SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 31, 2002

BT Group plc
(Translation of Registrant's Name into English)

BT Center
81 Newgate Street
London EC1A 7AJ
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

This Report on Form 6-K is incorporated by reference into the registrant's annual report on Form 20-F for the year ended March 31, 2002 (Commission file number 1-8819)

Enclosure:

(1) BT Group plc - Annual Report and Form 20-F 2002

(2) Financials statements of Concert BV for the year ended December 31, 2001

This Report contains the Annual Report and Form 20-F 2002 of BT Group plc (the "Company") for the fiscal year ended March 31, 2002. The Annual Report and Form 20-F 2002 comprises the Annual Report and accounts of the Company in accordance with United Kingdom requirements and the information required to be set out in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2002 (the "Form 20-F") to the Securities and Exchange Commission. This information in the Annual Report and Form 20-F 2002 that is referenced in the "Cross-reference to Form 20-F" table on pages 156 to 158 shall be deemed to be filed with the Securities and Exchange Commission for all purposes, including incorporation by reference into the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on May 31, 2002.

This Report also contains the report of the independent auditors and the consolidated financial statements for the year ended December 31, 2001 of Concert BV which shall be deemed to be filed with the Securities and Exchange Commission for all purposes, including incorporation by reference into the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on May 31, 2002.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 21 million corporate and residential customers with more than 28 million exchange lines, as well as providing network services to other licensed operators.

Contents

Financial headlines 3
Chairman's message 4
Chief Executive's statement 6
Business review 8
Our commitment to society 24
Five-year financial summary 26
Financial review 28
Board of directors and Operating Committee 48
Report of the directors 50
Corporate governance 52
Risk factors 55
Report on directors' remuneration 57
Statement of directors' responsibility 70
Report of the independent auditors 71
Accounting policies 72
Consolidated financial statements 75
United States Generally Accepted Accounting Principles 128
Subsidiary undertakings, joint ventures and associates 134
Quarterly analysis of turnover and profit 136
Financial statistics 138
Operational statistics 139
Additional information for shareholders 140
Glossary of terms and US equivalents 155
Cross reference to Form 20-F 156
Index 159

BT Group plc is a public limited company registered in England and Wales, with listings on the London and New York stock exchanges.

This is the annual report for the year ended 31 March 2002. It complies with UK regulations and is the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations.

This annual report has been sent to shareholders who have elected to receive a copy. A separate annual review and summary financial statement for the year ended 31 March 2002 has been issued to all shareholders.

In this annual report, references to "BT Group", "BT", "the group", "the company", "we" or "our" are to BT Group plc (which includes the continuing activities of British Telecommunications plc) and its subsidiaries, or any of them as the context may require.

References to the "financial year" are to the year ended 31 March of each year, e.g. the "2002 financial year" refers to the year ended 31 March 2002. Unless otherwise stated, all non-financial statistics are at 31 March 2002.

Please see cautionary statement regarding forward-looking statements on page 140.

BT's strategy is to create value for shareholders through being the best provider of communications services and solutions for everybody in the UK, and for corporate customers in Europe, achieving global reach through partnership.

The fundamentals of our strategy are:

- customer satisfaction;
- financial discipline;
- broadband – at the heart of BT;
- value-added solutions for multi-site corporate customers in Europe;
- a clear network strategy, with unified management of all UK networks;
- a clear strategy for each customer group, including new services and brand extension; and
- diverse, skilled and motivated people.

Financial headlines

- Group turnover[1] of £18.4 billion, 8% up on prior year
- Profit before taxation[1] down 28% to £1.3 billion
- Net exceptional gains of £0.8 billion
- Net debt reduced from £27.9 billion to £13.7 billion
- Dividend resumed – final dividend of 2.0 pence per share
- Successful corporate restructuring programme
- New three-year strategic plan announced

[1] from continuing activities before goodwill amortisation and exceptional items

Years ended 31 March

	Continuing activities		
In £ million unless otherwise stated	**2002**	2001	2000
Group turnover	**18,447**	17,141	16,125
Exceptional operating costs	**2,696**	7	64
Total operating profit (loss)	**(1,489)**	2,456	3,143
Profit on sale of fixed asset investments	**169**	534	–
Profit on sale of group undertakings	**(148)**	84	126
Profit on sale of property fixed assets	**1,089**	34	26
Amounts written off investments	**(535)**	–	–
Profit (loss) before taxation	**(2,493)**	1,937	2,968
Profit (loss) after taxation	**(2,878)**	1,505	2,104
Basic earnings (loss) per share	**(34.8)p**	20.7p	29.2p
Dividends per share	**2.0p**	7.8p	19.6p
Profit before goodwill amortisation, exceptional items and taxation	**1,273**	1,763	2,973
Basic earnings per share before goodwill amortisation and exceptional items	**8.8p**	19.3p	29.5p
Net cash flow from operating activities	**5,023**	5,410	5,609
Capital expenditure on property, plant and equipment	**3,100**	3,857	3,160

Group turnover[2]
£m
years ended 31 March



13,651
15,197
16,125
17,141
18,447
1998
1999
2000
2001
2002

Net debt
£m
as at 31 March



3,977
953
8,700
27,942
13,701
1998
1999
2000
2001
2002

Capital expenditure[2]
£m
years ended 31 March



2,720
2,511
3,160
3,857
3,100
1998
1999
2000
2001
2002

[2] from continuing activities



Chairman's message

Sir Christopher Bland, Chairman, reports on the successful delivery of the action plan outlined a year ago and the company's return to the dividend list...

The last year has been a significant one for BT Goup.

Our operating results were satisfactory and we are pleased to propose a final dividend of 2.0 pence per shae.

In May 2001, your Board developed an action plan to reduce debt, manage costs and enhance BT's ability to serve its customers even more effectively.

In the year since then, we have deliveed on that plan.

In a turbulent market characterised by rising debt levels—a consequence in lage part of the high cost of acquiring 3G mobile licences—and cooling sentiment towards the telecommunications sector, we have taken the hard decisions early and ae now in a position of relative strength.

Key events

June 2001

UK's largest-ever rights issue closes
Sale of Yell for approximately £2 billion
Sale of interest in Airtel in Spain for £1.1 billion

June and July 2001

Sale of interests in Japan Telecom and J-Phone for £3.7 billion

October 2001

Court Meeting and Extraordinary General Meeting win approval for creation of a holding company and demerger of mmO2

November 2001

Demerger of mmO2

February 2002

Ben Verwaayen takes over as Chief Executive

April 2002

Formal unwinding of Concert joint venture with AT&T

Debt was reduced from £27.9 billion as at 31 March 2001, to £13.7 billion as at 31 March 2002.

- A significant part of this reduction was achieved through the successful completion of the largest rights issue in UK corporate history. Some 1.98 billion new shares were issued, raising £5.9 billion.
- We demerged mmO2, which comprises what used to be BT's wholly-owned mobile assets in the UK and continental Europe.
- We unwound Concert, our international joint venture with AT&T, which had come under considerable pressure from the downturn in the global communications sector. Our destiny in this market is once again under our direct control.
- We disposed of Yell, our international directories and e-commerce business. We sold our interests in Japan and Spain at a significant profit.
- We achieved the sale and leaseback of a large part of our UK property portfolio.
- And we made significant changes to your Board of directors, through a series of executive and non-executive appointments, on which shareholders will have the opportunity to vote at the AGM.

I would like to pay tribute to Sir Peter Bonfield, who left the company at the end of January this year. In Peter's six years as Chief Executive, his energy and drive were of enormous value and he played a key role in the restructuring of the company. We wish him well for the future.

The appointment of Ben Verwaayen, former vice chairman of the management board of Lucent Technologies, as your new Chief Executive marks the next stage in your company's evolution. Ben has significant telecommunications experience and a proven track record in driving culture change.

In November 2001, we strengthened the Board with the appointment of Pierre Danon, Chief Executive of BT Retail, Paul Reynolds, Chief Executive of BT Wholesale and Andy Green, Chief Executive of BT Ignite.

The appointment of Ian Livingston, former group finance director of Dixons Group, as Group Finance Director in April 2002 completes the top team.

I would like to thank the non-executive directors, Lord Marshall, Iain Anderson, Helen Alexander, Neville Isdell, June de Moller and Sir John Weston, who retired during the year and welcome Baroness Jay, John Nelson and Carl Symon to the Board.

I would also like to thank Philip Hampton and Colin Green, both of whom left the company recently, for the notable contributions they made as Group Finance Director and Secretary respectively.

As we progress, and while we continue to concentrate on managing the debt and further reducing costs, we are also embarked on the pursuit of profitable growth and customer service excellence.

After a year of relative introspection, we need to show the self-confidence that our assets and strategy justify. We will be entirely focused on finding profitable ways to meet what our customers need, particularly in the "new wave" services arena, in order to enhance shareholder value.

The last couple of years have been tough for our shareholders. I would like to thank you all for your continued support.

They've also been tough for BT employees, who have consistently risen to the challenge.

Looking ahead, I see every reason for optimism.

Christopher Bland

Sir Christopher Bland
Chairman
21 May 2002



Chief Executive's statement

Ben Verwaayen, Chief Executive, says that outstanding customer service, profitable growth and the development of new broadband services are key to the creation of shareholder value...

What customers can expect fom BT is a high standard of service delivey, innovation and ceativity, where it counts; and reliability whee it matters most.

It's as simple and as rigoous as that.

There are three principal parts to BT's strategy.

The first is a elentless and passionate concen for our customers, and a scupulous focus on their equirements, now and in the future.

BT's core business is supplying more than 21 million customers with a range of communications sevices that meet their needs at home, at work, and anywhee in between.

We are a service company and poud of it. We sell a customer experience.

Delighted customers ae our reason for existence, because delighted customers ae key to the ceation of shareholder value.

Get that customer experience right, drive up customer satisfaction levels, and eveything else follows. Get it right, and we can stimulate gowth, generate cash, educe customer chun, promote innovation and deliver shaeholder value.

We are detemined that eveyone who works for BT—and I mean eveyone—will be committed to delighting his or her customers.

Nothing is more important than that.

The second part of our strategy is the pursuit of gowth.

The restructuring is done; stability has been achieved.

Now it's time for your company to stat to grow again. And by that, we mean profitable growth.

We have no interest in growth for growth's sake, just as we have no interest in cost cutting simply for its own sake.

And we can achieve pofitable growth in all the sectors in which we operate. We have set ourselves a number of rigorous financial tagets relating to all our ongoing activities in the retail, wholesale and solutions markets.

We know that we will be judged by our ability to deliver We're happy with that.

And the third and integrally-related strategic imperative is the delivery of Broadband Britain.

Broadband is a critical gowth opportunity and BT is already playing a major pat. We have substantially educed both the wholesale and etail costs of broadband and we have put significant marketing efort behind the services we offer.

Broadband really can transfom our customers' lives and businesses, and it povides an opportunity for us to build new and mutually beneficial elationships with our customers.

Finally, after a difficult time for the company we now need to understand our stengths better and play to those strengths. We have evey reason for self-confidence, and confident, motivated, skilled employees, focused on their customers, are at the heat of what BT has to offer.

We want to be the best communications sevices and solutions company for eveyone in the UK and business customers in Europe. We deliver global connectivity and solutions where that meets customers' needs.

Post-privatisation, BT was the benchmark company in the telecommunications industy, not just in the UK but in Europe and globally.

The bad news is that we've curently lost pole position.

But the good news is that thee's a vacancy No single company in this industry can confidently lay claim to that position at the moment.

That's the opportunity and challenge for us.

We can become the benchmark once again. So, that's what we're aiming to do.



Ben Verwaayen
Chief Executive
21 May 2002

Business review

The review is divided into the following sections:

8 Introduction
8 Group strategy
9 Restructuring
Rights issue
Demerger of mmO2
Acquisitions and disposals
Concert
11 Lines of business
11 BT Retail
Voice services
New-wave business
Brand extension
Net-centricity
Customer satisfaction
14 BT Wholesale
Changing market conditions
Strategic objectives
Broadband
15 BT Ignite
Meeting customers' needs
Business realignment
Cash management
Customers
16 BTopenworld
16 BTexact Technologies
17 Our people
18 Regulation, competition and prices
Regulation in the UK
Competition
Pricing regulation
Non-UK regulation
Other significant changes and issues
22 Relationship with the UK Government
23 Legal proceedings

Please see cautionary statement regarding forward-looking statements on page 140.
All customer numbers are given as at 31 March 2002, unless stated otherwise.
EBITDA = Earnings before interest, taxation, depreciation and amortisation

Introduction

BT Group plc is the listed holding company for an integrated group of businesses that provide voice and data services in the UK and elsewhere in Europe. British Telecommunications plc is a wholly-owned subsidiary of BT Group and holds virtually all businesses and assets of the BT group. Our collective aim is to create shareholder value through service excellence, brand leadership, our large-scale networks and our existing customer base, and also through developing and marketing new, higher-value broadband and internet products and services.

BT Group plc was formed when the mmO2 business (comprising what had been BT's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland) was demerged on 19 November 2001. Shareholders received one share in mmO2 plc and one share in BT Group plc for each share they previously held in British Telecommunications plc. Trading in BT Group plc and mmO2 plc shares began on 19 November 2001.

BT consists principally of four lines of business: BT Retail, BT Wholesale, BT Ignite and BTopenworld.

In the year ended 31 March 2002 (the 2002 financial year), 89% of our revenues were derived from operations within the UK, where we are the largest full service telecommunications operator, serving over 21 million customers. The largest lines of business within the group, BT Retail and BT Wholesale, operate almost entirely within the UK, addressing the consumer, business and wholesale markets, and offer a broad spectrum of communications products and services. Our aim is to increase profitable revenues from data and advanced broadband and internet services and to reduce further the proportion of revenue and profit generated by fixed-line voice services.

For a summary of turnover for our products and services for the years ended 31 March 2000, 2001 and 2002, see the table on page 9.

Group strategy

BT's three-year strategy is to create value for shareholders through being the best provider of communications services and solutions for everybody in the UK, and for corporate customers in Europe, achieving global reach through partnership.

The lines of business will focus on seven strategic priorities:

- to deliver the highest levels of customer satisfaction performance and reduce the number of dissatisfied customers each year;
- to achieve organic profitable revenue growth, while constraining capital expenditure;
- to put broadband at the heart of BT, expand the market for broadband services and create a media-enabled network;
- to provide solutions and other value-added services for multi-site corporate customers in Europe;
- to place all UK networks under a single management structure and to limit investment in legacy voice and data platforms, while migrating operations to new platforms;

- to use the strength of the BT brand to move into broadband services for consumers; and also into related markets, such as communications solutions and business mobility services for major business customers; and information and communications technology for SMEs; and
- all delivered by diverse, skilled and motivated people.

Restructuring

During the 2002 financial year, which saw some of the worst conditions in the telecoms, media and technology (TMT) sector for many years, we completed a radical restructuring, the aims of which were to enhance customer service, create greater management focus and reduce debt.

The main features of the restructuring were:

- the UK's largest-ever rights issue;
- the demerger of the majority of BT's mobile businesses to create two separate listed companies, BT Group plc and mmO2 plc;
- the disposal of significant non-core businesses and assets;
- the unwind of Concert, BT's joint venture with AT&T;
- the establishment of customer-focused lines of business; and
- the reduction of our net debt from £27.9 billion at 31 March 2001 to £13.7 billion at 31 March 2002.

Rights issue

On 10 May 2001, BT announced a three for ten rights issue at 300 pence per share. This was well supported by shareholders and closed, as planned, on 15 June 2001. Some 1.98 billion new shares were issued to shareholders who took up their rights, raising £5.9 billion, net of expenses.

Demerger of mmO2

On 19 November 2001, we completed the demerger of mmO2, comprising what were BT's wholly-owned mobile assets in Europe: O2 UK (formerly known as BT Cellnet), O2 Communications (Ireland) (formerly known as Esat Digifone), Telfort Mobiel, Viag Interkom, Manx Telecom and Genie.

BT and mmO2 have, through arm's length negotiations, entered into a number of agreements to define the continuing relationship between the groups. These include:

- until November 2004, we will exclusively promote the mobile products and services of O2 UK to the business market in the UK;
- until 31 March 2003, we will not offer mobile products and services to the consumer market in the UK solely under the BT brand. We may, however, offer mobile products and services under the BT brand if co-branded with the brands of other mobile network operators, and may offer bundled fixed and mobile products under the BT brand; and
- parts of mmO2 are able to use some of our trademarks and brands, including the BT name and the half piper logo, on a transitional basis until 31 March 2003.

Acquisitions and disposals

During the past three financial years, BT made a number of significant acquisitions, including taking stakes in Japan Telecom and J-Phone and control of Viag Interkom, Esat Telecom and Esat Digifone. During the latter part of that period, reflecting the change in the group's strategy, we disposed of a number of businesses and assets, including Yell, Japan Telecom, J-Phone and Airtel. This has enabled us to focus on our core businesses and to reduce net debt. We also transferred assets and businesses to Concert, which was subsequently unwound (see "Concert" below).

Turnover summary Years ended 31 March	2002 £m	2001 £m[a]	2000 £m[a]
Fixed-network calls	**5,266**	5,655	5,908
Exchange lines	**3,926**	3,674	3,526
Receipts from other operators	**3,113**	2,814	1,974
Private services	**1,039**	1,091	1,135
Solutions	**1,661**	1,074	915
Customer premises equipment supply	**688**	726	847
Other sales and services	**2,754**	2,107	1,820
Total continuing activities	**18,447**	17,141	16,125
Wireless products	**2,262**	2,760	2,170
Yellow Pages	**169**	743	629
Other sales and services	**11**	105	33
Intra-group	**(330)**	(322)	(242)
Total discontinued activities	**2,112**	3,286	2,590
Group turnover	**20,559**	20,427	18,715
Share of associates and joint ventures' turnover	**4,764**	9,937	3,364
Trading between group and principal joint venture	**(681)**	(698)	(176)
Total turnover	**24,642**	29,666	21,903

[a]Figures for the 2000 and 2001 financial years have been restated to conform with the method of classification used in the 2002 financial year.

Our recent programme of acquisitions and disposals included:

Acquisition and disposal of Viag Interkom
In January and February 2001, we took sole control of Viag Interkom by acquiring the remaining 45% which we did not already own from E.ON (formerly VIAG AG) for £4.6 billion, having already bought Telenor's 10% interest for £1 billion. The wireless business of Viag Interkom was transferred to mmO2 on demerger. The fixed-line business of Viag Interkom is now served by BT Ignite Germany.

Acquisition and disposal of Japan Telecom and J-Phone
In June and July 2001, we sold our 20% interest in Japan Telecom, and our interests in J-Phone Communications and the J-Phone group companies to Vodafone, for £3.7 billion in cash. This is more than four times our original investments, which were made in stages, beginning in the 2000 financial year.

Acquisition and disposal of Cellnet
On 10 November 1999, we acquired the 40% interest in Cellnet Group, our mobile cellular phone operator, that we did not already own for £3.15 billion. This business was transferred to mmO2 on demerger.

Acquisition and disposal of Esat Digifone
In April 2001, we acquired, for £0.9 billion, the remaining 49.5% of Esat Digifone, a mobile operator in the Republic of Ireland, that we did not already own. This followed our acquisition of control of Esat Telecom Group in March 2000 for approximately £1.5 billion. Esat Digifone (now O2 Communications (Ireland)) was transferred to mmO2 on demerger. The fixed-line business of Esat is now served by BT Ignite Ireland.

Disposal of Yell
On 22 June 2001, we sold Yell Group, our international directories and e-commerce business, to a newly-formed company, jointly owned by Apax Partners and Hicks, Muse, Tate & Furst for approximately £2 billion. Yellow Book USA, an independent classified directory publisher in the USA, which we had acquired in August 1999 for £415 million, was sold as part of Yell.

Acquisition and disposal of Telfort
In July 2000, we took full control of Telfort, our Dutch joint venture, by acquiring, for £1.2 billion, the 50% of Telfort that we did not already own. The wireless business of Telfort was transferred to mmO2 on demerger. The fixed-line business of Telfort is now served by BT Ignite Netherlands.

Disposal of Airtel
On 29 June 2001, we completed the sale of our 17.8% interest in Airtel Móvil S.A. to Vodafone for £1.1 billion. This represents a return of almost five times our original investment in the Spanish wireless operator.

Disposal of sunrise communications
On 30 November 2000, we sold our 34% stake in sunrise communications in Switzerland to Tele Danmark for the equivalent of £464 million in cash, realising a profit of over £450 million.

Disposal of British Interactive Broadcasting (BiB)
In May 2001, we exercised our option to sell to BSkyB our interest in BiB, our interactive television joint venture, known as "Open". The consideration, to be received in two tranches (in June 2001 and November 2002), was to the value of approximately £240 million. The first tranche was in BSkyB shares and the second tranche will be in BSkyB shares or loan notes. Shares received are subject to certain lock-in restrictions. In addition, if BiB were to reach a certain value in 2003, we would receive a further tranche, with a value of approximately £120 million.

Disposal of Maxis
On 15 November 2001, we sold our 33.33% interest in Maxis Communications in Malaysia to our partner in Maxis, Usaha Tegas Sdn Bhd, for £350 million in cash.

Acquisition and disposal of Rogers Wireless
On 29 June 2001, we completed the sale of our entire interest in Rogers Wireless in Canada to AT&T Wireless Services for £267 million. We had acquired our interest in Rogers Wireless through a 50/50 partnership with AT&T in August 1999, when, together with AT&T, we acquired the equivalent of approximately 33% of the share capital of the company.

Acquisition of Control Data Systems
On 31 August 1999, we acquired Control Data Systems (now known as Syntegra USA), an international systems integration company based in the USA, for £213 million.

Property sale and leaseback
As part of a wider property outsourcing arrangement, in December 2001, we completed the sale and leaseback of the majority of our UK property portfolio to Telereal, a 50/50 joint venture partnership between Land Securities Trillium and The William Pears Group, for £2.4 billion in cash. Around 6,700 properties — offices, telephone exchanges, vehicle depots, warehouses, call centres and computer centres, totalling some 5.5 million square metres — were effectively sold. The transaction also included the transfer of approximately 350 employees from BT to Land Securities Trillium (Telecom) during the first quarter of 2002.

Under these new arrangements, Telereal is responsible for providing accommodation and estates management services to BT. In return, we pay Telereal around £190 million of annual rental, increasing at 3% a year, for use of the freeholds. In addition, BT has transferred the economic risk on a large portion of its leased properties to Telereal in return for an annual rental commencing at approximately £90 million per annum. We have the flexibility to vacate approximately 35% by rental value of the estate, including existing lease ends, over the contract term at no extra cost.

We have retained direct ownership of approximately 220 properties. A number of these were retained with a view to obtaining better value through other means.

Concert

On 1 April 2002, following an announcement in October 2001, we completed the unwind of Concert, our international joint venture with AT&T, which involved the return of Concert's businesses, customer accounts and networks to the two parent companies.

As a result of the unwind, we have largely taken back into our ownership those parts of Concert originally contributed by us to the joint venture, while AT&T has taken back into its ownership those parts it originally contributed. We have acquired substantially all of Concert's managed services network infrastructure in Europe, Africa, the Middle East and the Americas, and substantially all of the customer and supplier contracts that we originally contributed to Concert. Concert assets that have been returned to us are now managed by BT Global Business, part of BT Ignite, while Concert customers that have been returned to us are now managed partly by BT Global Business and partly by BT Retail.

Simultaneously with the completion of the termination of the Concert joint venture, AT&T acquired our Canadian joint venture, through which we held an indirect minority shareholding in AT&T Canada.

Under the Canadian joint venture agreement, BT was committed to participating in AT&T's future obligation to acquire all publicly-traded shares of AT&T Canada. AT&T has now taken full ownership of the joint venture and BT no longer has any involvement in the joint venture, nor any obligations in relation to AT&T Canada.

Lines of business

The following table sets out the group turnover for each of our lines of business in the 2002 and 2001 financial years.

	Group turnover	
Years ended 31 March	2002 £m	2001 £m
BT Retail	**12,085**	12,063
BT Wholesale	**12,256**	11,728
BT Ignite	**4,476**	3,468
BTopenworld	**222**	140
Other	**373**	138
Intra-group	**(10,965)**	(10,396)
Total continuing activities	**18,447**	17,141
mmO2	**2,665**	3,388
Yell	**171**	749
Intra-group	**(724)**	(851)
Total discontinued activities	**2,112**	3,286
Totals	**20,559**	20,427

BT Retail

Years ended, or as at, 31 March	2002	2001
Group turnover	**£12,085m**	£12,063m
Group operating profit	**£1,102m**	£888m
No. of employees ('000)	**50.8**	53.6

Note – before goodwill amortisation and exceptional items

BT Retail is the UK's largest communications service provider, by market share, to the residential and business markets. It trades under one of the UK's leading brands – BT – and is the prime channel to market for the other businesses in the BT group.

BT Retail supplies business and residential customers with a wide range of communication products and services, including voice, data, internet and multimedia services. It also offers a comprehensive range of managed and packaged communications solutions.

BT Retail's strategy, which has customer satisfaction as its cornerstone, aims simultaneously to achieve the goals of reducing costs and improving customer satisfaction. During the 2002 financial year, BT Retail made significant progress in implementing its strategy with the aim of:

- minimising the decline in revenue from its traditional core business;
- growing existing new-wave revenue and developing fresh initiatives;
- establishing brand extension opportunities in adjacent markets; and
- improving its efficiency.

Voice services

In the residential, fixed-voice call market, BT Retail's share remained stable over the year at 73%, having fallen from 79% in mid-1999 to 74% by mid-2000. Within the business sector, there was a reduced level of market share loss, with a market share of around 48%.

BT Group total – % annual fixed-network call volume growth


19
2002

As at 31 March 2002, BT Retail had more than 28 million customer lines (exchange line connections). Some eight million of these were business lines and lines for other service providers; the remainder were for residential customers.

BT Group total – Exchange line connections % growth (decline) over previous year
years ended 31 March


(1.3)
(0.1)
5.9
(0.3)
5.4
2002
1.3
0.3

Exchange line turnover, comprising rental and connection charges, accounted for approximately 30% of our revenues in the 2002 financial year. The number of BT Group's business lines grew by 1.3% over the year, with high-speed ISDN services being the main driver behind this growth. Despite competition from other fixed-line providers, the number of residential lines increased marginally (by 0.3%), reversing the previous declining trend, due to a combination of customers installing second lines and customers returning to us from other operators.

In a highly competitive market, BT Retail has developed innovative pricing packages designed to meet the needs of small, medium and major businesses and residential customers.

During the 2002 financial year, BT Retail further developed its innovative BT Together pricing package, which offers reduced rate calls and other benefits for a fixed monthly fee. To date, more than 10 million customers have signed up for the package. The scheme was enhanced to include the option of unmetered UK calls at evenings and weekends. An option including unmetered off-peak internet calls (SurfTime) was also made available. The UK calls package offers more than 6,000 hours of unmetered national calls per year for every BT customer. This new addition to the BT Together family has so far attracted 610,000 customers.

As at 31 March 2002, 71% of residential customer call minutes were made by BT Together package subscribers.

In the residential market, the successful rollout of pricing packages contributed to stabilising our share of the fixed-line voice market and improving customers' perception of price and value for money.

In June 2001, BT Answer 1571, a free answering service for all our residential customers, was launched. This service, which takes messages if a person is out, engaged on another call or surfing the internet, has proved highly successful; more than five million customers had signed up for this service by 31 March 2002.

As well as adding to our call packages and range of services, we listened to our customers and made it easier for them to understand how their charges had been calculated, by introducing a new and clearer bill. This had the added advantage of being more environmentally friendly than its predecessor, saving up to 730 tonnes of paper a year.

New-wave business

Existing new-wave business, including ISDN lines, customer premises equipment, digital private circuits and conferencing, showed growth of 10%.

In December 2001, BT Retail announced a target of a 4% per annum increase in incremental revenue from existing new-wave business by the 2005 financial year.

In addition, it announced a plan to introduce a number of new-wave initiatives to generate incremental revenue of £825 million by the 2005 financial year. These include:

- a stronger push into broadband products and services, with the announcement in April 2002 of BT Broadband, which redraws the way internet access is sold. BT Broadband, which will be widely available from Autumn 2002, allows customers always-on, high-speed direct access to the internet over a single home phone line. It strips out services like e-mail, free personal web space and content. This leaves customers free to create a portfolio of services and content they want, and means that they do not have to pay for services they may not need;
- an increased focus on mobile solutions, working with mmO2 and other partners; and
- wireless local area network (LAN) solutions for businesses and consumers.

In April 2002, BT Retail announced that it would be launching a new portfolio of mobile services in June 2002. This will mean a wide range of products for business customers and the creation of a new service provider business in the mobile market, giving unified billing and customer service for the first time under the BT brand. As part of BT Retail's mobility strategy, it was also announced that we planned to build the UK's first public access wireless LAN network by installing around 400 'hotspots' (access points in airports, stations, hotels, etc.) by June 2003. We estimate that there will be up to 4,000 sites by June 2005 and we will be working closely with our partners Motorola and Cisco to build the new network.

Other examples of this new-wave strategy include:

- a major initiative, e-payphones, was announced in December 2001. This involves a partnership with Marconi to launch the world's largest public network of multimedia payphone terminals. We will install 28,000 of the new Marconi-built terminals, which will offer full internet access, e-mail and text messaging. Rollout started in April 2002, with 3,000 terminals planned to be in place in the UK within a year;
- during the 2002 financial year, we connected up to 2,000 SMEs a week to broadband. An NOP Research Group poll in February 2002 confirmed BT as the number one internet service provider for businesses with between one and 49 employees. During the 2002 financial year, we connected a UK business to the internet every five minutes, on average; and
- our commitment to broadband for SMEs led to our enthusiastic involvement in the ACT NOW programme in

Cornwall, a demand-led initiative to encourage businesses in the county to gain the support they need to move into the new broadband economy. The £12.5 million project includes around £5.25 million of European funding and will run for three years. The project could act as a blueprint for the development of broadband in other regions of the UK where, without this kind of partnership approach, deployment would be uneconomic.

An area of focus for new-wave initiatives is the public sector, where:

- we continued to work with the National Health Service to provide electronic links into doctors' surgeries and hospitals, leading to faster and easier booking of hospital beds and appointments, and the shortening of hospital waiting lists;
- the National College for School Leadership Online was underpinned by an infrastructure developed and hosted by us. This flagship Government initiative is being rolled out to all school leaders and offers quality training, advice, resources and guidance at the touch of a button;
- Liverpool City Council chose us to be its partner in the 'e-transformation' of its services. Via Liverpool Direct, a range of solutions is resulting in a step change in the quality of services being delivered to the city's inhabitants; and
- Bracknell Forest Borough Council chose us to provide a single, multi-functional smart card, enabling residents to obtain local services, including transport, attendance records and meals in schools, and leisure activities in sports centres.

Brand extension

BT Retail embarked on three brand extension initiatives in the 2002 financial year, linking-up with market leaders:

- a partnership deal with the leading UK digital TV broadcasters to provide our customers with attractive digital television offers alongside their telephony and internet needs. To date, these deals have generated more than 300,000 leads for the TV partners;
- strategic alliances with Cisco, Dell, Microsoft and O2 UK to provide hassle-free, integrated information and communications technology (ICT) solutions for SMEs. As at 31 March 2002, more than 900 companies had signed up for the packages, generating revenue of more than £33 million; and
- a strategic partnership deal with Siebel Systems, a world-leading provider of customer relationship management (CRM) applications software. This also involved launching Contact Central, a new-generation, multimedia contact centre solution for SMEs. Since its launch in October 2001, £108 million in new revenue has been achieved in the field of CRM.

In extending into the CRM field, BT Retail also linked up with other key players, including Accenture, Nortel, Avaya, Cap Gemini Ernst and Young, CosmoCom, Extraprise, Genesys and MarketBridge.

Net-centricity

BT Retail's website (accessed through **www.bt.com**) provides residential and business customers with an e-commerce channel through which they can access information and services.

The site is a key part of BT Retail's drive to become more net-centric, by giving its customers increased opportunities to deal with the company over the internet. This gives customers a choice of more ways to contact us and results in significant cost efficiencies.

www.bt.com is one of the largest sites of its type in the UK, with 2.5 million registered users at 31 March 2002. Orders for more than £71 million worth of products and services were made or initiated through the site during the 2002 financial year.

Customer satisfaction

Delivering customer satisfaction is the cornerstone of BT Retail's strategy. BT Retail's key objective is to provide customers with a significantly better experience than any of its main competitors by March 2003.

Performance is measured monthly and, during the 2002 financial year, the SME and consumer segments each achieved better customer satisfaction scores than competitors in nine months out of 12. The major business sector, for which a customer satisfaction tracker has only been in place since May 2001, bettered the competition nine times in the first 11 months of the survey's operation.

Service is a key driver of customer satisfaction and, during the 2002 financial year, there was sustained improvement in several areas. Consumer provision was 3.9% better (in terms of the percentage of customers satisfied overall) than in the 2001 financial year, while there were improvements of 2.2% in business provision and 3.9% in consumer repair, with a slight decline of 0.6% in business repair.

These achievements were driven by a number of key initiatives including:

- reducing repeat faults through better focus and coaching, and by our engineers using their new laptop computers to help them in their work. The result was a 19% reduction in repeat faults in the three months ending 31 March 2002, compared with the same period in the 2001 financial year;
- keeping customers informed by giving them a clear commitment when a job starts and keeping them in the picture at all stages until it is completed to their satisfaction. 4.5% more customers were satisfied with the quality of communication with us than at the same time last year;
- contingency planning to cope with peaks of activity caused by bad weather and other surges of demand. As a result, peaks of work were fewer and less acute than in the previous year, with the workstack of outstanding faults being, on average, 20% lower; and
- encouraging customer-centric behaviours by adopting an end-to-end approach, covering job definition and recruitment through to coaching and performance management. This approach was implemented across the

'150' customer service function and piloted among the engineering community.

Towards the end of the 2002 financial year, BT Retail announced a key initiative in its drive to improve customer service and increase efficiency — a plan to create a network of 30 next-generation multi-function contact centres. A total of £100 million will be spent on the new centres, which will be multimedia, have more seats and use leading-edge CRM technology to provide consistent standards, a better customer experience, a state-of-the-art working environment and significant cost savings.

As part of the project, more than 50 existing call centres will close over the next two years.

BT Wholesale

Years ended, or as at, 31 March	2002	2001
Group turnover	**£12,256m**	£11,728m
Group operating profit	**£2,242m**	£2,538m
No. of employees ('000)	**29.8**	30.0

Note - before goodwill amortisation and exceptional items

BT Wholesale provides network services and solutions within the UK to communication companies, network operators and service providers, and to other BT lines of business.

Its 29,800 skilled employees manage the largest capacity communications network in the UK, with the greatest geographical reach and customer coverage. 120 million copper pair kilometres and six million optical fibre kilometres give it the ability to touch virtually every home and business in the country. Its 900 local and trunk exchanges handle an average of 300 million calls every day.

The 2002 financial year was characterised by:

- the launch of a bold plan to accelerate the growth of BT Wholesale's new broadband business;
- good progress in growing new business sales and the wholesale "one-stop shop"; and
- the successful delivery of a strong performance, despite the difficult trading conditions in the UK TMT sector, through a focus on operating free cash flow.

Changing market conditions

As a result of the reversal in world markets following the dot.com crash, which has been especially pronounced in the communications industry, the wholesale telecommunications market is experiencing its most significant slowdown in many years. Approximately 5% of BT Wholesale's UK customers have gone into administration or the like, resulting in around £200 million of lost external sales.

Consequently, BT Wholesale's external turnover growth (including mmO2 as external) has slowed substantially, from over 30% in the 2001 financial year to below 19% in the 2002 financial year. Its internal turnover (mainly with BT Retail and BT Ignite) reduced by 1% in the 2002 financial year.

However, BT Wholesale responded quickly to the changed market conditions by cutting its capital expenditure from £2,273 million in the 2001 financial year to £1,974 million in 2002. This enabled it to grow free cash flow by 9% in the 2002 financial year in a tough market.

Strategic objectives

Throughout the 2002 financial year, BT Wholesale continued to drive its strategic objectives to:

- evolve the UK network from a predominantly fixed-voice technology towards data, Internet Protocol (IP) and mobile technologies;
- create a portfolio that will enable it to sustain traditional product revenues, while migrating its customers up the value chain to more advanced services, and providing a "one-stop shop"; and
- become the number one provider in the high-growth UK broadband market.

BT Wholesale has continued to invest in its network in a highly focused way, using new technology to grow scale and capabilities for the future. A total of 70 next-generation switches (NGS) have now been deployed to replace the trunk exchange network. In January 2002, the world's first hybrid NGS, using voice over asynchronous transfer mode (ATM) technology, was brought into service.

In addition, more than 700 digital local exchanges have now been enabled to redirect all internet-type calls originating from BT customers. These calls are grouped together and routed directly to BT's Dial IP platform and other operators' networks. This enhanced functionality in BT Wholesale's switched network is enabling the evolution from circuit switch and voice to packetised data and IP.

In line with its strategy to migrate customers towards more advanced services, BT Wholesale generated over £100 million from new business revenues, comprising sales of broadband and data products, network facilities management, and content and applications solutions. This represented a growth of 240%, compared with the previous financial year, and resulted from opportunities continuing to be sought and won through deeper customer relationships with the leading fixed and mobile operators and strategic customer and supplier partnerships.

In addition, BT Wholesale continues to invest in e-business channels to improve its responsiveness to competitive market needs and to reduce costs.

Broadband

BT Wholesale's most notable achievements in the 2002 financial year have been in the broadband arena. From 1 June 2001, we vested the end-to-end management of broadband digital subscriber line (DSL) in BT Wholesale. This move was designed to bring all elements of broadband DSL delivery under one management team, including platform development, product development and in-life management, implementation and service assurance, marketing and channel development. Since then, BT Wholesale has:

- met its target of enabling more than 1,000 exchanges for DSL services to ensure that over 60% of UK households are connected to a DSL-enabled exchange;
- announced plans to enable a further 100 exchanges, extending coverage to 66%;
- launched a series of product enhancements, including a self-install version of asymmetric DSL (ADSL) in January 2002, enabling more than 150 service provider customers to market attractive broadband product offerings;
- promoted broadband through joint marketing programmes with its service provider customers; and
- progressively reduced the price of wholesale broadband through a sustained programme of cost reductions based on scale economics, e-business automation, process improvements, improved network design and lower equipment costs. These culminated in significant price reductions announced in February 2002, which are expected to stimulate demand for one million broadband lines in the UK by Summer 2003.

So, even in a difficult year, BT Wholesale made a major contribution to the financial performance of BT and set out its aim to be the number one provider of wholesale broadband in the UK.

BT Ignite

Years ended, or as at, 31 March	2002	2001
Group turnover	**£4,476m**	£3,468m
Group operating loss	**£(353)m**	£(309)m
No. of employees ('000)	**16.4**	18.8

Note – before goodwill amortisation and exceptional items

BT Ignite is our business services and solutions division, serving customers worldwide.

Its strategy is to deliver managed networks and communications solutions to multi-site corporate customers with activities in one or more European countries, including customers who operate globally with needs in Europe.

BT Ignite, along with BT Retail in the UK, positions us as a leading provider of managed communications services and solutions to corporate customers with substantial European operations.

Meeting customers' needs

BT Ignite provides customers with:

A unique services portfolio, with significant reach and depth

Its European network covers 56,000 kilometres, linking to 300 large towns and cities, with 20 hosting centres spanning the continent and Europe's largest IP virtual private network capability.

It also has a worldwide network of partnerships, joint ventures and distributors to meet customers' needs in the USA and Asia.

BT Ignite's customers are increasingly international in their activities and require advanced, IP-based, high-performance services, with full functionality, delivered to all of their locations.

One example is multi-protocol label switching (MPLS), which BT Ignite was the first to launch internationally. MPLS-based, IP virtual private networks (VPNs) are the next generation of data networks for corporate customers, supporting voice, data and video applications. These networks offer more flexibility and greater service performance.

A customer-driven portfolio

BT Ignite's services and solutions portfolio is built around the needs of multi-site businesses. It includes:

- desk top equipment and software;
- web hosting services;
- network equipment and software;
- managed network services;
- transport and connectivity;
- integration services;
- network operations services; and
- network and business consulting services.

Extensive experience in delivering solutions and value-added services

Revenue in BT Ignite Solutions was £1,828 million in the 2002 financial year, up 17% on the previous year with some accounts growing by 50% in the 2001 calendar year. Gartner analysts estimate that BT Ignite Solutions has 6.5% of the UK integrated communications market.

BT Ignite Solutions has around 5,000 employees and operates in over 20 countries through joint ventures and associate relationships. Syntegra, which provides global systems integration and consultancy expertise, employs around 5,000 highly-skilled people across the globe, with particular strengths in financial services and government.

BT Ignite has embarked on an aggressive plan to build on its UK solutions base and extend its skills, knowledge and expertise into its continental European sales and service teams.

Core to the needs of multi-site business customers is global account management and BT Ignite offers a single point of contact for sales and service for all its major customers.

Business realignment

During the year, BT Ignite was realigned to ensure that it retained its focus on multi-site corporate customers, and ceased activities that might distract from this strategy.

On 31 March 2002, we successfully transferred the management of our former Concert customers to BT Ignite (and BT Retail).

The Concert MPLS VPN platform, with its global presence in Europe, USA and Asia, is being integrated with the BT Ignite European platform, to enhance reach and coverage.

BT Ignite's global reach services (Frame, ATM, IP-VPN) extend to and across North and South America. This means that BT Ignite's products are delivered seamlessly from Europe to its own locations in the Americas, and delivered locally through standard, non-exclusive interconnect and supply agreements with regional carriers.

Global service is provided via a network of service and management centres around the world, on a 24 hours a day, seven days a week basis.

BT Ignite will not make any new investments in SME or consumer businesses in Europe, including either the building or buying of infrastructure, or acquiring new customer bases. It will, however, continue to participate in existing SME and consumer businesses, as long as they are profitable.

Cash management

In 2002, BT Ignite reduced its capital expenditure by 35%, compared with the previous financial year. Operating free cash flow improved by over £400 million.

Customers

By focusing on the needs of multi-site business customers, BT Ignite has been able to improve customer service and increase efficiency. Examples include:

- BT Ignite's innovative e-business tools and applications include the Commerce One auction service, which enables companies to tender for supply contracts via a dedicated internet portal. This has helped Whitbread Group make procurement savings estimated at 15%;
- Hitachi (Europe) recently changed its business processes and systems. For this project, BT Ignite provided programme management, change management and strategic advice on a one-stop shop basis. The project included business process and organisational analysis, specialist intranet consultancy and design and implementation skills;
- Syntegra provided voice trading technology for 1,400 people in Merrill Lynch's new, state-of-the-art, London trading room — Europe's largest trading floor; and
- for GlaxoSmithKline, BT Ignite developed a network solution, designed to offer high availability and flexibility to maintain competitiveness, speed up time to market, improve cost effective management of research and development processes, and enable more efficient implementation and auditing of new regulations.

BTopenworld

Years ended, or as at, 31 March	2002	2001
Group turnover	**£222m**	£140m
Group operating loss	**£(118)m**	£(233)m
No. of employees ('000)	**0.4**	0.5

Note – before goodwill amortisation and exceptional items

BTopenworld is our internet service provider (ISP) arm. It provides consumers and SMEs in the UK with a range of narrowband and broadband internet access and related services.

BTopenworld's strategy is to provide services that help customers use and explore the internet, rather than seeking to provide content that is readily available on many other sites.

At 31 March 2002, BTopenworld had approximately 1.75 million UK ISP customers, giving an annual growth rate of 40%, including over one million customers on narrowband unmetered packages, making it one of the leading unmetered internet access providers in the UK.

BTopenworld is the UK's leading retailer of DSL broadband services, with 108,000 customers. From 1 April 2002, it cut the retail price of its broadband service from £39.99 a month to £29.99 a month for domestic and business users, having launched Plug & Go, a self-install broadband product, in March.

Under the *Powered* brand, BTopenworld is a market leader in the UK for wholesale internet virtual ISP services — providing internet access, e-mail, portal and content payment solutions to third parties. BTopenworld *Powered* manages 560,000 active access users and over one million active e-mail users on behalf of its partners, including MSN, Barclays, Tate and mmO2.

BTopenworld achieved a number of other key milestones during the 2002 financial year. It launched the UK's first satellite-based internet access service, targeting businesses in rural areas. As part of its strategy for stimulating demand for broadband and creating a platform for providing value-added services, BTopenworld purchased the UK's leading online games site, Games Domain, as well as dotmusic — Europe's most visited music website. These acquisitions give BTopenworld a leading presence in the fast-evolving online games and music markets. During the year, BTopenworld became the first UK ISP to launch an online music subscription service, **www.btopenworld.com/classical**.

BTexact Technologies

The services offered through our lines of business are supported by BTexact Technologies (BTexact), our internationally-renowned centre of communications technology, which delivers advanced communications technology foresight, innovation, solutions and services to BT.

BTexact generates competitive advantage for BT through strategic evaluation and deployment of the technologies, infrastructure and applications that underpin platforms, innovative services, operational efficiency and effectiveness, and world-class customer service.

The majority of BTexact's revenues currently derive from the provision of professional services to other parts of BT, helping them serve their customers in sectors such as finance, utilities and government. These services include evaluation, security, the creation and optimisation of complex networks and applications, and operational support systems. During the 2002 financial year, for the first time, it provided these innovative services to selected external customers, primarily communications service providers and their suppliers.

Major areas of research include next-generation internet; advanced data services; information and network security; software systems to support the management and integrity of networks worldwide; and the future impact of advanced communications on lifestyles, education and healthcare.

BTexact is responsible for the exploitation, management and defence of over 14,000 BT patents, and has a policy of vigorous commercial exploitation of technology through:

- patent licensing (including a contract with ipValue to secure revenues from US and Canadian companies); and
- Brightstar, its in-house incubator which creates new technology companies.

The BTexact proposition is complemented by a wide range of partnerships with leading technology suppliers and universities throughout the world. Many of these have established a presence at BTexact's primary location, Adastral Park in Suffolk, which has become one of the UK's leading concentrations of hi-tech businesses.

In the 2002 financial year, we invested £362 million in research and development, primarily through BTexact, compared with £364 million and £345 million in the 2001 and 2000 financial years, respectively.

Other businesses

As at 31 March 2002, we held significant stakes in a number of other businesses, including Concert (see page 11), a 26% stake in Cegetel, a leading French telecommunications company, a 16.6% stake in L G Telecom, a mobile cellular telephone operator in the Republic of Korea, and a 29% stake in Blu, a mobile cellular telephone operator in Italy.

Our people

Number of employees in the group

As at 31 March	2002 '000	2001 '000	2000 '000
UK	**100.1**	106.4	115.9
Non-UK	**8.5**	10.4	4.9
Total continuing activities	**108.6**	116.8	120.8
Total discontinued activities	**-**	20.2	16.0
Total employees	**108.6**	137.0	136.8

At 31 March 2002, BT employed around 108,600 people throughout the world, with 100,100 in the UK, making us one of the UK's largest employers.

The sale of the Yell directory business resulted in a reduction in BT employees of approximately 5,300 in June 2001. The demerger of mmO2 resulted in a further 15,800 people leaving the group in November 2001. The unwind of Concert is expected to lead to over 2,300 employees joining BT in the 2003 financial year.

During the 2002 financial year, as part of the continuing programme of reshaping the group, approximately 4,200 people left BT voluntarily, by leaver payments or voluntary redundancy.

Our search for new talent attracted 274 high-calibre graduates, 306 Modern Apprentices and 2,456 other new entrants. There were also 8,043 career development moves during the year.


Employees
(thousands)
2002

We recognise that our people are critical to our success and believe that a reputation as a good employer helps win and retain an excellent workforce, which enhances our ability to serve our customers and generate revenues.

As part of this responsibility, we take the wellbeing of our people seriously. Stringent targets have been set for the reduction of occupational injury and ill health over the next four years and have been published in *Better World*, our social and environment report. These targets are aligned to, but are more challenging than, those set by the UK Government as part of its "Revitalising Health & Safety" strategy.

We recently won the Parents at Work/DTI Employer of the Year Award for our approach to helping our people balance their work and home lives. We have a wide range of options to support individuals throughout their working life, including home working, alternative attendance patterns and career breaks. In addition, we recently introduced a flexible retirement policy, giving employees greater choice about the nature and timing of their retirement.

During the year, we further developed our range of internal electronic people management systems. We have an award-winning e-human resources (HR) programme, which provides our people with an online, self-service approach to a broad range of HR products and services.

These HR services are provided to BT by e-peopleserve, our former joint venture with Accenture, under one of the biggest HR outsourcing contracts agreed to date in the UK. In February 2002, we sold our 50% interest in e-peopleserve to Accenture. A successful strategic partnership is being forged with e-peopleserve to the mutual benefit of both companies. Outsourcing HR transactions in this way, using the best technology platforms, has enabled a smaller HR team to focus more closely on its strategic agenda.

We encourage our employees to acquire shares in BT Group to enable them to share in our success. Following the introduction by the UK Government of the new tax-advantaged Share Incentive Plan, during the year we launched the BT Group Employee Share Investment Plan (the ESIP). From December 2001, we have operated the partnership shares section of the plan, which gives employees an opportunity to purchase shares in the company out of pre-tax salary.

In previous years up to and including 2001, generally we have provided free shares annually to employees through our profit sharing scheme, the BT Employee Share Ownership Scheme. Since those schemes will cease to qualify for beneficial tax treatment, an amount of £25 million has been set aside under the ESIP for the allocation to employees in 2002 of free shares, which are held in trust for a minimum of three years. For 2003, the number of free shares allocated to employees will be linked to performance measures set by the Board.

In addition, employees have the opportunity, from time to time, to buy shares at a discount under the BT Group Employee Sharesave Scheme, a savings-related share option scheme. Share options are normally exercisable on completion of a three- or five-year save-as-you-earn contract. There is a similar savings-related scheme for employees outside the UK, and an employee stock purchase plan for employees in the USA.

Most of our employees are members of the BT Pension Scheme or the BT Retirement Plan, which are both controlled by independent trustees.

The BT New Ideas scheme, under which our employees are encouraged to put forward suggestions for improvements in the company's activities, generated more than 5,000 suggestions in the year, contributing to savings estimated to be around £30 million.

We run CARE, an annual employee attitude survey, and encourage managers and their teams to put in place action plans to address the issues that it highlights. Although it was a particularly challenging year for BT people, the annual survey revealed a modest but encouraging improvement in peoples' satisfaction with BT overall and with their respective line management.

An estimated 75% of our UK employees belong to one of two main trade unions recognised by the company. We have a good record of industrial relations and continue to have constructive relations with both unions, built on partnership and mutual respect.

We are an equal opportunities employer and are committed to developing a working culture that enables all employees to make their own distinctive contribution. During the financial year, we continued to demonstrate our commitment to equal opportunities and diversity. Throughout the year, we took a number of initiatives to widen our talent pool, ensuring that we are able to meet the needs of people with disabilities, caring responsibilities and mental health issues.

We are an active member of many equal opportunity and diversity organisations, including Opportunity Now and Race for Opportunity (RFO). These organisations enable us to benchmark our practice — achieving Gold standard from Opportunity Now and being recognised as the top performing private sector organisation by RFO.

Our supplier diversity programme, which aims to aid the growth of minority business enterprises in the UK by providing business-to-business mentoring, was recognised as an example of best practice in this area. We also provide sponsorship in support of a wide variety of activities in the equality and diversity arena. For example, earlier in the financial year, we supported the BT Ethnic Multicultural Multimedia Awards (EMMA).

BT aspires to be a true learning organisation. We spend around £200 million a year on the training and development of our employees, who have access to a comprehensive portfolio of development and training options, including technical and commercial training, personal skills and management development.

We are making increasing use of the internet to deliver training and development programmes.

The BT Academy, a virtual corporate university, brings together all forms of learning, enabling BT people to access an extensive range of instructor-led and e-learning events, from short "just-in-time" training to Masters degrees. Links with professional bodies, the University for Industry (learndirect) and other learning communities help to enhance skills across the company to meet changing business needs. Our strategic imperatives are underpinned by the rapid deployment of new learning packages, using the Academy Learning System, one of the largest corporate learning management systems in Europe.

Regulation, competition and prices

The commercial environment in the United Kingdom and in the countries in which BT operates or wishes to operate is increasingly competitive and dynamic. However, we remain subject to extensive regulation, particularly in the UK, which can materially affect the way in which we carry out our business.

Regulation in the UK

The regulatory structure for UK telecommunications is set out principally in the *Telecommunications Act 1984*, which gives regulatory authority to the Secretary of State for Trade and Industry and the Director General of Telecommunications who heads the Office of Telecommunications (Oftel). The Secretary of State and the Director General are each required to exercise their functions under the Act in the way which they consider is best calculated to ensure, as far as reasonably practical, that all reasonable demand for telecommunication services, including certain community services, is met and to secure the ability of licensed telecommunications operators to finance the provision of the services which they are licensed to provide. In addition, they are required, among other things, to promote the interests of consumers, purchasers and other users in the prices, variety and quality of telecommunication services and equipment, and to promote and maintain efficiency and effective competition among UK telecommunications operators.

With limited exceptions, a licence under the Telecommunications Act is required to run a telecommunication system in the UK. The Secretary of State is responsible for issuing licences after consulting the Director General.

The BT Licence

BT operates in the UK under a number of licences, the most important of which is our licence to operate our fixed-line public telecommunications network (the "Licence"). The Licence remains in force indefinitely, but the Secretary of State may revoke the Licence on 10 years notice. The Licence can also be revoked at any time on various grounds, including non-compliance with an enforcement order from the Director General. In September 1999, the Licence was modified to meet the harmonisation requirements of the European Union Licensing Directive.

The Licence contains terms and conditions designed principally to ensure the widespread provision of telecommunication services in the UK, to protect the interests of consumers and to encourage the development of effective competition in telecommunication services and network provision within the UK.

Under the Licence, we have to fulfil reasonable requests for access to voice telephony, low-speed data and fax transmission services, and reasonable access to public call boxes throughout nearly all the UK, including rural areas (these being the principal elements of the Universal Service Obligation).

Under the Licence, we must allow other licensed operators to interconnect with our telecommunications systems on cost-oriented, transparent and non-discriminatory terms.

We must comply with a variety of fair trading obligations, such as:

- a prohibition on showing undue discrimination between customers or unfairly favouring any part of our own business as against competitors on the basis of price terms or quality of our main services; and
- a prohibition on the unfair cross-subsidy of certain of our activities.

We must publish audited financial statements for the regulated "businesses" and "activities", in order to support the linkage of costs with interconnect prices and with a view to providing demonstrable evidence that we are neither behaving in a discriminatory fashion nor unfairly subsidising our activities. If it appears to the Director General that an unfair cross-subsidy exists between specified parts of our own business, we must take such steps as the Director General may direct to remedy the situation. The regulatory businesses for which separated accounts are currently produced are access, apparatus supply, network, retail systems, mobile, supplemental services and residual services. The Licence also contains provisions enabling the Director General to monitor our activities, including requirements for BT to supply him with information requested.

The Licence contains price control formulae, the overall effect of which requires us to reduce, or restricts the extent to which we can increase, the prices of many of our telephony services to the bulk of the residential market and also the prices for our interconnection services. In addition, the Licence contains certain specific restrictions on the terms on which we can trade. In particular, we are required to publish and adhere to standard prices and other terms for providing certain services and, in general, to apply uniformly a published scale of charges for installing residential exchange lines on premises to be served by a single line.

As a result of our international interests, a Licence condition prohibits us from doing anything, by act or omission, that would detract materially from our ability to meet our Licence obligations to provide UK telecommunication services and to do so to any standards specified by the Director General. BT's directors are required to submit an annual compliance certificate to the Director General.

The Director General may make modifications to a licence if the licensee does not object or the modification is deregulatory. Alternatively, changes to the licence may be referred to the Competition Commission. In either case, the Telecommunications Act requires public consultation before a licence can be modified. Licences may also be modified by legislation, including legislation implementing European Union directives into UK law.

European Union new Directives

In April 2002, the European Union adopted a new package of Directives for the regulation of electronic communications that will be implemented in all member states by July 2003. The new framework aims to be technologically neutral, to allow for reduced regulation as competition develops, to tailor regulatory rules and conditions to the minimum required to deal with identified problems, and to align the "significant market power" trigger for the regulation of specified market sectors more closely with the competition law concept of dominance (including joint dominance and leverage of dominance into related markets). The new framework also allows an enhanced right of appeal against regulatory decisions.

A Commission Recommendation will specify what markets should be analysed for the presence of players with significant market power. National Regulatory Authorities will be obliged to give the utmost regard to this, but will be free to depart from it if necessary. The Commission retains a veto over a limited set of National Regulatory Authorities' decisions in this area if they impact trade between member states.

Over the next 12 months, European National Regulatory Authorities will define markets and examine them for the presence of players with significant market power. Licences and licensing conditions will also need to be adjusted to comply with the Authorisations Directive, which calls for simpler and more streamlined general authorisation processes.

The Communications Data Protection Directive — originally part of the new framework, but now progressing separately — has not yet been finalised and may have cost implications for industry, particularly in the area of data retention.

Competition

Competition Act

In addition to telecommunications industry regulation, BT is subject to general competition law.

The *Competition Act 1998*, which came into effect in March 2000, brings the UK in line with European Community law by prohibiting anti-competitive agreements and concerted practices and the abuse of a dominant market position. In the case of telecommunications, the Director General of Telecommunications has concurrent investigatory and enforcement powers with the Director General of Fair Trading. They also have significant new investigative powers. Breach of the relevant prohibitions could lead to fines of up to 10% of turnover in the UK for each year of infringement (up to a maximum of three years) and/or result in claims for damages in the civil courts. There are also powers to order a company to cease an infringing activity.

There is a new statutory independent appeals mechanism for decisions under the Competition Act.

The competitive environment

The UK telecommunications market is fully open to entry and highly competitive. As a result, the UK Government and Oftel have indicated their expectation that it will be appropriate to move away from sector-specific (including licence-based) regulation to greater reliance on the Competition Act as individual markets become competitive.

In January 2000, Oftel published a strategy statement based on the principle that regulation should go no further than the minimum necessary to protect consumers. The strategy is underpinned by a programme of effective competition reviews, which are intended to ensure that the regulatory framework responds to changed competitive conditions: where it is found that competition is delivering benefits to consumers in the sectors reviewed, regulation will be reduced or withdrawn as appropriate. These reviews will need to be incorporated into the market reviews mandated by the new EU Directives, which will come into force in 2003. See "European Union new Directives" on page 19.

Although it is some years since the Telecommunications Act abolished our monopoly in telecommunications, obligations placed on BT, including pricing regulation and the requirement to provide universal service, discussed below, are generally more onerous than for other licensees.

Pricing regulation

Fixed network

We are subject to price controls on our fixed network services in the UK at two levels: retail and network. Fixed network competitors are generally not subject to direct price controls, although there are some controls on mobile network operators.

Retail price controls

We are subject to two sets of UK retail price controls, one on certain public-switched telephony call charges and exchange line rentals, and one on certain private circuits. Each price control is based on a formula calculated by reference to the UK Retail Prices Index (RPI) and a factor, X.

For services covered by the controls, the weighted average of base prices cannot increase in each year beginning 1 August by more than the annual change in RPI minus X. In times of low inflation, the overall effect of this control requires us to reduce our base prices.

The retail price control for public-switched telephony, applying from August 1997 to July 2001 and extended to July 2002, is RPI minus 4.5. Although it is measured on services used by the lowest 80% of our residential customers classified by bill size, controlled base prices must be available to all residential customers. The price control formula and our performance against the formula are set out in the table below.

Under the current controls, we have also given an assurance that a "control" price package will be made available to business customers. This package must have call charges no higher than the prices used for calculating adherence to the residential price control, and line rental increases no more than the change in RPI.

Under the price controls for private circuits that applied from August 1997 to July 2001, prices for domestic analogue and low-speed digital private circuits could not increase by more than the change in the RPI in any year. The application of the analogue price cap has been extended until July 2005 and the low-speed digital private circuits cap was removed in July 2001.

In addition, we are subject to a control on our retention for calls to O2 UK and Vodafone mobile phones. Our retention is defined by our retail price net of termination payments to the mobile operator. Under this control, applying from 1 April 1999 to 31 March 2002, our retention for calls to O2 UK and Vodafone cannot increase by more than RPI minus 7 each year. In February 2001, Oftel

Price control formula (RPI-X)

	Years commencing 1 August					
	1996	1997	1998	1999	2000	**2001**
% RPI movement for the relevant period[a]	2.14	2.94	3.75	1.35	3.32	**1.93**
X in price control formula[b]	7.50	4.50	4.50	4.50	4.50	**4.50**
% required reduction in prices[c]	(4.92)	(1.56)	(0.73)	(3.15)	(1.09)	**(2.44)**
% reduction in prices overall	(4.92)	(1.56)	(0.73)	(3.24)	(1.20)	**(2.73)**[d]

[a] Annual increase in RPI to previous June
[b] From 1 August 1997, the RPI formula covers the main switched telephone services provided to the lowest 80% of BT's residential customers by bill size
[c] After permitted carry forward of any unused allowance or shortfall from previous years
[d] Base price changes implemented up to 21 May 2002

extended this control by four months until 31 July 2002, to be reviewed as part of the broader review of retail price controls.

Review of retail price controls

In March 2001, we accepted Oftel's proposal for a one-year extension of the current retail price controls of RPI minus 4.5 until 31 July 2002. Oftel said that it would consult again to determine whether there is sufficient competition to remove retail price controls from 1 August 2002. This further round of consultation began on 31 July 2001 with the publication of a consultative document by Oftel, *Competition in the Provision of Fixed Telephony Services* and continued with the publication on 31 January 2002 of Oftel's proposals in its consultative document *Protecting Consumers by Promoting Competition*. Under Oftel's major proposals in this latest consultative document:

- we would be required to provide a cost-based wholesale line rental product to competitors and new entrants at a regulated price and in a way that does not discriminate between our retail business and third party suppliers;
- for those services covered by the existing control, our prices to the lowest spending 80% of our customers would be pegged at their current level and not allowed to rise with inflation, using an RPI minus RPI price control. The services covered by the control would be extended to include our retention for calls to all four mobile networks, replacing the current separate control on BT for calls to Vodafone and O2 UK; and
- there would be a form of control at RPI plus 0 for some or all customers in expenditure deciles 3, 4 and 5, possibly achieved by an extension to the current Light User Scheme, which already has an RPI plus 0 protection within it.

In our response to Oftel submitted at the end of April 2002, we argued that considerably more retail de-regulation is possible going forward. Oftel's final proposals for retail price controls will be published in June, and we need to decide whether to object to these prior to the expiry of the current controls on 31 July 2002. If we object, the issues could be referred by Oftel to the Competition Commission, in which case the current retail price controls of RPI minus 4.5 would be rolled over for a further year from 1 August 2002 to 31 July 2003.

Network charge control

We operate under interconnection agreements with most other licensed operators.

A new network charge control period began on 1 October 2001 and will last for another four years. It requires us to set reasonable charges based on long-run incremental costs for our standard interconnection services. Depending on the degree of competition for these services, charges are cap controlled each year by RPI minus X (where X ranges from 7.5% to 13%) for services Oftel considers unlikely to become competitive in the near future; safeguard cap controlled (i.e. no increases above RPI during any relevant year of the overall control period) for services likely to become competitive; and those services considered fully competitive are not subject to direct charge controls. The network charge controls that ended on 30 September 2001 capped charges for services unlikely to become competitive in the near future at RPI minus 8.

We must publish a notification to the Director General and other licensed operators if we intend to amend existing charges or to offer new services.

Non-UK regulation

We must take account of the regulatory regimes in the countries in which we operate or wish to operate.

European Union

The European Union is pursuing a policy of progressive liberalisation and harmonisation in telecommunications. Since January 1998, the provision of infrastructure and all telecommunication services has been liberalised in the European Union. Specific directives imposed rules for, among other things, voice telephony, leased lines and interconnection, with particular emphasis on organisations with significant market power and with a common set of principles for licensing and enforcement. These have largely been implemented in national legislation. The European Commission reviewed progress during 1999 and 2000 and a new regulatory framework has been agreed. See "European Union new Directives" on page 19.

Rest of the world

All of the markets in which we operate around the world are regulated, and in each we have to obtain licences or other authorisations and comply with the conditions of these. The degree to which these markets are liberalised varies widely: while many are fully open to competition, others place restrictions on market entrants, such as the extent to which foreign ownership is permitted, or on the services which may be provided. The extent to which the national incumbent operator is effectively regulated also varies considerably. Our ability to compete fully in some countries is therefore constrained.

Other significant changes and issues

Local loop unbundling

In April 2000, following consultation, we accepted an amendment to our Operating Licence which required us to provide unbundled local loops to other operators to enable them to provide telecommunications services, including broadband DSL-type services, to end customers. The amendment came into force in August 2000 with local loop unbundling to be available from July 2001.

The EU thereafter passed a Regulation requiring local loop unbundling, line sharing and sub loop unbundling to be offered from 30 December 2000, thereby bringing forward the implementation date. We published a revised standard reference offer on 29 December 2000.

During 2001, we offered line sharing as required by the EU Regulation. Oftel will determine the prices for the broadband frequency band of a shared loop after consultation and input by BT of relevant cost calculations.

On 20 March 2002, the European Commission announced infringement proceedings against five member states with regard to the Regulation on Local Loop Unbundling. This does not include the UK.

Carrier pre-selection

From 1 January 2000, the European Commission required the provision of carrier pre-selection (CPS) by Member State operators with significant market power. CPS allows customers to opt for certain classes of call to be carried by an alternative operator, selected in advance, without having to dial additional access codes.

Software changes to our local exchanges could not be introduced before January 2001 (for national and international calls) and January 2002 (for all other calls) and the UK Government applied to the European Commission for a deferment of our obligation. The European Commission granted a limited deferment until 1 April 2000, but decided that CPS should be provided in the interim by means of auto-diallers on customers' premises.

We introduced permanent CPS service in two phases, national and international calls on 12 December 2000, and all calls on 8 December 2001. Both phases were launched ahead of schedule, with interim CPS being withdrawn on the launch of phase 2.

Leased lines

Oftel published a Direction in respect of Partial Private Circuits (PPCs) in March 2001. This resulted from a review of the competitiveness of the national leased lines market in the UK and the need for regulation in this sector. Oftel concluded that more competition was needed in the provision of wholesale 'terminating segments' and required that we offer PPCs to other operators at cost-based prices. Following a period of industry negotiation on detailed terms and conditions for the new products, the PPC portfolio was successfully launched on 1 August 2001 encompassing 'local tails' leased lines at a range of bandwidths from 64kbit/s to 622Mbit/s. Take up of the new products by other licensed operators has been extremely rapid. Following subsequent requests from other licensed operators, Oftel has carried out investigations on a range of technical and commercial PPC-related issues, and is expected to announce the results of these investigations during Spring/Summer 2002. We are continuing to develop further enhancements to the initial product range.

Universal service

In August 2001, Oftel published the conclusions of its review of universal service (USO). We endorse Oftel's view that the time is not yet right to extend the USO to include broadband services. However, we are disappointed by Oftel's failure to acknowledge the strong case for industry funding of the significant net costs that fall on us in providing universal service. We remain committed to universal service.

Flat rate internet interconnection

On 26 May 2000, Oftel issued a Direction stating that we should provide an interconnection product under our licence for flat rate internet access call origination (FRIACO). The Direction requires us to provide call origination for internet access, not on the standard pence per minute basis but with charging based upon network capacity purchased. The Direction required us to offer FRIACO at the local exchange level from 1 June 2000. We complied with this Direction. In November 2000, Oftel began consulting on proposals to make FRIACO available at the next level up from the local exchange (at the digital main switching unit). A Final Direction on single tandem FRIACO was issued on 15 February 2001 requiring us to offer such a product, but with safeguards to prevent network congestion.

The charges for both FRIACO services are subject to RPI-X controls under the Network Charge Control regime.

UK Government's review of telecommunications and broadcasting regulation

The UK Government has completed a review of telecommunications and broadcasting regulation. A new regulatory body is being established, called the Office of Communications (Ofcom) to amalgamate the roles of the five existing regulatory agencies: the Director General of Telecommunications; the Independent Television Commission; the Broadcasting Standards Commission; the Radio Authority and the Radiocommunications Agency. Ofcom will be headed by a chairman and chief executive supported by executive and non-executive board members.

The legislation is being dealt with in two parts. The first stage is the *Office of Communications Act* passed in March 2002, which enables the board, office and budgets of Ofcom to be established, but does not enable Ofcom to exercise any regulatory functions. The second stage is a Communications Bill. The draft Bill was published in May 2002 and the final Bill is expected to be passed by Parliament by the Summer of 2003. It will confer regulatory functions on Ofcom, which will be able to take up those functions when the Bill is brought into force, possibly later in 2003. The main changes for telecoms will be the introduction of fines for breach of regulatory obligations and, in combination with statutory instruments to be issued by the Summer of 2003, the creation of a new regulatory regime to implement the requirements of the new EU directives for general authorisations, instead of individual licences. We support the Government's vision for the converging sector and welcome the intention not to apply broadcasting rules to internet content. We also welcome the provisions in the draft Bill for full rights of appeal against regulatory decisions, and the incorporation within Ofcom of incentives to reduce the level of regulation when appropriate.

Relationship with the UK Government

The UK Government collectively is our largest customer, but the provision of services to any one department or agency of the UK Government does not comprise a material proportion of our revenues. Except as described below, the commercial relationship between BT as supplier and the UK Government as customer has been on a normal customer and supplier basis.

We can be required by law to do certain things and to provide certain services for the UK Government. The Licence obliges us to provide certain services for UK Government departments, such as priority repair of certain telephone lines. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interests of national security, international relations and the detection of crime.

Legal proceedings

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.

Our commitment to society

Investors are paying increasing attention to the ways in which companies manage social, environmental and ethical issues. One manifestation of that interest has been the introduction by the Association of British Insurers of disclosure guidelines covering social, environmental and ethical risks and opportunities.

BT's top-level response to those guidelines is provided in the section on **Corporate governance**, with further information provided here. More detailed disclosures on BT's implementation of social, ethical and environmental policies and procedures, including future objectives and targets, are available online through our fully independently verified social and environmental report at **www.btplc.com/betterworld**.

Corporate social responsibility governance

A Board committee – the *Community Support Committee* – oversees social investment expenditure and establishes the strategy for maximising our contribution to society. The committee, chaired by Sir Christopher Bland, is made up of representatives from BT businesses, two external independent members who have a reputation for excellence in this field and a non-executive director.

An internal committee known as the Corporate Social Responsibility (CSR) Steering Group oversees the implementation of our CSR programme. This includes risk assessment, performance measurement, public accountability, ISO14001 registration and objective setting and control. The group, which makes regular reports to the Board, is chaired by Chris Earnshaw, our Group Engineering Director and Chief Technology Officer.

In addition, social, ethical and environmental matters have been incorporated into the directors' induction programme.

We have important relationships with a wide range of different stakeholders, including employees, customers and suppliers. We engage with these stakeholders in a multiplicity of ways, such as through consumer liaison panels, an annual employee survey and a supplier relationship management programme.

We also employ a number of professional CSR experts who investigate long-term societal trends, identify potential issues that might affect the business and, when appropriate, support BT's commercial activities.

Business risks

BT's certification to ISO14001, the international standard for environmental management systems, includes an environmental risk assessment process. As a result, the bulk storage of diesel fuel for use in back-up generators at telephone exchanges has been identified as our only significant environmental risk.

Although there are a small number of BT sites where ground remediation is taking place, the cost is not material and so we declare no material contingent environmental liability in our financial statements. In order to minimise any future liability in this area, we are undertaking an £18 million programme to cover tank testing, enhanced maintenance schedule and remedial works. To date we have spent £6.9 million testing 4,645 tanks, 3,627 of which have passed. Approximately 1,500 remedial jobs have been identified, 460 of which resulted in the decommissioning of the existing tank.

Currently, we identify no social or ethical risks that would have a material impact on our business. However, we have identified the issue of supply chain working conditions as posing a potential risk to our reputation. In order to address this potential risk, we have introduced *Sourcing with Human Dignity* – a collaborative undertaking requiring the active support of all our suppliers.

Objectives

The objectives of our CSR programme are to:

- maximise BT's positive impact on society;
- maximise BT's reputation for social responsibility; and
- support BT's business success.

Impact on society

Other parts of this report cover business integrity, corporate governance and employee issues, such as diversity and health and safety. This section concentrates on our community and environmental activities, and products for older and disabled customers.

We commit a minimum of 0.5% of our UK pre-tax profits to direct activities in support of society. This has grown from £10 million in 1987 to £15 million (including £1.2 million to charities) in the 2002 financial year. In the past financial year, BT operations also provided a further £11 million in funding and support-in-kind.

Our aim is to help create a better world by tackling big issues where better communication can make a real difference.

For example, more than 6,000 schools and nearly 1.5 million young people have had direct experience of the BT Education Programme, a drama-based campaign helping children to improve their communications skills. This activity is supported by a new volunteering programme, which recruited over 1,000 employees during the 2002 financial year.

BT's contribution to charitable causes is extensive and uses a range of communications tools, including our telephone network for disaster appeals and for telethons, such as Comic Relief, Children in Need and GMTV's Get Up and Give. Through our support, this enables the appeals to raise tens of millions of pounds each year. We also provide helplines such as Shelter Line and Parent Line.

In addition, during the 2002 financial year, BT people gave £1.8 million directly to charities through Give as you Earn, to which BT added a direct contribution of £1 million.

The Digital Divide is a key public policy issue and we are working together with the UK Government and the voluntary and NGO sectors to find effective ways to utilise communications technology in tackling social exclusion. In particular, we have developed a campaign approach to address issues at a community level in a number of pilot areas, aimed at discovering the main drivers that encourage people to utilise information and communications technology in bringing about improvements to quality of life.

We will also be introducing web offerings to encourage local community groups and charities to come onto the internet. This will be accompanied by a measure-set to demonstrate the success of this method, allowing others in business and government to follow our lead.

Additionally, 1,700 internet-ready PCs have been awarded to individuals and groups through the BT Community Connections scheme and a similar number will be made available in the 2003 financial year.

In 2002, we will also launch a major communications issue campaign within the charity sector that will champion real social need.

In the 2002 financial year, we continued to focus on energy management and invested £1.2 million in our energy conservation programme. To date, this has resulted in savings of almost £0.6 million.

In addition, we have agreed supply contracts for the purchase of 93 GWh of new green energy and 1.1 TWh of low CO_2 energy. This will result in a further reduction in our CO_2 emissions of almost 200,000 tonnes.

In the 2002 financial year, we recycled 21% of our total waste. We received £3.13 million income from our recycling activities, offset against the £9.34 million we spent managing our waste contracts, recycling our waste and sending waste to landfill. The cost of sending 90,900 tonnes of waste to landfill sites was £1.13 million. However, during the year, we succeeded in reducing the amount of waste sent to landfill by 22.5%.

We use CFCs in a small number of refrigeration systems and halons for fire extinguishing. During the 2002 financial year, 47,367 kilograms of halon were recovered, of which 40,200 kilograms have been destroyed.

Our operational fleet of 37,624 vehicles, one of the largest in the UK, is now predominantly diesel fuelled. Over the past five years, the size of our fleet has reduced by 4% and fuel consumption has reduced by 13%.

Through our Age and Disability Action Team, we are committed to providing older and disabled customers access to a full range of products and services.

For hearing and speech-impaired people, our new textphone offers easy access to BT TextDirect — the service that enables textphone users to dial direct to other text or voice users. In addition, our mm215 Videophone has improved communications for people who rely on non-verbal communication, such as British Sign Language. Continuing the success of our Big Button phone, the range has been extended to include a cordless version.

We continue to offer services to protect the telephone lines of people who are vulnerable, free directory enquiries for those unable to use the printed directory, as well as the provision of billing, service and product information in a variety of formats, such as Braille and large print.

We are committed to increasing the accessibility of our internet pages and currently offer an alternative text version of the **www.bt.com** homepage. Our Age & Disability website, **www.bt.com/age_disability**, highlights features of products and services that may be beneficial to older and disabled people and is continually updated to ensure that it can be accessed by all customers regardless of ability.

Reputation

Following a detailed statistical analysis of large amounts of customer opinion data going back up to 80 months and based on many tens of thousands of interviews, we have been able to show that a 1% improvement in the public's perception of our CSR activities effects a 0.1% increase in our retail customer satisfaction figures.

This is a critical correlation and shows how important it is not only to protect our reputation through appropriate risk management activities, but also to enhance it.

Reputation enhancement is achieved by appropriate marketing activities, opinion former engagement and submission to external recognition awards. During the 2002 financial year, BT was joint winner of the first ACCA UK Sustainability Reporting Award, was listed in the FTSE4Good index and was ranked as the top telecommunications company in the Dow Jones Sustainability Index.

Business success

We are continually seeking ways of supporting our commercial activities through our CSR activities.

Our support for the BBC Children in Need appeal led to 728,562 new customers for BT Answer 1571, our network-based answering service.

Increasingly, we are having to address social and environmental matters when bidding for business – especially for public sector contracts, which alone represent £1 billion of our business, growing at 10% a year.

Our internal expertise on environmental matters has helped win various contracts, and social inclusion issues are inextricably linked to matters of broadband rollout and the services we provide to local authorities for customer relationship management.

Longer-term sustainability trends are also creating market opportunities for us, such as the use of teleconferencing and flexible working to reduce the need to travel and provide more flexible work/ lifestyles, through the delivery of web-based environmental management systems and through online ethical screening of food items in commodity markets.

More detailed information on the business benefits accruing from our CSR activities can be found online at **www.btplc.com/investorcentre**.

Five-year financial summary

Profit and loss account

Years ended 31 March	1998 £m	1999 £m	2000 £m	2001 £m	**2002 £m**
Total turnover					
Continuing activities	13,986	16,186	18,228	21,068	**21,815**
Discontinued activities	3,425	2,037	3,675	8,598	**2,827**
	17,411	18,223	21,903	29,666	**24,642**
Group's share of associates' and joint ventures' turnover	(1,771)	(1,270)	(3,364)	(9,937)	**(4,764)**
Trading between group and principal joint venture	–	–	176	698	**681**
Group turnover:					
Continuing activities	13,651	15,197	16,125	17,141	**18,447**
Discontinued activities	1,989	1,756	2,590	3,286	**2,112**
	15,640	16,953	18,715	20,427	**20,559**
Other operating income[a]	380	157	216	359	**362**
Operating costs[bc]	(12,355)	(13,305)	(15,359)	(20,759)	**(21,400)**
Group operating profit (loss):					
Before goodwill amortisation and exceptional items	3,903	3,874	3,772	3,257	**2,580**
Goodwill amortisation and exceptional items	(238)	(69)	(200)	(3,230)	**(3,059)**
	3,665	3,805	3,572	27	**(479)**
Group's share of operating loss of associates and joint ventures[d]	(196)	(342)	(400)	(397)	**(1,381)**
Total operating profit (loss):					
Continuing activities	3,066	3,230	3,143	2,456	**(1,489)**
Discontinued activities	403	233	29	(2,826)	**(371)**
	3,469	3,463	3,172	(370)	**(1,860)**
Profit on sale of fixed asset investments and group undertakings[e]	63	1,107	126	619	**4,389**
Profit (loss) on sale of property fixed assets	(8)	11	26	34	**1,089**
Amounts written off investments	–	–	–	–	**(535)**
Net interest payable[f]	(310)	(286)	(382)	(1,314)	**(1,622)**
Profit (loss) on ordinary activities before taxation:					
Before goodwill amortisation exceptional items and taxation	2,976	3,274	3,100	2,072	**1,113**
Goodwill amortisation and exceptional items	238	1,021	(158)	(3,103)	**348**
	3,214	4,295	2,942	(1,031)	**1,461**
Tax on profit (loss) on ordinary activities:					
Corporation and similar taxes	(1,007)	(1,323)	(957)	(712)	**(443)**
Windfall tax	(510)	–	–	–	**–**
Profit (loss) on ordinary activities after taxation	1,697	2,972	1,985	(1,743)	**1,018**
Minority interests	(25)	(19)	10	(127)	**(23)**
Profit (loss) for the financial year	1,672	2,953	1,995	(1,870)	**995**
Average number of shares used in basic earnings per share (millions)	7,122	7,183	7,235	7,276	**8,307**
Basic earnings (loss) per share	23.5p	41.1p	27.6p	(25.7)p	**12.0p**
Diluted earnings (loss) per share	23.1p	40.2p	26.9p	(25.7)p	**11.9p**
Basic earnings (loss) per share from continuing activities	19.7p	40.5p	29.2p	20.7p	**(34.8)p**
Diluted earnings (loss) per share from continuing activities	19.4p	39.5p	28.5p	20.4p	**(34.8)p**
Dividends per share	17.0p	18.3p	19.6p	7.8p	**2.0p**
Dividends per share, cents	28.2c	29.6c	32.0c	12.6c	**2.9c**
Basic earnings per share before goodwill amortisation and exceptional items	28.0p	30.7p	29.8p	17.5p	**6.1p**
Diluted earnings per share before goodwill amortisation and exceptional items	27.6p	30.0p	29.1p	17.3p	**6.0p**
Basic earnings per share before goodwill amortisation and exceptional items on continuing activities	24.3p	30.3p	29.5p	19.3p	**8.8p**
[a]Including MCI merger break-up fee net of expenses	238	–	–	–	**–**
[b]Operating costs include net exceptional costs	–	69	111	2,857	**2,707**
[c]Includes redundancy and early leaver costs	106	124	59	118	**252**
[d]Group's share of operating loss of associates and joint ventures includes exceptional costs	–	–	–	332	**1,294**
[e]Including gain on MCI shares sold in 1999	–	1,133	–	–	**–**
[f]Net interest payable includes exceptional costs (credits)	–	–	–	(25)	**162**

Cash flow statement

Years ended 31 March	1998 £m	1999 £m	2000 £m	2001 £m	**2002 £m**
Net cash flow from operating activities	6,071	6,035	5,849	5,887	**5,257**
Dividends from associates and joint ventures	5	2	5	10	**2**
Returns on investments and servicing of finance	(160)	(328)	(163)	(727)	**(1,695)**
Taxation paid	(1,886)	(630)	(1,311)	(669)	**(562)**
Capital expenditure and financial investment	(3,108)	1,046	(3,752)	(8,442)	**(1,354)**
Acquisitions and disposals	(1,501)	(1,967)	(6,405)	(13,754)	**5,785**
Equity dividends paid	(3,473)	(1,186)	(1,364)	(1,432)	**–**
Cash inflow (outflow) before management of liquid resources and financing	(4,052)	2,972	(7,141)	(19,127)	**7,433**
Management of liquid resources	2,247	(2,447)	1,236	(480)	**(1,864)**
Financing	1,794	(458)	5,959	19,735	**(5,479)**
Increase (decrease) in cash in the year	(11)	67	54	128	**90**
Decrease (increase) in net debt in the year	(3,860)	3,146	(6,582)	(18,942)	**13,930**

Balance sheet

At 31 March	1998 £m	1999 £m	2000 £m	2001 £m	**2002 £m**
Intangible fixed assets	–	742	5,777	18,380	**252**
Tangible fixed assets	17,252	17,854	18,163	21,625	**16,078**
Fixed asset investments	1,708	1,832	5,878	5,204	**1,221**
Net current assets (liabilities)	(2,637)	(495)	(7,115)	(11,143)	**732**
Total assets less current liabilities	16,323	19,933	22,703	34,066	**18,283**
Loans and other borrowings falling due after one year	(3,889)	(3,386)	(5,354)	(18,775)	**(16,245)**
Provisions for liabilities and charges	(3,291)	(3,286)	(3,011)	(2,738)	**(2,324)**
Minority interests	(223)	(216)	(498)	(499)	**(72)**
Total assets less liabilities	8,920	13,045	13,840	12,054	**(358)**
Called up share capital	7,374	7,438	7,485	7,573	**434**
Share premium account	–	–	–	–	**2**
Other reserves	(4,103)	(3,841)	(3,345)	(2,848)	**1,025**
Profit and loss account	5,649	9,448	9,700	7,329	**(1,819)**
Total equity shareholders' funds (deficiency)	8,920	13,045	13,840	12,054	**(358)**
Total assets	23,285	27,962	37,588	54,799	**27,673**

US GAAP

Years ended 31 March	1998 £m	1999 £m	2000 £m	2001 £m	**2002 £m**
Group operating profit (loss)	3,243	3,356	2,990	(633)	**(337)**
Income (loss) before taxes	2,791	3,745	2,096	(1,959)	**1,025**
Net income (loss):					
Continuing activities	1,201	2,562	1,559	809	**(1,680)**
Discontinued activities	246	27	(166)	(3,166)	**948**
	1,447	2,589	1,393	(2,357)	**(732)**
Average number of ADSs used in basic earnings per ADS (millions)	712	718	724	728	**831**
Basic earnings (loss) per ordinary share	20.3p	36.0p	19.3p	(32.4)p	**(8.8)p**
Diluted earnings (loss) per ordinary share	20.0p	35.2p	18.8p	(32.4)p	**(8.8)p**
Basic earnings (loss) per ordinary share from continuing activities	16.9p	35.7p	21.5p	11.1p	**(20.2)p**
Diluted earnings (loss) per ordinary share from continuing activities	16.6p	34.9p	21.1p	11.0p	**(20.2)p**
Basic earnings (loss) per ordinary share from discontinued activities	3.4p	0.3p	(2.2)p	(43.5)p	**11.4p**
Diluted earnings (loss) per ordinary share from discontinued activities	3.4p	0.3p	(2.3)p	(43.5)p	**11.3p**
Basic earnings (loss) per ADS	£2.03	£3.60	£1.93	£(3.24)	**£(0.88)**
Diluted earnings (loss) per ADS	£2.00	£3.52	£1.88	£(3.24)	**£(0.88)**
Total assets as at 31 March	27,951	29,323	38,481	55,361	**30,428**
Ordinary shareholders' equity as at 31 March	12,615	13,674	13,634	10,231	**(4,247)**

Financial review

Please see cautionary statement regarding forward-looking statements on page 140.

Introduction

The 2002 financial year has been dominated by a series of corporate transactions designed to focus and transform the group and reduce its net debt position.

During the 2002 financial year, we reduced our net debt by £14.2 billion to £13.7 billion at 31 March 2002, better than the target of £15 billion to £20 billion we set ourselves in May 2001. We raised £5.9 billion through the rights issue which closed in June 2001, sold our Japanese telecoms and Spanish mobile phone investments for £4.8 billion, sold the Yell directories business for approximately £2 billion and sold and leased back our properties for £2.4 billion. We also announced the unwind of the Concert joint venture and exit from AT&T Canada, which were subsequently completed on 1 April 2002.

In May 2001, we announced a three for ten rights issue at a price of 300 pence per share. The rights issue, which closed on 15 June 2001, raised approximately £5.9 billion, net of expenses. Earnings (loss) and dividends per share figures in this document have been restated for the dilutionary effect of the rights issue.

The comparative figures for 2001 and 2000 have been restated to reflect the implementation of FRS 19 "Deferred tax".

In this Financial review the commentary is focused principally on the results of the continuing activities of BT Group.

Demerger and capital reduction

The demerger of mmO2, the group's former mobile phone business, was successfully completed on 19 November 2001 after being announced in May 2001. The demerger followed meetings held in October 2001, at which BT shareholders voted in favour of the scheme of arrangement and demerger of mmO2 to create two new listed companies and also voted in favour of the BT Group reduction of capital. The scheme of arrangement and reduction of capital were subsequently approved by the High Court. The demerger became effective on 19 November 2001 and the reduction of capital on 21 November 2001. Dealings in BT Group and mmO2 shares commenced on 19 November 2001. BT shareholders on record on 16 November 2001, received one BT Group plc share and one mmO2 plc share for each existing British Telecommunications plc share held. Based on the first day's dealings on the London Stock Exchange, BT Group represented approximately 78% of the equity value of the former BT group and mmO2 represented approximately 22%.

On the demerger, net assets of £19,490 million attributable to mmO2 were distributed to shareholders in the form of a demerger distribution. mmO2 assumed approximately £500 million of debt, with the bulk of the outstanding debt remaining with the continuing BT Group. The reduction of capital had the effect of increasing distributable reserves in BT Group plc by £9,537 million. As a consequence, the group balance sheet has changed significantly and is discussed later in this review.

Introduction to the financial results

The following table shows the summarised profit and loss account which is discussed further on the following pages. The operating results by line of business are discussed first, followed by the overall group results.

Summarised profit and loss account

	2002 Continuing activities £m	2002 Total £m	2001 Continuing activities £m	2001 Total £m	2000 Continuing activities £m	2000 Total £m
Total turnover	**21,815**	**24,642**	21,068	29,666	18,228	21,903
Group's share of associates' and joint ventures' turnover	**(4,049)**	**(4,764)**	(4,625)	(9,937)	(2,279)	(3,364)
Trading between group and principal joint venture	**681**	**681**	698	698	176	176
Group turnover	**18,447**	**20,559**	17,141	20,427	16,125	18,715
Other operating income	**361**	**362**	346	359	216	216
Operating costs	**(18,854)**	**(21,400)**	(14,500)	(20,759)	(12,985)	(15,359)
Group operating profit (loss):						
Before goodwill amortisation and exceptional items	**2,771**	**2,580**	3,082	3,257	3,430	3,772
Goodwill amortisation and exceptional items	**(2,817)**	**(3,059)**	(95)	(3,230)	(74)	(200)
	(46)	**(479)**	2,987	27	3,356	3,572
Group's share of operating loss of associates and joint ventures	**(1,443)**	**(1,381)**	(531)	(397)	(213)	(400)
Total operating profit (loss):						
Before goodwill amortisation and exceptional items	**2,663**	**2,546**	2,925	3,377	3,274	3,456
Goodwill amortisation and exceptional items	**(4,152)**	**(4,406)**	(469)	(3,747)	(131)	(284)
	(1,489)	**(1,860)**	2,456	(370)	3,143	3,172
Profit on sale of fixed asset investments and group undertakings	**21**	**4,389**	618	619	126	126
Profit on sale of property fixed assets	**1,089**	**1,089**	34	34	26	26
Amounts written off investments	**(535)**	**(535)**	–	–	–	–
Net interest payable	**(1,579)**	**(1,622)**	(1,171)	(1,314)	(327)	(382)
Profit (loss) on ordinary activities before taxation:						
Before goodwill amortisation, exceptional items and taxation	**1,273**	**1,113**	1,763	2,072	2,973	3,100
Goodwill amortisation and exceptional items	**(3,766)**	**348**	174	(3,103)	(5)	(158)
	(2,493)	**1,461**	1,937	(1,031)	2,968	2,942
Taxation	**(385)**	**(443)**	(432)	(712)	(864)	(957)
Profit (loss) after taxation	**(2,878)**	**1,018**	1,505	(1,743)	2,104	1,985
Minority interests	**(10)**	**(23)**	2	(127)	9	10
Profit (loss) for the financial year	**(2,888)**	**995**	1,507	(1,870)	2,113	1,995
Basic earnings (loss) per share	**(34.8)p**	**12.0p**	20.7p	(25.7p)	29.2p	27.6p
Basic earnings per share before goodwill amortisation and exceptional items	**8.8p**	**6.1p**	19.3p	17.5p	29.5p	29.8p

Lines of business results

In the following commentary, we discuss the operating results of the group for the 2002 and 2001 financial years in terms of the lines of business established during the 2001 financial year. Elements of the information for the 2001 financial year have been restated to show the businesses as if they had traded as separate units throughout the relevant period. However, as it is not practical for us to compile comparative figures for the 2000 financial year for the lines of business, this earlier year is discussed in the context of the overall group results.

Line of business summary

	Group turnover 2002 £m	Group turnover 2001 £m	Group operating profit (loss) before goodwill amortisation and exceptional items 2002 £m	Group operating profit (loss) before goodwill amortisation and exceptional items 2001 £m
BT Retail	**12,085**	12,063	**1,102**	888
BT Wholesale	**12,256**	11,728	**2,242**	2,538
BT Ignite	**4,476**	3,468	**(353)**	(309)
BTopenworld	**222**	140	**(118)**	(233)
Other	**373**	138	**(102)**	198
Intra-group	**(10,965)**	(10,396)	–	–
Total continuing activities	**18,447**	17,141	**2,771**	3,082
Discontinued activities	**2,112**	3,286	**(191)**	175
Group totals	**20,559**	20,427	**2,580**	3,257

The group's profits from continuing activities are derived predominantly from BT Retail and BT Wholesale's fixed network business in the UK. BT Ignite and BTopenworld are both in a development stage and incurring losses. The discontinued activities comprise mmO2, Yell, Japan Telecom, J-Phone and Airtel.

mmO2's activities up to the demerger in November 2001 comprised principally the group's controlled mobile activities in the UK, Germany, the Republic of Ireland and the Netherlands, and the Genie mobile internet business. The profit from mmO2's mobile network in the UK was offset by losses being incurred in establishing its networks in Germany, the Republic of Ireland and the Netherlands. Until its sale in June 2001, Yell contributed a profit principally from its Yellow Pages directory activities in the UK.

BT Retail	2002 £m	2001 £m
Group turnover	**12,085**	12,063
Gross margin	**3,399**	3,443
Sales, general and administration costs	**2,097**	2,371
EBITDA	**1,302**	1,072
Operating profit	**1,102**	888
Capital expenditure	**143**	157
Operating free cash flow	**1,159**	915

Note – before goodwill amortisation and exceptional items.

BT Retail's results have benefited in the 2002 financial year from the strategic focus on defending core revenues and gross margins, cost reduction through a series of cost transformation programmes and positioning BT Retail to grow top line revenue through new wave revenues.

Turnover in the 2002 financial year at £12,085 million was virtually unchanged on the previous year. Initiatives such as BT Answer 1571 and BT Together fixed price packages, together with increased focus on business customers, have contributed to stemming the decline in turnover. As a result of changes required by Oftel, partial private circuits used by UK fixed network operators are no longer provided by BT Retail, but are provided as a BT Wholesale product. This has reduced revenue by £90 million in BT Retail.

Gross margin at £3,399 million declined in the 2002 financial year and was 28.1% of turnover compared with 28.5% in the 2001 financial year.

Cost transformation has produced a total saving of £274 million (12%) in selling, general and administration costs, excluding exceptional items, over the year. These cost savings have contributed towards the EBITDA growth in the year of £230 million (21%). This has also enabled BT Retail to contribute an operating free cash flow (EBITDA less capital expenditure) of £1,159 million in the year which is £244 million (27%) better than the 2001 financial year. In addition, BT Retail generated £170 million cash inflow as a result of an improvement in stock and debtors during the year.

The number of employees in BT Retail at 31 March 2002 at 50,800 was approximately 5% lower than at 31 March 2001.

BT Retail launched the Next Generation Contact Centre Programme, which will rationalise the number of call centres from 104 sites to 30 over the next two years. The associated exceptional costs of £68 million are discussed on page 34.

BT Retail provides an end to end service to its customers over 28.3 million lines in the UK. BT Retail's turnover is mainly derived from calls, lines, private services and total business solutions to the consumer, SME and major business markets.

BT Retail has undertaken a number of pricing and other initiatives, which has resulted in the slowing down of the estimated loss of market share. Within the residential voice market, BT Retail maintained market share, as it has done since June 2000, with share internally estimated at 73%. In the business voice market, internal estimates put BT Retail's share at 48%, down 3% in the year against a 4.5% fall in the prior year. Within the Dial IP market, BT Retail continues to gain market share in both business and residential sectors, with an estimated total share of 75%, up 8% in the year.

Turnover for the year is summarised as follows:

BT Retail turnover	2002 £m	2001 £m
Fixed network calls	**4,691**	4,963
Exchange lines	**3,617**	3,398
Customer premises equipment supply	**605**	609
Private services	**559**	616
Other sales and services	**1,048**	1,078
Total external sales[a]	**10,520**	10,664
Sales to other BT businesses	**1,565**	1,399
Total	**12,085**	12,063

[a]External sales include sales to mmO2 for both years under review.

Turnover from fixed network calls declined by 5% to £4,691 million compared to the 2001 financial year following a decline of 4% in the 2001 financial year. Fixed network calls comprise all calls made by customers on the BT fixed line network in the UK, including outbound international calls, calls to mobile phones and calls to the internet.

Absolute call volumes in BT Retail increased by 6% following growth of 8% in both the 2001 and 2000 financial years.

The year saw the stemming of the rate of decline of inland geographic call volumes driven by initiatives such as BT Together, with unlimited local and UK calls, Chataway weekends and updates of the 1571 services. Total geographic call volume decreased by 6% in the 2002 financial year compared to 10% in the prior year.

Following rapid growth of 60% in the 2001 financial year, internet related and other non-geographic growth has stabilised in the fourth quarter of the 2002 financial year to give overall growth of 24% for the year as customers switch to FRIACO (Flat Rate Internet Access Call Origination) based internet products. FRIACO is not a BT Retail product and accordingly, not reflected in the BT Retail call volumes. The growth in fixed to mobile calls of 10%, compares to 32% in the 2001 financial year, primarily due to the slowing growth in mobile handsets and the introduction of BT Talk Together, encouraging customers to call fixed lines rather than mobiles.

The increase in the level of FRIACO based call volumes has been the main reason for the overall BT Group call volumes growth of 19% in the 2002 financial year and 18% in the 2001 financial year.

Overall, turnover from exchange lines grew by 6% in the 2002 financial year to £3,617 million after increasing by 4% in the 2001 financial year. Changes in prices and supplier costs together with volume growth in both the residential and business sectors has improved gross margins for this product.

The number of BT Retail business lines grew by 1.5% in the 2002 financial year and by 5% in the 2001 financial year, with high speed ISDN services being the main driver behind this growth. The number of residential lines increased marginally (by 0.3%) in the 2002 financial year due to the success of the BT Together packages, and customers returning to BT. This compares to a marginal decline in the 2001 financial year. Residential primary lines increased by 42,000 lines over the year with much of this attributed to the success of our overall approach in attracting and retaining customers. Overall BT Retail's total fixed network lines grew by 1% to 28.3 million in the 2002 financial year.

Sales to other BT businesses grew by £166 million (12%) in the 2002 financial year, benefiting from the growing revenues from data and solutions products provided by BT Ignite Solutions to major business customers.

BT Wholesale	2002 £m	2001 £m
Group turnover	**12,256**	11,728
EBITDA	**4,156**	4,276
Operating profit	**2,242**	2,538
Capital expenditure	**1,974**	2,273
Operating free cash flow	**2,182**	2,003

Note – before goodwill amortisation and exceptional items

BT Wholesale maintained its strong cash generation capability with an operating free cash flow (EBITDA less capital expenditure) of £2,182 million, £179 million higher than in the 2001 financial year.

The majority of BT Wholesale's turnover (68%) is internal to BT Group and derived from supplying network services, mainly to BT Retail. External turnover is derived from providing wholesale products and solutions to other operators, including Concert and mmO2, interconnecting with BT's UK fixed network.

Turnover in the 2002 financial year totalled £12,256 million, an increase of 5% on the prior year. Network volume growth of 8% was partly offset by a 3% decrease due to price and mix.

External turnover grew by 19% in the 2002 financial year to £3,911 million; excluding sales to Concert, external turnover grew by 24%. New business revenues, including broadband and solutions, at £102 million were 240% higher than last year and FRIACO contributed revenues of £68 million in the 2002 financial year.

However, the impact of price reductions, due to flat rate price packages and Oftel determinations, and the volume effects of unfavourable market conditions in the 2002 financial year have slowed the rate of growth of transit and conveyance revenues.

Low margin transit revenues have been affected by the slow down in the mobile market and the TMT sector during the fourth quarter, but at £1,405 million were 27% higher in the 2002 financial year. Turnover from conveyance traffic was virtually unchanged year on year as a result of FRIACO substitution of internet traffic, stabilisation in other network operators' market share and the Oftel Number Translation Service price determination.

Revenues from partial private circuits which began in August 2001, totalled £56 million in the year and substituted higher priced retail private circuits.

Internal turnover decreased by 1% to £8,345 million. Other reductions in network charges were offset by a 5% increase in payments to other operators recharged to BT Retail.

BT Wholesale's operating costs, excluding depreciation, rose by 9% to £8,355 million in the 2002 financial year. The principal reasons for this are discussed below.

Interconnect payments to other network operators increased by 11% to £3,849 million. These costs are mainly recharged to BT Retail with no margin or as transit revenues with minimal margins.

Net staff costs increased by £91 million to £686 million with early leaver costs of £23 million and a change in the mix of capital and current work.

Payments to other BT lines of business increased by £201 million to £3,429 million. This was mainly due to an increase in payments to BT Retail for field engineering services, cost of sales of BT Retail's products and an increase in payments to BT Ignite for broadband services, offset by reductions in other group charges.

In addition to an exceptional bad debt charge of £79 million, referred to later, the bad and doubtful debt costs before exceptional items were £47 million compared to £15 million last year.

Excluding payments to other network operators and the bad and doubtful debt costs, the operating cost increase was 7%, compared to network volume growth of 8%.

Depreciation costs rose by 10% to £1,914 million as a result of the effect of a reduction in the assumed asset lives resulting from the adoption of new technology, higher capital expenditure in the 2001 financial year and broadband investment.

Operating profit at £2,242 million was £296 million lower than the 2001 financial year. EBITDA at £4,156 million was £120 million down on the 2001 financial year. EBITDA margin of 34% was lower than the 36% margin achieved in the 2001 financial year.

Capital expenditure on plant and equipment at £1,974 million in the 2002 financial year was 13% lower than the prior year, reflecting continued tight control of investment.

BT Ignite	2002 £m	2001 £m
Group turnover	**4,476**	3,468
EBITDA	**146**	50
Group operating loss	**(353)**	(309)
Share of losses of associates and joint ventures	**(38)**	(121)
Capital expenditure	**609**	935
Operating free cash flow	**(463)**	(885)

Note – before goodwill amortisation and exceptional items

BT Ignite's group turnover was £4,476 million for the 2002 financial year, an increase of 29%. Excluding the effect of acquisitions and disposals, the growth in turnover was 18%. This underlying increase was mainly driven by the growth of Solutions, European Connectivity and UK IP revenues.

Ignite Solutions turnover grew by 17% to £1,828 million in the 2002 financial year. Against a backdrop of difficult market conditions, Syntegra, BT Ignite's systems integration business, grew turnover by 8% to £609 million.

Turnover from European Connectivity grew by £527 million to £998 million in the 2002 financial year, reflecting the acquisition of BT Ignite GmbH in Germany in February 2001. Turnover from UK IP and other operations increased by 29% to £1,024 million.

EBITDA improved by £96 million to £146 million for the 2002 financial year. Included in these results were early leaver costs of £55 million compared to £8 million in the 2001 financial year. Headcount was reduced by 2,400 from 18,800 at 31 March 2001 to 16,400 at 31 March 2002.

The share of losses in BT Ignite's associates and joint ventures improved by £83 million to £38 million in the 2002 financial year, mainly due to the change in status of BT Ignite's associates in Germany and the Netherlands to wholly-owned subsidiaries following the purchase of the remaining shares in the 2001 financial year. There were also lower losses in Albacom, BT Ignite's Italian joint venture.

BT Ignite's group operating loss before goodwill amortisation and exceptional items increased by £44 million to £353 million in the 2002 financial year.

BT Ignite's capital expenditure for the year was £609 million in the 2002 financial year, a reduction of £326 million on the prior year, reflecting the focus on cash control.

BTopenworld	2002 £m	2001 £m
Group turnover	**222**	140
EBITDA	**(102)**	(198)
Group operating loss	**(118)**	(233)
Share of losses of associates and joint ventures	**(7)**	(59)
Capital expenditure	**10**	10
Operating free cash flow	**(112)**	(208)

Note – before goodwill amortisation and exceptional items

BTopenworld's group turnover is derived principally from its UK broadband and narrowband internet access services. Turnover for the 2002 financial year was £222 million, an increase of 59% on the prior year. This turnover growth is due to the new broadband product range introduced in 2001 as well as growth in the existing narrowband product range.

The total number of UK internet service provider customers of BTopenworld (excluding those served via virtual ISPs) at 31 March 2002 was approximately 1.75 million, representing annual growth of 40%. With over one million customers on unmetered packages at 31 March 2002, BTopenworld is one of the leading unmetered internet access providers in the UK.

EBITDA loss for the 2002 financial year was £102 million, a 48% improvement on the prior year.

Comparison of the 2002 financial year's results with those of the 2001 and 2000 financial years

Group turnover

Group turnover from continuing activities, excluding BT's share of the ventures' turnover, grew by 8% to £18,447 million in the 2002 financial year compared to growth of 6% in the 2001 financial year.

Turnover from discontinued activities includes the results of mmO2, demerged on 19 November 2001, Japan Telecom and J-Phone Communications, sold in June and July 2001, and Yell, sold on 22 June 2001.

Total group turnover, excluding BT's share of the ventures' turnover, increased marginally by 0.6% in the 2002 financial year to £20,559 million after growth of 9% in the 2001 financial year. The increase in turnover from continuing activities was offset by the decline in turnover from discontinued activities. The group's turnover by product is analysed as follows:

Group turnover	2002 £m	2001 £m	2000 £m
Fixed-network calls	**5,266**	5,655	5,908
Exchange lines	**3,926**	3,674	3,526
Receipts from other operators	**3,113**	2,814	1,974
Private services	**1,039**	1,091	1,135
Solutions	**1,661**	1,074	915
Customer premises equipment supply	**688**	726	847
Other sales and services	**2,754**	2,107	1,820
Continuing activities	**18,447**	17,141	16,125
Discontinued activities and intra-group	**2,112**	3,286	2,590
Group turnover	**20,559**	20,427	18,715

Turnover from fixed-network calls declined by 7% to £5,266 million in the 2002 financial year compared to a decline of 4% to £5,655 million in the 2001 financial year. Fixed-network calls comprise all calls by customers made from fixed lines in the UK, including outbound international calls. In the 2002 and 2001 financial years, call volume growth was more than offset by the effect of significant price reductions.

Turnover from exchange lines grew by 7% to £3,926 million in the 2002 financial year after growth of 4% in the 2001 financial year to £3,674 million. The number of business lines grew by 1.3% and 5% in the 2002 and 2001 financial years, with high speed ISDN services being the main driver behind this growth. The number of residential lines has been broadly flat during the period under review. Competition from other fixed line providers has largely been offset by the success of the BT Together packages and customers returning to BT. Overall, BT's total fixed-network lines grew by 0.6% to 29.1 million in the 2002 financial year after growth of 1.3% in the 2001 financial year.

Turnover from receipts from other operators for interconnect charges increased by 11% to £3,113 million in the 2002 financial year compared to 43% growth in the 2001 financial year, reflecting the reduced growth in interconnect volumes. This turnover mainly comprises the income BT generates from other UK operators for passing calls from one operator to another and for terminating calls on BT's network. In the 2000 financial year, it also included receipts from international operators for incoming international and transit calls which BT received before this activity was transferred to Concert in early January 2000. From that date, this turnover includes receipts from Concert for terminating incoming calls into the UK and handling Concert's UK multinational customer domestic traffic. The increase in turnover, in the 2002 and 2001 financial years, primarily reflects the growing market share of BT's UK competitors, particularly mobile phone operators, and the increasing level of traffic flowing through and into BT from their networks. There has been a large corresponding increase in the payments made by BT to these operators for traffic passing to their networks. Although growth has been rapid, with volumes growing at 12% and 50% for the 2002 and 2001 financial years, BT Wholesale's interconnect business does not provide the group with the same overall level of margin as its UK retail business.

Private services turnover decreased by 5% to £1,039 million in the 2002 financial year after declining by 4% in the 2001 financial year.

Turnover from the external sales outsourcing and systems integration services grew by 55% to £1,661 million in the 2002 financial year after growth of 17% in the 2001 financial year.

Turnover from BT's other sales and services has grown by 31% to £2,754 million in the 2002 financial year after growth of 16% in the 2001 financial year. The increase includes the results of the BT Ignite European Connectivity and UK IP revenues.

Total turnover

Total turnover from continuing activities in the 2002 financial year of £21,815 million includes BT's proportionate share of its ventures' turnover of £4,049 million before adjusting for trading between the Concert joint venture and the BT group. This total turnover grew by 4% in the 2002 financial year after growing by 16% in the 2001 financial year.

Other operating income

As part of the arrangements for the establishment of Concert, BT had been seconding staff and providing administrative and other services from its launch in early January 2000. The income from these services totalled £135 million in the 2002 financial year, £168 million in the 2001 financial year and £79 million in the 2000 financial year.

Operating costs

Total operating costs from continuing activities increased by 30% in the 2002 financial year to £18,854 million after increasing by 12% in the 2001 financial year. As a percentage of group turnover from continuing activities, operating costs from continuing activities, excluding goodwill amortisation and exceptional items, increased from 80% in the 2000 financial year to 84% in the 2001 financial year and to 87% in the 2002 financial year. In all three financial years, net exceptional costs were incurred. These amounted to £2,696 million, £7 million and £64 million in the 2002, 2001 and 2000 financial years, respectively. These exceptional costs are considered separately in the discussion which follows.

Operating costs	2002 £m	2001 £m	2000 £m
Continuing activities:			
Staff costs	**4,260**	4,069	3,959
Own work capitalised	**(623)**	(642)	(475)
Depreciation	**2,974**	2,689	2,446
Goodwill and other intangibles amortisation	**124**	91	10
Payments to telecommunications operators	**4,289**	3,736	2,992
Other operating costs	**5,134**	4,550	3,989
Total operating costs from continuing activities before exceptional costs	**16,158**	14,493	12,921
Exceptional costs	**2,696**	7	64
Total operating costs from continuing activities	**18,854**	14,500	12,985
Total operating costs from discontinued activities	**2,546**	6,259	2,374
Total operating costs	**21,400**	20,759	15,359

Staff costs increased by 5% in the 2002 financial year to £4,260 million after increasing by 3% in the 2001 financial year. In the 2002 financial year, the numbers employed in the continuing activities decreased by 8,200 to 108,600 at 31 March 2002 after decreasing by 4,000 in the 2001 financial year. Higher pension costs and the annual pay awards were the main reasons for the increase in staff costs.

The allocation for employee share ownership, included within staff costs, was £25 million in the 2002 financial year. The allocation for the 2001 financial year was £32 million.

Early leaver costs, before exceptional items, of £191 million were incurred in the 2002 financial year, compared with £118 million in the 2001 financial year and £59 million in the 2000 financial year. This reflects BT's continued focus on reducing headcount and improving operational efficiencies. In view of a pension fund accounting surplus, which for accounting purposes includes any provision for pension costs in the group's balance sheet, and in accordance with BT's accounting policies, early leaver charges for the two financial years 2001 and 2000 do not include the costs of the incremental pension benefits provided to early leavers, which totalled £429 million and £140 million, respectively. In the 2002 financial year £140 million of the cost of incremental pension benefits was charged against the pension fund accounting surplus, to the extent available, and the balance of £21 million was charged to the profit and loss account. Under the NewStart programme launched in the fourth quarter of 2001, BT employees who leave in advance of normal retirement age receive a leaving payment rather than a redundancy payment and the incremental pension benefits have been scaled down. This should reduce the future level of early leaver costs.

The depreciation charge increased by 11% in the 2002 financial year to £2,974 million after increasing by 10% in the 2001 financial year, a reduction in the assumed asset lives, reflecting BT's continuing high level of investment in its networks and broadband investment.

Goodwill amortisation in respect of subsidiaries and businesses acquired since 1 April 1998, when BT adopted FRS 10, and amortisation of other intangibles amounted to £124 million in the 2002 financial year compared with £91 million in the 2001 financial year and £10 million in the 2000 financial year.

Payments to other telecommunication operators grew by 15% in the 2002 financial year to £4,289 million after increasing by 25% in the 2001 financial year. The growth in these payments reflects the growing number of calls originating on or passing through BT's networks and terminating on UK competitors' fixed and mobile networks. This is due, in particular, to the increase in mobile phone usage and internet-related calls. The payments include those made to Concert for the delivery of BT's outgoing international calls from early January 2000 and those made by BT to international operators for outgoing and transit calls prior to that time.

Other operating costs, which rose by 13% in the 2002 financial year to £5,134 million after increasing by 14% in the 2001 financial year, include the maintenance and support of the networks, accommodation and marketing costs, the cost of sales of customer premises equipment and redundancy costs.

The exceptional items within operating costs from continuing activities for the 2002 financial year totalled £2,696 million and are shown in the table below.

Exceptional operating costs	**2002 £m**	2001 £m	2000 £m
Impairment of goodwill and tangible fixed assets of BT Ignite European activities	**2,202**	200	–
Concert unwind costs	**172**	–	–
BT Retail call centre rationalisation	**68**	–	–
BT Wholesale bad debt expense	**79**	–	–
mmO2 demerger costs	**98**	–	–
Other	**77**	(193)	64
Total attributable to continuing activities	**2,696**	7	64
Total attributable to discontinued activities	**11**	2,850	47
Total exceptional operating costs	**2,707**	2,857	111

The most significant item in the 2002 financial year was the impairment of goodwill and tangible fixed assets in BT Ignite's European activities. In the light of our announcement that BT Ignite was streamlining its activities to focus on multi-site corporate customers with European activities and the assimilation of BT's share of Concert's activities, an impairment review of BT Ignite's investment in its European activities was performed. As a result, a goodwill impairment charge of £1,939 million and a tangible fixed asset impairment charge of £263 million has been recognised. The goodwill in BT Ignite's European activities has been fully written down.

Exceptional items within operating costs in the 2002 financial year also include:

- costs of £172 million associated with the unwind of the Concert global venture, discussed further on page 36;
- charges of £68 million in relation to the BT Retail call centre rationalisation programme, reducing the number of call centres from 104 to 30 over the next two years. In addition, unprovided costs of £50 million are expected to be incurred in future years;
- bad debt charges of £79 million, in BT Wholesale, as a result of severe liquidity problems in the TMT sector during the latter part of the year, in addition to increased bad debt charges taken through normal operating activities;
- costs of £98 million associated with the demerger of mmO2; and
- other charges of £77 million including impairment of payphone assets.

The most significant item in the 2001 financial year was the impairment of goodwill in Viag Interkom. The acquisition of the 55% interest in the company was completed for £8,770 million in February 2001 and goodwill of £4,992 million arose on this transaction. The impairment review resulted in an impairment in goodwill of £3,000 million, of which £200 million related to BT's continuing activities.

Other exceptional items within operating costs in the 2001 financial year included a credit of £193 million for the refund of rates on BT's infrastructure following a successful legal action taken by BT in 2000 to challenge the rateable valuations on which it was charged for its network assets.

In the 2000 financial year, there were exceptional costs of £64 million involved in the work to ensure that BT's business became fully independent of MCI Communications, a former associated company. In addition there were £47 million costs for the exit of BT Cellnet's analogue network in the 2000 financial year.

Group operating profit (loss)

In the 2002 financial year, group operating profit from continuing activities before goodwill amortisation and the exceptional items, described above, of £2,771 million was 10% lower than in the 2001 financial year, which in turn was 10% lower than in the 2000 financial year.

Total group operating loss for the 2002 financial year was £479 million compared to a profit of £27 million in the 2001 financial year and £3,572 million in the 2000 financial year.

Associates and joint ventures

The results of associates and joint ventures between continuing and discontinued activities are shown below:

	2002 £m	2001 £m	2000 £m
Share of turnover			
Continuing activities	**4,049**	4,625	2,279
Discontinued activities	**715**	5,312	1,085
Total	**4,764**	9,937	3,364
Share of operating profit (loss) before exceptional items and goodwill amortisation			
Continuing activities	**(108)**	(157)	(156)
Discontinued activities	**74**	277	(160)
Total	**(34)**	120	(316)

After the disposals in the 2001 and 2002 financial years, BT's share of its ventures' turnover fell to £4,764 million in the 2002 financial year from £9,937 million in the 2001 financial year. The growth in the 2001 financial year was due to our establishment and acquisition of interests in ventures in North America, Europe and Asia Pacific, many of which have now been sold, terminated or unwound. Acquisitions of interests contributed £6,133 million of the growth in the 2001 financial year. In the 2002 financial year, £4,618 million of the total arose from ventures located outside the UK, compared with £9,677 million in the 2001 financial year and £3,164 million in the 2000 financial year.

The principal contributors to turnover from continuing activities in the 2002 financial year were Concert (£2,158 million), Cegetel in France (£1,068 million) and LG Telecom in Korea (£240 million). The principal contributors to turnover in the 2001 financial year were Concert (£2,576 million), Cegetel (£860 million) and LG Telecom (£281 million). The main contributors in the 2000 financial year were Cegetel (£727 million), Concert (£583 million from January 2000) and a full year's contribution from LG Telecom (£200 million).

The principal contributors to turnover from discontinued activities in the 2002 financial year were Japan Telecom and J-Phone (£559 million to June 2001) and Airtel (£76 million to June 2001). The principal contributors to turnover from discontinued activities in the 2001 financial year were Japan Telecom and J-Phone (£4,542 million), and Airtel (£286 million). The main contributors in the 2000 financial year were Japan Telecom (£501 million from September 1999), and Airtel (£250 million).

The group's share of its ventures' operating losses from continuing activities totalled £108 million in the 2002 financial year, before £1,335 million goodwill amortisation and exceptional items. The comparable losses, before goodwill amortisation and exceptional items, amounted to £157 million and £156 million in the 2001 and 2000 financial years, respectively.

The principal contributor to the group's share of operating losses from continuing activities before goodwill amortisation and exceptional items in the 2002 financial year was Concert (£225 million) offset by profits from Cegetel (£168 million). In the 2001 financial year Concert reported profits of £19 million and Cegetel of £90 million, offset by losses in other ventures. The main contributors to the loss in the 2000 financial year was BiB (British Interactive Broadcasting) (£89 million) offset by profits from Concert (£69 million from January 2000) and Cegetel (£30 million).

Exceptional items within the operating profits from ventures are as follows:

	2002 £m	2001 £m	2000 £m
Impairment of Concert	**806**	–	–
Concert unwind costs	**81**	–	–
Impairment of investments and related exit costs	**234**	–	–
Goodwill impairment	**173**	200	–
Subscriber acquisition costs	**–**	96	–
Total attributable to continuing activities	**1,294**	296	–
Total attributable to discontinued activities	**–**	36	–
Total exceptional operating costs	**1,294**	332	–

Concert's performance was a cause of concern in 2001 and in October 2001 BT and AT&T announced the unwind of Concert which was subsequently completed on 1 April 2002. On completion, the businesses, customer accounts and networks returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of Concert originally contributed by them. The working capital and other liabilities of Concert on completion were divided equally between BT and AT&T with the exception that BT receives an additional US$400 million reflecting the allocation of the businesses. Of this, US$50 million was received before 31 March 2002, US$161 million has subsequently been received and the balance is expected to be received in autumn 2002.

BT and AT&T have also, at completion, terminated their Canadian joint venture agreement under which BT was committed to participate in AT&T's future obligation to acquire all of the publicly traded shares of AT&T Canada. AT&T has taken full ownership of BT's interest in the Canadian joint venture and in AT&T Canada, and has now assumed full responsibility for all future obligations of the joint venture. BT has now ceased to have any interest in AT&T Canada, and has been released from its future expenditure commitment associated with AT&T Canada.

As a result, BT has written down the carrying value of its investments in both Concert and AT&T Canada in the 2002 financial year. The exceptional impairment charge of £1,153 million against these investments comprises Concert goodwill impairment of £260 million, Concert tangible fixed asset write-downs of £546 million and the write off of BT's £347 million interest in AT&T Canada (included within amounts written off investments).

BT has recognised exceptional restructuring charges of £81 million for its share of redundancy and other unwind costs in Concert and BT's own unwind costs of £172 million have been charged against group operating costs in the 2002 financial year.

The value of BT's investments has been reviewed in the light of the rapidly changing global telecoms market conditions. In addition we have estimated the costs to exit certain investments. Exceptional impairment charges and related exit costs totalling £407 million, principally relate to goodwill and asset impairments in Blu and SmarTone.

In the 2001 financial year there was an exceptional write off of previously capitalised costs in certain non-UK operations related to deferred subscriber acquisition costs in the ventures. In addition goodwill in Asian ventures became impaired and an exceptional impairment charge of £200 million was recognised.

Goodwill amortisation had been increasing as a result of new acquisitions in ventures. In the 2001 financial year, the charge totalled £185 million compared with £84 million in the 2000 financial year. This trend has not continued in the 2002 financial year because we have not made any major acquisitions of interests in ventures since May 2000, the effect of the goodwill impairment in the 2001 financial year of £200 million and we have now sold or acquired control of many of these ventures. Goodwill amortisation in the 2002 financial year amounted to £53 million.

Total operating profit (loss)

Total operating profit from continuing activities before goodwill amortisation and exceptional items for the 2002 financial year was 9% lower than that in the 2001 financial year which in turn was 11% lower than the previous financial year. The decline in the underlying total operating profit was due to the factors explained above.

Total operating loss for the 2002 financial year was £1,860 million, including BT's share of the operating results of its ventures. This increased loss of £1,490 million against the 2001 financial year reflects the reduced operating profit from continuing activities including the exceptional charges and is offset by the reduced losses in discontinued activities. The loss for the 2001 financial year compared with a profit of £3,172 million for the 2000 financial year principally due to the £3,200 million goodwill impairment charges.

Profit on sale of group undertakings and fixed asset investments

A major feature of the 2002 financial year was the successful disposal of non-core businesses as part of our drive to reduce our net debt. The consideration for these disposals totalled £8.0 billion and £6.9 billion was received in cash in the year. The profit before taxation from the disposals totalled £4,389 million as shown in the following table.

Disposals	Consideration £m	Profit (loss) before tax £m
Japan Telecom and J-Phone Communications	3,709	2,358
Yell	1,960	1,128
Airtel	1,084	844
Maxis Communications Berhard	350	(4)
Rogers Wireless Communications	267	(23)
BiB	241	120
Clear Communications	119	(126)
e-peopleserve	70	61
Other	173	31
Total	7,973	4,389

BT completed the sale to Vodafone of its 20% economic interest in Japan Telecom and its 20% interest in J-Phone Communications on 1 June 2001 and subsequently its interest in J-Phone group companies. The total proceeds of sale were £3,709 million received in cash, and the profit was £2,358 million.

The sale of Yell, BT's classified advertising directory businesses in the UK and the USA, was completed on 22 June 2001 for a consideration of £1,960 million, giving a profit of £1,128 million. In May 2001, the UK Office of Fair Trading announced that the price controls over the UK Yellow Pages advertising rates were to be tightened significantly. The price we achieved for the sale of Yell, which was announced on 26 May 2001, reflected the impact of these controls on Yell's prospects.

BT completed the sale of its 18% interest in Airtel, a major Spanish wireless operator, to Vodafone for £1,084 million on 29 June 2001. The profit of £844 million on the sale compares with BT's investment in the company of £223 million, built up during the 1990s.

In November 2001, BT completed the sale of its 33% interest in Maxis Communications of Malaysia for £350 million, which broadly equated with its carrying value. We completed the sale of our interest in Rogers Wireless to AT&T for £267 million on 29 June 2001 and recognised a loss of £23 million.

BT's interest in BiB was diluted in July 2000 when BSkyB gained control and in May 2001 we agreed to exchange our residual interest in BiB for tranches of shares in BSkyB. We received the first tranche of 19 million BSkyB shares with an initial value of £128 million on 28 June 2001. We are required to hold 50% of this tranche until May 2002 and will recognise a profit on these shares as they become marketable. We are also due to receive the second tranche of BSkyB shares with a similar value in November 2002, the gain on which will also be recognised as they become marketable. The profit of £120 million recognised in the 2002 financial year relates to the BSkyB shares which we were permitted to sell on receipt.

In December 2001, BT completed the sale of its wholly owned subsidiary company, Clear Communications Limited, which operates a communications network in New Zealand, for consideration of £119 million. A loss of £126 million has been recognised on this sale of which £45 million relates to goodwill taken directly to reserves before April 1998.

In February 2002, we completed the sale of our 50% interest in e-peopleserve, a major human resource outsourcing activity, to our joint-venture partner, Accenture, for initial consideration of £50 million. BT is entitled to receive additional payments from an earn-out arrangement based on e-peopleserve's revenues from customers other than BT and Accenture over the five years to 2007. These additional earn-out payments will total between £27 million and approximately £167 million. A profit of £61 million on this transaction has been recognised in the 2002 financial year based on the initial consideration and the discounted value of the additional minimum payments, £20 million.

In the 2001 financial year, we sold our 34% interest in sunrise communications of Switzerland to another joint venture partner in November 2000 for £464 million, realising a profit of £454 million. This was the main element in the total profit from disposals of group undertakings and fixed asset investments of £619 million in that year. Other profits during the year were principally derived from the disposal of certain of our aeronautical and maritime interests, the sale of an interest in I.Net by way of a public offering, the reduction of our equity interest in BiB to below 20% and the sale of minor equity investments.

In addition, in the 2002 financial year we recognised an impairment charge of £347 million in relation to the fixed asset investment in AT&T Canada, as noted above, and £157 million in relation to Impsat.

Profit on sale of property fixed assets

In December 2001, as part of a wider property outsourcing arrangement, BT completed the sale and leaseback of the majority of its UK properties to Telereal, a joint venture partnership formed by Land Securities Trillium and The William Pears Group. Around 6,700 properties were transferred totalling some 5.5 million square metres. The consideration received amounted to £2,380 million. BT has leased the properties back at a total annual rental commencing at £190 million and subject to a 3% annual increase. In addition, BT has transferred the economic risk on a large portion of its leased properties to Telereal in return for an annual rental commencing at approximately £90 million per annum. This is broadly equivalent to the current level of rentals. In February 2002, BT outsourced its property management unit to Telereal.

BT has the option to purchase the reversionary interest from Telereal (i) when BT vacates a property at open market value (ii) at the end of 30 years for the specialised estate (buildings of an operational nature such as telephone exchanges) at open market value or (iii) if BT wishes to terminate all arrangements with Telereal at any time, in which circumstances BT would pay open market values for the property and compensation to Telereal covering funding costs and equity return. BT can also re-acquire the reversion of the general estate (non-operational buildings such as offices and warehousing) at the end of the headlease term of 999 years. BT has the right to renew the lease of the specialised estate for successive periods which, in total, amount to 130 years. After 130 years, the freehold specialised properties revert to BT. The leases include normal commercial restrictions and convenants.

BT's divestment of its property estate will provide a flexible approach to BT's office arrangements and building requirements. BT expects to reduce its property needs over time and the transaction allows BT to vacate properties covering approximately 35% by rental value of the estate, including existing lease ends, over the contract term without penalty.

The profit on the sale of the properties amounted to £1,019 million and was determined after allowing £129 million for BT's actual or potential future obligations under the terms of the legal agreement with Telereal and for the cost of advisors' fees. The obligations include expenditure of £34 million to be incurred on completing nearly finished new properties and remedial work to be undertaken on several properties.

Part of the proceeds of sale have been used in novating fixed interest rate obligations to support Telereal's financing. An exceptional cost of £162 million has been incurred in unwinding this position and is included in the interest charge for the year.

In summary, the property transaction has benefited the results for the 2002 financial year by £857 million as shown below:

Profit on sale and leaseback of properties	£m
Sales proceeds	2,380
Net book value of assets disposed	(1,232)
Estimated cost of BT's future obligations	(129)
Profit on properties sold	1,019
Interest rate swap novation costs	(162)
Net profit on sale and leaseback of properties	857

The rentals payable under the lease will have an adverse impact on other operating costs in future years, initially around £190 million for the 2003 financial year. It is expected that this will be wholly offset by reduced depreciation and interest charges.

In advance of the property transaction being completed with Telereal, BT also completed the sale of one of its major properties in London at a profit of £43 million.

Interest charge

In the 2002 financial year, the total net interest charge, including BT's share of its ventures' charges, at £1,622 million was £308 million higher than in the preceding year, which in turn was £932 million higher than in the 2000 financial year. Of the total charge, £1,540 million arises in the BT group for the 2002 financial year, compared with £1,044 million and £306 million in the 2001 and 2000 financial years, respectively.

The substantially higher charge in the 2002 and 2001 financial years are mainly due to the cost of funding the acquisition of mmO2's third-generation mobile licences, principally in the UK and Germany, and the cost of acquisitions in the 2001 and 2000 financial years. In the 2002 financial year, the group's net interest charge was further increased by the £162 million exceptional cost of novating interest swaps as a consequence of the property sale and leaseback transaction. In the 2001 financial year, there was also a one-off £194 million increase in BT's share of its ventures' interest charges principally through the Japanese investments and Viag Interkom which was partly offset by an exceptional interest receipt of £25 million relating to the rates refund from the UK Government, noted above.

The 2002 financial year did not have the full year benefit of the £5.9 billion proceeds raised by the rights issue and the £8.0 billion proceeds from the disposal of non-core businesses. This will reduce interest charges in the 2003 financial year.

Interest cover for continuing activities in the 2002 financial year represented 1.9 times total operating profit before goodwill amortisation and exceptional items, and compares with interest cover of 2.4 in the 2001 financial year and 10.0 in the 2000 financial year. The decline in cover is due to the increase in the interest charge and decrease in the operating profit before goodwill amortisation and exceptional items. We expect the net interest charge to decrease and interest cover to improve in the 2003 financial year following the significant reduction in net debt during the 2002 financial year.

Profit (loss) and taxation

The group's profit before taxation for the 2002 financial year was £1,461 million, compared with a loss of £1,031 million in the 2001 financial year and a profit of £2,942 million in the 2000 financial year. The profit in the 2002 financial year included the exceptional profits from the sale of investments and businesses totalling £4,389 million. The loss in the 2001 financial year was principally due to the £3,200 million exceptional goodwill impairment charges.

The group's profit before taxation from continuing activities before goodwill amortisation and exceptional items for the 2002 financial year was £1,273 million, compared with £1,763 million in the 2001 financial year and £2,973 million in the 2000 financial year. The significantly lower underlying profits in the 2002 and 2001 financial years were principally due to the higher interest charges and lower operating profits explained above.

The tax charge for the 2002 financial year was £443 million and comprises £528 million on the profit before taxation before the exceptional items on continuing activities, offset by tax relief of £143 million on certain exceptional charges and £58 million tax charge on discontinued activities. The tax charge on the profit from continuing activities before exceptional items and goodwill amortisation is at an effective rate of 41.5%. This is in excess of the standard UK tax rate of 30% due to the impact of loss making subsidiaries outside the UK for which tax relief is not immediately available and associate company taxation.

The tax charge of £712 million for the 2001 financial year represents 34.4% of profit before exceptional items and goodwill amortisation. This compares with a tax charge of 30.9% for the 2000 financial year. The standard UK corporation tax rate was 30% for all three years.

The figures for the 2001 and 2000 financial years have been restated for the new UK accounting standard FRS 19, implemented on 1 April 2001, under which we have made full provision for deferred taxation liabilities.

The minority interests in the results of the 2001 financial year of £127 million were primarily attributable to outside interests in the Japanese investments.

Earnings (loss) and dividends

The basic earnings per share of 12.0 pence per share for the 2002 financial year compares with a loss of 25.7 pence for the 2001 financial year and earnings of 27.6 pence for the 2000 financial year. These results include those of mmO2 and the group's other discontinued activities up to the date of demerger or sale, as well as significant exceptional items and goodwill amortisation. The following table illustrates the impact of these factors on the earnings per share for the past three financial years:

	2002 pence	2001 pence	2000 pence
Earnings per share from continuing activities before goodwill amortisation and exceptional items	**8.8**	19.3	29.5
Exceptional items and goodwill amortisation from continuing activities	**(43.6)**	1.4	(0.3)
Earnings (loss) per share from continuing activities	**(34.8)**	20.7	29.2
Earnings (loss) per share from discontinued activities	**46.8**	(46.4)	(1.6)
Total earnings (loss) per share	**12.0**	(25.7)	27.6

Basic earnings per share before goodwill amortisation and exceptional items, from BT's continuing activities of 8.8 pence for the 2002 financial year compares with an equivalent 19.3 pence and 29.5 pence for the 2001 and 2000 financial years, respectively. The results for both the 2002 and 2001 financial years reflect the higher interest charges, losses incurred by newly acquired businesses and the adverse effect which competitive pressures have continued to have on our operating margins in the UK fixed-voice telephony market.

Diluted earnings per share are not materially different.

A final dividend for the 2002 financial year of 2.0 pence per share has been recommended. If approved at the annual general meeting, this dividend will be paid on 9 September 2002 to shareholders on the register on 9 August 2002. This dividend will absorb £173 million. BT's future dividend policy will be progressive, reflecting the growth in earnings per share and an improving balance sheet. It is likely dividend cover during the next three years will be in the range of 2.5 to 2.0 times, reducing within the range as the group's cash position improves.

As part of BT's debt reduction and restructuring plans, the Board decided in May 2001 that there was to be no interim dividend for the 2002 financial year, nor any final dividend in respect of the 2001 financial year. The dividend for the 2001 financial year of 7.8 pence per share therefore solely comprised the interim dividend paid in February 2001 which absorbed £571 million.

Interim and final dividends totalled 19.6 pence per share for the 2000 financial year and absorbed £1,426 million.

Financing

Net cash inflow from operating activities of £5,257 million in the 2002 financial year compares with £5,887 million in the 2001 financial year and £5,849 million in the 2000 financial year. Net cash inflow from continuing operating activities amounted to £5,023 million, £5,410 million and £5,609 million in the 2002, 2001 and 2000 financial years, respectively. Special and deficiency contributions to the main pension fund, described below, of £600 million in the 2002 financial year, £300 million in the 2001 financial year and £230 million in the 2000 financial year were paid, consequently reducing the net cash inflow by these amounts.

Tax paid in the 2002 financial year totalled £562 million compared with £669 million in the 2001 financial year and £1,311 million paid in the 2000 financial year. The lower tax paid in the 2002 and 2001 financial years was due to the lower profits earned in the 2002 and 2001 financial years.

The net cash outflow of £1,354 million for capital expenditure and financial investment in the 2002 financial year included £4,069 million of capital expenditure on plant and equipment, offset by £2,645 million received on the sale of tangible fixed assets. These proceeds included £2,380 million from the property sale and leaseback transaction completed in December 2001, described above. Net cash outflow of £8,442 million for capital expenditure and financial investment in the 2001 financial year was principally for capital expenditure on plant and equipment of £4,756 million and £4,208 million invested in mmO2's third-generation mobile licences. The net cash outflow of £3,752 million in the 2000 financial year was principally for capital expenditure on plant and equipment.

The net cash inflow from disposals less acquisitions in the 2002 financial year totalled £5,785 million. Cash proceeds from disposals amounted to £6,916 million and principally comprised £3,075 million from the sale of the investment in Japan Telecom and J-Phone, £1,838 million from the sale of the Yell directories business and £1,084 million from the sale of our investment in Airtel. The principal cash outflow for acquisitions was the completion of the purchase of a minority interest in Esat Digifone in April 2001 for £869 million.

In the 2001 financial year, the group made significant acquisitions and the net cash outflow on these totalled £13,754 million in that year. This included £11,438 million invested in Viag Interkom, including acquisition of its licences, £1,233 million in Telfort, £1,176 million in completing the Esat Telecom Group acquisitions, offset by

Summarised cash flow statement	2002 £m	2001 £m	2000 £m
Net cash inflow from operating activities:			
Continuing activities	**5,023**	5,410	5,609
Discontinued activities	**234**	477	240
Total net cash inflow from operating activities	**5,257**	5,887	5,849
Dividends from associates and joint ventures	**2**	10	5
Net cash outflow for returns on investments and servicing of finance	**(1,695)**	(727)	(163)
Taxation paid	**(562)**	(669)	(1,311)
Net cash outflow for capital expenditure and financial investment	**(1,354)**	(8,442)	(3,752)
Net cash inflow (outflow) for acquisitions and disposals	**5,785**	(13,754)	(6,405)
Equity dividends paid	**–**	(1,432)	(1,364)
Cash inflow (outflow) before management of liquid resources and financing	**7,433**	(19,127)	(7,141)
Management of liquid resources	**(1,864)**	(480)	1,236
Net cash inflow (outflow) from financing	**(5,479)**	19,735	5,959
Increase in cash in the year	**90**	128	54
Decrease (increase) in net debt in the year	**13,930**	(18,942)	(6,582)

£464 million received principally on the disposal of sunrise communications. The net cash outflow on acquisitions of £6,405 million in the 2000 financial year was principally £3,014 million on the acquisition of the minority interest in BT Cellnet, £1,254 million invested jointly with AT&T in Japan Telecom and £659 million in Canadian interests, jointly owned with AT&T.

There were no equity dividends paid in the 2002 financial year, as explained above. Equity dividends paid in the 2001 financial year totalled £1,432 million, compared with £1,364 million in the 2000 financial year. Subject to shareholder approval, we will resume paying equity dividends in September 2002 with the payment of the final dividend for the 2002 financial year which will amount to £173 million.

The resulting cash inflow for the 2002 financial year, before management of liquid resources and financing, of £7,433 million was mainly applied in repaying short-term borrowings and investing in short-term investments, with total borrowings of £12,006 million being repaid. In the 2001 financial year, the significant cash outflow of £19,127 million was funded by issuing substantial amounts of long-term debt instruments and drawing on medium-term notes programmes. In December 2000, £6,909 million was raised through the issue of four series of US dollar notes totalling $10 billion, with maturities between three and thirty years. In February 2001, £6,038 million was received through the issue of six series of euro and sterling notes totalling €9.7 billion, with maturities between two and sixteen years. In April 2000, a twenty-five year £250 million index-linked Eurobond was issued.

In the 2000 financial year, there was a net cash outflow of £7,141 million which was partly funded by the issue of new long-term financial instruments, principally two US dollar Eurobonds totalling US$1.2 billion and a £600 million Eurobond. In that year, we also drew on commercial paper programmes under which approximately £4.9 billion was outstanding at 31 March 2000 and used the group's existing short-term investments.

The cash inflow for the 2002 financial year resulted in net debt reducing to £13,701 million whilst in the 2001 financial year the cash outflow resulted in net debt increasing to £27,942 million at 31 March 2001. In the previous financial year, the cash outflow for the year resulted in net debt increasing to £8,700 million at 31 March 2000.

In the 2002 financial year, the group repaid borrowings totalling £12,006 million and no new long-term debt was raised. This was in part due to the success of the company's rights issue which closed in June 2001. We issued 1,976 million new shares for a total consideration of £5,876 million, net of expenses. As part of the demerger arrangements, £440 million was received from mmO2; additionally mmO2 assumed £60 million of the group's external net debt.

In the 2001 financial year, the group borrowed £14,552 million in long-term loans and repaid £225 million in long-term debt. This was in accordance with our intention, expressed at the end of the 2000 financial year, to refinance a significant part of our commercial paper borrowings with medium or longer-term debt when market conditions allowed and also to raise further significant finance in the 2001 financial year to meet the financing needs of the UK third-generation mobile licence, won in April 2000, increased capital expenditure and acquisitions of interests in subsidiaries, joint ventures and associates and their additional funding requirements.

In April 2000, BT issued a £250 million 3.5% index-linked Eurobond repayable in 2025. In December 2000, we issued four series of notes comprising US$2.8 billion 8.625% thirty-year notes, US$3.0 billion 8.125% ten-year notes, US$3.1 billion 7.625% five-year notes and US$1.1 billion three-year floating rate notes. In February 2001, we issued six series of notes comprising £700 million 7.5% sixteen-year notes, €2.25 billion 6.875% ten-year notes, €3.0 billion 6.125% six-year notes, £400 million 7.125% six-year notes, €1.75 billion 5.625% three-year notes and €1.0 billion two-year floating rate notes. Loans repaid during the year totalling £225 million were mainly in respect of the Esat Telecom acquisition.

In the 2000 financial year, the group borrowed £1,473 million in long-term loans and repaid £587 million in long-term debt. In May 1999, BT issued a £600 million 5.75% Eurobond repayable in 2028 and, in October 1999, a US$1.0 billion 6.75% five-year Eurobond. In August 1999, BT repaid a US$200 million Eurobond on maturity which was refinanced by a further ten-year US$200 million Eurobond. On the acquisition of Esat, BT assumed approximately £550 million of debt, based on Esat's 31 December 1999 balance sheet.

In the 2003 financial year, £2,195 million of debt falls due which we anticipate we will fund out of our existing short-term investments. We expect that the short-term investments and cash balance of £4,739 million will fall during the 2003 financial year as debt matures and seasonal cash outflows occur.

We expect to see a continued improvement in the financial position of BT and are seeking to obtain a single A rating from all the major rating agencies.

Treasury policy

The group has a centralised treasury operation which has remained following the progressive devolution of the group's operations. Its primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.

The Board sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. Derivative instruments, including forward foreign exchange contracts, are entered into for hedging purposes only.

negotiated with the individual suppliers. It is BT's policy to make payments for other purchases within 30 working days of the invoice date, provided that the relevant invoice is presented to the company in a timely fashion and is complete. BT's payment terms are printed on the company's standard purchase order forms or, where appropriate, specified in individual contracts agreed with the supplier. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2002 financial year and the amounts owed to its trade creditors at the end of the year was 18 days.

Auditors

A resolution to reappoint PricewaterhouseCoopers as auditors of the company and authorise the directors to settle their remuneration will be proposed at the AGM.

Authority to purchase shares

The authority given at an extraordinary general meeting of the company held on 10 September 2001 for the company to purchase in the market 870 million of its shares, representing 10% of the issued share capital, expires on 9 September 2002. This authority was not used during the year and shareholders will be asked to give a similar authority at the AGM.

Annual general meeting resolutions

The resolutions to be proposed at the AGM to be held on 17 July 2002, together with explanatory notes, appear in the separate Notice of Annual General Meeting sent to all shareholders.

By order of the Board

L W Stone
Secretary
21 May 2002

Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816

Corporate governance

BT's policy is to achieve best practice in our standards of business integrity for all our activities around the world. This includes a commitment to the highest standards of corporate governance throughout the group. This section of the annual report describes how we have applied the principles set out in Section 1 of the Combined Code on Corporate Governance (the Code).

The directors consider that, throughout the year, BT has fully complied with the provisions set out in Section 1 of the Code.

The Board

The Board meets every month, except in August. Its principal focus is the overall strategic direction, development and control of the group. Key matters, such as approval of the group's strategic plans and annual operating plan and budget, and monitoring the company's operating and financial performance, are reserved for the Board. These are set out in a formal statement of the Board's role.

The Board is currently made up of the part-time Chairman, five executive directors and six non-executive directors. It is BT's stated policy to appoint a further non-executive director to retain a majority of independent non-executive directors. All the non-executives are independent. Between them, the non-executive directors bring experience and independent judgement at a senior level of international business operations and strategy, marketing, communications, and political and international affairs.

The non-executive directors provide a strong independent element on the Board. Sir Anthony Greener, the Deputy Chairman, is the senior independent member. However, the Board operates as a single team.

Non-executive directors are appointed initially for three years. At the end of that period, the appointment may be continued by mutual agreement.

All directors are required by the company's articles of association to be elected by shareholders at the first AGM after their appointment, if appointed by the Board. A director must also retire by rotation and may seek re-election at the AGM if he or she was last elected or re-elected at or before the AGM held in the third year before the year in question.

The Chairman and executive directors have service agreements, which are approved by the *Remuneration Committee*. Information about the periods of these contracts is in the **Report on directors' remuneration** on page 69.

The Board has a procedure for directors, in furtherance of their duties, to take independent professional advice if necessary, at the company's expense. In addition, all directors have access to the advice and services of the Secretary, the removal of whom is a matter for the whole Board. He advises the Board on appropriate procedures for the management of its meetings and duties, as well as the implementation of corporate governance and compliance in the group.

On appointment, directors take part in an induction programme when they receive information about BT, the formal statement of the Board's role, the terms of reference and memberships of the principal Board and management committees, including the powers that have been delegated to the management committees, the company's corporate governance framework and executive reserved powers and latest financial information about the group. This is supplemented by visits to key BT locations and meetings with members of the *Operating Committee* and other key senior executives. Throughout their period in office they are updated on BT's business, the competitive and regulatory environments in which it operates, social and environmental matters and other changes, by written briefings and meetings with senior BT executives. Directors are also advised on appointment of their legal and other obligations as a director of a listed company, both in writing and in face-to-face meetings with the Secretary. They are reminded of these obligations each year and are encouraged to attend training courses at the company's expense.

Guidelines are in place concerning the content, presentation and delivery of papers to directors for each Board meeting, so that the directors have enough information to be properly briefed.

Principal Board committees

The Chief Executive, Ben Verwaayen, chairs the *Operating Committee*. The other members are the Group Finance Director and the Chief Executives of BT Ignite, BTopenworld, BT Wholesale and BT Retail. The Secretary attends its meetings. The Committee has collective responsibility for running the group's business end-to-end. To do that, it develops the group's strategy and budget for agreement by the Board, recommends to the Board the group's capital expenditure and inorganic investments budgets, monitors the financial, operational and customer quality of service performance of the whole group, allocates resources across the group within plans agreed by the Board, plans and delivers major cross-business programmes and reviews the senior talent base and succession plans of the group.

A sub-committee of the *Operating Committee*, the *Management Council*, meets monthly. It consists of the *Operating Committee* members plus a number of other senior executives. It is an advisory forum supporting the Chief Executive in policy formulation, on issues such as corporate social responsibility, technology, public policy and reputation, industrial relations and employment policies.

The *Nominating Committee*, consisting of the Chairman, the Deputy Chairman and two other non-executive directors, recommends to the Board appointments of all directors. To ensure an appropriate balance of expertise and ability, it has agreed, and regularly reviews, a profile of the skills and attributes required from the non-executive directors as a whole. This profile is used to assess the suitability as non-executive directors of candidates put forward by the directors and outside consultants. Candidates short-listed for appointment are met by the Committee before it recommends an appointment to the Board.

The *Audit Committee*, comprising solely non-executive directors, is chaired by Sir Anthony Greener. It reviews BT's systems of internal control and risk management, considers the company's published financial reports for statutory compliance and against standards of best practice and recommends to the Board appropriate disclosure in these reports. The Board takes responsibility for disclosures on internal control in the annual report. The *Audit Committee* also reviews annually the performance of the company's auditors to ensure that an objective, professional and cost-effective relationship is maintained. It recommends to the Board the auditors' fees for their audit services. The Group Finance Director and the Secretary attend Committee meetings. Each year, the Committee sets aside time to seek the views of the company's auditors in the absence of executives.

The *Remuneration Committee* comprises solely non-executive directors and is chaired by Sir Anthony Greener. Further details about the Committee are included in the **Report on directors' remuneration**.

Committee membership is identified in the table of directors on pages 48 and 49.

Internal control and risk management

The Board is responsible for the group's systems of internal control and risk management and for reviewing the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.

The Board also takes account of significant social, environmental and ethical matters that relate to BT's businesses. The company's workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in the **Our people** and **Our commitment to society** sections of this report.

BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2002 financial year and have continued up to the date on which this document was approved. The processes are in accordance with the guidance for directors published in the UK in September 1999.

Risk assessment and evaluation takes place as an integral part of the group's annual strategic planning cycle. The group has a detailed risk management process which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. The group's current key risks are summarised on pages 55 and 56 of this document.

The key features of the risk management process comprise the following procedures:

- senior executives, led by the group's Risk Manager, review the group's key risks and have created a group risk register. This is reviewed by the *Management Council* before being presented to the Board and approved by the *Audit Committee;*
- the lines of business carry out risk assessments of their operations, have created registers relating to those risks, and ensure that the key risks are addressed. Lines of business audit committees monitor the standards of internal controls in the lines of business;
- senior management report regularly to the Group Finance Director on the operation of internal controls in their area of responsibility;
- the Chief Executive receives annual reports from senior executives with responsibilities for major group operations with their opinion on the effectiveness of the operation of internal controls during the financial year;
- the group's internal auditors carry out continuing assessments of the quality of risk management and control. They also promote effective risk management in the lines of business operations;
- the *Audit Committee*, on behalf of the Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. This follows consideration of the matter by the *Management Council*. The *Audit Committee* reviews reports from the *Operating Committee*, from the internal auditors and from the external auditors and reports its conclusions to the Board. The *Audit Committee* has carried out these actions for the 2002 financial year.

Material joint ventures and associates, which BT does not control, outside the UK have not been dealt with as part of the group for the purposes of this internal control assessment.

Relations with shareholders

Senior executives, led by the Chief Executive and Group Finance Director, hold meetings with the company's principal institutional shareholders to discuss the company's strategy, financial performance and specific major investment activities. As explained in the **Report on directors' remuneration**, we also maintain contact, when appropriate, through the chairman of the *Remuneration Committee* and appropriate senior executives to discuss overall remuneration policies and plans. Contact with institutional shareholders (and financial analysts, brokers and the press) is controlled by written guidelines to ensure the protection of share price sensitive information that has not already been made available generally to the company's shareholders.

We are continuing our policy that shareholders vote on the annual report at the AGM.

The Board has also decided that shareholders should again this year be asked to vote on the directors' and senior executives' remuneration policy, as set out on pages 57 to 61 in the **Report on directors' remuneration**.

It is part of our policy to involve our shareholders fully in the affairs of the company and to give them the opportunity at the AGM to ask questions about the company's activities and prospects and to vote on every substantially different issue by proposing a separate resolution for each issue. The Board's opinion is that the re-election and fees of the auditors are inter-related issues and should therefore be dealt with by one resolution.

The proxy votes for and against each resolution, as well as abstentions, will be counted before the AGM and the results will be made available at the meeting after shareholders have voted on a show of hands.

It is our policy for all directors to attend the AGM if at all possible. Whilst, because of ill health or other pressing reasons, this may not always be achievable, in normal circumstances this means the chairman of the *Audit* and *Remuneration* committees is at the AGM and is available to answer questions.

Our practice is to post the Annual Report and Notice of AGM in the most cost-effective manner, given the large number of shareholders. We aim to give as much notice as possible and at least 21 clear days, as required by our articles of association. In practice, the Annual Report and the Notice of AGM are being sent to shareholders more than 20 working days before the AGM.

Established procedures ensure the timely release of share price sensitive information and the publication of financial results and regulatory financial statements.

Non audit services provided by the external auditors

As a result of regulatory or similar requirements, it is necessary to employ the group's auditors for certain non-audit work. In order to maintain the independence of the external auditors, the Board has determined that work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company.

Statement of Business Practice

To reinforce our commitment to achieve best practice in our standards of business integrity, BT has a written Statement of Business Practice (*The Way We Work*). The Statement reflects our international operations and the increasing expectations in the areas of corporate governance and business practice standards. A copy of the Statement (which is available in eight languages) has been sent to every employee and is also available on the company's intranet site. There is a question and answer guide for managers to help them brief their teams.

These high-level principles are supported by a comprehensive communications programme and online training. A confidential helpline and e-mail facility are also available to employees who have questions regarding the application of these principles. We also continue to require our agents and contractors to apply these principles when representing BT.

Political donations

It has always been BT's policy not to make cash donations to any political party. This policy will continue. However, changes to the law introduced by the *Political Parties, Elections and Referendums Act 2000* have extended the definitions of donations and EU political expenditure to the extent that they cover activities which form part of normal relationships between companies and the political machinery, but which would not be thought of as either political donations or expenditure in the ordinary sense of those words. This includes activities undertaken by BT, such as inviting politicians to the company's research facilities at Adastral Park and hosting briefings at parties' annual conferences. These activities are not designed to support or influence support for any particular party. As we wish to continue these activities, which we believe are in BT's best interests, we are seeking appropriate shareholders' authority at the AGM. Expenditure will continue to be made on an even-handed basis related broadly to each party's electoral strength.

Pension Funds

BT's two main pension funds – the BT Pension Scheme and the BT Retirement Plan – are not controlled by the Board, but by separate trustees who are company and union nominees, with independent chairmen. The trustees look after the assets of the funds, which are held separately from those of the company. The pension schemes' funds can only be used in accordance with their respective rules and for no other purpose.

Reporting

A statement by the directors of their responsibilities for preparing the financial statements is included in the statement of directors' responsibilities set out on page 70.

Risk factors

The business of BT is affected by a number of factors, not all of which are wholly within BT's control. Although many of the factors influencing BT's performance are macro economic and likely to affect the performance of businesses generally, some aspects of BT's business make it particularly sensitive to certain areas of business risk. This section highlights some of those specific areas. However, it does not purport to be an extensive analysis of the factors affecting the business and some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect our business, turnover, profits, assets, liquidity and capital resources. They should also be considered in connection with the forward looking statements in this document and the cautionary statement regarding forward-looking statements on page 140 of this document.

If BT's activities are subject to significant price controls, its market share, competitive position and future profitability may be affected

Most of BT's fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices BT may charge for its services and the extent to which it has to provide services to its competitors. In recent years, the effect of these controls has been to cause BT to reduce its prices. BT cannot assure its shareholders that the regulatory authorities will not increase the severity of the price controls, nor extend the services to which controls apply (including any new services that BT may offer in the future), nor extend the services which it has to provide its competitors. These controls may adversely affect BT's market share, the severity of competition and its future profitability.

BT faces strong competition in UK fixed network services

BT continues to have a significant market share in some aspects of UK fixed network services. In particular, approximately 83% of exchange lines in the UK were in the BT network as at 31 March 2002. Regulators are promoting competition in this area by allowing BT's competitors to site equipment in or adjacent to its exchanges (local loop unbundling) and to make it easier for BT's customers to route some or all of their calls over competitors' networks (carrier pre-selection). Reduction in BT's market share in the fixed network may lead to a fall in BT's turnover and an adverse effect on profitability. Unlike its competitors, BT continues to be obliged by the current regulatory regime to serve customers in the United Kingdom, whether or not such provision of service is economic, and the two competitive measures described above may have the effect of accelerating the diversion of its more profitable existing customers without it being able to reduce its costs commensurately. These changes in the regulatory environment and ensuing increased competition on its fixed network may cause adverse effects on its business, results of operations, financial condition and prospects.

BT's ongoing businesses may be adversely affected by the unwinding of Concert, BT's joint venture with AT&T

The unwind of Concert, BT's joint venture with AT&T, was completed on 1 April 2002. Concert's businesses, customer accounts and networks were returned to BT and AT&T with each taking ownership of substantially those parts of Concert originally contributed by them. The working capital and other liabilities of Concert will be divided equally between BT and AT&T, with the exception that BT receive an additional US$400 million (£275 million) reflecting the allocation of the businesses. There is a working capital completion process that means the working capital allocation may not be agreed by both parties until Autumn 2002. The reintegration of those businesses, customer accounts, networks and people transferred back to BT is a complex undertaking. BT cannot assure its shareholders that it will be successful in completing the integration as currently planned. In addition, BT can give no assurance that the working capital allocation will be agreed at the level currently anticipated.

BT's business is dependent on the ability to exploit technological advances quickly and successfully

BT operates in an industry with a recent history of fast technological changes. It expects that new products and technologies will emerge and that existing products and technologies will develop further. BT needs to transform its services and products to exploit those next generation technologies. However, BT cannot predict the actual effect of these technological changes on its business or on its ability to provide competitive services. For example, presently there is evidence of substitution by customers using mobile phones for day-to-day voice calls in place of making such calls over the fixed network. Additionally, some calls are now being routed over the internet in place of the traditional switched network. If these trends accelerate, BT's fixed network assets may be used uneconomically and its investment in these assets may not be recovered through profits on fixed-network calls and line rentals. Impairment write-downs may be incurred and margins may decline if fixed costs cannot be reduced in line with falling turnover.

BT has targeted significant growth in new business areas, such as broadband. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that BT will meet these growth targets, with a consequential impact on future turnover and profitability.

BT's businesses may be adversely affected if their networks or systems experience any significant failures or interruptions

BT's businesses are dependent on their ability to transfer substantial volumes of data speedily and without interruption. Any significant failure or interruption of such data transfer due to factors outside their control could have a material adverse effect on the businesses and their results from operations. BT has a business continuity strategy designed to deal with such events, including major terrorist action, industrial action, hurricane or flooding, that may impact the ability to maintain an effective service to customers. Any such strategy can provide only reasonable and not absolute assurance against material loss and there can be no assurance that material adverse events will not occur.

BT's ability to pay dividends in the future will depend on the success of the restructured group

BT did not pay a final dividend for the year ended 31 March 2001 or an interim dividend for the year ended 31 March 2002 after ceasing the payment of a final dividend for the year ended 31 March 2001 in advance of the group restructuring programme. The Board has recommended a final dividend of 2.0 pence per share in respect of the year ended 31 March 2002 and expects to resume regular dividend payments thereafter. However, the level of dividend which BT expects to pay in the future will be dependent on the future performance of the business.

Declining investment returns may result in the funding cost of the defined benefit pension scheme becoming an unsustainable burden on the financial resources of BT

The defined benefit pension scheme, the BT Pension Scheme (BTPS), was closed to new members on 31 March 2001 and has been replaced by a defined contribution scheme (BTRP). The next full triennial actuarial review of the BTPS is due to be completed at 31 December 2002. The results of future scheme valuations will be impacted by the future equity market performance, interest rates and the general trend towards longer life expectancy, all of which are outside the control of BT. In the event that investment returns decline, the cash funding cost to BT will increase and may have a significant effect on the financial resources of BT.

If BT Ignite continues to incur losses in European operations BT may not realise an economic return on its investment

BT Ignite's European connectivity business, which includes operations in Germany, the Netherlands, the Republic of Ireland and Spain, made an operating loss of £276 million before exceptional items and goodwill amortisation in the year ended 31 March 2002. The strategic focus of BT Ignite is to streamline its European activities with a focus on providing value added solutions and services to multi-site corporate customers with the objective of reversing its loss making businesses. There can, however, be no assurance that BT Ignite will not continue to incur losses and, in this event, BT Ignite may close or dispose of operations.

Report on directors' remuneration

The *Remuneration Committee* is made up wholly of independent non-executive directors. Throughout the year, the company has applied the principles in Section 1 of the Combined Code on Corporate Governance (the Code) and complied with the Code.

The Committee's role is to set the remuneration policy for the Chairman, the executive directors, the members of the company's *Operating Committee* (OC) and senior executives reporting to the Chief Executive. Specifically, the *Remuneration Committee* agrees their service contracts, salaries, other benefits, including bonuses and participation in the company's long-term incentive plans, and other terms and conditions of employment.

It also agrees terms for their cessation of employment and their appointments as non-executive directors of non-BT Group companies and other organisations. It also approves changes in the company's long-term incentive plans, recommends to the Board those plans which require shareholder approval and oversees their operation.

Sir Anthony Greener has chaired the Committee since 18 July 2001 in succession to Lord Marshall who retired at the end of the 2001 AGM. Other members of the *Remuneration Committee* during the year were:

- Dr Iain Anderson (retired 30 September 2001)
- Maarten van den Bergh
- Lou Hughes (appointed 25 June 2001)
- Neville Isdell (retired 14 January 2002)
- June de Moller (retired 14 January 2002)
- Carl Symon (appointed 1 February 2002)

The Committee met seven times during the 2002 financial year. The Chairman and Chief Executive are invited to attend meetings when appropriate. They are not present when matters affecting their own remuneration arrangements are considered.

Although the Board remains ultimately responsible for both the framework and the cost of executive remuneration, it has delegated prime responsibility for executive remuneration to the *Remuneration Committee*. Non-executive directors who are not members of the Committee are entitled to receive papers and minutes of the Committee.

The Committee has access to professional advisers, both within the company and externally.

Remuneration Policy

BT's stated executive remuneration policy is in line with the company's overall practice on pay and benefits. This is to reward employees competitively, taking into account individual performance, company performance, market comparisons and the competitive pressures in the worldwide information technology and communications industry. Our external comparisons look at comparable roles in similar organisations in terms of size, market sector and business complexity in the UK and overseas. The strategy for executive pay, in general terms, is for basic salaries to reflect the relevant market median, with total direct compensation (basic salary, annual bonus and the value of any long-term incentives) to be at the upper quartile for sustained and excellent performance.

The *Remuneration Committee* considers that it is important to link a significant proportion of the total executive remuneration package to individual, line of business and corporate performance. Remuneration arrangements and performance targets are reviewed annually to achieve this.

Where any significant changes are proposed, these will be discussed with BT's principal shareholders and the main representative groups of the institutional shareholders.

Packages

The remuneration package for the executive directors, members of the OC and senior executives reporting to the Chief Executive comprises:

Basic salary

Salaries are reviewed annually (although not necessarily increased). Salary increases are made where the Committee believes that adjustments are appropriate to reflect performance, contribution, increased responsibilities and/or market pressures.

Performance-related remuneration

Annual bonus

The annual bonus plan focuses on annual objectives, and is designed to reward the achievement of results against these set objectives. Performance is measured on a scorecard basis. Targets are set at the beginning of the financial year, and performance is reviewed throughout the year. Targets for the 2002 financial year were based on key corporate objectives such as profitability, cash flow, the debt reduction programme, the group restructuring and customer satisfaction, as well as line of business and personal objectives. Specific weights were attached to each objective. The Committee has the flexibility to adjust bonus awards in exceptional circumstances.

Deferred Bonus

Awards in the form of BT shares are granted under the Deferred Bonus Plan (DBP) to executive directors and senior executives, linked to the value of their annual bonus. Awards made during the 2002 financial year in respect of performance in the 2001 financial year were equivalent in value to 50% to 100% of the executive's gross annual bonus.

The shares are held in trust and transferred to the executive if still employed by the company in three years' time. There are no additional performance measures for the vesting of DBP awards. The first awards granted under the DBP in 1998 vested in August 2001.

Current long-term incentives

The BT Equity Incentive Portfolio (the Portfolio) is designed to ensure that equity participation is a significant part of overall remuneration.

No individual has received awards under all elements of the Portfolio.

Incentive Shares

Incentive Shares have been the main element of the Portfolio. The value of awards made to executive directors and the senior executive team in the 2002 financial year was 100% to 200% of salary.

Awards of Incentive Shares under the Incentive Share Plan (ISP) vest after a performance period of three years, if the participant is still employed by the BT group and a performance target has been met. The performance measure is Total Shareholder Return (TSR) compared with the FTSE 100 companies. At the end of the three-year period, BT's TSR must be in the top 25 performing companies for all the shares to vest. The proportion of shares which vests reduces on a straight-line basis to 50th position, at which point 25% of the shares under award vest. Below 50th position, none of the shares vest.

The Committee has discretion to reward performance in the upper quartile. At the end of the three-year period, if the company is in the top 25 performing companies, the *Remuneration Committee* may increase the award of shares vesting. If BT's TSR is in the top ten companies of the FTSE 100, the increase may double the number of the shares vesting. The discretion will only be exercised if the *Remuneration Committee* is also satisfied that there has been a significant improvement in the company's underlying financial performance. The *Remuneration Committee* will take account of BT's corporate scorecard targets and earnings per share growth.

The first vesting of awards of Incentive Shares is expected to be in 2003. Based on performance to date, none of the shares would vest.

Retention Shares

Retention Shares are granted under the Retention Share Plan (RSP) to individuals with critical skills, as a recruitment or retention tool. As a result, awards of shares are not generally linked to the satisfaction of a corporate performance target.

The length of the retention period before awards vest is flexible. The shares are transferred at the end of the specified period if the individual is still employed by the BT group.

Retention Shares are used only in exceptional circumstances and, to date, less than 20 awards have been made.

Share Options

Options to acquire BT shares have been granted under the Global Share Option Plan (GSOP), in the past, as an alternative to Incentive Shares, primarily for overseas employees and, in the UK, for employees of BT's internet business and/or new recruits. The price at which shares may be acquired is the market price at the date of grant. For options granted in the 2002 financial year, the exercise of the option is generally phased over three years. Other than for new recruits, the grant has been based on corporate and individual performance. Options have been granted over shares with an initial value generally in the range of one to three times salary.

As part of his recruitment package, an option was granted to the Chief Executive with an initial value of four times salary exercisable in three years, subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100. BT's TSR must be in the upper quartile for all of the options to become exercisable. At median, 40% of the options will be exercisable. Below that point, none of the options may be exercised.

Annual package – 2003 financial year

The Committee, in pursuit of its aim to establish a simple, focused and more leveraged approach to reward, has reviewed how effectively the stated policy has been applied. As a result, the Committee has greatly reduced the number of objectives in the annual bonus plan. In the 2003 financial year, the objectives will be earnings per share, cash flow and customer satisfaction. On-target and maximum bonus levels, as a percentage of salary, remain unchanged at 50% and 75% (Chief Executive 85% and 130%, under his service agreement).

It is intended that the value of deferred bonus awards granted in respect of the 2002 financial year will be 50% of gross annual bonus (compared with the previously agreed 50% to 100%), except in the case of the Chief Executive, whose award in the 2003 financial year will be 100% of his gross annual bonus in accordance with his service agreement.

Share Options will replace Incentive Shares as the main element of equity participation for annual awards. Options granted in the 2003 financial year will be exercisable in three years only if a performance target has been met. Whilst the Committee would not normally expect the initial value of annual grants of options to exceed three times salary, in the 2003 financial year, as we embark on a radical business transformation and rejuvenation programme, the initial value may be four times salary in a limited number of cases. These grants will not be made to more than ten people.

The initial value of those options that are granted subject to a TSR measure will not exceed 2.5 times salary. The measure will be relative TSR compared with the FTSE 100. At the end of the three year period, BT Group's TSR must be in the upper quartile for all of the options to be exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised. If the performance measure is not met at the first measurement, it may be re-tested against a fixed base in years four and five. If TSR has not reached the median at the end of the fifth year, previously unexercisable options will lapse.

To provide an additional reward for exceptional performance in exceeding business goals, further options with an initial value not exceeding 1.5 times salary may be granted in the 2003 financial year to the senior executives most responsible for delivering BT's strategic plan. These options will be subject to a more stringent performance measure. For these options to become exercisable, there must be a 35% compound growth in BT's earnings per share over the next three years (equivalent to 22 pence per share at the end of the 2005 financial year). There will be no opportunity to re-test if this target is not achieved.

Under his service agreement, the Chief Executive is entitled in the 2003 financial year to options with an initial value of four times salary. These options will be subject to the above performance criteria

Former long-term incentives

BT Share Option Scheme

This scheme expired in January 1995. The last options were granted in December 1994. Details of outstanding options held by the directors and former directors at the end of the 2002 financial year are shown on page 65.

BT Executive Share Plan/BT Performance Share Plan

The last awards under these plans were granted in 1999. Awards of shares under the BT Executive Share Plan (ESP) normally vest at the end of five years but only if BT's TSR meets a pre-determined target relative to the other companies in the FTSE 100. The third vesting of awards under the ESP was in the 2002 financial year. On the basis that the company's TSR was at 36th position compared with the other FTSE 100 companies at the end of the five-year performance period, 85% of the shares under award vested in 62 participants on 1 August 2001.

Like the ESP, the vesting of awards of shares under the BT Performance Share Plan (PSP) was subject to the company meeting a pre-determined TSR target measured against the FTSE 100. Normally, if the performance target was met and the participant was still employed by the group, the awards would vest after the end of a cumulative three-year cycle. The final awards under the PSP vested in August 2001. As BT's TSR, measured over the three financial years to 31 March 2001, ranked it in 38th position, 80% of the shares under award vested.

Rule changes

During the 2002 financial year, the rules of the GSOP were amended to permit in exceptional circumstances the performance measure and target to be determined after the grant of an option, but within a limited period. This is because there may be occasions when these are under review or there are practical considerations preventing a target being set.

The GSOP rules were also amended to enable the BT group to obtain a tax deduction when issuing new shares to meet the exercise of options.

The rules of the ESP and DBP were amended to provide for the awards of certain participants under these plans to vest on a date later than that provided for in the rules.

The rules of the ESP, ISP, DBP and RSP were amended in connection with the scheme of arrangement and demerger, principally to enable awards, generally, to roll over into the appropriate number of shares in the company employing the participant after the demerger (BT Group or mmO2, as appropriate).

Effect of the rights issue

Following the rights issue announced on 10 May 2001, certain adjustments were made to the awards and options granted under the plans described above. In the case of the contingent awards granted under the ESP and PSP and the awards of Incentive and Retention Shares, the Trustee sold sufficient rights "nil" paid to enable the balance of the rights to be taken up using the proceeds of the sale. The newly-acquired shares were allocated to the relevant awards and have been or will be released on the same basis as the awards to which they relate.

In the case of options granted under the BT Share Option Scheme and the GSOP, the Board adjusted the number of shares in respect of which options may be exercised and the price at which the shares may be acquired to take account of the rights issue.

Scheme of arrangement and demerger

Share Options

On the scheme of arrangement, existing unexercised executive options, granted under the BT Share Option Scheme and the GSOP, were exchanged for options over shares in the new holding company of the optionholder's employing company after the demerger.

Options were released and exchanged for replacement options granted under Legacy Option Plans adopted by BT Group and mmO2. The replacement options are on the same terms and are exercisable between the same dates as the original options for which they were exchanged. The terms of the exchange ensured that the total amount payable on exercise and any gain or loss arising had the option been exercised at the time of exchange were the same before and after the exchange.

BT Executive Share Plan, BT Incentive Share Plan, BT Retention Share Plan and BT Deferred Bonus Plan

Performance-related awards to key individuals, using TSR as the measure, were outstanding at the date of demerger under the ESP and ISP. For awards that were more than four years into their performance period (ie 1997 ESP), the measurement was accelerated to the point of the restructuring. These awards have been banked on the accelerated performance achieved. On this basis, 32.5% of the 1997 ESP will vest on 1 August 2002. Normal vesting otherwise applies.

For awards that were less than four years into their performance period, performance measurement will continue to apply until the normal vesting date. Performance will be assessed using BT's TSR in the period leading up to the demerger and after that the TSR of the holding company of the participant's employing company (BT Group or mmO2, as appropriate).

The shares under award for each employee have been adjusted so that the awards are over shares of the holding company of the participant's employing company with an equivalent value.

Awards of shares under the DBP and RSP are not performance related. Vesting is normally dependent upon remaining in employment until the end of the deferred/ retention period. Awards under these plans will continue until their normal maturity date and then be satisfied in the shares of the holding company of the participant's employing company (BT Group or mmO2, as appropriate). The shares under award for each employee have been adjusted accordingly.

Adjustment
The adjusted value of awards of shares and options under the BT executive share plans was determined using the average price of "old BT" shares, ie the combined prices of BT Group and mmO2 shares over the 20 dealing days following the demerger. The average combined price of "old BT" shares over that 20 day period was 353.60 pence and the average BT Group share price was 267.91 pence. This gave a factor for the adjustment of awards over BT shares into BT Group shares of 1.3198. Each BT share under award or option therefore became an award or option over 1.3198 BT Group shares (eg an option over 1,000 shares was replaced by one for 1,319 BT Group shares). For options, the option prices were adjusted by multiplying those prices by a factor of 0.75767.

Executive share retention
A shareholding programme, which encourages executive directors and OC members to build up a shareholding in the company, was introduced during the 2001 financial year.

The programme, which is not mandatory, is designed to encourage executive directors and OC members to build up a shareholding with a value of 100% of their salary over a period of three years.

Pensions
For the executive directors and most other senior executives who joined the company prior to 1 April 2001, the policy is to provide pension benefits of one-thirtieth of final salary for each year of service with two-thirds of the executive's pension for the surviving spouse. Those with longer BT service have undertakings of pension benefits of two-thirds of final salary payable at normal retirement age (inclusive of the pension equivalent of any retirement cash lump sum) plus a pension of two-thirds of the director's or executive's pension for the surviving spouse. On death-in-service, a lump sum equal to four times annual salary is payable together with a pension of two-thirds of the director's or executive's prospective pension for the surviving spouse. Pensions are based on salary alone and bonuses, other benefits and long-term incentives are excluded.

BT closed its final salary pension arrangements to new recruits with effect from 31 March 2001 and this has also been reflected in the retirement provision granted to executive directors and other senior executives hired since that date.

For these executive directors and other senior executives retirement provision is generally made on a defined contribution basis where the company agrees to pay a fixed percentage of the executive's salary each year towards the provision of retirement benefits. Typically this might be an amount equal to 20% to 30% of salary. On death-in-service, a lump sum equal to four times annual salary is payable.

Other benefits
Other benefits for the Chairman and executive directors include car and in some cases driver, personal telecommunications facilities, medical and dental cover for the director and immediate family and financial counselling. The company has a permanent health insurance policy to provide cover for the Chairman and executive directors and members of the OC who may become permanently incapacitated.

Service agreements
The Chairman and executive directors have service agreements providing for one year's notice, except where it is necessary to offer longer periods to new directors from outside BT or circumstances make it appropriate to offer a longer fixed term. All the service agreements contain provisions dealing with the removal of a director through poor performance. They also deal with payments to which the director would be entitled in the event of early termination of the service agreement by BT.

Outside appointments
The Committee believes there are significant benefits to both the company and the individual from executive directors accepting non-executive directorships of companies outside BT. The Committee will consider up to two external appointments for which a director may retain the fees.

Non-executive directors' contracts of appointment
Non-executive directors have contracts of appointment. These cover, amongst other things, the initial terms for which they are appointed, a general statement of their role and duties, the fees they will receive as a director, including serving on one Board committee, and supplementary fees for additional work, such as being a member of more than one Board committee.

Non-executive directors are normally appointed for an initial period of three years. During that period, either party can give the other at least three months' notice. At the end of the period the appointment may be continued by mutual agreement.

Non-executive directors' remuneration
Six of the directors on the Board are non-executive directors who, in accordance with BT's articles of

association and as recommended by the Code, cannot individually vote on their own remuneration. Therefore, the Board does not consider it appropriate for the whole Board to determine non-executive directors' remuneration. This is set by the Chairman and the Chief Executive after considering advice on appropriate levels of remuneration.

The basic fee for non-executive directors, which includes membership of one committee, is £30,000 per year. Additional fees for membership of Board committees range from £3,000 to £5,000 per year. Committee chairmen receive an additional fee of £2,000 per year for each committee they chair. Sir Anthony Greener, who chairs the *Remuneration Committee* and the *Audit Committee*, is paid an inclusive annual fee of £90,000, as Deputy Chairman.

To align further the interests of the non-executive directors with those of shareholders, the company's policy is to encourage these directors to purchase, on a voluntary basis, £5,000 of BT shares each year. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.

Remuneration Review

Directors' remuneration

Sir Christopher Bland was appointed Chairman on 1 May 2001. His annual salary is £500,000.

Ben Verwaayen joined the company on 14 January 2002 on an annual salary of £700,000 and became Chief Executive on 1 February 2002. Under his service agreement, Ben Verwaayen is entitled to a pro rata on target bonus for the 2002 financial year of £122,000. This was increased by the *Remuneration Committee* to £152,000 to reflect corporate performance.

Directors' remuneration payable in respect of their services as directors of BT (excluding pension arrangements and deferred bonus awards) was as follows:

	Salary and fees		Annual and special bonus		Benefits excluding pension[a]		Total[cfj]	
	2002 £000	2001 £000	**2002 £000**	2001 £000	**2002 £000**	2001 £000	**2002 £000**	2001 £000
Sir Christopher Bland	**458**	–	**–**	–	**3**	–	**461**	–
B Verwaayen[fhk]	**151**	–	**152**	–	**36**	–	**339**	–
P Danon[fh]	**164**	–	**300**	–	**16**	–	**480**	–
A Green[fh]	**156**	–	**200**	–	**10**	–	**366**	–
Dr P Reynolds[fh]	**147**	–	**180**	–	**11**	–	**338**	–
Sir Anthony Greener	**86**	25	**–**	–	**–**	–	**86**	25
L R Hughes	**36**	32	**–**	–	**–**	–	**36**	32
Baroness Jay[h]	**7**	–	**–**	–	**–**	–	**7**	–
J F Nelson[h]	**7**	–	**–**	–	**–**	–	**7**	–
C Symon[h]	**8**	–	**–**	–	**–**	–	**8**	–
M van den Bergh	**40**	22	**–**	–	**–**	–	**40**	22
H Alexander	**27**	35	**–**	–	**–**	–	**27**	35
Dr J I W Anderson[i]	**29**	57	**–**	–	**–**	–	**29**	57
Sir Peter Bonfield[ce]	**683**	780	**574**	481	**53**	50	**1,310**	1,311
R P Brace[m]	**–**	380	**–**	130	**–**	31	**–**	541
B Cockburn[b]	**–**	516	**–**	200	**–**	45	**–**	761
P Hampton[cd]	**435**	181	**285**	100	**27**	5	**747**	286
N Isdell[g]	**96**	39	**–**	–	**–**	–	**96**	39
Lord Marshall	**22**	75	**–**	–	**–**	–	**22**	75
J F de Moller	**27**	35	**–**	–	**–**	–	**27**	35
J K Oates	**–**	30	**–**	–	**–**	–	**–**	30
Sir Iain Vallance[al]	**29**	342	**–**	125	**4**	51	**33**	518
Sir John Weston	**29**	38	**–**	–	**–**	–	**29**	38
	2,637	2,587	**1,691**	1,036	**160**	182	**4,488**	3,805

[a] Includes other benefits as described above. Sir Iain Vallance had use of a car in Scotland.

[b] On the terms of his leaving the company on 31 March 2001, Bill Cockburn was entitled to salary and benefits for one year. In the 2002 financial year, he received a salary of £520,000 and benefits of £113,000.

[c] In addition, deferred bonuses, payable in shares in three years' time, were awarded in 2001 to Sir Peter Bonfield £481,000; Philip Hampton £50,000. When added to the amounts paid for the 2001 financial year, in the table above, the total remuneration of Sir Peter Bonfield was £1,792,000 and Philip Hampton £336,000.

[d] On the terms of his leaving the company on 30 April 2002, a termination payment of £217,500 was made to Philip Hampton, equivalent to the balance of the initial period of his service agreement together with a sum of £9,000 in respect of benefits for that period. The estimated cost of providing Philip Hampton with the level of pension benefits to which he would have been entitled had he remained in pensionable service until 31 October 2002 was £87,000.

[e] On the terms of his leaving the company on 31 January 2002, Sir Peter Bonfield will receive the sum of £820,000 payable in 12 monthly instalments of which £137,000 was received in the 2002 financial year. He will also receive benefits for one year of which £25,000 was received in the 2002 financial year. Sir Peter also received a payment equivalent to his annual on-target bonus of £615,000. The estimated cost of providing Sir Peter with one additional year of pension service is £512,000.

[f] The bonuses of Pierre Danon, Andy Green and Paul Reynolds relate to the whole year and have not been apportioned between their Executive Committee and Board roles. In addition, deferred bonuses payable in shares in three years' time, were awarded to Ben Verwaayen £152,000, Pierre Danon £150,000, Andy Green £100,000 and Paul Reynolds £90,000. When added to the amounts paid or payable for the 2002 financial year, in the table above, the total remuneration of Ben Verwaayen was £491,000; Pierre Danon £630,000; Andy Green £466,000 and Paul Reynolds £428,000.

[g] This includes fees of £64,000 received by Neville Isdell in the 2002 financial year as Chairman designate of Yell.

[h] None of these directors was previously a director of British Telecommunications plc.

[i] Dr Anderson receives fees of £12,000 per annum as Chairman of the BT Scotland Board. From the date of his retirement from the BT Board until 31 March 2002, he received fees of £6,000.

[j] Included in this total and in note f is the remuneration received by, or payable to, directors of BT Group plc for their services since the completion of the BT restructuring on 19 November 2001. The aggregate emoluments of the directors amounted to £3,018,000. The aggregate amount paid to directors as deferred bonuses payable in shares was £492,000. The aggregate of contributions paid under defined contribution arrangements was £3,975. Retirement benefits are accruing to two directors under defined contribution arrangements and to four directors under a defined benefit scheme. The emoluments for the highest paid director for the period amounted to £749,000.

[k] Ben Verwaayen is entitled to relocation expenses of up to £200,000. No payments were made by the company in this regard during the 2002 financial year. He is also entitled to a housing allowance of £250,000 per annum for three years of which £36,000 was received in the 2002 financial year and this is included in the table above.

[l] Sir Iain Vallance, following his retirement from the Board, will receive fees as President Emeritus of £350,000 per annum until 31 July 2002. He received £321,000 for the 2002 financial year. He will also receive benefits for one year of which £38,000 was received in the 2002 financial year. He is entitled to a bonus of £600,000 if his contract is still in force on 31 July 2002.

[m] Robert Brace received a payment of £4,000 in lieu of benefits for the 2002 financial year.

Pierre Danon, Andy Green and Paul Reynolds joined the Board on 19 November 2001 on salaries of £450,000, £425,000 and £400,000, respectively. Philip Hampton's salary of £435,000 remained unchanged during the 2002 financial year. Bonus awards for these directors are based on a mix of group, line of business and personal objectives. Their on-target bonuses for the 2002 financial year were 50% of salary, subject to a maximum of 75%.

Annual bonus awards to executive directors ranged from 45% to 70% of annual salary.

Following this year's salary review there will be no increase on 1 June 2002 to basic salaries of directors.

Ian Livingston joined the Board on 8 April 2002 on a salary of £450,000.

Sir Peter Bonfield's pro rata bonus in respect of the 2002 financial year up until leaving the Board on 31 January 2002 was based predominantly on the achievement of group-wide objectives and results measured against the overall BT scorecard. He was also bonused on the achievement of personal objectives. His on-target bonus for the 2002 financial year was 75% of salary of which two-thirds was targeted against the scorecard and one-third against the achievement of personal objectives. His maximum bonus was 100% of salary.

On 1 August 2001, separate awards of 7,531 shares under the DBP vested in former directors Robert Brace and Bill Cockburn. The value of each of these awards on the vesting date was £36,041. In addition, on the same date an award of 87,589 shares under the ESP vested in Robert Brace, the market value of which on the date of vesting was £419,177.

On 2 January 2002, an award of 189,575 shares under the ESP and 27,620 shares under the DBP vested in Sir Peter Bonfield. The market prices of those awards on the date of vesting were £483,416 and £70,431 respectively.

Board changes

Sir Iain Vallance retired as Chairman and left the Board on 1 May 2001, when he was appointed President Emeritus. He was succeeded as Chairman by Sir Christopher Bland.

Lord Marshall retired as Deputy Chairman and left the Board on 18 July 2001.

Dr Iain Anderson retired as a director on 30 September 2001.

Pierre Danon, Andy Green and Paul Reynolds joined the Board on 19 November 2001.

Helen Alexander, Neville Isdell, June de Moller and Sir John Weston retired as directors on 14 January 2002.

Baroness Jay, John Nelson, Carl G Symon and Ben Verwaayen joined the Board on 14 January 2002.

Sir Peter Bonfield retired as Chief Executive and left the Board on 31 January 2002. He was succeeded by Ben Verwaayen.

Yve Newbold, who retired from the Board in June 1997, remains a member of the Community Support Committee for which she received fees of £5,000 in the 2002 financial year (2001 – £5,000).

Loans

Prior to their appointment to the Board on 19 November 2001, Pierre Danon and Paul Reynolds each had an interest free loan from the company of £375,000 and £300,000, respectively to cover relocation expenses. The loans are repayable over ten years. At 31 March 2002, Pierre Danon owed £318,750 and Paul Reynolds owed £300,000. During the 2002 financial year, the maximum amount outstanding was £675,000, being the combined value of the loans to Pierre Danon and Paul Reynolds at their date of appointment.

Termination payments

Ben Verwaayen's contract entitles him on termination of his contract by BT to the payment of £700,000 and, in addition, if the termination occurs during his first year of employment, he will be entitled to be paid a pro rata amount of £700,000 for the part of the year remaining.

The contracts of Pierre Danon, Andy Green, Ian Livingston and Paul Reynolds entitle them on termination of their contract by BT to payment of salary and the value of benefits until the earlier of 12 months' from notice of termination or the director obtaining full-time employment.

If the contract of an executive director is terminated by BT within one year after BT entering into a scheme of arrangement or becoming a subsidiary of another company, he will be entitled to receive the higher of that current year's on target bonus or the previous year's bonus, the market value of shares awarded under an employee share ownership plan or deferred bonus plan that have not vested together with a year's salary and the value of any benefits.

Pensions

Sir Christopher Bland is not a member of any of the company pensions schemes, but the company matches his contributions, up to 10% of the earnings cap, to a personal pension plan. Company contributions of £8,745 were payable in respect of the 2002 financial year. The earnings cap is a restriction on the amount of pay which can be used to calculate contributions and benefits due from a tax approved pension scheme.

Ben Verwaayen is not a member of any of the company's pension schemes, but the company has agreed to pay an amount equal to 20% of his salary towards his own pension arrangements. No amounts were paid in the 2002 financial year. BT also provides him with a lump sum death in service benefit of four times his salary.

Ian Livingston is not a member of any of the company's pension schemes, but the company has agreed to pay an amount equal to 30% of his salary towards his own pension arrangements. BT also provides him with a lump sum death in service benefit of four times his salary.

Pierre Danon's pension accrues at the rate of one-thirtieth of his final salary for each year of service. In addition, a two-thirds widow's pension would be payable on his death. He is a member of the BT Pension Scheme, but as he is subject to the earnings cap the company has agreed to increase his benefits to the target level by means of a non-approved, unfunded arrangement.

Andy Green is a member of the BT Pension Scheme. From 31 December 1997 the company has been purchasing an additional 203 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow's pension would be payable on his death.

Paul Reynolds is a member of the BT Pension Scheme. From 1 July 1996 the company has been purchasing an additional 109 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow's pension would be payable on his death.

Philip Hampton left the company on 30 April 2002. His pension accrued at the rate of one-thirtieth of his final salary for each year of service. In addition, a two-thirds widow's pension would be payable on his death. He was a member of the BT Pension Scheme, but as he was subject to the earnings cap, the company agreed to increase his benefits to the target level by means of a non-approved, unfunded arrangement. On leaving the company his deferred pension was increased to the level it would have been had he completed two years' service.

Sir Peter Bonfield left the company on 31 January 2002. His pension arrangements provided for a pension of two-thirds of his final salary at age 60, inclusive of retained benefits from his previous employer, and a widow's pension of two-thirds of his pension. On leaving he was granted an additional one year's pensionable service which brought his accrued pension to 62.7% of his final salary, inclusive of retained benefits from his previous employer. Under the terms of his pension arrangements the pension was put into payment on leaving service without an actuarial reduction being applied.

Sir Iain Vallance was part-time Chairman and subsequently President Emeritus, and is a deferred member of the BT Pension Scheme. He is currently receiving a pension, being paid by the company, which in the 2002 financial year amounted to £355,535 (2001 – £344,177). Sir Iain's pension arrangements entitle his surviving widow to his full pension until July 2003 and to two-thirds of his pension after that date.

The table below shows the increase in the accrued benefits, including those referred to above, to which each director has become entitled during the year and the transfer value of the increase in accrued benefit:

	Increase in accrued pension during year or to date of retirement in year[a]		Total accrued pension at year end or at date of retirement, if earlier[b]		Transfer value of increase in accrued benefit[c]	
	2002 £000	2001 £000	**2002 £000**	2001 £000	**2002 £000**	2001 £000
P Danon	**6**	–	**20**	–	**57**	–
A Green	**7**	–	**99**	–	**93**	–
Dr P Reynolds	**14**	–	**87**	–	**180**	–
Sir Peter Bonfield[d]	**84**	37	**321**	235	**1,785**	683
P R Hampton[e]	**23**	6	**29**	6	**259**	66
R P Brace	**–**	9	**–**	150	**–**	118
B Cockburn	**–**	52	**–**	94	**–**	963

[a] The increase in accrued pension during the year excludes any increase for inflation.
[b] The pension entitlement is that which would be paid annually on retirement at normal retirement age based on service to the end of the year or date of retirement, if earlier.
[c] The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 and excludes directors' contributions. The transfer value represents a liability of the company rather than any remuneration due to the individual and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.
[d] As explained in note e to the table on page 62, Sir Peter Bonfield's pension benefits were increased on leaving the company. The entitlement shown above is after taking account of this increase.
[e] As explained in note d to the table on page 62, Philip Hampton's pension benefits were increased on leaving the company. The entitlement shown above is after taking account of this increase.

Directors' interests

The interests of directors and their families in the company's shares at 31 March 2002 (BT Group plc) and 1 April 2001 (British Telecommunications plc), or date of appointment if later, are shown below:

	No. of shares	
Beneficial holdings	**2002**	2001
Sir Christopher Bland	**673,876**	–[a]
B Verwaayen	**387,876**	–[a]
Dr P Reynolds	**34,364**	34,098[a,b,c]
A Green	**62,316**	62,316[a,d]
P Danon	**29,590**	23,628[a]
Sir Anthony Greener	**11,615**	8,936
L Hughes	**6,800**	6,800
M van den Bergh	**4,800**	1,000
J F Nelson	**50,000**	800[a]
C G Symon	**3,819**	3,819[a]
Baroness Jay	**–**	–[a]
P Hampton	**1,014**	780
Total	**1,266,070**	142,177

[a] At date of appointment.
[b] Includes 2,462 shares purchased and held by Paul Reynolds in the ESP (see note 34 to the financial statements).
[c] Paul Reynolds purchased 50 shares on 12 April 2002 and 50 shares on 15 May 2002 as a participant in the BT Group Employee Share Investment Plan.
[d] Includes 4,196 shares purchased and held by Andy Green in the ESP (see note 34 to the financial statements).

Details of share options held at 31 March 2002 are as follows:

	Number of shares under option 31 March 2002[a]	Option exercise price per share	Usual date from which exercisable	Usual expiry date[b]
Sir Iain Vallance[c]	30,528	293p	04/03/96	04/03/03
	5,526	255p	08/12/97	08/12/04
Sir Christopher Bland	314,244[d]	318p	01/05/04	01/05/11
B Verwaayen	1,121,121[e]	250p	11/02/05	11/02/12
Dr P Reynolds	1,483	465p	19/11/01	13/05/02
	4,555	218p	14/02/07	14/08/07
A Green	567	653p	19/11/01	13/05/02
Total	1,478,024			

[a] Prior to the demerger, options under the BT Share Option Scheme and the BT Global Share Option Plan were surrendered by participants. Those options were replaced by options over BT Group shares which were granted on 17 December 2001 under the BT Group Legacy Option Plan. The value of the replacement options was determined by averaging the combined share price of the BT Group plc and the mmO2 plc shares over the 20 dealing days following the demerger on 19 November 2001 (see note 34 to the financial statements).
[b] Options under the BT Employee Sharesave Scheme became exercisable on the scheme of arrangement and lapsed on 13 May 2002 (see note 34 to the financial statements).
[c] Sir Iain Vallance exercised an option over 85,187 shares at an option price of 226p on 27 February 2002. This option under the BT Group Legacy Option Plan replaced an option over 57,957 shares with an option price of 333p granted in 1992: the market price of the shares on the date of exercise was 263p per share. In addition, compensation in respect of the September 1997 special dividend was paid, amounting to £26,000.
[d] Option granted on 22 June 2001. It was a term of Sir Christopher Bland's initial service agreement that (i) he purchased, as soon as permitted under the Share Dealing Code, BT shares to the value of at least £1 million; and (ii) as soon as practical after the purchase of the shares (the Invested Shares), the company would grant a share option over shares to the value of £1 million. So long as Sir Christopher is the legal and beneficial owner of the Invested shares on 1 May 2004, the option will become exercisable on that date.
[e] In accordance with the terms of his service agreement, an option was granted to Ben Verwaayen on 11 February 2002. The option will become exercisable on the third anniversary of its date of grant subject to performance criteria being met.

Details of share options held at 1 April 2001 are as follows:

	Number of BT[a] shares under option 1 April 2001	Option exercise price per Share	Usual date from which exercisable	Usual expiry date
Sir Iain Vallance	57,957	333p	09/03/95	09/03/02
	20,770	430p	04/03/96	04/03/03
	3,760	375p	08/12/97	08/12/04
Sir Peter Bonfield	6,460	267p	14/08/01	14/02/02[b]
R P Brace	24,890	430p	04/03/96	04/03/03[c]
	30,180	460p	15/11/96	15/11/03[c]
	23,470	375p	08/12/97	08/12/04[c]
B Cockburn	3,330	518p	14/08/03	14/02/04[d]
Total	170,817			

[a]Shares in British Telecommunications plc.
[b]Sir Peter Bonfield exercised the option over 6,460 shares (adjusted to 7,194 shares as a result of the rights issue) at 240p per share on 15 August 2001. The market price of the shares on the date of exercise was 448p per share. In addition, compensation in respect of the September 1997 special dividend was paid, amounting to £3,000.
[c]Robert Brace exercised an option over 34,496 shares at 255p per share on 19 December 2001. This was in respect of an option granted in 1994 over 23,470 BT shares at an option price of 375p per share which was replaced by an option granted under the BT Group Legacy Option Plan (see note 34 to the financial statements). The market price of the shares on the date of exercise was 255p per share. His remaining options lapsed on 31 December 2001.
[d]Bill Cockburn's option under the BT Employee Sharesave Scheme lapsed on 30 September 2001.

Unrealised gains on the above share options at 31 March 2002, based on the market price of the shares at that date (280p), excluding the employee compensation for the special dividend which is discretionary in respect of directors' share options, were as shown below:

	Options exercisable			Options not exercisable		
		Unrealised gains			Unrealised gains	
	Number of shares	**2002 £000**	2001[a] £000	Number of shares	**2002 £000**	2001[a] £000
Sir Christopher Bland	–	–	–	314,244	–	–
B Verwaayen	–	–	–	1,121,121	**339**	–
Dr P Reynolds	1,483	–	–	4,555	**3**	–
A Green	567	–	–	–	–	–
Sir Peter Bonfield	–	–	–	6,460	–	16
Sir Iain Vallance	36,054	–	125	–	–	–
R P Brace	78,540	–	67	–	–	–
B Cockburn	–	–	–	3,330	–	–

[a]Based on options outstanding at 31 March 2001 and the market price of the shares at that date.

The market price of the shares at 31 March 2002 was 280p (2001 – 510p) and the range during the period from 19 November 2001 to 31 March 2002 was 216p – 290p. The range of market prices for a British Telecommunications share from 1 April 2001 to 16 November 2001 was 310p – 600p.

Details of the company's ordinary shares provisionally awarded to directors, as participants under the ESP and as awards of Incentive Shares and Retention Shares (see note 34 to the financial statements), are as follows:

							Total number of award shares[d]	Range of value of award	
	1 April 2001	Rights issue[a]	Awarded	Vested[b]	Lapsed	Demerger[c]	31 March 2002	Minimum £000	Maximum £000
Sir Christopher Bland	–	–	235,697	–	–	75,376	**311,073**	–	871
B Verwaayen[e]	–	–	781,576	–	–	–	**781,576**	2,188	2,188
P Hampton	60,189	5,575	153,792	–	–	70,215	**289,771**	243	811
Dr P Reynolds[f]	237,343	–	–	–	–	–	**237,343**	20	664
A Green[f]	403,222	–	–	–	–	–	**403,222**	85	1,019
P Danon[f]	376,645	–	–	–	–	–	**376,645**	291	1,054
Sir Peter Bonfield	585,895	54,247	386,543	(189,575)	(27,084)	328,335	**1,138,361**	211	3,187
B Cockburn	99,592	9,219	–	–	–	34,798	**143,609**	–	402
R P Brace	201,273	18,629	–	(87,589)	(12,721)	38,246	**157,838**	127	442

[a] The Trustee sold sufficient rights to enable it to take up the remainder.
[b] The awards of shares under the ESP which had been granted in 1996, vested on 1 August 2001. The five year performance cycle for those awards ended on 31 July 2001 and on the basis of BT's TSR position, 85% of the shares under award subject to the performance measure, including reinvested dividends, vested.
[c] The restructuring resulted in the Trustee receiving one BT Group plc share and one mmO2 plc share for every British Telecommunications plc share held. The Trustee sold the surplus mmO2 shares and purchased further BT Group shares. The value of the awards was based on the average combined share price of BT Group plc and mmO2 plc shares over the 20 dealing days following the demerger on 19 November 2001 (see note 34 to the financial statements).
[d] Excluding shares purchased by each director and held under the ESP (see page 65).
[e] In accordance with the terms of his service agreement, Ben Verwaayen was granted an award of 387,876 shares, with a value of £1 million under the RSP on 11 February 2002. A personal investment in BT Group shares to the value of £1 million was matched with a further award of Retention Shares with a value of £1 million, resulting in an award of 393,700 shares being granted on 11 February 2002. Both awards will vest on the third anniversary of their date of grant.
[f] The awards of Paul Reynolds, Andy Green and Pierre Danon are as at their date of appointment on 19 November 2001 and the year end.

In accordance with the terms of his service agreement, an award of 482,142 shares with a value of £1,350,000 under the RSP was granted to Ian Livingston on 20 May 2002. This award of shares will vest in three equal tranches on the first three anniversaries of his joining BT. In addition, Ian Livingston purchased 110,444 shares to a value of £300,000 on 20 May 2002 and a matching award of shares was granted to him under the RSP, which will vest on the third anniversary of the date of grant.

Details of awards of shares under the ESP and awards of Incentive Shares which would vest based on BT Group's TSR compared with the other companies in the FTSE 100 for the relevant performance period up to 31 March 2002 are as follows:

			31 March 2002		31 March 2001	
	No. of shares under award	Expected vesting date	TSR position	Percentage of shares vesting	TSR position	Percentage of shares vesting
Sir Christopher Bland	311,073	2004	86	–	–	–
B Verwaayen	–	–	–	–	–	–
P Hampton	202,975	2004	86	–	–	–
Dr P Reynolds	47,019	2003	90	–	–	–
	144,649	2004	86	–	–	–
	18,304	2002	57	32.5	–	–
	11,409	2003	86	–	–	–
	11,388	2004	92	–	–	–
A Green	83,354	2003	90	–	–	–
	174,978	2004	86	–	–	–
	58,000	2002	57	32.5	–	–
	37,378	2003	86	–	–	–
	37,975	2004	92	–	–	–
P Danon	97,581	2003	90	–	–	–
	174,978	2004	86	–	–	–
Sir Peter Bonfield	266,743	2003	90	–	91	–
	510,159	2004	86	–	–	–
	114,493	2002	57	32.5	34	90
	110,456	2003	86	–	38	80
	98,351	2004	92	–	86	–
B Cockburn	76,467	2003	86	–	38	80
	67,142	2004	92	–	86	–
R P Brace	83,110	2002	57	32.5	34	90
	56,073	2003	86	–	38	80

The following deferred bonuses have been awarded to the directors under the DBP. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by the group.

							Market value	
	1 April 2001	Rights Issue[a]	Awarded	Vested	Demerger[b]	**31 March 2002**	2002 £000	2001 £000
Dr P Reynolds[c]	39,445	–	–	–	–	**39,445**	110	–
A Green[c]	63,524	–	–	–	–	**63,524**	178	–
P Danon[c]	21,872	–	–	–	–	**21,872**	61	–
Sir Peter Bonfield	186,332	17,310	113,370	(27,620)	101,380	**390,772**	1,094	950
P Hampton	–	–	11,784	–	3,769	**15,553**	43	–
B Cockburn	33,232	3,087	–	(7,531)	9,207	**37,995**	106	169
R P Brace	14,650	1,360	–	(7,531)	2,712	**11,191**	31	75

[a] The Trustee sold sufficient rights to enable it to take up the remainder.
[b] The demerger resulted in the Trustee receiving one BT Group plc and one mmO2 plc share for every British Telecommunications plc share held. The Trustee sold the surplus mmO2 shares and purchased further BT Group shares. The value of the awards was based on the average combined share price of BT Group and mmO2 shares over the 20 dealing days following the demerger (see note 34 to the financial statements).
[c] The deferred bonuses of Paul Reynolds, Andy Green and Pierre Danon are as at their date of appointment on 19 November 2001 and the year end.

At 31 March 2002, Sir Christopher Bland, Ben Verwaayen, Philip Hampton, Pierre Danon, Paul Reynolds and Andy Green each had a non-beneficial interest in 73,069 shares (2001 – 97,578) purchased by BT Employee Shares Trustees Limited for allocation to employees under the BT Employee Share Ownership Scheme, and 24,571,130 shares (2001 – 19,144,802) held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes. Also, each had a non-beneficial interest in 45,286,908 shares held in trust by Royal Bank of Scotland (Jersey) Trustees Limited for allocation to employees under the BT Employee Sharesave Schemes.

Operating Committee

The aggregate remuneration of members of the Operating Committee (OC) and the former Executive Committee, other than directors, for services in all capacities during the 2002 financial year was as follows:

	2002 £000	2001 £000
Salaries and benefits	**3,703**	3,699
Annual bonuses	**1,551**	1,599
Termination and retention payments	**1,276**	97
Provision for long-term incentive awards	**4,959**	5,693
Company pension contributions	**857**	936
Total	**12,346**	12,024

The Operating Committee replaced the Executive Committee in February 2002.

Paul Reynolds, Andy Green and Pierre Danon, who were members of the Executive Committee, were appointed to the Board on 19 November 2001 and from that date their directors' salaries and their annual bonuses are reflected in the table on page 62.

Options over 5,650 shares under the BT Group Employee Sharesave Scheme were granted to an OC member during the 2002 financial year.

The members of the OC beneficially own less than 1% of the company's outstanding ordinary shares.

Directors' service agreements and contracts of appointment

The dates on which the Chairman's and each current executive director's initial service agreement commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date of initial service agreement	Expiry date of current service agreement
Sir Christopher Bland	1 May 2001	[a]
B Verwaayen	14 January 2002	[b]
I Livingston	8 April 2002	[c]
P Danon	19 November 2001	[d]
A Green	19 November 2001	[d]
Dr P Reynolds	19 November 2001	[d]

[a] Sir Christopher Bland entered into a new service agreement on 19 November 2001, terminable on 12 months' notice by either the company or the director.
[b] The agreement is terminable during the first year by the company giving two years' notice and thereafter, by notice of not less than one year; terminable by the director on six months' notice ending after the first two years.
[c] Ian Livingston entered into an initial service agreement on 8 April 2002 for two years. The contract is terminable on 12 months' notice by the company and six months' notice by the director ending at any time after the initial period.
[d] The initial agreement is for one year and is terminable by the company on 12 months' notice and by the director on six months' notice ending after the initial period.

The dates on which current non-executive directors' contracts of appointment commenced and the current expiry dates are as follows:

Non-executive director	Commencement date of initial contract	Expiry date of current contract
Sir Anthony Greener	1 October 2000	30 September 2003[a]
L R Hughes	1 January 2000	31 December 2002[a]
Baroness Jay	14 January 2002	[b]
J F Nelson	14 January 2002	[b]
C Symon	14 January 2002	[b]
M van den Bergh	1 September 2000	31 August 2003[a]

[a] Each director's contract of appointment was with British Telecommunications plc for an initial period of three years. On 19 November 2001 each director entered into a new contract with BT Group plc for the remainder of that period. The contract is terminable after that period by the company or the director on 12 months' notice.
[b] Each director's contract is for an initial period of three years and is terminable by the company or the director on three months' notice. The contract is renewable by mutual agreement.

There are no other service agreements or material contracts, existing or proposed, between the company and the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

By order of the Board

Sir Anthony Greener
Deputy Chairman and Chairman of Remuneration Committee
21 May 2002

Statement of directors' responsibility

for preparing the financial statements

The directors are required by law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss and cash flows of the group for that period.

The directors consider that, in preparing the financial statements for the year ended 31 March 2002 on pages 72 to 135 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. The directors also consider that all applicable accounting standards have been followed and confirm that the financial statements have been prepared on the going concern basis.

The directors are responsible for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The auditors' responsibilities are stated in their report to the shareholders.

Report of the independent auditors

to the shareholders of BT Group plc

We have audited the financial statements which comprise the group profit and loss account, group and company balance sheets (except for the unaudited pro forma information included on the group balance sheet and in note 1(d)), group cash flow statement, group statement of total recognised gains and losses and the related notes which have been prepared under the historic cost convention and the accounting policies set out in the Accounting Policies section and the United States Generally Accepted Accounting Principles section.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only those sections set out in the table of contents including Financial headlines, Chairman's message, Chief Executive's statement, Business and Financial reviews, Five-year financial summary, Report of the directors, Corporate governance and Risk factors.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board and in accordance with auditing standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view of the state of affairs of the company and the group at 31 March 2002 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.
- present fairly, in all material respects, the consolidated financial position of the group as at 31 March 2002 and 31 March 2001, and the results of its operations and its cash flows for the years ended 31 March 2002, 31 March 2001 and 31 March 2000 in conformity with accounting principles generally accepted in the United Kingdom. These principles differ in certain respects from accounting principles generally accepted in the United States. The effect of the differences in the determination of net income, shareholders' equity and cash flows is shown in the United States Generally Accepted Accounting Principles section.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors

London

21 May 2002

Accounting policies

I Basis of preparation of the financial statements

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards and the provisions of the Companies Act 1985. The group financial statements consolidate those of the company and all of its subsidiary undertakings (with one minor exception – see note 22). Where the financial statements of subsidiary undertakings, associates and joint ventures do not conform with the group's accounting policies, appropriate adjustments are made on consolidation in order to present the group financial statements on a consistent basis. The principal subsidiary undertakings' financial years are all coterminous with those of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect income, provision for doubtful debts, payments to telecommunication operators, depreciation, goodwill amortisation and impairment, employee pension schemes and taxes.

II Turnover

Group turnover, which excludes value added tax and other sales taxes, comprises the value of services provided and equipment sales by group undertakings, excluding those between them.

Total turnover is group turnover together with the group's share of its associates' and joint ventures' turnover, excluding the group's share of transactions between the group and its principal joint venture, Concert BV.

Turnover from calls is recognised in the group profit and loss account at the time the call is made over the group's networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from sales is recognised at the point of sale. Prepaid call card sales are deferred until the customer uses the stored value in the card to pay for the relevant calls. Turnover arising from the provision of other services, including maintenance contracts, is recognised evenly over the periods in which the service is provided to the customer. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from classified directories, mainly comprising advertising revenue, is recognised in the group profit and loss account upon completion of delivery.

III Research and development

Expenditure on research and development is written off as incurred.

IV Leases

Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period except where the contractual payment terms are considered to be a more systematic and appropriate basis.

V Interest

Interest payable, including that related to financing the construction of tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest payable. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off when paid.

VI Foreign currencies

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings which finance or provide a hedge against those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

All other exchange gains or losses are dealt with through the profit and loss account.

VII Intangibles

(a) Goodwill

Goodwill, arising from the purchase of subsidiary undertakings and interests in associates and joint ventures, represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired.

For acquisitions completed on or after 1 April 1998, the goodwill arising is capitalised as an intangible asset or, if arising in respect of an associate or joint venture, recorded as part of the related investment. Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.

For acquisitions on or before 31 March 1998, the goodwill is written off on acquisition against group reserves.

If an undertaking is subsequently divested, the appropriate unamortised goodwill or goodwill written off to reserves is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on divestment.

(b) Other intangibles

Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the later of the start of the licence period or launch of service to the end of the licence period on a straight-line basis.

VIII Tangible fixed assets

Tangible fixed assets are stated at historical cost less depreciation.

(a) Cost

Cost in the case of network services includes contractors' charges and payments on account, materials, direct labour and directly attributable overheads.

(b) Depreciation

Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.

The lives assigned to other significant tangible fixed assets are:

Freehold buildings –	40 years
Leasehold land and buildings –	Unexpired portion of lease or 40 years, whichever is the shorter
Transmission equipment:	
duct –	25 years
cable –	3 to 25 years
radio and repeater equipment –	2 to 25 years
Exchange equipment –	2 to 13 years
Computers and office equipment –	2 to 6 years
Payphones, other network equipment, motor vehicles and cableships –	2 to 20 years

IX Fixed asset investments

Investments in subsidiary undertakings, associates and joint ventures are stated in the balance sheet of the company at cost less amounts written off. Amounts denominated in foreign currency are translated into sterling at year end exchange rates.

Investments in associates and joint ventures are stated in the group balance sheet at the group's share of their net assets, together with any attributable unamortised goodwill on acquisitions arising on or after 1 April 1998.

The group's share of profits less losses of associates and joint ventures is included in the group profit and loss account.

Investments in other participating interests and other investments are stated at cost less amounts written off.

X Asset impairment

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.

An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

XI Stocks

Stocks mainly comprise items of equipment, held for sale or rental, consumable items and work in progress on long-term contracts.

Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence.

Work in progress on long-term contracts is stated at cost, after deducting payments on account, less provisions for any foreseeable losses.

XII Debtors

Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

XIII Redundancy costs

Redundancy or leaver costs arising from periodic reviews of staff levels are charged against profit in the year in which the group is demonstrably committed to the employees leaving the group.

If the estimated cost of providing incremental pension benefits in respect of employees leaving the group exceeds the total accounting surplus based on the latest actuarial valuation of the group's pension scheme and the amount of the provision for pension liabilities on the balance sheet, then the excess estimated costs are charged against profit in the year in which the employees agree to leave the group, within redundancy or leaver costs.

XIV Pension schemes

The group operates funded defined benefit pension schemes, which are independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the main scheme are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The cost of providing pensions is charged against profits over employees' working lives with the group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees to the extent that these variations do not relate to the estimated cost of providing incremental pension benefits in the circumstances described in XIII above.

Interest is accounted for on the provision in the balance sheet which results from differences between amounts recognised as pension costs and amounts funded. The regular pension cost, variations from the regular pension cost, described above, and interest are all charged within staff costs.

The group also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable.

XV Taxation

The group has adopted Financial Reporting Standard 19 "Deferred Taxation" (FRS 19) during the 2002 financial year.

Full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at the balance sheet date.

Prior to the adoption of FRS 19, the group provided for deferred taxation only to the extent that timing differences were expected to reverse in the foreseeable future. The adoption of the new policy has been made by way of a prior year adjustment to previously published results as though the revised policy had always been applied by the group.

XVI Financial instruments

(a) Debt instruments

Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount evenly over the term of the debt, and further adjusted for the effect of currency swaps acting as hedges.

(b) Derivative financial instruments

The group uses derivative financial instruments to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes.

Criteria to qualify for hedge accounting

The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment and whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group's operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments

Principal amounts underlying currency swaps are revalued at exchange rates ruling at the date of the group balance sheet and, to the extent that they are not related to debt instruments, are included in debtors or creditors.

Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of interest payable.

The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses being shown as part of debtors, creditors, or as part of net debt. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the term of the contract.

The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as debtors and creditors.

Instruments that form hedges against future fixed-rate bond issues are marked to market. Gains or losses are deferred until the bond is issued when they are recognised evenly over the term of the bond.

Group profit and loss account

for the year ended 31 March 2002

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items £m	Continuing activities: **Total continuing activities £m**	Discontinued activities and intra-group items £m	**Total £m**
Total turnover	3	21,815	–	**21,815**	2,827	**24,642**
Group's share of joint ventures' turnover	3	(2,752)	–	**(2,752)**	(76)	**(2,828)**
Group's share of associates' turnover	3	(1,297)	–	**(1,297)**	(639)	**(1,936)**
Trading between group and principal joint venture	3	681	–	**681**	–	**681**
Group turnover	2, 3	18,447	–	**18,447**	2,112	**20,559**
Other operating income	4	361	–	**361**	1	**362**
Operating costs	5	(16,037)	(2,817)	**(18,854)**	(2,546)	**(21,400)**
Group operating profit (loss)		2,771	(2,817)	**(46)**	(433)	**(479)**
Group's share of operating profit (loss) of joint ventures	6	(323)	(1,160)	**(1,483)**	19	**(1,464)**
Group's share of operating profit (loss) of associates	6	215	(175)	**40**	43	**83**
Total operating profit (loss)		2,663	(4,152)	**(1,489)**	(371)	**(1,860)**
Profit on sale of fixed asset investments	7	–	169	**169**	3,208	**3,377**
Profit (loss) on sale of group undertakings	7	–	(148)	**(148)**	1,160	**1,012**
Profit on sale of property fixed assets	8	27	1,062	**1,089**	–	**1,089**
Interest receivable	10	360	–	**360**	–	**360**
Amounts written off investments	9	–	(535)	**(535)**	–	**(535)**
Interest payable	11	(1,777)	(162)	**(1,939)**	(43)	**(1,982)**
Profit (loss) on ordinary activities before taxation		1,273	(3,766)	**(2,493)**	3,954	**1,461**
Tax on profit (loss) on ordinary activities	12	(528)	143	**(385)**	(58)	**(443)**
Profit (loss) on ordinary activities after taxation		745	(3,623)	**(2,878)**	3,896	**1,018**
Minority interests	13	(10)	–	**(10)**	(13)	**(23)**
Profit (loss) for the financial year		735	(3,623)	**(2,888)**	3,883	**995**
Dividends (see note below)	14					**(173)**
Retained profit for the financial year	28					**822**
Basic earnings (loss) per share	15	8.8p		**(34.8)p**		**12.0p**
Diluted earnings (loss) per share	15	8.8p		**(34.8)p**		**11.9p**

In addition to the final dividend recommended for the year of £173 million there was a demerger distribution of £19,490 million, representing the net assets of mmO2 (including purchased goodwill) as at the date of demerger. Of the demerger distribution, £9 million represents a cash dividend paid by British Telecommunications plc to mmO2 plc as part of the demerger process.

Group profit and loss account

for the year ended 31 March 2001

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items £m	Total continuing activities £m	Discontinued activities and intra-group items £m	Total (note 1) £m
Total turnover	3	21,068	–	**21,068**	8,598	**29,666**
Group's share of joint ventures' turnover	3	(3,420)	–	**(3,420)**	(598)	**(4,018)**
Group's share of associates' turnover	3	(1,205)	–	**(1,205)**	(4,714)	**(5,919)**
Trading between group and principal joint venture	3	698	–	**698**	–	**698**
Group turnover	2, 3	17,141	–	**17,141**	3,286	**20,427**
Other operating income	4	346	–	**346**	13	**359**
Operating costs	5	(14,405)	(95)	**(14,500)**	(6,259)	**(20,759)**
Group operating profit (loss)		3,082	(95)	**2,987**	(2,960)	**27**
Group's share of operating loss of joint ventures	6	(268)	(241)	**(509)**	(257)	**(766)**
Group's share of operating profit (loss) of associates	6	111	(133)	**(22)**	391	**369**
Total operating profit (loss)		2,925	(469)	**2,456**	(2,826)	**(370)**
Profit on sale of fixed asset investments	7	–	534	**534**	1	**535**
Profit on sale of group undertakings	7	–	84	**84**	–	**84**
Profit on sale of property fixed assets	8	34	–	**34**	–	**34**
Interest receivable	10	379	25	**404**	4	**408**
Interest payable	11	(1,575)	–	**(1,575)**	(147)	**(1,722)**
Profit (loss) on ordinary activities before taxation		1,763	174	**1,937**	(2,968)	**(1,031)**
Tax on profit (loss) on ordinary activities	12	(385)	(47)	**(432)**	(280)	**(712)**
Profit (loss) on ordinary activities after taxation		1,378	127	**1,505**	(3,248)	**(1,743)**
Minority interests	13	23	(21)	**2**	(129)	**(127)**
Profit (loss) for the financial year		1,401	106	**1,507**	(3,377)	**(1,870)**
Dividends	14					**(571)**
Transfer from reserves for the financial year	28					**(2,441)**
Basic earnings (loss) per share	15	19.3p		**20.7p**		**(25.7)p**
Diluted earnings (loss) per share	15	19.0p		**20.4p**		**(25.7)p**

Group profit and loss account

for the year ended 31 March 2000

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items £m	**Total continuing activities £m**	Discontinued activities and intra-group items £m	**Total (note 1) £m**
Total turnover	3	18,228	–	**18,228**	3,675	**21,903**
Group's share of joint ventures' turnover	3	(1,387)	–	**(1,387)**	(397)	**(1,784)**
Group's share of associates' turnover	3	(892)	–	**(892)**	(688)	**(1,580)**
Trading between group and principal joint venture	3	176	–	**176**	–	**176**
Group turnover	2, 3	16,125	–	**16,125**	2,590	**18,715**
Other operating income	4	216	–	**216**	–	**216**
Operating costs	5	(12,911)	(74)	**(12,985)**	(2,374)	**(15,359)**
Group operating profit (loss)		3,430	(74)	**3,356**	216	**3,572**
Group's share of operating loss of joint ventures	6	(191)	(20)	**(211)**	(216)	**(427)**
Group's share of operating profit (loss) of associates	6	35	(37)	**(2)**	29	**27**
Total operating profit (loss)		3,274	(131)	**3,143**	29	**3,172**
Profit on sale of group undertakings	7	–	126	**126**	–	**126**
Profit on sale of property fixed assets	8	26	–	**26**	–	**26**
Interest receivable	10	193	–	**193**	–	**193**
Interest payable	11	(520)	–	**(520)**	(55)	**(575)**
Profit (loss) on ordinary activities before taxation		2,973	(5)	**2,968**	(26)	**2,942**
Tax on profit (loss) on ordinary activities	12	(848)	(16)	**(864)**	(93)	**(957)**
Profit (loss) on ordinary activities after taxation		2,125	(21)	**2,104**	(119)	**1,985**
Minority interests	13	9	–	**9**	1	**10**
Profit (loss) for the financial year		2,134	(21)	**2,113**	(118)	**1,995**
Dividends	14					**(1,426)**
Retained profit for the financial year	28					**569**
Basic earnings per share	15	29.5p		**29.2p**		**27.6p**
Diluted earnings per share	15	28.8p		**28.5p**		**26.9p**

Group statement of total recognised gains and losses

for the year ended 31 March 2002

	2002 £m	As restated 2001 £m	As restated 2000 £m
Profit (loss) for the financial year:			
Group	**2,580**	(975)	2,516
Joint ventures	**(1,524)**	(974)	(480)
Associates	**(61)**	79	(41)
Total profit (loss) for the financial year	**995**	(1,870)	1,995
Currency movements arising on consolidation of non-UK:			
Subsidiaries	**(14)**	215	(27)
Joint ventures	**(46)**	245	(141)
Associates	**45**	(31)	102
Unrealised gain (loss) on transfer of assets and group undertakings to a joint venture	**5**	(49)	159
Total recognised gains and losses for the financial year	**985**	(1,490)	2,088
Prior year adjustment (note 27)	**(2,015)**		
Total recognised losses since last annual report	**(1,030)**		

Group cash flow statement

for the year ended 31 March 2002

	Notes	2002 £m	2001 £m	2000 £m
Net cash inflow from operating activities	16	**5,257**	5,887	5,849
Dividends from associates and joint ventures		**2**	10	5
Returns on investments and servicing of finance				
Interest received		**309**	293	286
Interest paid, including finance costs		**(2,004)**	(1,020)	(449)
Net cash outflow for returns on investments and servicing of finance		**(1,695)**	(727)	(163)
Taxation				
UK corporation tax paid		**(557)**	(669)	(1,308)
Non-UK tax paid		**(5)**	–	(3)
Taxation paid		**(562)**	(669)	(1,311)
Capital expenditure and financial investment				
Purchase of intangible fixed assets		**–**	(4,208)	–
Purchase of tangible fixed assets		**(4,069)**	(4,756)	(3,568)
Sale of tangible fixed assets		**2,645**	440	143
Purchase of fixed asset investments		**(37)**	(93)	(373)
Disposal of fixed asset investments		**107**	175	46
Net cash outflow for capital expenditure and financial investment		**(1,354)**	(8,442)	(3,752)
Acquisitions and disposals				
Purchase of subsidiary undertakings, net of £nil cash acquired (2001 – £101m, 2000 – £69m)		**(896)**	(11,215)	(4,065)
Investments in joint ventures		**(235)**	(3,214)	(933)
Investments in associates		**–**	(72)	(2,167)
Repayment of loans to joint ventures		**–**	–	550
Disposal of subsidiary undertakings, net of £28m cash disposed (2001 – £nil, 2000 – £8m)		**1,959**	245	206
Sale of investments in joint ventures and associates		**4,957**	502	4
Net cash inflow (outflow) for acquisitions and disposals		**5,785**	(13,754)	(6,405)
Equity dividends paid		**–**	(1,432)	(1,364)
Cash inflow (outflow) before management of liquid resources and financing		**7,433**	(19,127)	(7,141)
Management of liquid resources	17	**(1,864)**	(480)	1,236
Financing				
Issue of ordinary share capital		**6,057**	149	127
Issue of shares to minorities		**–**	36	432
Inflow on demerger of mmO2	19	**440**	–	–
New loans		**30**	14,552	1,473
Repayment of loans		**(1,851)**	(225)	(587)
Net increase (decrease) in short-term borrowings		**(10,155)**	5,223	4,514
Net cash inflow (outflow) from financing		**(5,479)**	19,735	5,959
Increase in cash in the year		**90**	128	54
Decrease (increase) in net debt in the year	19	**13,930**	(18,942)	(6,582)

Group balance sheet

as at 31 March 2002

	Notes	2002 £m	*Unaudited pro forma (note 1) 2001 £m*	As restated 2001 £m
Fixed assets				
Intangible assets	20	**252**	*2,350*	18,380
Tangible assets	21	**16,078**	*17,848*	21,625
Investments in joint ventures:	22			
Share of gross assets and goodwill		**2,452**	*5,007*	5,439
Share of gross liabilities		**(1,998)**	*(3,307)*	(3,512)
Total investments in joint ventures		**454**	*1,700*	1,927
Investments in associates	22	**224**	*919*	2,229
Other investments	22	**543**	*1,066*	1,048
Total investments	22	**1,221**	*3,685*	5,204
Total fixed assets		**17,551**	*23,883*	45,209
Current assets				
Stocks		**111**	*124*	361
Debtors	23	**5,272**	*5,010*	6,260
Investments	24	**4,581**	*2,557*	2,557
Cash at bank and in hand		**158**	*412*	412
Total current assets		**10,122**	*8,103*	9,590
Creditors: amounts falling due within one year				
Loans and other borrowings	25	**2,195**	*5,485*	12,136
Other creditors	26	**7,195**	*7,007*	8,597
Total creditors: amounts falling due within one year		**9,390**	*12,492*	20,733
Net current assets (liabilities)		**732**	*(4,389)*	(11,143)
Total assets less current liabilities		**18,283**	*19,494*	34,066
Creditors: amounts falling due after more than one year				
Loans and other borrowings	25	**16,245**	*18,775*	18,775
Provisions for liabilities and charges				
Deferred taxation	27	**2,140**	*2,074*	2,285
Other	27	**184**	*438*	453
Total provisions for liabilities and charges		**2,324**	*2,512*	2,738
Minority interests		**72**	*499*	499
Capital and reserves				
Called up share capital	28, 37	**434**	*7,573*	7,573
Share premium account	28	**2**	*–*	–
Other reserves	28	**1,025**	*(2,848)*	(2,848)
Profit and loss account	28	**(1,819)**	*(7,017)*	7,329
Total equity shareholders' funds (deficiency)	28	**(358)**	*(2,292)*	12,054
		18,283	*19,494*	34,066

The financial statements on pages 72 to 135 were approved by the board of directors on 21 May 2002 and were signed on its behalf by

Sir Christopher Bland Chairman
Ben Verwaayen Chief Executive
Ian Livingston Group Finance Director

Notes to the financial statements

1. Accounting for the reorganisation and demerger, changes in accounting policy and presentation and discontinued activities

(a) Reorganisation and demerger

On 19 November 2001, the legal separation of the mmO2 business from the rest of the former British Telecommunications plc group was completed and BT Group plc (BT Group) became the ultimate parent company of British Telecommunications plc (BT). The legal structure of the transaction was such that BT transferred the mmO2 business to mmO2 plc and BT Group Investments Limited (BTGI) became the immediate parent company of BT on 16 November 2001. On 19 November 2001, mmO2 plc transferred the shares in BTGI to BT Group, as consideration for the issue to former BT shareholders of one ordinary share of 115 pence in the company, credited as fully paid, for each ordinary share in BT held on 16 November 2001.

On 21 November 2001, following the approval of the Court, the nominal value of BT Group shares was reduced from 115 pence per ordinary share to 5 pence per ordinary share by way of a reduction of capital under section 135 of the Companies Act 1985. The surplus of £9,537 million arising from this capital reduction has been credited to the group profit and loss reserve.

The transfer of BTGI to the company has been accounted for as a group reconstruction in accordance with the principles of merger accounting set out in Financial Reporting Standard 6 (FRS 6) and Schedule 4A to the Companies Act 1985. The consolidated financial statements are therefore presented as if the company had been the parent company of the group throughout the years ended 31 March 2000 and 2001 and up to the date of the demerger. The results of mmO2 have been included in discontinued activities in all three years.

The transfer of BT to BTGI on 16 November 2001 was a group reorganisation effected for non-equity consideration. This transaction has been accounted for in these financial statements using the principles of merger accounting as if BT had been owned and controlled by BTGI throughout the years ended 31 March 2000 and 2001 and up to 16 November 2001. This is not in accordance with the Companies Act 1985 since the group reorganisation does not meet all the conditions for merger accounting. If acquisition accounting had been applied to account for the reorganisation whereby BTGI became the parent company of BT, this would have resulted in all the separable assets and liabilities of the BT Group as at 16 November 2001 being recorded at their fair values, substantial goodwill and goodwill amortisation charges arising and only the post demerger results being reflected within the BT Group consolidated financial statements. The directors consider that to have applied acquisition accounting in preparing these financial statements would have failed to give a true and fair view of the group's state of affairs and results. This is because, in substance, BT Group is the successor to BT and its shareholders have had a continuing interest in the BT business both before and after the demerger. The directors consider that it is not practicable to quantify the effects of this departure from the requirements of the Companies Act 1985.

In the company's financial statements, its investment in BTGI is stated at the nominal value of shares issued. In accordance with sections 131 and 133 of the Companies Act 1985, no premium was recorded on the ordinary shares issued (see note 37). On consolidation, the difference between the nominal value of the shares issued and the aggregate share capital, share premium and capital redemption reserve of BT at the date of the demerger (the merger difference), has been debited to the other reserves (see note 28).

(b) Changes in accounting policy and presentation

During the year ended 31 March 2002, the company has changed its accounting policy on deferred taxation on implementing FRS 19 "Deferred taxation". As explained in accounting policies (page 74), deferred taxation is now accounted for on a full liability basis whereas it was previously accounted for on a partial provisioning basis. The effect of the change is explained in notes 12 and 27. The comparative figures have been restated for the effect of this change in policy.

The new disclosures required by FRS 17 "Retirement benefits" for the year ended 31 March 2002 are contained in note 31. The company is required to implement this new accounting standard in its primary financial statements in the year ending 31 March 2004, at the latest.

The company complies with FRS 18 "Accounting policies" which is mandatory for the first time for the year ended 31 March 2002 and there have been no changes in accounting policy as a result of implementing this standard.

During the year ended 31 March 2002, the group has made a number of changes in the presentation of its financial statements. Comparative figures have been restated accordingly. These are explained in the notes where material.

(c) Discontinued activities

On 1 June 2001, BT disposed of its interests in Japan Telecom and J-Phone Communications and, on 29 June 2001, its interest in Airtel. On 22 June 2001, BT sold Yell, its classified advertising directory businesses in the UK and the USA. These activities, together with mmO2, are shown as discontinued operations in the profit and loss accounts. The eliminations are intra-group eliminations. The interest charge allocated to mmO2 for all periods presented up to the date of

1. Accounting for the reorganisation and demerger, changes in accounting policy and presentation and discontinued activities continued

the demerger has been calculated assuming that mmO2's net debt at the date of the demerger of £500 million, had been in existence for the whole of the period, and had been bearing an interest charge of 8% per annum.

The interest charge allocated to Yell for all periods presented up to the date of disposal represents amounts payable on intercompany loans charged at an arm's length rate of interest. The taxation charge allocated to discontinued activities, for all periods presented up to the date of demerger or disposal, represents amounts charged to these entities before recognising credit for group relief surrendered to entities within continuing activities.

(d) Unaudited pro forma balance sheet at 31 March 2001

Unaudited balance sheet information prepared on a pro forma basis has been presented for BT at 31 March 2001 as if the demerger of mmO2 and the sale of other discontinued businesses noted above had occurred on that date. The unaudited pro forma balance sheet does not reflect the impact of the BT rights issue which closed in June 2001, nor the capital reduction which occurred on 21 November 2001.

2. Segmental analysis

The group provides telecommunication services, principally in the UK and essentially operates as a unitary business. Its main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses and the supply of telecommunication equipment for customers' premises.

In April 2000, the group announced a restructuring whereby the group and its associates and joint ventures would be managed in several separate lines of business. The continuing lines of business comprise two international businesses and two UK operating businesses, together with the group's Concert global venture. The two international businesses, which were formed in July 2000, are: BT Ignite responsible for broadband and internet networks; and BTopenworld covering the consumer and SME market for internet products. The two UK operating lines of business, which were formed in autumn 2000, are: BT Wholesale covering the UK fixed network; and BT Retail responsible for marketing UK fixed-network products. Two discontinued international businesses comprised mmO2 covering the group's interests in mobile communications and Yell, responsible for the classified directories business.

The turnover of each line of business is derived as follows:

- BT Retail derives its turnover from the supply of exchange lines to the group's UK customers and from the calls they make over these lines, the leasing of private circuits and other private services, and the sale and rental of customer premises equipment.
- BT Wholesale derives its turnover from providing network services to BT Retail and other BT lines of business, and from interconnecting the group's UK network to other operators.
- BT Ignite mainly generates its turnover from outsourcing and systems integration work and from the fixed network operations of the group's European subsidiaries. The business also derives revenues from providing web hosting facilities.
- BTopenworld mainly derives its turnover from its narrowband and broadband internet access products.
- mmO2 mainly derived its turnover from the calls made and received by its customers using its mobile phones, from subscription fees charged to its contract customers and from handset equipment sales.
- Yell derived its turnover from selling advertising in its classified directories in the UK and in the US.

Prior to the restructuring implemented during the year ended 31 March 2001, the group was managed as a unitary business providing an integrated range of services. For the purposes of exercising day-to-day managerial and budgetary control, however, the business was divided internally into divisions but these divisions were not self-standing businesses. Control was exercised by comparing performance against budgets agreed in advance. The group's chief operating decision maker (the Chief Executive) reviewed the turnover and operating results for each main division. The group's capital expenditure programmes were largely centrally driven and were not necessarily linked to individual divisions. For this reason it had been group policy not to allocate certain assets to individual divisions, although depreciation charges were allocated.

Segmented information on the lines of business is given below for the years ended 31 March 2002 and 31 March 2001 as required by the UK accounting standard SSAP 25 and the US accounting standard SFAS No. 131 (SFAS 131).

Financial information in this form was made available to the senior management of the group with respect to accounting periods from 1 July 2000. During the 2002 financial year, the lines of business definitions have been refined and the comparatives for the 2001 financial year have been accordingly adjusted to show the business as if they had traded as separate units throughout the relevant comparative period. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements have been subject to review and have changed in certain instances. Comparative figures have been restated for these and other changes and in certain instances have been determined using apportionments and allocations.

2. Segmental analysis continued

For the year ended 31 March 2000, information is provided as required by the US accounting standard, SFAS 131, on disclosures about segments of an enterprise. The information presented is required to be based on the segmental operating results regularly reviewed by the Chief Executive.

Because of the fundamental restructuring and the previous progressive reorganisation explained below, it has not been practicable to restate the segment information for the year ended 31 March 2000 onto the segment basis presented for the years ended 31 March 2002 and 31 March 2001 with the limited exceptions of mmO2 and Yell.

Between September 1997 and July 2000, the group was organised into two main divisions, BT UK and BT Worldwide, in order to reflect the group's two distinctive geographical operating regions and customer groups. Substantially all of the group's operations were within the UK and, of those, the majority were managed by BT UK. During the year ended 31 March 2000 and progressively from 1 October 1998, BT UK was sub-divided into ten separate business units, the principal five of which were Markets, Enterprises, Networks and Systems, Mobility, and Products and Solutions. Markets was the division providing the customer facing links for the group's fixed network services and Enterprises managed the Yellow Pages classified directory business and the group's wholesale interconnect business with other operators. Networks and Systems provided the UK fixed network as a platform for these services. Mobility provided the group's UK mobile communication services, principally via O2 UK (formerly BT Cellnet). Products and Solutions managed the group's outsourcing services.

	Turnover			Depreciation	Operating profit (loss) of associates	Total
Year ended 31 March 2002	External £m	Internal £m	Group total £m	and amortisation £m	and joint ventures £m	operating profit (loss) £m
BT Retail	10,517	1,568	12,085	239	1	996
BT Wholesale	3,700	8,556	12,256	1,914	–	2,163
BT Ignite	3,684	792	4,476	2,831	(40)	(2,723)
BTopenworld	158	64	222	16	(7)	(125)
Concert	–	–	–	–	(1,123)	(1,123)
Other	58	315	373	345	(274)	(677)
Intra-group	–	(10,965)	(10,965)	–	–	–
Total continuing activities	18,117	330	18,447	5,345	(1,443)	(1,489)
mmO2	2,273	392	2,665	648	5	(461)
Other	169	2	171	8	57	90
Intra-group	–	(724)	(724)	–	–	–
Total discontinued activities	2,442	(330)	2,112	656	62	(371)
Group totals	**20,559**	**–**	**20,559**	**6,001**	**(1,381)**	**(1,860)**

	Turnover			Depreciation	Operating profit (loss) of associates	Total
Year ended 31 March 2001	External £m	Internal £m	Group total £m	and amortisation £m	and joint ventures £m	operating profit (loss) £m
BT Retail	10,657	1,406	12,063	185	–	888
BT Wholesale	3,005	8,723	11,728	1,738	–	2,538
BT Ignite	2,966	502	3,468	648	(126)	(724)
BTopenworld	64	76	140	35	(59)	(292)
Concert	–	–	–	–	(1)	(1)
Other	127	11	138	374	(345)	47
Intra-group	–	(10,396)	(10,396)	–	–	–
Total continuing activities	16,819	322	17,141	2,980	(531)	2,456
mmO2	2,865	523	3,388	3,416	(290)	(3,416)
Other	743	6	749	35	424	590
Intra-group	–	(851)	(851)	–	–	–
Total discontinued activities	3,608	(322)	3,286	3,451	134	(2,826)
Group totals	**20,427**	**–**	**20,427**	**6,431**	**(397)**	**(370)**

2. Segmental analysis continued

Year ended 31 March 2000	Turnover External £m	Turnover Internal £m	Turnover Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
Markets	11,636	8	11,644	67	(9)	2,564
Enterprises	3,114	328	3,442	100	(4)	835
Networks & Systems	3	–	3	1,812	–	4
Mobility	2,170	391	2,561	305	8	117
Products and Solutions	197	368	565	76	(103)	240
Other	10	2	12	132	–	(201)
Intra-group	–	(1,004)	(1,004)	–	–	–
Total BT UK	17,130	93	17,223	2,492	(108)	3,559
BT Worldwide	1,540	129	1,669	176	(335)	(520)
Other	45	10	55	173	43	133
Intra-group	–	(232)	(232)	–	–	–
Group totals	**18,715**	**–**	**18,715**	**2,841**	**(400)**	**3,172**

The above includes the following results for discontinued activities:

mmO2	2,248	388	2,636	356	(231)	(220)
Other	628	5	633	18	44	249
Intra-group	–	(679)	(679)	–	–	–
Total discontinued	**2,876**	**(286)**	**2,590**	**374**	**(187)**	**29**

Transactions between divisions are at prices set in accordance with those agreed with Oftel where the services provided are subject to regulation. Other transactions are at arm's length.

2. Segmental analysis continued

The following tables show the capital expenditure on plant, equipment and property, the net operating assets or liabilities and the net book value of associates and joint ventures by line of business for the years ended 31 March 2002 and 2001. Net operating assets comprise tangible and intangible fixed assets, stocks, debtors, less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).

Year ended 31 March 2002	Capital expenditure £m	Net operating assets (liabilities) £m	Associates and joint ventures £m
BT Retail	143	927	(3)
BT Wholesale	1,974	12,133	1
BT Ignite	609	1,603	83
BTopenworld	10	(28)	–
Concert	–	–	338
Other	364	(301)	259
Total continuing activities	3,100	14,334	678
mmO2	807	–	–
Other	1	–	–
Total discontinued activities	808	–	–
Total	**3,908**	**14,334**	**678**

Year ended 31 March 2001	Capital expenditure £m	Net operating assets (liabilities) £m	Associates and joint ventures £m
BT Retail	157	1,114	–
BT Wholesale	2,273	12,511	–
BT Ignite	935	3,584	178
BTopenworld	10	(42)	10
Concert	–	–	1,430
Other	482	1,065	1,001
Total continuing activities	3,857	18,232	2,619
mmO2	1,105	18,634	27
Other	24	710	1,510
Total discontinued activities	1,129	19,344	1,537
Total	**4,986**	**37,576**	**4,156**

2. Segmental analysis continued

Information about geographic areas:

	2002 £m	2001 £m	2000 £m
Turnover with external customers			
Attributable to UK	**16,703**	15,924	14,468
Attributable to non-UK countries[a]	**1,414**	895	1,415
Total continuing activities[b]	**18,117**	16,819	15,883
Attributable to UK	**1,555**	2,718	2,693
Attributable to non-UK countries[a]	**887**	890	139
Total discontinued activities	**2,442**	3,608	2,832
Group turnover	**20,559**	20,427	18,715

[a]Turnover attributable to non-UK countries comprises the external turnover of group companies and branches operating outside the UK, income from non-UK operators for calls terminating in or in transit through the UK and turnover with non-UK joint ventures and associates.
[b]The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

	2002 £m	2001 £m
Group fixed assets are located		
UK	**15,384**	16,963
Europe, excluding the UK	**1,275**	3,476
Americas	**683**	2,555
Asia and Pacific	**209**	873
Total continuing activities	**17,551**	23,867
UK	**-**	9,204
Europe, excluding the UK	**-**	10,417
Americas	**-**	435
Asia and Pacific	**-**	1,286
Total discontinued activities	**-**	21,342
Total	**17,551**	45,209

2. Segmental analysis continued

Geographical segment analysis in accordance with the requirements of SSAP 25 is as follows:

	2002 £m	2001 £m	2000 £m
Total turnover on basis of origin			
UK	**16,428**	15,580	15,094
Europe, excluding the UK	**2,449**	1,840	1,462
Americas	**2,000**	2,557	873
Asia and Pacific	**608**	769	557
Total continuing activities[a]	**21,485**	20,746	17,986
UK	**1,635**	2,920	2,881
Europe, excluding the UK	**927**	1,244	429
Americas	**36**	214	106
Asia and Pacific	**559**	4,542	501
Total discontinued activities	**3,157**	8,920	3,917
Total	**24,642**	29,666	21,903

[a]The total turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

	2002 £m	2001 £m	2000 £m
Group turnover on basis of origin			
UK	**16,703**	15,924	15,173
Europe, excluding the UK	**1,113**	507	252
Americas	**147**	154	277
Asia and Pacific	**154**	234	181
Total continuing activities[a]	**18,117**	16,819	15,883
UK	**1,555**	2,718	2,693
Europe, excluding the UK	**851**	676	33
Americas	**36**	214	106
Total discontinued activities	**2,442**	3,608	2,832
Total	**20,559**	20,427	18,715

[a]The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

The analysis of turnover by geographical area is stated on the basis of origin. In an analysis of turnover by destination, incoming and transit international calls by country of origin and turnover with non-UK joint ventures and associates would be treated differently but would not lead to a materially different geographical analysis. See the "information about geographic areas" above.

	2002 £m	2001 £m	2000 £m
Group operating profit (loss)			
UK	**2,628**	3,330	3,379
Europe, excluding the UK	**(2,829)**	(252)	(42)
Americas	**153**	15	34
Asia and Pacific	**2**	(106)	(15)
Total continuing activities	**(46)**	2,987	3,356
UK	**4**	156	202
Europe, excluding the UK	**(429)**	(3,094)	9
Americas	**(6)**	(22)	5
Asia and Pacific	**(2)**	–	–
Total discontinued activities	**(433)**	(2,960)	216
Total	**(479)**	27	3,572

2. Segmental analysis continued

	2002 £m	2001 £m	2000 £m
Share of operating results of associates and joint ventures, including goodwill amortisation – profits (losses)			
UK	**(17)**	(51)	(126)
Europe, excluding the UK	**(240)**	(212)	(95)
Americas	**(1,135)**	(66)	43
Asia and Pacific	**(51)**	(202)	(35)
Total continuing activities	**(1,443)**	(531)	(213)
UK	**5**	19	8
Europe, excluding the UK	**20**	(259)	(217)
Asia and Pacific	**37**	374	22
Total discontinued activities	**62**	134	(187)
Total	**(1,381)**	(397)	(400)

	2002			2001		
	Net operating assets £m	**Associates and joint ventures £m**	**Total £m**	Net operating assets £m	Associates and joint ventures £m	Total £m
UK	**13,186**	**(2)**	**13,184**	15,033	19	15,052
Europe, excluding the UK	**925**	**178**	**1,103**	2,756	236	2,992
Americas	**222**	**337**	**559**	281	1,716	1,997
Asia and Pacific	**1**	**165**	**166**	162	648	810
Total continuing activities	**14,334**	**678**	**15,012**	18,232	2,619	20,851
UK	**–**	**–**	**–**	8,717	23	8,740
Europe, excluding the UK	**–**	**–**	**–**	10,122	232	10,354
Americas	**–**	**–**	**–**	502	–	502
Asia and Pacific	**–**	**–**	**–**	3	1,282	1,285
Total discontinued activities	**–**	**–**	**–**	19,344	1,537	20,881
Total	**14,334**	**678**	**15,012**	37,576	4,156	41,732

Net operating assets comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings), and provisions for liabilities and charges (excluding deferred tax).

3. Turnover	2002 £m	2001[a] £m	2000[a] £m
Fixed network calls	**5,266**	5,655	5,908
Exchange lines	**3,926**	3,674	3,526
Receipts from other operators	**3,113**	2,814	1,974
Private services	**1,039**	1,091	1,135
Solutions	**1,661**	1,074	915
Customer premises equipment supply	**688**	726	847
Other sales and services	**2,424**	1,785	1,578
Total continuing activities[b]	**18,117**	16,819	15,883
Wireless products	**2,262**	2,760	2,170
Yellow Pages	**169**	743	629
Other sales and services	**11**	105	33
Total discontinued activities	**2,442**	3,608	2,832
Group turnover	**20,559**	20,427	18,715
Group's share of associates' and joint ventures' turnover:			
Continuing activities	**4,049**	4,625	2,279
Discontinued activities	**715**	5,312	1,085
	4,764	9,937	3,364
Trading between group and principal joint venture	**(681)**	(698)	(176)
Total turnover	**24,642**	29,666	21,903

[a]Figures in the 2000 and 2001 financial years have been restated to conform with the method of classification used in the 2002 financial year.
[b]The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

Group's share of associates' and joint ventures' turnover comprised:	2002 £m	2001 £m	2000 £m
Joint ventures:			
Continuing activities	**2,752**	3,420	1,387
Discontinued activities	**76**	598	397
	2,828	4,018	1,784
Associates:			
Continuing activities	**1,297**	1,205	892
Discontinued activities	**639**	4,714	688
	1,936	5,919	1,580
Group's share of associates' and joint ventures' turnover	**4,764**	9,937	3,364

Concert, the joint venture with AT&T, was formed on 5 January 2000 (see note 18). From that date, international calls into, through and out of the UK and formerly handled by the group, have been handled by Concert. Additionally, certain of the group's multinational customers were transferred to Concert on the same date.

Fixed network calls comprise calls within the UK and calls made from the UK to other countries. Receipts from other operators include revenues from Concert for terminating incoming international calls from 5 January 2000 and revenues from non-UK operators for incoming and transit calls into and through the UK up to that date.

The group's share of trading with Concert, primarily in respect of international calls made to and from the UK and for services provided to Concert in the UK for the multinational customers transferred to Concert, is eliminated in arriving at total turnover, including the proportionate share of the group's associates and joint ventures, and is added back in arriving at group turnover.

4. Other operating income	2002 £m	2001 £m	2000 £m
Seconded staff, administration and other services provided to Concert	**135**	168	79
Other	**226**	178	137
Total continuing activities	**361**	346	216
Discontinued activities	**1**	13	–
Total other operating income	**362**	359	216

5. Operating costs

Total Group	2002 £m	2001 £m	2000 £m
Staff costs:			
Wages and salaries	**4,034**	3,954	3,754
Social security costs	**304**	313	316
Pension costs (note 31)	**361**	326	167
Employee share ownership[a]	**25**	32	59
Total staff costs	**4,724**	4,625	4,296
Own work capitalised	**(659)**	(693)	(498)
Depreciation (note 21)	**3,680**	3,045	2,752
Amortisation and impairment of goodwill and other intangibles (note 20)	**2,321**	3,386	89
Payments to telecommunications operators	**4,299**	3,802	3,086
Other operating costs[b]	**7,035**	6,594	5,634
Total operating costs	**21,400**	20,759	15,359
Operating costs included the following:			
Redundancy charges and early leaver payments	**252**	118	59
Research and development	**362**	364	345
Rental costs relating to operating leases, including plant and equipment hire £51 million (2001 – £15 million, 2000 – £12 million)	**283**	166	189
Foreign currency gains	**(1)**	(50)	(26)
Amortisation of goodwill and exceptional items comprising:			
Goodwill impairment in subsidiary undertakings	**1,955**	3,000	–
Asset impairments	**324**	–	–
Costs relating to the Concert unwind	**172**	–	–
Costs relating to the demerger of mmO2	**109**	–	–
BT Retail call centre rationalisation costs	**68**	–	–
BT Wholesale bad debt costs	**79**	–	–
Credit for rates refunds, relating to prior years	**–**	(193)	–
Write off of subscriber acquisition costs[c]	**–**	7	–
Write off of Viag Interkom IT systems	**–**	43	–
BT Cellnet analogue network closure costs	**–**	–	47
Costs relating to the disengagement from MCI	**–**	–	64
Total exceptional items	**2,707**	2,857	111
Goodwill amortisation	**352**	373	89
Total amortisation of goodwill and exceptional items	**3,059**	3,230	200

[a] Amount set aside for the year for allocation of ordinary shares in the company to eligible employees.
[b] No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the years ended 31 March 2001 and 2000 in view of the combined surplus in the BT Pension Scheme disclosed by the actuarial valuations as at 31 December 1999 and 1996, and the amount provided for pension costs within provisions for liabilities and charges.
[c] The accounting of all the mmO2 operating units was aligned; this resulted in a write off of previously capitalised costs in certain non-UK operations.

The directors believe that the nature of the group's business is such that the analysis of operating costs required by the Companies Act 1985 is not appropriate. As required by the Act, the directors have therefore adapted the prescribed format so that operating costs are disclosed in a manner appropriate to the group's principal activity.

5. Operating costs continued

Continuing activities	2002 £m	2001 £m	2000 £m
Staff costs:			
Wages and salaries	**3,680**	3,465	3,472
Social security costs	**270**	273	290
Pension costs (note 31)	**346**	299	151
Employee share ownership[a]	**25**	32	59
Total staff costs	**4,321**	4,069	3,972
Own work capitalised	**(623)**	(642)	(475)
Depreciation (note 21)	**3,266**	2,689	2,457
Amortisation and impairment of goodwill and other intangibles (note 20)	**2,079**	291	10
Payments to telecommunications operators	**4,289**	3,736	3,010
Other operating costs[b]	**5,522**	4,357	4,011
Total operating costs	**18,854**	14,500	12,985
Operating costs included the following:			
Redundancy charges and early leaver payments	**247**	109	59
Research and development	**362**	361	338
Rental costs relating to operating leases, including plant and equipment hire £51 million (2001 – £13 million, 2000 – £12 million)	**277**	156	155
Foreign currency gains	**(1)**	(50)	(26)
Amortisation of goodwill and exceptional items comprising:			
Goodwill impairment in subsidiary undertakings	**1,955**	200	–
Asset impairments	**324**	–	–
Costs relating to the Concert unwind	**172**	–	–
Costs relating to the demerger of mmO2	**98**	–	–
BT Retail call centre rationalisation costs	**68**	–	–
BT Wholesale bad debt costs	**79**	–	–
Credit for rates refunds, relating to prior years	**–**	(193)	–
Costs relating to the disengagement from MCI	**–**	–	64
Total exceptional items	**2,696**	7	64
Goodwill amortisation	**121**	88	10
Total amortisation of goodwill and exceptional items	**2,817**	95	74

[a]Amount set aside for the year for allocation of ordinary shares in the company to eligible employees.
[b]No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the years ended 31 March 2001 and 2000 in view of the combined surplus in the BT Pension Scheme disclosed by the actuarial valuations as at 31 December 1999 and 1996, and the amount provided for pension costs within provisions for liabilities and charges.

5. Operating costs continued

Discontinued activities	2002 £m	2001 £m	2000 £m
Staff costs:			
Wages and salaries	**354**	489	282
Social security costs	**34**	40	26
Pension costs (note 31)	**15**	27	16
Total staff costs	**403**	556	324
Own work capitalised	**(36)**	(51)	(23)
Depreciation (note 21)	**414**	356	295
Amortisation and impairment of goodwill and other intangibles (note 20)	**242**	3,095	79
Payments to telecommunications operators	**10**	66	76
Other operating costs[a]	**1,513**	2,237	1,623
Total operating costs	**2,546**	6,259	2,374
Operating costs included the following:			
Redundancy charges and early leaver payments	**5**	9	–
Research and development	**–**	3	7
Rental costs relating to operating leases, including plant and equipment hire £nil (2001 – £2 million, 2000 – £nil)	**6**	10	34
Foreign currency gains	**–**	–	–
Amortisation of goodwill and exceptional items comprising:			
Goodwill impairment in subsidiary undertakings	**–**	2,800	–
Costs relating to the demerger of mmO2	**11**	–	–
Write off of subscriber acquisition costs[b]	**–**	7	–
Write off of Viag Interkom IT systems	**–**	43	–
BT Cellnet analogue network closure costs	**–**	–	47
Total exceptional items	**11**	2,850	47
Goodwill amortisation	**231**	285	79
Total amortisation of goodwill and exceptional items	**242**	3,135	126

[a] No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the years ended 31 March 2001 and 2000 in view of the combined surplus in the BT Pension Scheme disclosed by the actuarial valuations as at 31 December 1999 and 1996, and the amount provided for pension costs within provisions for liabilities and charges.
[b] The accounting of all the mmO2 operating units was aligned; this resulted in a write off of previously capitalised costs in certain non-UK operations.

6. Group's share of operating profit (loss) of associates and joint ventures

The group's share of operating profit (loss) of associates and joint ventures comprised:	2002 £m	2001 £m	2000 £m
Joint ventures:			
Continuing activities	**(1,483)**	(509)	(211)
Discontinued activities	**19**	(257)	(216)
	(1,464)	(766)	(427)
Associates:			
Continuing activities	**40**	(22)	(2)
Discontinued activities	**43**	391	29
	83	369	27
Group's share of operating loss of associates and joint ventures[a]	**(1,381)**	(397)	(400)

[a]Includes:

Exceptional costs relating to the impairment of goodwill	**433**	200	–
Exceptional costs relating to the impairment of investments and related exit costs	**780**	–	–
Exceptional costs relating to the Concert unwind	**81**	–	–
Exceptional costs relating to write off of subscriber acquisition costs	**–**	132	–
Amortisation of goodwill arising in joint ventures and associates	**53**	185	84

7. Profit on sale of fixed asset investments and group undertakings

In June 2001, the group sold its interest in the Yell Group comprising mainly the Yellow Pages unit of BT, Yellow Pages Sales Limited and Yellow Book USA Inc. and its subsidiary undertakings. The consideration for this sale was £1,960 million and a profit of £1,128 million was realised. This profit includes a write-back of £9 million of goodwill taken directly to reserves before April 1998.

In December 2001, the group sold its wholly owned subsidiary Clear Communications Limited, which operates in New Zealand, for consideration of £119 million. A loss of £126 million was recognised on this sale, of which £45 million relates to goodwill taken directly to reserves before April 1998.

Other disposals of subsidiary companies resulted in gains on disposal of £10 million.

A profit of £120 million was recognised for the exchange of the residual interest in British Interactive Broadcasting for BSkyB shares in May 2001. The consideration received was £241 million of BSkyB shares and the profit recognised relates to those shares that were marketable.

In June 2001, the group sold its effective 20% interest in Japan Telecom Co. Limited and its 20% interest in J-Phone Communications Co. Limited to Vodafone plc for £3,075 million in cash. Under the sale agreement, the group also sold shares representing 4.9% of J-Phone Communications Co. Limited obtained by exercising an option in June 2001 for £634 million in cash. The realised profit on the sale of the 20% interest in Japan Telecom Co. Limited and J-Phone Communications Co. Limited, and the sale of the 4.9% share of J-Phone Communications Co. Limited obtained through the exercise of options was £2,358 million.

In June 2001, the group sold its 17.81% interest in Airtel Movil SA to Vodafone plc for £1,084 million in cash. The profit on disposal was £844 million.

Other gains of £135 million and losses of £80 million were also recognised during the year. These gains and losses included a write-back of £14 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £860 million, including deferred and non-cash amounts of £63 million.

In November 2000, the group sold its 34% stake in sunrise communications, its joint venture in Switzerland, to a fellow shareholder for consideration of £464 million, on which a realised profit of £454 million has been recognised. In December 2000, BT sold off part of its Aeronautical and Maritime division at a profit of £46 million. Reductions in BT's holdings in I.Net SpA and British Interactive Broadcasting Limited resulted in gains of £38 million and £25 million, respectively. Other gains during the year ended 31 March 2001 totalled £56 million.

In August 1999, the group sold BT Communications Services KK to Japan Telecom for a consideration of £170 million, on which a realised profit of £80 million has been recognised. In February 2000, BT's photonics research facility was sold at a profit of £35 million. Other gains during the year ended 31 March 2000 totalled £11 million.

8. Profit on sale of property fixed assets

In December 2001, as part of a wider property outsourcing agreement, the group entered into a sale and leaseback transaction with Telereal, a joint venture partnership formed by Land Securities Trillium and The William Pears Group. Under the terms of the transaction, BT transferred substantially all of the group's interest in most of its UK freehold and long leasehold properties and also its obligations in respect of rack rented properties to Telereal for cash consideration of £2,380 million. Of the total profit in the year from the sale of property, £1,019 million relates to this transaction. BT has rented the majority of these properties from Telereal for a thirty-year term. Telereal will also be providing facilities

8. Profit on sale of property fixed assets continued

management services to BT. The transaction comprised the effective sale of freeholds (through leases of up to 999 years) of the majority of the group's UK properties and the assignment of short leasehold property obligations. The resulting leases of the portfolio to BT have been accounted for as operating leases under applicable UK accounting standards.

9. Amounts written off investments

Amounts written off investments of £535 million (2001 – £nil, 2000 – £nil) were mainly attributable to AT&T Canada, £347 million and Impsat, £157 million.

10. Interest receivable

	2002 £m	2001 £m	2000 £m
Income from listed investments	**5**	30	13
Other interest receivable[a]	**334**	352	169
Group	**339**	382	182
Joint ventures	**14**	19	4
Associates	**7**	7	7
Total interest receivable	**360**	408	193

[a]Includes £25 million of interest on rates refunds received in the year ended 31 March 2001, relating to prior years

11. Interest payable

	2002 £m	2001 £m	2000 £m
Interest payable and similar charges in respect of:			
Bank loans and overdrafts	**184**	181	87
Other borrowings[a]	**1,695**	1,245	401
Group	**1,879**	1,426	488
Joint ventures	**60**	176	47
Associates	**43**	120	40
Total interest payable	**1,982**	1,722	575

[a]Includes £162 million charged in the year ended 31 March 2002 on the novation of interest rate swap agreements as a consequence of the property sale and leaseback transaction with Telereal

12. Tax on profit (loss) on ordinary activities

	2002 £m	As restated 2001 £m	As restated 2000 £m
United Kingdom:			
Corporation tax at 30%	**275**	690	852
Taxation on the group's share of results of associates	**2**	6	3
Taxation on the group's share of results of joint ventures	**–**	42	–
Prior year adjustments	**–**	(185)	(12)
Non-UK taxation:			
Current	**23**	24	5
Taxation on the group's share of results of associates	**50**	33	25
Taxation on the group's share of results of joint ventures	**34**	146	11
Prior year adjustments	**(7)**	(20)	–
Total current taxation	**377**	736	884
Deferred taxation charge (credit) at 30%			
Origination and reversal of timing differences	**34**	87	57
Prior year adjustments	**32**	(111)	16
Total deferred taxation	**66**	(24)	73
Total tax on profit (loss) on ordinary activities	**443**	712	957

In accordance with FRS19, deferred taxation has been restated for the years ended 31 March 2001 and 2000 by £60 million in both years, arising on excess capital allowances. The deferred tax charge for the year ended 31 March 2002 would be £60 million lower under the previous accounting policy.

12. Tax on profit (loss) on ordinary activities continued

The tax credit relating to exceptional items is £143 million (2001 – £22 million charge, 2000 – £5 million credit) of which £nil charge (2001 – £12 million charge, 2000 – £38 million charge) relates to profit on sale of fixed asset investments and group undertakings, and profit on sale of property fixed assets.

A tax charge on recognised gains and losses not included in the profit and loss account of £11 million (2001 – £29 million charge, 2000 – £3 million credit) related to exchange movements offset in reserves.

In the year ended 31 March 2001, the loss on ordinary activities before taxation was £1,031 million, after charging £3,200 million of goodwill impairment, which is not an allowable expense for taxation. In the following table, the effective corporation tax rate is reconciled to the profit of £2,169 million before this impairment charge.

Current tax and total tax on profit on ordinary activities, differs from the amount computed by applying the corporation tax rate to profit on ordinary activities before taxation. The differences were attributable to the following factors:

	2002 %	As restated 2001 %	As restated 2000 %
UK corporation tax rate	**30.0**	30.0	30.0
Non-deductible depreciation, amortisation and impairment	**92.6**	9.0	2.5
Non-deductible non-UK losses	**17.8**	11.3	2.7
Higher taxes on non-UK profits	**0.8**	4.0	–
Lower effective tax on net foreign exchange gains	**–**	–	(1.2)
Excess capital allowances over depreciation	**9.7**	0.7	0.7
Pension provisions	**(11.5)**	(4.0)	(3.3)
Other timing differences	**(0.5)**	(0.7)	0.7
Lower effective tax on gain on disposal of fixed asset investments and group undertakings	**(66.3)**	(8.3)	(1.2)
Lower effective tax on gain on disposal of non qualifying assets	**(44.6)**	–	–
Prior year adjustments	**(0.5)**	(9.5)	(0.4)
Other	**(1.7)**	1.4	(0.5)
Current tax – effective corporation tax rate	**25.8**	33.9	30.0
Deferred taxes on excess capital allowances over depreciation	**(9.7)**	(0.7)	(0.7)
Pension provisions	**11.5**	4.0	3.3
Other timing differences	**0.5**	0.7	(0.7)
Prior year adjustments	**2.2**	(5.1)	0.6
Total tax – effective corporation tax rate	**30.3**	32.8	32.5

Factors that may affect future tax charges

The group operates in countries where the tax rate is different to the UK corporate tax rate, primarily the USA, the Netherlands, the Republic of Ireland, Germany and Spain.

As at 31 March 2002, the group had overseas corporate tax losses estimated to be £850 million which are not recognised as deferred tax assets. In addition, the group has unutilised capital losses estimated to be in excess of £10 billion which were not recognised as deferred tax assets.

13. Minority interests

	2002 £m	2001 £m	2000 £m
Minority interests in profits (losses):			
Group	**7**	6	(15)
Associates	**16**	121	5
Total minority interests	**23**	127	(10)

14. Dividends

	2002 pence per share	As restated 2001 pence per share	As restated 2000 pence per share	2002 £m	2001 £m	2000 £m
Interim dividend paid	**–**	7.80	7.80	**–**	571	565
Proposed final dividend	**2.00**	–	11.80	**173**	–	861
Total dividends	**2.00**	7.80	19.60	**173**	571	1,426

Comparative figures have been restated for the British Telecommunications plc rights issue which closed on 15 June 2001. In addition to the final dividend recommended for the year of £173 million there was a demerger distribution of £19,490 million, representing the net assets of mmO2 (including purchased goodwill) as at the date of demerger. Of the demerger distribution, £9 million represents a cash dividend paid by British Telecommunications plc to mmO2 plc as part of the demerger process.

15. Earnings (loss) per share

The basic earnings (loss) per share are calculated by dividing the profit for the financial year attributable to shareholders by the weighted average number of shares in issue after deducting the company's shares held by employee share ownership trusts.

In calculating the diluted earnings (loss) per share, share options outstanding and other potential ordinary shares have been taken into account.

The weighted average number of shares in the years were:	2002 millions of shares	As restated 2001 millions of shares	As restated 2000 millions of shares
Basic	**8,307**	7,276	7,235
Dilutive ordinary shares from share options outstanding and shares held in trust	**70**	107	171
Total diluted	**8,377**	7,383	7,406

Comparative figures have been restated for the British Telecommunications plc rights issue which closed on 15 June 2001.

Options over 16 million shares were excluded from the calculation of the total diluted number of shares in the year ended 31 March 2002 as they were antidilutive.

15. Earnings (loss) per share continued

The items in the calculation of earnings (loss) per share before goodwill amortisation and exceptional items in the years were:

	2002 pence per share	2001 pence per share	2000 pence per share	2002 £m	2001 £m	2000 £m
Attributable to continuing activities:						
Goodwill impairment in subsidiary undertakings	**(23.5)**	(2.7)	–	**(1,955)**	(200)	–
Asset impairment in subsidiary undertakings	**(3.9)**	–	–	**(324)**	–	–
Costs relating to the Concert unwind	**(3.0)**	–	–	**(253)**	–	–
Costs relating to the demerger of mmO2	**(1.2)**	–	–	**(98)**	–	–
BT Retail Call Centre rationalisation costs	**(0.8)**	–	–	**(68)**	–	–
BT Wholesale bad debts costs	**(0.9)**	–	–	**(79)**	–	–
Rates refunds relating to prior years	**–**	2.7	–	**–**	193	–
Write off of subscriber acquisition costs	**–**	(1.3)	–	**–**	(96)	–
Costs relating to the disengagement from MCI	**–**	–	(0.9)	**–**	–	(64)
Goodwill impairment in associates and joint ventures	**(5.2)**	(2.7)	–	**(433)**	(200)	–
Impairment of investment in associates and joint ventures and related exit costs	**(9.4)**	–	–	**(780)**	–	–
Profit on sale of fixed asset investments	**2.0**	7.3	–	**169**	534	–
Profit (loss) on sale of group undertakings	**(1.8)**	1.2	1.7	**(148)**	84	126
Profit on sale of property fixed assets	**12.8**	–	–	**1,062**	–	–
Amounts written off investments	**(6.4)**	–	–	**(535)**	–	–
Finance cost of novating interest rate swaps	**(2.0)**	–	–	**(162)**	–	–
Interest receivable on rates refunds, relating to prior years	**–**	0.3	–	**–**	25	–
Goodwill amortisation	**(2.0)**	(2.4)	(0.9)	**(162)**	(166)	(67)
Net credit (charge) attributable to continuing activities before tax and minority interests	**(45.3)**	2.4	(0.1)	**(3,766)**	174	(5)
Attributable to discontinued activities:						
Costs relating to the demerger of mmO2	**(0.1)**	–	–	**(11)**	–	–
Goodwill impairment in subsidiary undertakings	**–**	(38.5)	–	**–**	(2,800)	–
Write off of Viag Interkom IT Systems	**–**	(0.6)	–	**–**	(43)	–
Write off of subscriber acquisition costs	**–**	(0.6)	–	**–**	(43)	–
BT Cellnet analogue network closure costs	**–**	–	(0.6)	**–**	–	(47)
Profit on sale of group undertakings	**14.0**	–	–	**1,160**	–	–
Profit on sale of fixed asset investments	**38.6**	–	–	**3,208**	1	–
Goodwill amortisation	**(3.0)**	(5.3)	(1.4)	**(243)**	(392)	(106)
Net credit (charge) attributable to discontinued activities before tax and minority interests	**49.5**	(45.0)	(2.0)	**4,114**	(3,277)	(153)
Total credit (charge) before tax and minority interest	**4.2**	(42.6)	(2.1)	**348**	(3,103)	(158)
Tax credit (charge) attributable	**1.7**	(0.3)	(0.1)	**143**	(22)	(5)
Minority Interest	**–**	(0.3)	–	**–**	(21)	–
Net credit (charge)	**5.9**	(43.2)	(2.2)	**491**	(3,146)	(163)
Basic earnings (loss) per share/profit for the financial year after goodwill amortisation and exceptional items	**12.0**	(25.7)	27.6	**995**	(1,870)	1,995
Goodwill amortisation and exceptional charge (credit)	**(5.9)**	43.2	2.2	**(491)**	3,146	163
Basic earnings (loss) per share/profit for the financial year before goodwill amortisation and exceptional items	**6.1**	17.5	29.8	**504**	1,276	2,158

Comparative figures have been restated for the British Telecommunications plc rights issue which closed on 15 June 2001.

Earnings per share before goodwill amortisation and exceptional items are provided to help readers evaluate the performance of the group.

16. Reconciliation of operating profit to operating cash flows

	2002 £m	As restated 2001 £m	As restated 2000 £m
Group operating profit (loss)	**(479)**	27	3,572
Depreciation	**3,680**	3,045	2,752
Goodwill amortisation and impairment	**2,321**	3,386	89
Decrease (increase) in stocks	**43**	(67)	(48)
Increase in debtors	**(545)**	(432)	(1,175)
Increase in creditors	**803**	203	982
Decrease in provisions	**(485)**	(222)	(295)
Other	**(81)**	(53)	(28)
Net cash inflow from operating activities	**5,257**	5,887	5,849
Analysed as:			
Continuing activities	**5,023**	5,410	5,609
Discontinued activities	**234**	477	240
Net cash inflow from operating activities	**5,257**	5,887	5,849

17. Management of liquid resources

	2002 £m	2001 £m	2000 £m
Purchase of short-term investments and payments into short-term deposits over 3 months	**(7,601)**	(1,344)	(3,178)
Sale of short-term investments and withdrawals from short-term deposits over 3 months	**4,695**	1,765	3,850
Net movement of short-term investments and short-term deposits under 3 months not repayable on demand	**1,042**	(901)	564
Net cash inflow (outflow) from management of liquid resources	**(1,864)**	(480)	1,236

Movements in all short-term investments and deposits not repayable on demand are reported under the heading of management of liquid resources.

18. Acquisitions and disposals

Acquisition of subsidiary companies

Year ended 31 March 2002	Esat Digifone[a] £m	Other[b] £m	Total £m
Consideration:			
Cash	869	27	**896**
Deferred	–	8	**8**
Total	**869**	**35**	**904**

Year ended 31 March 2001	Viag Interkom[c] £m	Telfort[d] £m	Other[d] £m	Total £m
Consideration:				
Cash	8,770	1,207	160	**10,137**
Carrying value of joint venture wholly acquired	479	235	–	**714**
Total	**9,249**	**1,442**	**160**	**10,851**

In addition cash of £1,179 million was paid in settlement of deferred consideration on acquisitions in earlier years.

Year ended 31 March 2000	Cellnet Group[g] £m	Esat[h] £m	Yellow Book (USA)[i] £m	Syntegra (USA)[j] £m	Other £m	Total £m
Consideration:						
Cash	3,014	179	401	213	327	**4,134**
Deferred	–	1,167	–	–	45	**1,212**
Loan notes 2000/2009	159	–	–	–	–	**159**
Other loan notes	–	174	14	–	14	**202**
Carrying value of associate wholly acquired	–	–	–	–	23	**23**
Total	**3,173**	**1,520**	**415**	**213**	**409**	**5,730**

18. Acquisitions and disposals continued

[a]On 18 April 2001, the group took full control of O2 Communications (Ireland) (formerly Esat Digifone). Under an agreement made in 2000 the group purchased from Telenor its 49.5% interest in Esat Digifone for £869 million. Goodwill arising on the acquisition was being amortised over 20 years until it was demerged with mmO2.

	Book and fair values £m
Minority interest	(7)
Group's share of original book value of net liabilities	(7)
Goodwill	876
Total cost	**869**

[b]Other subsidiary companies

During the year ended 31 March 2002, the acquisition of interests in other subsidiary companies and the consideration given comprised:

	Total £m
Fixed assets	3
Current assets	5
Current liabilities	(6)
Group's share of original book value of net assets and fair value to group	2
Goodwill	33
Total cost	**35**

[c]On 20 February 2001, the group took full control of Viag Interkom GmbH & Co (Viag Interkom). Under an agreement announced in August 2000, the group purchased from E.ON its 45% interest in Viag Interkom by means of a put option priced at €7.25 billion (£4,562 million). In January 2001, the group acquired the 10% interest in the company previously owned by Telenor for €1.6 billion (£1,032 million). As part of the transactions, the group repaid loans due by Viag Interkom to E.ON and Telenor totalling £3,165 million. The total cash consideration amounted to £8,770 million, including £11 million expenses.

	Book and fair values £m
Fixed assets	6,728
Current assets	619
Current liabilities	(585)
Long-term liabilities	(2,505)
Group's share of original book value of net assets	4,257
Goodwill	4,992
Total cost	**9,249**

Since the acquisition was made towards the end of the year ended 31 March 2001, the fair values of the identifiable assets and liabilities were determined on a provisional basis which has now been confirmed. Goodwill arising on acquisition of Viag Interkom and remaining in the group was being amortised over 20 years until it was partially demerged with mmO2 and the remaining balance was written off in the 2002 financial year.

The consolidated results of Viag Interkom for the year ended 31 December 2000 and for the period from 1 January 2001 to 19 February 2001, on the basis of its accounting policies, are summarised as follows:

	Period 1 January to 19 February 2001 £m	Year ended 31 December 2000 £m
Group turnover	216	856
Total operating loss	(108)	(686)
Loss before taxation	(160)	(784)
Loss for the financial period	(160)	(784)

18. Acquisitions and disposals continued

[d]Other subsidiary companies

During the year ended 31 March 2001, the acquisition of interests in other subsidiary companies and the consideration given comprised:

Year ended 31 March 2001	Telfort[e] £m	Other £m	**Total £m**
Minority Interest	–	31	**31**
Fixed assets	496	–	**496**
Current assets	221	16	**237**
Current liabilities	(261)	–	**(261)**
Group share of original book value of net assets and fair value to group	456	47	**503**
Goodwill	986	113	**1,099**
Total cost	**1,442**	**160**	**1,602**

[e]On 22 June 2000, BT received regulatory approval to acquire the remaining 50% interest of Telfort BV, its provider of fixed and mobile services to businesses and consumers in the Netherlands, that it did not already own for £1,207 million. Goodwill arising on the acquisition of Telfort BV and remaining in the group was being amortised over 20 years until it was partially demerged with mmO2 and the remaining balance was written off in the 2002 financial year. Telfort BV's loss after tax for the year ended 31 December 1999 was £141 million and its loss for the six months ended 30 June 2000 was £86 million.

[f]During the year ended 31 March 2000, the acquisition of the interests in subsidiary companies and the consideration given comprised:

	Cellnet Group[g] £m	Esat[h] £m	Yellow Book (USA)[i] £m	Syntegra (USA)[j] £m	Other £m	**Total £m**
Minority interest	176	(2)	–	1	40	**215**
Fixed assets		428	6	12	157	**603**
Current assets		137	49	48	68	**302**
Current liabilities		(137)	(21)	(88)	(108)	**(354)**
Long-term liabilities		(487)	–	–	(62)	**(549)**
Provisions for liabilities and charges		–	–	–	(2)	**(2)**
Group share of original book value of net assets (liabilities)	176	(61)	34	(27)	93	**215**
Fair value adjustment to achieve consistency of accounting policies	–	(115)	–	–	–	**(115)**
Other fair value adjustments	–	(69)	–	–	–	**(69)**
Fair value to the group	176	(245)	34	(27)	93	**31**
Goodwill	2,997	1,765	381	240	316	**5,699**
Total cost	**3,173**	**1,520**	**415**	**213**	**409**	**5,730**

[g]On 10 November 1999, BT acquired the 40% interest in Cellnet Group Limited, its mobile cellular phone operator, that it did not already own for £3,150 million, excluding £23 million expenses. Goodwill arising on acquisition of Cellnet Group Limited was being amortised over 20 years until it was demerged with mmO2.

The consolidated results of Cellnet Group Limited for the years ended 31 March 1999 and 2000 are summarised as follows:

	2000 £m	1999 £m
Group turnover	**2,435**	1,410
Total operating profit	**97**	165
Exceptional items included in total operating profit:		
Impairment of analogue equipment and network closure costs (note 5)	**(47)**	–
Profit before taxation	**49**	117
Taxation	**(23)**	(39)
Minority interests	**(2)**	–
Profit for the financial year	**24**	78

18. Acquisitions and disposals continued

[h]At the end of March 2000, BT acquired control of Esat Telecom Group plc (Esat), a leading telecommunications operator in Ireland. An interest comprising 70% of the company was acquired under a public offer, the consideration for which passed in April 2000. In January 2000, BT acquired 13% of the company from its then chairman and chief executive for US$287 million (£174 million) and a further 12% interest from a major shareholder for US$271 million (£179 million). Of the total consideration, £179 million was settled in cash in January 2000, £1,029 million in cash in April 2000 and £187 million was satisfied by loan notes repayable at the option of the holder not later than 30 April 2005. The balance of the consideration covered the remaining interest which was compulsorily acquired and compensation to employee share option holders. Goodwill arising on acquisition of Esat was being amortised over 20 years until it was partially demerged with mmO2 and the remaining balance was written off in the 2002 financial year.

Esat held a 49.5% interest in Esat Digifone. In January 2000, BT acquired a further 1% interest in this company for £15 million. At 31 March 2000 and 2001, Telenor owned the remaining 49.5% interest. The assets acquired and the liabilities assumed comprise those of both Esat and Esat Digifone. Since BT acquired control just before the 2000 financial year end, only a preliminary assessment of the fair values of Esat's assets and liabilities, which were based on 31 December 1999 balance sheets, had been undertaken. The fair value adjustment relates to an uplift of £69 million to the carrying value of Esat's debt to its market value on 30 March 2000. During the year ended 31 March 2001, in the final assessment of fair values, the fair values of the net liabilities were increased by £75 million, the fair value of the consideration was increased by £38 million and goodwill increased by £113 million to £1,878 million. Esat Digifone was demerged with mmO2 in November 2001.

Esat incurred a loss after tax of IR£120 million (£95 million) for the year ended 31 December 1999.

[i]On 31 August 1999, BT acquired Yellow Book USA, an independent classified directory publisher in the USA, for £415 million. Yellow Book's loss after tax for the year ended 31 October 1998 was £5 million. This was sold with Yell in June 2001.

[j]On 31 August 1999, BT acquired Syntegra (USA) (previously named Control Data Systems), an international systems integration company based in the USA, for £213 million. Goodwill arising on acquisition of Syntegra (USA) is being amortised over 20 years. Syntegra (USA)'s loss after tax for the year ended 31 December 1998 was £37 million.

[k]On 5 January 2000, the company and AT&T formed their global venture named Concert for the two companies' trans-border communications activities. The venture is jointly owned and controlled. The group contributed the majority of its cross-border international networks, its international traffic, its business with selected multinational customers and its international products for business customers, as well as Concert Communications. AT&T contributed a similar set of assets and businesses.

The book value of the assets contributed by the group to the joint venture comprised:

	£m
Intangible assets	568
Tangible fixed assets	870
Total fixed assets	1,438
Current assets	123
Current liabilities	(183)
Net current liabilities	(60)
Provisions for liabilities and charges	(13)
Long-term debt owed to the BT group	(1,169)
Net assets contributed	**196**

The acquisition of the group's 50% interest in Concert comprised:

	£m
Group's share of Concert's opening net assets (US GAAP)	631
Group's share of US to UK GAAP adjustments	(180)
Group's share of Concert's opening net assets (UK GAAP)	451
Net assets contributed by the group to the joint venture	(196)
Transition costs	(96)
Unrealised gain on the contribution	**159**

18. Acquisitions and disposals continued

The gain on the transfer of the assets is unrealised since the group continues to maintain a 50% interest in the assets contributed. This gain has been taken to a non-distributable reserve and is shown in the statement of total recognised gains and losses for the year ended 31 March 2000. There is no tax charge on the gain.

During the year ended 31 March 2001, the group's share of Concert's opening net assets was amended, due to certain true up contributions, reducing the unrealised gain by £49 million. This is shown in the statement of total recognised gains and losses for the year ended 31 March 2001.

Concert was unwound on 1 April 2002 as disclosed in note 30.

Acquisition of associates and joint ventures

Year ended 31 March 2002	Blu[l] £m
Group share of original book value of net assets and fair value to the group	16
Goodwill	50
Total cost	**66**

Year ended 31 March 2001	Telenordia[m] £m	J-Phone[n] £m
Group share of original book value of net assets and fair value to the group	10	5
Goodwill	84	–
Total cost	**94**	**5**

Year ended 31 March 2000	Japan Telecom[o] £m	AT&T Canada[p] £m	Rogers Cantel Mobile Communications[p] £m	SmarTone Mobile Communications[p] £m	Other[p] £m
Group share of original book value of net assets	871	101	11	96	34
Fair value adjustment to achieve consistency of accounting policies	(49)	–	–	–	–
Fair value to the group	822	101	11	96	34
Goodwill	432	259	288	145	51
Total cost	**1,254**	**360**	**299**	**241**	**85**

[l]On 31 January 2002, one of the venture partners in Blu exercised a put option for BT to purchase a 9% interest for £66 million. The cost of £66 million arising on this purchase has been written off. In addition the value of BT's investment has been reviewed and provision has been made for the associated impairment and exit costs.

[m]On 8 September 2000, BT increased its existing 33% interest in Telenordia, based in Sweden, to 50% for £94 million. Goodwill was being amortised over 20 years until its disposal in October 2001.

[n]On 8 May 2000, the group acquired a 40% interest in a company, with Japan Telecom owning the other 60% interest, which holds a 74% interest in J-Phone Communications Co. Limited (JPC). JPC in turn acquired controlling interests, averaging 51%, in nine regional Japanese mobile phone J-Phone companies. These J-Phone companies merged into three larger regional companies during the year ended 31 March 2001. Japan Telecom also held a direct 18% interest, in the J-Phone companies.

During the year ended 31 March 2001, the group held an effective 23% interest in J-Phone. The impact of the combined J-Phone/Japan Telecom ownership structure, however, led the group to reflect 63% of the J-Phone results at the turnover and operating profit levels and all items below including interest and taxation, in accordance with the requirements of FRS 9. In June 2001, the group sold this interest (note 7).

[o]On 31 August 1999, the group completed its acquisition of a 30% interest, jointly with AT&T Corp, in Japan Telecom, a leading Japanese telecommunications company. Japan Telecom was held through a BT subsidiary company, 66.7% BT owned and 33.3% AT&T owned. The group had a 20% economic interest. AT&T's economic interest was shown within the group's minority interests. Goodwill on this acquisition was being amortised over 20 years until the date of disposal.

On 31 March 2001, the 30% interest in Japan Telecom had a market value equivalent to £1,607 million (2000 – £3,398 million), compared with a carrying value of £1,282 million (2000 – £1,345 million). In April 2001, the group's direct interest in Japan Telecom was reduced to its 20% economic interest, and in June 2001 the group sold this interest (note 7).

18. Acquisitions and disposals continued

[p]On 16 August 1999, the group acquired a 30% interest in an AT&T subsidiary undertaking which held a 31% interest in AT&T Canada Corporation, a fixed network telecommunications company operating in Canada. The resulting economic interest of 9.3% cost £360 million. On 31 March 2001, the 9.3% interest in AT&T Canada had a market value equivalent to £267 million (2000 – £477 million), compared with a carrying value of £352 million (2000 – £345 million). From 1 April 2000, the group decided it no longer exercised significant influence over this company and the investment was reclassified as an other investment. On 1 April 2002, as part of the Concert global joint venture unwind, BT ceased to have any interest in AT&T Canada.

On 16 August 1999, the group acquired jointly with AT&T an approximate 33% interest in Rogers Wireless Inc. (formerly Rogers Cantel Mobile Communications Inc.), a cellular mobile phone company operating in Canada. The resulting economic interest of approximately 17% cost £299 million. On 31 March 2001, the 17% interest in Rogers Wireless Inc. had a market value of £191 million (2000 – £520 million), compared with a carrying value of £285 million (2000 – £298 million). Goodwill arising on the acquisition of Rogers Wireless was being amortised over 20 years until July 2001, when the group sold this interest.

On 10 May 1999, the group acquired a 20% interest in SmarTone Mobile Communications Limited, a cellular mobile phone company operating in Hong Kong. On 31 March 2001, the 20% interest in SmarTone Mobile Communications Limited had a market value of £107 million (2000 – £277 million) compared with a carrying value of £243 million (2000 – £230 million). Goodwill arising on the acquisition of SmarTone was being amortised over 20 years until it was written off in the 2002 financial year.

Disposal of subsidiaries and the demerger of mmO2 Year ended 31 March 2002	mmO2[q] £m	Yell[r] £m	Other £m	**Total** **£m**
Net assets demerged or disposed of:				
Fixed assets	20,459	467	211	**21,137**
Stocks	109	98	–	**207**
Debtors	1,381	400	19	**1,800**
Cash	121	21	7	**149**
Creditors: amounts falling due within one year	(1,790)	(153)	(46)	**(1,989)**
Creditors: amounts falling due after more than one year	–	(10)	–	**(10)**
Provisions	(229)	–	–	**(229)**
Intercompany loans	(561)	–	–	**(561)**
Goodwill previously written off to reserves	–	9	44	**53**
Net assets disposed of	19,490	832	235	**20,557**
Profit (loss) on disposal	–	1,128	(116)	**1,012**
Consideration	**19,490**	**1,960**	**119**	**21,569**
Cash	–	1,859	119	**1,978**
Demerger distribution	19,490	–	–	**19,490**
Loan notes	–	60	–	**60**
Other	–	41	–	**41**
Total	**19,490**	**1,960**	**119**	**21,569**

In addition £9 million deferred consideration was received during the year ended 31 March 2002 in settlement of the disposals on 18 July 1999 of BT New Towns Cable and Westminster Cable Limited.

18. Acquisitions and disposals continued

Amounts included in the cash flow statement for the year ended 31 March 2002 attributable to mmO2 and Yell were:

	mmO2 £m	Yell £m
Net cash flow from operating activities	227	7
Capital expenditure	865	2
Decrease in cash in the year	(262)	(4)
Results of mmO2 and Yell included to date of demerger/disposal:		
Group turnover	2,665	171
Total operating profit (loss)	(461)	33
Profit (loss) before taxation	(569)	27
Taxation charge	(24)	(9)
Profit (loss) for the financial year	(593)	18

[a]On 19 November 2001 BT completed the demerger of mmO2, the group's former mobile phone business in Europe. mmO2 consists of O2 UK Limited (formerly BT Cellnet Limited), O2 Communications (Ireland) Limited (formerly Esat Digifone Limited), Telfort Mobiel BV, Viag Interkom GmbH & Co, Manx Telecom and Genie.

[b]On 22 June 2001, BT completed the sale of the Yell Group. The Yell Group consisted of the Yellow Pages division of British Telecommunications plc, Yellow Pages Sales Limited and Yellow Book USA Inc., and its group undertakings.

19. Net debt

	At 1 April 2001 £m	Cash flow £m	Acquisition or disposal of subsidiary undertakings £m	Demerger of mmO2 £m	Other non-cash changes £m	Currency movement £m	At 31 March 2002 £m
Analysis of net debt							
Cash in hand and at bank	412	(254)	–	–	–	–	**158**
Overnight deposits	20	212	–	–	–	–	**232**
Bank overdrafts	(148)	132	–	–	–	–	**(16)**
	284	90	–	–	–	–	**374**
Other current assets investments	2,537	1,864	–	(369)	360	(43)	**4,349**
Short-term investments and cash, less bank overdrafts	2,821	1,954	–	(369)	360	(43)	**4,723**
Debt due within one year, excluding bank overdrafts	(11,988)	11,902	2	60	(2,140)	(15)	**(2,179)**
Debt due after one year	(18,775)	74	13	369	2,048	26	**(16,245)**
Total debt, excluding bank overdrafts	(30,763)	11,976	15	429	(92)	11	**(18,424)**
Net debt	(27,942)	13,930	15	60	268	(32)	**(13,701)**

	2002 £m	2001 £m	2000 £m
Reconciliation of net cash flow to movement in net debt			
Increase in cash in the year	**90**	128	54
Cash (inflow) outflow from (increase) decrease in debt	**11,976**	(19,550)	(5,400)
Cash (inflow) outflow from (decrease) increase in liquid resources	**1,864**	480	(1,236)
Decrease (increase) in net debt resulting from cash flows	**13,930**	(18,942)	(6,582)
Currency and translation movements	**(32)**	(26)	(124)
(Increase) decrease in debt on (acquisition) disposal of subsidiary undertakings	**75**	(48)	(971)
Other non-cash movements	**268**	(226)	(70)
Decrease (increase) in net debt in the year	**14,241**	(19,242)	(7,747)
Net debt at 1 April	**(27,942)**	(8,700)	(953)
Net debt at 31 March	**(13,701)**	(27,942)	(8,700)

On the demerger, mmO2 had net debt of approximately £500 million of which BT Group was owed approximately £440 million in addition to ordinary trading account balances. mmO2 repaid this loan to BT Group on 19 November 2001.

20. Intangible assets

	Goodwill[a] £m	Telecommunication licences[b] £m	Total £m
Cost			
At 1 April 2001	12,110	9,746	21,856
Additions	41	–	41
Acquisitions of subsidiary undertakings	909	–	909
Adjustments	3	(23)	(20)
Disposals	(511)	(12)	(523)
Demerged with mmO2	(9,917)	(9,668)	(19,585)
Currency movements	(47)	(22)	(69)
Total cost at 31 March 2002	**2,588**	**21**	**2,609**
Amortisation			
At 1 April 2001	3,462	14	3,476
Charge for the year – amortisation	352	14	366
– impairment[c]	1,955	–	1,955
Demerged with mmO2	(3,373)	(21)	(3,394)
Disposals	(45)	(1)	(46)
Total amortisation at 31 March 2002	**2,351**	**6**	**2,357**
Net book value at 31 March 2002	**237**	**15**	**252**
Net book value at 31 March 2001	8,648	9,732	18,380

[a] The goodwill arising on acquisitions of subsidiary undertakings in the year ended 31 March 2002 mainly arose from the acquisition of Esat Digifone (see note 18).

[b] The telecommunication licences mainly comprised third generation mobile (3G) licences in the UK and Germany. In April 2000, the group won a 3G mobile licence in the UK government's auction. The licence, which cost £4,030 million, would have been amortised over its remaining 20 year term from the date of launch of services using the licensed radio spectrum. In August 2000, Viag Interkom won a 3G mobile licence in the German government's auction. This licence, which cost £5,164 million, would have been similarly amortised over its remaining 20 year term from the date of launch of service. These two licenses were transferred out of the group with the mmO2 demerger.

[c] In accordance with FRS 11 "Impairment of fixed assets and goodwill", the carrying values of BT Ignite's subsidiary undertakings in Europe at 31 March 2002 have been compared to their recoverable amounts, represented by their value in use to the group. The value in use has been derived from discounted cash flow projections which cover the period to 31 March 2015. The projections cover this extended period as the directors consider this extended period fairly reflects the development of the technology and assets and their long term values. After 31 March 2015 the projections use a long-term growth rate compatible with projections for the countries concerned. The average discount rate used to arrive at this calculation was 15.1% on a pre-tax basis.

The review has resulted in an exceptional charge to operating costs of £2,202 million of which £1,939 million has been allocated to the goodwill and £263 million allocated to the fixed assets (see note 21). The remaining goodwill is being amortised over 17 years from 31 March 2002.

Other impairment charges of £16 million were made in the year ended 31 March 2002.

21. Tangible fixed assets

	Land and buildings[a] £m	Plant and equipment £m	Assets in course of construction £m	Total £m
Cost				
1 April 2001	3,480	35,456	1,966	40,902
Acquisitions of subsidiary undertakings	–	7	–	7
Additions	42	871	3,005	3,918
Transfers	44	2,726	(2,770)	–
Demerged with mmO2	(625)	(4,447)	(1,018)	(6,090)
Disposal of subsidiary undertakings	–	(328)	–	(328)
Other disposals and adjustments	(1,957)	(1,540)	–	(3,497)
Total cost at 31 March 2002	**984**	**32,745**	**1,183**	**34,912**
Depreciation				
1 April 2001	1,566	17,775	–	19,341
Acquisitions of subsidiary undertakings	–	1	–	1
Charge for the year – depreciation	123	3,265	–	3,388
– impairment[c]	–	292	–	292
Demerged with mmO2	(182)	(1,692)	–	(1,874)
Disposal of subsidiary undertakings	–	(130)	–	(130)
Other disposals and adjustments	(1,094)	(1,036)	–	(2,130)
Total depreciation at 31 March 2002	**413**	**18,475**	**–**	**18,888**
Net book value at 31 March 2002	**571**	**14,270**	**1,183**	**16,024**
Engineering stores	–	–	54	54
Total tangible fixed assets at 31 March 2002	**571**	**14,270**	**1,237**	**16,078**
Net book value at 31 March 2001	1,914	17,681	1,966	21,561
Engineering stores	–	–	64	64
Total tangible fixed assets at 31 March 2001	1,914	17,681	2,030	21,625

	2002 £m	2001 £m
[a]The net book value of land and buildings comprised:		
Freehold	**343**	1,514
Long leases (over 50 years unexpired)	**34**	170
Short leases	**194**	230
Total net book value of land and buildings	**571**	1,914

	2002 £m	2001 £m
[b]Expenditure on tangible fixed assets comprised:		
Plant and equipment		
Transmission equipment	**1,373**	1,655
Exchange equipment	**428**	478
Other network equipment	**694**	918
Computers and office equipment	**273**	407
Motor vehicles and other	**189**	231
Land and buildings	**153**	171
Increase (decrease) in engineering stores	**(10)**	(3)
Total continuing activities	**3,100**	3,857
Plant and equipment		
Transmission equipment	**380**	640
Exchange equipment	**–**	1
Other network equipment	**262**	262
Computers and office equipment	**113**	167
Motor vehicles and other	**28**	20
Land and buildings	**25**	39
Total discontinued activities	**808**	1,129
Total expenditure on tangible fixed assets	**3,908**	4,986

[c]The impairment includes £29 million in relation to the write down of street payphones and £263 million in relation to BT Ignite's European activities (see note 20).

22. Fixed asset investments

	Interests in associates and joint ventures[b] Shares £m	Loans £m	Share of post acquisition losses £m	Other participating interests £m	Other investments[c] £m	Total £m
Group						
Cost						
1 April 2001	5,076	744	(272)	157	1,093	6,798
Additions	948	30	–	23	248	1,249
Disposals	(2,357)	(7)	(178)	–	(223)	(2,765)
Demerged with mmO2	(53)	–	(22)	–	(5)	(80)
Share of losses for the year	–	–	(321)	–	–	(321)
Repayments and other transfers	58	(745)	–	(180)	138	(729)
Currency movements	1	–	(2)	–	(11)	(12)
At 31 March 2002	**3,673**	**22**	**(795)**	**–**	**1,240**	**4,140**
Provisions and amounts written off						
At 1 April 2001	(1,392)	–	–	–	(202)	(1,594)
Goodwill amortisation for the year	(53)	–	–	–	–	(53)
Impairment of goodwill	(433)	–	–	–	–	(433)
Disposals	226	–	–	–	89	315
Demerged with mmO2	47	–	–	–	–	47
Increase in the year	(617)	–	–	–	(584)	(1,201)
At 31 March 2002	**(2,222)**	**–**	**–**	**–**	**(697)**	**(2,919)**
Net book value at 31 March 2002	**1,451**	**22**	**(795)**	**–**	**543**	**1,221**
Net book value at 31 March 2001	3,684	744	(272)	157	891	5,204

[a]Subsidiary undertakings, associates and joint ventures

Details of the principal operating subsidiary undertakings, joint ventures and associates are set out on pages 134 and 135.

[b]**Associates and joint ventures**	2002 £m	2001 £m
Associates:		
Goodwill	**15**	2,439
Loans	**1**	7
Share of other net assets (liabilities)	**208**	(217)
Total associates	**224**	2,229
Joint ventures:		
Goodwill	**–**	526
Loans	**21**	737
Share of other net assets	**433**	664
Total joint ventures	**454**	1,927
Net book value at 31 March	**678**	4,156

22. Fixed asset investments continued

The group's proportionate share of its associates' and joint ventures' assets and liabilities, in aggregate, at 31 March was as follows:

	2002 £m	2001 £m
Fixed assets	**1,668**	8,257
Current assets	**1,973**	5,726
Current liabilities	**(2,362)**	(7,398)
Net current liabilities	**(389)**	(1,672)
Non-current liabilities	**(558)**	(3,771)
Minority interests	**(66)**	(714)
Share of net assets	**655**	2,100

The group's proportionate share of its associates and joint ventures' losses less profits before taxation totalled £1,463 million (2001 – £667 million, 2000 – £476 million) and its share of their losses less profits attributable to shareholders totalled £1,548 million for the year ended 31 March 2002 (2001 – £895 million, 2000 – £521 million).

Up to 21 August 2001, the group had a 74.5% interest in e-escape Limited, a UK telecommunications service provider, having acquired an additional 25.5% on 19 December 2000. This additional interest was not for holding as a long-term investment and was sold on 22 August 2001. For this reason, the investment in this company continued to be accounted for on the equity basis. For the period to 21 August 2001, e-escape's turnover was £1 million and it incurred a loss after taxation of £2 million. Purchases from the group amounted to £1 million.

[c]Other investments

Other investments include ordinary shares of the company, with a net book value of £69 million (2001 – £97 million) and a market value of £69 million (2001 – £97 million), held in trust for the BT Incentive Share Plan, the BT Retention Share Plan, the BT Executive Share Plan and the BT Deferred Bonus Plan (note 34). They also include ordinary shares of the company, with a net book value of £108 million (2001 – £64 million) and a market value of £127 million (2001 – £122 million), held in trust for employee sharesave schemes. In the group balance sheet at 31 March 2002, listed investments were held with a book value of £94 million (2001 – £588 million) and a market value of £171 million (2001 – £489 million).

23. Debtors	2002 £m	2001 £m
Trade debtors[a]	**2,393**	3,379
Amounts owed by joint ventures (trading)	**582**	532
Amounts owed by associates (trading)	**1**	5
Other debtors	**664**	506
Accrued income	**1,262**	1,420
Pension fund prepayment (note 27)	**231**	–
Other prepayments	**139**	418
Total debtors	**5,272**	6,260

[a]Trade debtors are stated after deducting £450 million (2001 – £487 million) for doubtful debts. The amount charged to the group profit and loss account for doubtful debts for the year ended 31 March 2002 was £369 million (2001 – £227 million, 2000 – £264 million), including an exceptional charge of £79 million.

24. Current asset investments

	2002 £m	2001 £m
Listed investments	**231**	85
Other short-term deposits and investments	**4,350**	2,472
Total current asset investments	**4,581**	2,557
Market value of listed investments	**246**	85

25. Loans and other borrowings

	2002 £m	2001 £m
US dollar 8.875% notes 2030 (minimum 8.625%[a])	**1,928**	1,928
5.75% bonds 2028	**596**	596
3.5% indexed linked notes 2025	**258**	252
8.625% bonds 2020	**296**	296
7.75% notes 2016 (minimum 7.5%[a])	**690**	690
Euro 7.125% notes 2011 (minimum 6.875%[a])	**1,368**	1,385
US dollar 8.375% notes 2010 (minimum 8.125%[a])	**2,072**	2,073
US dollar 8.765% bonds 2009	**138**	141
Euro 11.875% senior notes 2009	**129**	134
US dollar 11.875% senior notes 2008	**124**	126
US dollar 12.5% senior deferred coupon notes 2007	**-**	138
US dollar 7% notes 2007	**605**	605
12.25% bonds 2006	**229**	229
7.375% notes 2006 (minimum 7.125%[a])	**397**	396
Euro 6.375% notes 2006 (minimum 6.125%[a])	**1,857**	1,855
US dollar 7.875% notes 2005 (minimum 7.624%[a])	**2,066**	2,140
US dollar 6.75% bonds 2004	**604**	604
Euro 5.875% notes 2004 (minimum 5.625%[a])	**1,085**	1,083
US dollar floating rate notes 2003[a]	**761**	761
12.25% bonds 2003	**180**	180
7.125% bonds 2003	**499**	499
Euro floating rate notes 2003[a]	**611**	619
US dollar 6.75% notes 2002	**830**	907
Total listed bonds, debentures and notes	**17,323**	17,637
Lease finance	**4**	270
Bank loans due 2001-2009 (average effective interest rate 9.8%)	**659**	637
Euro floating rate note 2000-2005	**-**	204
Floating rate note 2001-2009 (average effective interest rate 4.1%)	**126**	141
Other loans	**123**	268
Bank overdrafts and other short-term borrowings	**16**	1,041
Euro Medium Term Notes	**125**	7,219
Commercial paper	**64**	3,494
Total loans and other borrowings	**18,440**	30,911

[a]The interest rate payable on these notes will be subject to adjustment from time to time if either Moody's or Standard and Poor's (S&P) reduces the rating ascribed to the group's senior unsecured debt below A3 in the case of Moody's or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody's or S&P subsequently increase the rating ascribed to the group's senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.

25. Loans and other borrowings continued

Apart from the lease finance all borrowings at 31 March 2002 are unsecured. Lease finance is repayable by instalments.

	2002 £m	2001 £m
Repayments fall due as follows:		
Within one year, or on demand	**2,195**	12,136
Between one and two years	**2,408**	1,933
Between two and three years	**844**	2,430
Between three and four years	**4,152**	869
Between four and five years	**497**	4,245
After five years	**8,344**	9,298
Total due for repayment after more than one year	**16,245**	18,775
Total loans and other borrowings	**18,440**	30,911

26. Other creditors	2002 £m	2001 £m
Trade creditors	**2,396**	3,287
Amounts owed to joint ventures (trading)	**529**	504
Corporation taxes	**336**	625
Other taxation and social security	**477**	379
Other creditors	**1,558**	1,603
Accrued expenses	**772**	948
Deferred income	**954**	1,251
Dividends payable	**173**	–
Total other creditors	**7,195**	8,597

27. Provisions for liabilities and charges

Provisions for liabilities and charges excluding deferred taxation

	Property provisions[a] £m	Pension provisions[b] £m	Other provisions[c] £m	Total £m
Balances at 1 April 2001	24	335	94	453
Charged against profit for the year	90	361	14	465
Utilised in the year	(21)	(436)	(28)	(485)
Demerged with mmO2	(8)	–	(10)	(18)
Transfer to prepayments (note 23)	–	(231)	–	(231)
Total provisions at 31 March 2002	**85**	**29**	**70**	**184**

[a]Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties.
[b]See note 31.
[c]Other provisions comprise amounts provided for legal or constructive obligations arising from insurance claims and litigation.

Deferred taxation

FRS 19 has been implemented with effect from 1 April 2001. Under FRS 19, deferred tax is provided for in full on certain timing differences. BT Group does not discount the provision.

	£m
Balance at 1 April 2001	**270**
Restatement of opening balance in accordance with FRS 19	**2,015**
Balance at 1 April 2001, as restated	**2,285**
Charged against profit for the year	**66**
Demerged with mmO2	**(211)**
Total deferred tax provisions at 31 March 2002	**2,140**

	2002 £m	As restated 2001 £m
Tax effect of timing differences due to:		
Excess capital allowances	**2,161**	2,454
Pension prepayment (provisions)	**69**	(102)
Other	**(90)**	(67)
Total provision for deferred taxation	**2,140**	2,285

28. Reconciliation of movement in shareholders' funds

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	Total £m
Balances in British Telecommunications plc group at 31 March 1999	1,617	1,206	747	27	11,343	14,940
Adjustment for restatement of deferred tax provision	–	–	–	–	(1,895)	(1,895)
Merger accounting adjustments to reflect new company structure[a]:						
Eliminate BT capital	(1,617)	(1,206)	(747)	–	–	(3,570)
BT Shares shown at BT Group nominal value	7,438	–	–	(3,868)	–	3,570
Balances in BT Group plc group at 1 April 1999, restated	7,438	–	–	(3,841)	9,448	13,045
Goodwill, previously written off to reserves, taken back to the profit and loss account[b]	–	–	–	–	6	6
Employee share option schemes – 38 million shares issued (note 34)	47	–	–	337	–	384
Movement relating to BT's employee share ownership trust[c]	–	–	–	–	(257)	(257)
Currency movements (including £10 million net losses in respect of foreign currency borrowings)[d]	–	–	–	–	(66)	(66)
Profit for the financial year (as restated)	–	–	–	–	1,995	1,995
Dividends (19.6p per ordinary share restated)	–	–	–	–	(1,426)	(1,426)
Unrealised gain on transfer of assets and group undertakings to a joint venture	–	–	–	159	–	159
Balances at 1 April 2000	7,485	–	–	(3,345)	9,700	13,840
Employee share option schemes – 78 million shares issued (note 34)	88	–	–	546	–	634
Movement relating to BT's employee share ownership trust[c]	–	–	–	–	(359)	(359)
Currency movements (including £65 million net gain in respect of foreign currency borrowings)[d]	–	–	–	–	429	429
Loss for the financial year (as restated)	–	–	–	–	(1,870)	(1,870)
Dividend (7.8p per ordinary share restated)	–	–	–	–	(571)	(571)
Adjustment to unrealised gain on transfer of assets and group undertakings to a joint venture	–	–	–	(49)	–	(49)
Balances at 1 April 2001	7,573	–	–	(2,848)	7,329	12,054
Rights issue[e]	2,272	–	–	3,604	–	5,876
Shares issued to special purpose trust[f]	65	–	–	108	–	173
Other allotments of ordinary shares prior to demerger – 52 million shares issued	61	–	–	160	–	221
Distribution relating to demerger of mmO2[g]	–	–	–	–	(19,490)	(19,490)
Capital reduction on 21 November 2001[h]	(9,537)	–	–	–	9,537	–
Goodwill, previously written off to reserves, taken back to the profit and loss account[b] (note 7)	–	–	–	–	68	68
Employee share option schemes – 1 million shares issued (note 34)	–	2	–	–	–	2
Movement relating to BT's employee share ownership trust[c]	–	–	–	–	(70)	(70)
Unrealised gain on start up of joint ventures	–	–	–	5	–	5
Realisation of gain made on start up of joint ventures	–	–	–	(2)	–	(2)
Movement in other reserves due to demerger	–	–	–	(2)	–	(2)
Currency movements (including £36 million net gain in respect of foreign currency borrowings)[d]	–	–	–	–	(15)	(15)
Profit for the financial year	–	–	–	–	995	995
Dividend (2.0p per ordinary share)	–	–	–	–	(173)	(173)
Balances at 31 March 2002	**434**	**2**	**–**	**1,025**	**(1,819)**	**(358)**

28. Reconciliation of movement in shareholders' funds continued

[a] On 19 November 2001, BT Group plc became the parent company of the group. As described in note 1, this transaction has been accounted for using the principles of merger accounting. These require the restatement of the opening capital balances to reflect the new parent company structure.

[b] Aggregate goodwill at 31 March 2002 in respect of acquisitions completed prior to 1 April 1998 of £1,254 million (2001 – £1,383 million, 2000 – £1,383 million) has been written off against retained earnings in accordance with the group's accounting policy. The goodwill written off against retained earnings will be charged in the profit and loss account on the subsequent disposal of the business to which it related.

[c] During the year ended 31 March 2002 the company issued shares at a market value of £154 million (2001 – £400 million) in respect of the exercise of options awarded under its principal savings-related share option scheme. Employees paid £84 million (2001 – £145 million) to the group for the issue of these shares and the balance of £70 million (2001 – £255 million) comprised contributions to the qualifying employee share ownership trust from group undertakings. The movement relating to BT's Employee Share Ownership Trust in 2001 included the writedown of shares held in trust.

[d] The cumulative foreign currency translation adjustment, which increased retained earnings at 31 March 2002, was £217 million (2001 – £278 million increase, 2000 – £151 million decrease).

[e] The group's rights issue closed on 15 June 2001, when British Telecommunications plc was the parent company of the group. A total of 1,976 million ordinary shares of 25p each was issued at 300p per share in a 3 for 10 rights issue. Of the total of £5,876 million raised, net of £52 million expenses, £494 million was credited to share capital and £5,382 million to the share premium account of British Telecommunications plc. Following the introduction of BT Group plc as the parent company of the group, the increase in consolidated share capital has been restated to reflect the nominal value of BT Group plc shares and the balance has been credited to other reserves.

[f] In connection with outstanding share options at the date of demerger, 57 million British Telecommunications plc ordinary shares were issued on 14 November 2001 to a special purpose trust. Of the consideration of £173 million, £159 million was credited to the share premium account of British Telecommunications plc. Following the introduction of BT Group plc as the parent company of the group, the increase in consolidated share capital has been restated to reflect the nominal value of BT Group plc shares and the balance has been credited to other reserves.

[g] The demerger distribution of £19,490 million represents the net assets of mmO2, including purchased goodwill, as at the date of the demerger. See also the note on the face of the group profit and loss account for the year ended 31 March 2002.

[h] Following the approval of the Court, the nominal value of BT Group shares was reduced from 115p per share to 5p per share on 21 November 2001 by way of a reduction of capital under section 135 of the Companies Act 1985. The surplus of £9,537 million arising from this reduction has been credited to group profit and loss reserve.

29. Related party transactions

Under the terms of the demerger, BT Group and mmO2 have, through arm's length negotiations, entered into a number of agreements to define the continuing relationships between the groups. These agreements include trading agreements (for IT, telecommunications, network, field operation and maintenance services, PMP (point to multi-point) frequency usage and technical services) and shared services agreements (for administrative services, site sharing and occupancy licences).

Since the demerger, BT Group has charged £235 million and has incurred charges of £245 million from mmO2 in respect of services described above. As at 31 March 2002, BT Group owed £89 million to and was owed £126 million by mmO2.

In the year ended 31 March 2002, the group's turnover with Concert amounted to £843 million (2001 – £804 million) and it purchased £574 million (2001 – £612 million) in services and products from Concert. In addition, the group provided certain support services to Concert, including the secondment of staff, which totalled £135 million (2001 – £168 million) and is shown as other operating income. Interest for the year of £24 million (2001 – £41 million) was receivable on long-term debt due from Concert at a rate of 5.6%. The amount of debt outstanding at 31 March 2002 was £nil (2001 – £651 million). The maximum debt outstanding during the year was £651 million (2001 – £674 million). As at the latest practicable date, 30 April 2002, the balance of the loan was £nil.

In the year ended 31 March 2002, the group's turnover with its other associates and joint ventures amounted to £15 million (2001 – £21 million, 2000 – £64 million) and the group purchased £99 million (2001 – £63 million, 2000 – £nil) in services and products from these undertakings. Interest for the year of £1 million (2001 – £81 million) was receivable on debt due from these undertakings. Interest was charged on debt at a rate of 5.2%. The amount of debt outstanding with these joint ventures, at 31 March 2002, was £22 million (2001 – £73 million). The maximum debt outstanding during the year was £73 million (2001 – £3,332 million). As at the latest practicable date, 30 April 2002, the amount of debt outstanding was £22 million.

30. Financial commitments, contingent liabilities and subsequent events

	2002 £m	2001 £m
Contracts placed for capital expenditure not provided in the accounts	**740**	1,231
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:		
Within one year	**13**	7
Between one and five years	**11**	32
After five years	**314**	110
Total payable within one year	**338**	149

Future minimum operating lease payments for the group at 31 March 2002 were as follows:	2002 £m
Payable in the year ending 31 March:	
2003	**338**
2004	**342**
2005	**346**
2006	**352**
2007	**355**
Thereafter	**9,923**
Total future minimum operating lease payments	**11,656**

Operating lease commitments were mainly in respect of leases of land and buildings.

At 31 March 2002, other than disclosed below there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group's business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with mmO2 on 19 November 2001, amounting to US$91 million (£64 million) as at 31 March 2002. mmO2 plc has given BT a counterindemnity for these guarantees.

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.

Subsequent events

On 1 April 2002, the Concert global joint venture was unwound with the businesses, customer accounts and networks being returned to the two parent companies, with BT and AT&T each taking ownership of substantially those parts of Concert originally contributed by them. Some 2,300 people have joined BT on completion. The working capital and other liabilities of Concert on completion were divided equally between BT and AT&T, with the exception that BT receives an additional US$400 million reflecting the allocation of the businesses. Of this, US$50 million was received before 31 March 2002. US$161 million has subsequently been received and the balance is expected to be received in Autumn 2002.

On completion BT ceased to have any interest in AT&T Canada, and was released from its future expenditure commitment associated with AT&T Canada.

The profit and loss account reflects a charge of £253 million for the estimated Concert unwind costs.

31. Pension costs

The total pensions cost of the group expensed within staff costs was £361 million (2001 – £326 million, 2000 – £167 million), of which £327 million (2001 – £315 million, 2000 – £159 million) related to the group's main defined benefit pension scheme, the BT Pension Scheme (BTPS). The increase in the year ended 31 March 2002 was mainly attributable to the reduced amortisation of the combined pension fund position and pension provision, as the provision became a prepayment in the year. The significant increase in cost in the year ended 31 March 2001 was mainly attributable to the 31 December 1999 actuarial valuation forming the basis of the charge, the general trend towards longer life expectancy and a smaller amortisation of the combined pension fund position and pension provision held in the group balance sheet.

The pension cost applicable to defined contribution schemes in the year ended 31 March 2002 was £5 million, and there were no outstanding contributions to the schemes at 31 March 2002.

BT Pension Scheme

The pension costs for the years ended 31 March 2002 and 2001 were based on the valuation of the BTPS at 31 December 1999. The pension cost for the year ended 31 March 2000 was based on the valuation of the BTPS at 31 December 1996. The valuation was carried out for the scheme trustees by professionally qualified independent actuaries, using the projected unit method. The valuations were determined using the following long-term assumptions:

	Rates (per annum)	
	1999 valuation %	1996 valuation %
Return on existing assets, relative to market values	**5.45**	7.95
(after allowing for a real increase in dividends of)	**1.00**	0.75
Return on future investments	**7.12**	8.42
Average increase in retail price index	**3.00**	4.00
Average future increases in wages and salaries	**4.80**	5.82
Average increase in pensions	**3.00**	3.75-4.00

At 31 December 1999, the assets of the BTPS had a market value of £29,692 million and, taking account of the special contribution by the company in March 2000, were sufficient to cover 96.8% of the benefits that had accrued to members by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees taking early retirement under release schemes since that date. This cost, which amounted to £173 million in the year ended 31 March 2002 (2001 – £429 million), will be taken into account in the next actuarial valuation due to be undertaken at 31 December 2002. The costs for the financial year ended 31 March 2000 (£140 million) were taken into account in the 31 December 1999 valuation.

For the purpose of determining the group's pension expenses in the years ended 31 March 2002 and 2001, the same assumptions were used as set out above for the December 1999 valuation, with the exception that, over the long term, it has been assumed that the return on the existing assets of the scheme, relative to market values, would be 5.6% per annum (allowing for real equity dividend growth of 1.25% per annum).

In the year ended 31 March 2002, the group made regular contributions of £303 million (2001 – £308 million, 2000 – £253 million) and additional special and deficiency contributions of £600 million (2001 – £300 million, 2000 – £230 million). The group will continue to make employer's contributions at a rate of 11.6% of pensionable pay in the year ending 31 March 2003 and an annual deficiency payment of £200 million. It will also pay a special contribution in the year ended 31 March 2003 which is expected to amount to approximately £130 million in respect of redundancies and early leavers in the year ended 31 December 2001.

The BTPS was closed to new entrants on 31 March 2001. The age profile of active members will consequently increase. Under the projected unit method, the current service cost, as a proportion of the active members' pensionable salaries, will increase as the members of the scheme approach retirement.

Certain activities of the BTPS are carried out at the company's pension centre, all costs of which are borne by the company. These costs have not been apportioned for accounting purposes between those attributable to the BTPS and those attributable to the company because functions maintained for both entities cannot be meaningfully divided between them. The company occupies seven properties owned by the scheme on which an annual rental of £3 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2002, the UK equities included 55 million (2001 – 51 million) ordinary shares of the company with a market value of £154 million (2001 – £258 million).

Following a High Court judgement made in October 1999, the BTPS is liable to pay additional benefits to certain former employees of the group who left on voluntary redundancy terms. These were former employees, in managerial grades, who had joined the group's business prior to 1 December 1971. The value of the additional benefits at 31 March 2002 is estimated at £200 million and was reflected in the actuarial valuation at 31 December 1999.

31. Pension costs continued

FRS 17 – Retirement benefits

The group continues to account for pensions in accordance with SSAP 24. FRS 17, the new UK accounting standard on retirement benefits, is not mandatory for the group until the year ending 31 March 2004. The transitional disclosures required by this standard on the group's pension liabilities and scheme assets at 31 March 2002 follows.

The financial assumptions used to calculated the BTPS liabilities under FRS 17 are:

	Rates (per annum) %
Average future increases in wages and salaries	4.0
Average increase in pensions in payment and deferred pensions	2.5
Rate used to discount scheme liabilities	6.0
Inflation – average increase in retail price index	2.5

The expected rate of return and fair values of the assets of the BTPS at 31 March 2002 were:

	Expected long-term rate of return (per annum) %	Fair value £b
UK equities	8.0	11.1
Non-UK equities	8.0	8.1
Fixed-interest securities	5.6	3.0
Index-linked securities	4.8	1.9
Property	7.0	2.8
Cash and other	4.5	0.2
Total		**27.1**

The fair value of the BTPS assets, the present value of the BTPS liabilities based on the financial assumptions set out above, and the resulting deficit, together with those of unfunded pension liabilities at 31 March 2002 were:

	Assets £m	Present value of liabilities £m	Deficit £m
BTPS	27,100	28,900	1,800
Unfunded liabilities	–	30	30
Total deficit			1,830
Deferred tax asset at 30%			(549)
Net pension liability			**1,281**

If the above amounts had been recognised in the financial statements, the group's net deficiency and profit and loss reserve at 31 March 2002 would be as follows:

	£m
Net deficiency	
Net deficiency excluding net pension liability	(560)
Net pension liability	(1,281)
Net deficiency including net pension liability	**(1,841)**
Profit and loss reserve	
Profit and loss reserve excluding net pension liability	(1,819)
Net pension liability	(1,281)
Profit and loss reserve including net pension liability	**(3,100)**

32. Directors

Directors' emoluments

The emoluments of the directors for the year ended 31 March 2002 and the benefits received under the long-term incentive plans were, in summary, as follows:

	2002 £000	2001 £000	2000 £000
Salaries	**2,223**	2,199	1,878
Performance-related bonus	**1,691**	1,036	1,295
Deferred bonus in shares	**492**	531	573
Other benefits	**160**	182	148
	4,566	3,948	3,894
Payments to non-executive directors[a]	**414**	388	302
Total emoluments	**4,980**	4,336	4,196
Gain on the exercise of share options[b]	**75**	–	–
Value of shares vested under the Executive Share Plan and the Performance Share Plan[c d]	**483**	782	1,845

[a]Payments to non-executive directors include fees paid to their principal employer of £nil (2001 – £nil, 2000 – £nil).
[b]The amount for the year ended 31 March 2002 is entirely attributable to former directors.
[c]The amount for the year ended 31 March 2000 includes £834,000 attributable to a former director.
[d]The amount for the year ended 31 March 2001 is entirely attributable to former directors.

More detailed information concerning directors' remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the report on directors' remuneration from pages 62 to 69.

33. People employed

	2002		2001		2000	
	Year end '000	**Average '000**	Year end '000	Average '000	Year end '000	Average '000
Number of employees in the group:						
UK	**100.1**	**104.9**	106.4	109.7	115.9	114.6
Non-UK	**8.5**	**9.7**	10.4	8.6	4.9	6.0
Total continuing activities	**108.6**	**114.6**	116.8	118.3	120.8	120.6
UK	**–**	**5.8**	11.5	10.6	10.1	9.2
Non-UK	**–**	**4.4**	8.7	4.5	5.9	2.3
Total discontinued activities	**–**	**10.2**	20.2	15.1	16.0	11.5
Total employees	**108.6**	**124.8**	137.0	133.4	136.8	132.1

34. Employee share schemes

The company has a share ownership scheme used for employee share allocations (profit sharing), an employee share investment plan, savings-related share option schemes for its employees and those of participating subsidiaries, further share option schemes for selected group employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives.

Share option schemes

The major share option scheme, the BT Employee Sharesave Scheme, is savings related and the share options are normally exercisable on completion of a three or five year Save As You Earn contract. A similar savings related scheme exists for group employees based outside the UK. Following BT's rights issue in 2001, the option prices under these schemes were reduced and the number of shares under option was increased, by a factor of approximately 11.3%. The table on the following page sets out the adjusted figures.

Following the rights issue, options under the BT Share Option Scheme, the BT US Stock Option Plan, the BT Worldwide Share Option Scheme, and the BT Global Share Option Plan (the 'Executive Option Plans') were adjusted in the same way as the options under the Sharesave schemes.

34. Employee share schemes continued

Following the scheme of arrangement and demerger in November 2001, all options under the savings related schemes became exercisable for a period of six months. On expiry of this period, these options lapsed to the extent to which they had not been exercised. Shortly before the scheme of arrangement, 57 million shares were allotted to a special purpose trust to satisfy options which were likely to be exercised during that six month period.

Participants in the Executive Option Plans were given the opportunity to (i) conditionally on the scheme of arrangement being sanctioned by the Court, release their options over British Telecommunications plc shares in consideration for the grant of options in their employer's new holding company (BT Group plc or mmO2 plc); or (ii) if their options were already exercisable, exercise their options over ordinary shares irrespective of whether the scheme of arrangement was sanctioned by the Court; or (iii) if their options were not already exercisable, conditionally on the scheme of arrangement being sanctioned by the Court, exercise their options immediately following that time but prior to the reduction of BT Group's share capital.

To the extent that they had not already been exercised, these options lapsed on 16 November 2001, the effective date of the scheme of arrangement.

On 17 December 2001, replacement unapproved options over BT Group shares were granted under the BT Group Legacy Option Plan to all participants in the Executive Option Plans who had released their options over British Telecommunications plc shares. The value of the replacement options was determined by averaging the combined prices of BT Group plc and mmO2 plc shares over the 20 dealing days following the demerger on 19 November 2001. This resulted in a factor of 1.3198 being applied to the former option over British Telecommunications plc shares in order to give the number of BT Group shares under the new option. The option prices of the original options were also adjusted to take account of the different number of shares under option.

Options outstanding under these share option schemes at 31 March 2002 and 2001, together with their exercise prices and dates, were as follows:

Normal dates of exercise	2002 Option price per share (adjusted)	**2002 millions (adjusted)**	2001 Option price per share	2001 millions
Savings-related schemes				
British Telecommunications plc shares				
2001	240p	–	267p	58
2001	523p	–	583p	3
2002	322p	**26**	359p	44
2002	852p	**2**	949p	3
2003	465p	**30**	518p	35
2003	734p	**3**	818p	5
2004	757p	**13**	844p	23
2005	653p	**18**	727p	32
Total		**92**		203
BT Group Legacy Option Plan				
British Telecommunications plc shares				
1993-2009	–	–	289p–1206p	5
2001-2010	–	–	885p	2
2002-2011	–	–	885p	3
2003-2011	–	–	885p	3
2004-2011	–	–	–	–
BT Group plc shares				
1993-2009	231p–727p	**4**	–	–
2001-2010	602p	**3**	–	–
2002-2011	602p	**6**	–	–
2003-2011	602p	**6**	–	–
2004-2011	318p	**3**	–	–
Total		**22**	–	13

34. Employee share schemes continued

On the demerger, BT's share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave schemes and the BT Group Global Share Option Plan.

During the year ended 31 March 2002, BT Group granted options over 186 million shares (2001 – 49 million, 2000 – 34 million) of which 160 million were under employee sharesave schemes and 24 million were under the BT Group Legacy Option Plan. Options over 2 million shares were granted under the BT Group Global Share Option Plan in February 2002.

Options outstanding under the BT Group Employee Sharesave schemes and the BT Group Global Share Option Plan as at 31 March 2002 were as follows:

Normal dates of exercise	Option price per share	Number of ordinary shares millions
BT Group Employee Sharesave schemes		
2005	218p	56
2007	218p	104
Total		160
BT Group Global Share Option Plan		
2005–2012	263p	2
Total		162

The weighted average fair value of share options granted during the year ended 31 March 2002 has been estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used in that model: an expected life extending one month later than the first exercise date; estimated annualised dividend yield of approximately 5% (2001 – 2%, 2000 – 2%); risk free interest rates of approximately 6% (2001 – 7%, 2000 – 6%); and expected volatility of approximately 34% (2001 – 41%, 2000 – 40%).

The weighted average fair value of the share options granted in the year ended 31 March 2002 was 55p (2001 – 329p, 2000 – 413p) for options exercisable three years after the date of grant and 55p (2001 – 424p, 2000 – 524p) for options exercisable five years after the date of grant. The total value of share options granted by BT in the year ended 31 March 2002 was £88 million (2001 – £168 million, 2000 – £170 million). In accordance with UK accounting practices, no compensation expense is recognised for the fair value of options granted. See *United States Generally Accepted Accounting Principles – IV Accounting for share options* for the treatment under US GAAP.

BT Group Employee Share Investment Plan

From December 2001 the new BT Group Share Investment Plan (ESIP) was in operation. This plan, which has been approved by the Inland Revenue, gives UK employees an opportunity to purchase shares monthly out of pre-tax salary up to a maximum of £125 per month. During the year ended 31 March 2002, 667,000 shares were purchased by the trustee of the ESIP on behalf of employees at a total cost of £1.8 million.

34. Employee share schemes continued

Options granted, exercised and lapsed under these share option schemes during the years ended 31 March 2000, 2001 and 2002 and options exercisable at 31 March 2000, 2001 and 2002 were as follows:

	Savings related schemes millions	Executive option plans millions	Total millions	Exercise price range	Weighted average exercise price
Outstanding, 31 March 1999	237	6	243	267p–1053p	356p
Granted	33	1	34	844p–1206p	862p
Exercised	(36)	(1)	(37)	267p–949p	333p
Lapsed	(8)	–	(8)	267p–1043p	366p
Outstanding, 31 March 2000	226	6	232	267p–1206p	432p
Granted	41	8	49	534p–885p	751p
Exercised	(46)	(1)	(47)	168p–1315p	319p
Lapsed	(17)	(1)	(18)	168p–1351p	619p
Outstanding, 31 March 2001	204	12	216	168p–1351p	564p
Rights issue adjustment	21	2	23	–	–
Granted	–	6	6	420p	420p
Exercised	(83)	(1)	(84)	240p–523p	259p
Lapsed	(50)	–	(50)	240p–852p	622p
Outstanding pre demerger	92	19	111		
Lapsed at demerger	–	(19)	(19)	299p–959p	595p
Outstanding at demerger	92	–	92		
Granted[a]	–	26	26	231p–727p	413p
Exercised[a]	–	(1)	(1)	231p–292p	232p
Lapsed[a]	–	(1)	(1)	318p–602p	358p
Outstanding, 31 March 2002 (adjusted for rights issue)[b]	**92**	**24**	**116**		
Exercisable, 31 March 1999	–	4	4	289p–460p	369p
Exercisable, 31 March 2000	–	3	3	289p–460p	369p
Exercisable, 31 March 2001	–	3	3	289p–460p	369p
Exercisable, 31 March 2002	47	7	54	218p–852p	395p

[a] The options granted, lapsed and exercised post demerger under the Executive option plans relate to options over BT Group shares under the BT Group Legacy Option Plan and the BT Group Global Share Option Plan. All other options are in respect of British Telecommunications plc shares.
[b] In addition, as shown on page 118, options over 160 million shares were granted under the BT Group Employee Sharesave Scheme during the year. This resulted in outstanding options over BT Group shares totalling 184 million and outstanding options over British Telecommunications plc shares totalling 92 million as at 31 March 2002.

BT Incentive Share Plan and BT Retention Share Plan

The BT Incentive Share Plan (ISP) and the BT Retention Share Plan (RSP) were introduced for employees of the group in 2001. Under the plans, company shares are acquired by an employee share ownership trust and are conditionally awarded to participants. Under the ISP participants are normally only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. If the company has exceeded the pre-determined corporate performance measure the participants may be awarded up to double the shares conditionally awarded. The corporate performance measure assesses the company's overall performance against those top 100 companies listed on the London Stock Exchange, as rated by the *Financial Times* (the FTSE 100 index), at the beginning of the relevant performance period. Under the RSP the length of retention period before awards vest is flexible. Awards may vest in annual tranches. The shares are transferred at the end of a specified period, only if the individual is still employed by the group. During the year, 162,772 shares vested in 12 participants in the RSP.

BT Executive Share Plan, BT Performance Share Plan and BT Deferred Bonus Plan

The BT Executive Share Plan (ESP) and the BT Performance Share Plan (PSP) were introduced for employees of the group in 1994 and 1995 respectively. Under the plans, company shares are acquired by an employee share ownership trust and are conditionally awarded to participants. Participants are only entitled to these shares in full at the end of a five-year period under the ESP and the end of a three-year period, under the PSP if, at the end of the applicable period, the company has met the relevant pre-determined corporate performance measure. Awards of shares were granted in each of the years from 1994 to 1999 under the ESP and from 1995 to 1997 under the first performance cycle of the PSP.

34. Employee share schemes continued

In 1994, 1995 and 1996 ESP participants could invest 50% of their annual bonus in the ESP for the purchase of shares. These invested shares were matched by the company.

Further awards of shares were granted in 1998 and 1999 under the second three-year performance cycle of the PSP. The corporate performance measure assesses the company's overall performance against those top 100 companies listed on the London Stock Exchange, as rated by the *Financial Times* (the FTSE 100 index), at the beginning of the relevant performance period.

The third five-year performance cycle of the ESP ended on 31 July 2001 and on the basis of the corporate measure, the company's Total Shareholder Return (TSR) target relative to the other companies in the FTSE 100, 85% (2001: 100%) of the shares vested on 1 August 2001 in 62 participants (2000: 54 participants) and 1.2 million shares (2000: 0.7 million shares) were transferred to those participants.

The first three-year performance cycle of the PSP ended on 31 July 1998 and on the basis of the corporate measure, the company's Total Shareholder Return target relative to the other companies in the FTSE 100, 90% of the shares vested on 19 August 1998 in 745 participants and 5.0 million shares were transferred to those participants.

The second and final three-year performance cycle of the PSP ended on 31 March 2001 and on the basis of the corporate measure, the company's TSR target relative to other companies in the FTSE 100, 80% of the shares vested on 1 August 2001 to 1,436 participants and 1.6 million shares were transferred to those participants.

The BT Deferred Bonus Plan (DBP) was established in 1998 and awards were granted to employees of the group in July 1998, 1999, 2000 and June 2001. Under this plan, shares in the company are acquired by an employee share ownership trust and transferred to participants at the end of three years if he or she has continued to be employed by the group throughout that period. On 1 August 2001, 303,326 shares were transferred to 154 participants at the end of the three-year deferred period.

At 31 March 2002, 24.6 million BT Group plc shares (2001 – 19.1 million British Telecommunications plc shares) in the company were held in trust for employee share schemes, of which 16.5 million BT Group plc shares (2001 – 9.7 million British Telecommunications plc shares) were held for the ISP, 1.1 million BT Group plc shares (2001 – 0.4 million British Telecommunications plc shares) were held for the RSP, 4.4 million BT Group plc shares (2001 – 5.4 million British Telecommunications plc shares) were held for the ESP, no shares (2001 – 2.0 million British Telecommunications plc shares) were held for the PSP and 2.7 million BT Group plc shares (2001 – 1.6 million British Telecommunications plc shares) were held for the DBP. Dividends or dividend equivalents earned on the shares during the conditional periods are reinvested in company shares for the potential benefit of the participants. The Trustees sold sufficient rights during the rights issue to enable it to take up the remainder. The additional shares were added to the contingent awards of participants.

All awards of British Telecommunications plc shares were, following the scheme of arrangement and demerger, converted into awards of shares in the employer's holding company (BT Group plc or mmO2 plc). The value of the awards was determined by combining the prices of BT Group and mmO2 shares over the 20 dealing days following the demerger on 19 November 2001. This gave a factor for the adjustment of awards of British Telecommunications plc shares into BT Group shares of 1.3198. For awards which were subject to TSR, the TSR of British Telecommunications plc was measured up to 20 days following the demerger and, after that date, the TSR of BT Group will be measured for the remainder of the performance period.

For awards under the ESP which were granted in 1997, the TSR of BT was measured at the date 20 days following the demerger and the awards of shares will vest on the basis of the TSR position on 17 December 2001. BT's TSR was at 57th position against the FTSE 100 on that date and, as a result, 32.5% of the shares will vest on 1 August 2002.

Following the demerger, the BT plans were replaced by the BT Group Incentive Share Plan, the BT Group Deferred Bonus Plan and the BT Group Retention Share Plan.

Additional information relating to the plans is as follows:

Year ended 31 March 2002	ISP £m	RSP £m	ESP £m	DBP £m	**Total £m**
Value of range of possible future transfers: nil to	46.0	3.0	12.3	7.5	**68.8**
Provision for the costs of the plans charged (credited) to the profit and loss account in year	–	5.4	(9.2)	2.1	**(1.7)**
Nominal value of shares held in trust	0.8	0.1	0.2	0.1	**1.2**
Market value of shares held in trust	46.0	3.0	12.3	7.5	**68.8**

Year ended 31 March 2001	PSP £m	ISP £m	RSP £m	ESP £m	DBP £m	**Total £m**
Value of range of possible future transfers: nil to	10.2	25.2	2.2	24.7	6.7	**69.0**
Provision for the costs of the plans charged (credited) to the profit and loss account in year	(1.7)	–	1.5	5.8	2.5	**8.1**
Nominal value of shares held in trust	0.5	2.4	0.1	1.4	0.4	**4.8**
Market value of shares held in trust	10.2	49.7	2.2	27.3	8.3	**97.7**

34. Employee share schemes continued

The values of possible future transfers of shares under the plans were based on the BT Group plc's share price at 31 March 2002 of 280p (2001 – BT plc share price of 510p). The provisions for the costs of the ISP, RSP, ESP and PSP were based on best estimates of the company's performance over the plans' conditional periods, relating to those portions of the plan conditional periods from commencement up to the financial year end.

Employee Stock Purchase Plan

The BT Employee Stock Purchase Plan (ESPP) operated from December 2000 to 30 June 2001 for employees in the US. Under this plan employees could purchase American Depositary Shares (ADSs) on a monthly basis at a price equal to the lower of (i) 85% of the average trading price of the ADSs on the New York Stock Exchange on the date of which the purchase rights are granted and, (ii) 85% of the average trading price of the ADSs on the date of purchase. During the period from 31 March 2001 to 5 July 2001, the discounted price ranged between US$49.02 and US$72.89 (2001 – US$65.98 and US$154.88) per ADS and 0.7 million shares (2001 – 0.1 million) were issued under the plan.

The BT ESPP ceased to operate in June 2001 prior to the demerger of mmO2. The first offer under the BT Group Employee Stock Purchase Plan was made in December 2001. The BT Group ESPP enables participants to purchase ADSs quarterly at a price which is 85% of the market price of an ADS at the start of the offer (and in the case of employees who have joined after the start of the offer, 85% of the market price on that date, whichever is higher). 29,000 shares have been issued under the BT Group ESPP.

35. Auditors

The auditors' remuneration for the year ended 31 March 2002 for the group was £2,702,000 (2001 – £3,639,000, 2000 – £2,650,000). The audit fees payable to the company's auditors, PricewaterhouseCoopers, for the company and UK subsidiary undertakings' statutory accounts were £1,656,000 (2001 – £2,100,000, 2000 – £2,063,000). The audit fee of the company was £44,000 for the year ended 31 March 2002.

The following fees for non-audit services were paid or are payable to the company's auditors, PricewaterhouseCoopers, in the UK for the years ended 31 March 2002, 31 March 2001 and 31 March 2000:

	2002 £000	2001 £000	2000 £000
Rights issue, restructuring and demerger projects	**14,161**	9,756	–
Regulatory work	**1,142**	1,130	1,252
Tax work	**1,075**	1,539	1,155
Concert global venture related work	**591**	1,196	5,117
Systems advice	**2,565**	1,360	1,461
Corporate Finance advice	**982**	730	1,810
Other	**2,167**	512	1,950
Total	**22,683**	16,223	12,745

In addition, fees of £2,540,000 were paid or are payable to PricewaterhouseCoopers for the year ended 31 March 2002 (2001 – £3,025,000, 2000 – £6,382,000) in respect of audit and other services to the company's subsidiary undertakings outside the UK.

36. Financial instruments and risk management

The group holds or issues financial instruments mainly to finance its operations; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments – for example trade debtors and trade creditors – arise directly from the group's operations.

The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and, short-term loans, principally by issuing commercial paper and medium-term notes. The group borrows in the major long-term debt markets in major currencies and significant new long-term debt was taken on in the year ended 31 March 2001. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, gilt locks, currency swaps and forward currency contracts.

The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investing in financial instruments is undertaken on behalf of the group by external substantial fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.

36. Financial instruments and risk management continued

During the year ended 31 March 2002, net debt was reduced from £27.9 billion to £13.7 billion mainly by the group's rights issue, disposal of its Yell business, its Japanese and Spanish interests, and the property sale and leaseback transaction.

The proceeds of the rights issue and sale of assets have been applied mainly in reducing short-term borrowings. The group has repaid substantially all of its medium-term notes and commercial paper in the year. As a result of the demerger of the mmO2 business including its European operations, the group has swapped an additional €7 billion into floating rate sterling debt. This, in conjunction with the novation of £1 billion fixed rate swaps to Telereal for the property transaction, has enabled the group to maintain its fixed:floating ratio at approximately 88:12.

During the year ended 31 March 2001, net debt increased from £8.7 billion to £27.9 billion mainly as a result of the group making acquisitions of businesses and third-generation mobile licences. This increase in debt was funded primarily by the issuance of long-term debt together with use of the group's medium-term note programme. As a result of this, together with the group's interest rate swap activity, the borrowing profile changed during that year from one mainly at floating rates to one with a fixed: floating rate ratio of approximately 70:30. This change was in line with the group's intention to limit the group's exposure to interest rate increases given the substantial size of the group's debt portfolio at the time. During the second quarter of the year ended 31 March 2001, it was not practical for the group to issue longer-term debt in the global capital markets. The group therefore pre-hedged its desired fixed rate profile by transacting £9.3 billion of interest rate swaps with maturities ranging from five to 30 years at a weighted average fixed interest payable rate of 6.2%.

During the year ended 31 March 2000, net debt increased from £953 million to £8,700 million primarily as a result of the group making acquisitions of businesses and interests in joint ventures and associates. This increase in debt was primarily funded under the group's commercial paper programmes. As a result, the group's borrowing profile changed during that year from one at fixed rates to one mainly at floating rates.

The group uses financial instruments to hedge some of its currency exposures arising from its non-UK assets, liabilities and forward purchase commitments. The group also hedges some of its interest liabilities. The financial instruments used comprise borrowings in foreign currencies, forward foreign currency exchange contracts, gilt locks and interest and currency swaps.

There has been no change in the nature of the group's risk profile between 31 March 2002 and the date of these financial statements.

The notional amounts of derivatives summarised below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure of the exposure of the group through its use of derivatives. The amounts exchanged are calculated on the notional amounts and other terms of the derivatives which relate to interest and exchange rates.

(a) Interest rate risk management

The group has entered into interest rate swap agreements with banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Under gilt locks, forward sales of UK government long-dated treasury stock were entered into for periods of up to one year. This hedge effectively fixed in the interest on part of the group's then future borrowings, all of which have now been taken on.

At 31 March 2002, the group had outstanding interest rate swap agreements having a total notional principal amount of £7,870 million (2001 – £9,574 million).

(b) Foreign exchange risk management

Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investments, interest expense and purchase and sale commitments denominated in foreign currencies (principally US dollars, the euro and the yen). The remaining terms of the currency swaps are up to 30 years and the terms of currency forward exchange contracts are typically less than one year. The purpose of the group's foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.

At 31 March 2002, the group had outstanding foreign currency swap agreements and forward exchange contracts having a total notional principal amount of £16,670 million (2001 – £25,325 million).

36. Financial instruments and risk management continued

The fair values of forward foreign currency contracts at 31 March 2002 were £864 million (2001 – £4,388 million) for purchases of currency and £1,582 million (2001 – £601 million) for sales of currency. These fair values have been estimated by calculating their present values using the market discount rates, appropriate to the terms of the contracts, in effect at the balance sheet dates.

At 31 March 2002, the group had deferred unrealised gains of £1 million (2001 – £13 million) and losses of £13 million (2001 – £34 million), based on dealer-quoted prices, from hedging purchase and sale commitments, and in addition had deferred realised net gains of £20 million (2001 – £25 million). These are included in the profit and loss account as part of the hedged purchase or sale transaction when it is recognised, or as gains or losses when a hedged transaction is no longer expected to occur.

(c) Concentrations of credit risk and credit exposures of financial instruments

The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. The group does not normally see the need to seek collateral or other security.

The long-term debt instruments issued in December 2000 and February 2001 both contained covenants that if the group credit rating were downgraded below A3 in the case of Moody's or below A minus in the case of S&P, additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increases BT's interest charge by approximately £32 million per annum. BT's current credit rating from S&P is A minus. Based upon the total amount of debt of £12.8 billion outstanding on these instruments at 31 March 2002, BT's interest charge would increase by approximately £65 million per annum if BT's credit rating was to fall by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus.

(d) Fair value of financial instruments

The following table shows the carrying amounts and fair values of the group's financial instruments at 31 March 2002 and 2001. The carrying amounts are included in the group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors or other creditors or as part of net debt as appropriate. The fair values of the financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in forced or liquidation sale.

	Carrying amount		Fair value	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Non-derivatives:				
Assets				
Cash at bank and in hand	**158**	412	**158**	412
Short-term investments[a]	**4,590**	2,557	**4,605**	2,562
Fixed asset investments[b]	**373**	1,453	**450**	1,416
Liabilities				
Short-term borrowings[c]	**78**	10,220	**78**	10,219
Long-term borrowings, excluding finance leases[d]	**18,750**	20,592	**19,774**	20,852
Derivatives relating to investments and borrowings (net)[e]:				
Assets	**427**	259	**–**	–
Liabilities	**–**	–	**234**	370
Derivative financial instruments held or issued to hedge the current exposure on expected future transactions (net):				
Liabilities	**–**	–	**12**	21

[a]The fair values of listed short-term investments were estimated based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.
[b]The fair value of loans to joint ventures approximated to carrying value due to loans bearing commercial rates of interest. The fair values of listed fixed asset investments were estimated based on quoted market prices for those investments.
[c]The fair value of short-term borrowings approximated to carrying value due to the short maturity of the instruments.
[d]The fair value of the group's bonds, debentures, notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.
[e]The fair value of the group's outstanding foreign currency and interest rate swap agreements was estimated by calculating the present value, using appropriate discount rates in effect at the balance sheet dates, of affected future cash flows translated, where appropriate, into pounds sterling at the market rates in effect at the balance sheet dates.

36. Financial instruments and risk management continued

The following information is provided in accordance with the requirements of FRS 13 – "Derivatives and other financial instruments: disclosures". Except for disclosures under *currency exposures* below, the financial information excludes all of the group's short-term debtors and creditors.

Financial liabilities

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial liabilities at 31 March was:

	2002			2001		
Currency:	**Fixed rate financial liabilities £m**	**Floating rate financial liabilities £m**	**Total £m**	Fixed rate financial liabilities £m	Floating rate financial liabilities £m	Total £m
Sterling	**11,809**	**5,729**	**17,538**	13,501	10,528	24,029
US dollar	**118**	**–**	**118**	806	145	951
Euro	**173**	**611**	**784**	4,759	664	5,423
Yen	**–**	**–**	**–**	508	–	508
Total	**12,100**	**6,340**	**18,440**	19,574	11,337	30,911

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	2002		2001	
Currency:	**Weighted average interest rate %**	**Weighted average period for which rate is fixed Years**	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	**8.5**	**12**	7.5	16
US dollar	**8.0**	**7**	8.5	7
Euro	**6.7**	**8**	6.3	6
Yen	**–**	**–**	1.2	4
Total	**8.5**	**12**	7.1	13

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one day to one year by reference to LIBOR. The financial liabilities on which no interest is paid are due to mature within one year of the balance sheet date.

The maturity profile of financial liabilities is as given in note 25.

Financial assets

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial assets at 31 March was:

	2002				2001			
Currency:	**Fixed rate financial assets £m**	**Floating rate financial assets £m**	**Financial assets on which no interest is paid £m**	**Total £m**	Fixed rate financial assets £m	Floating rate financial assets £m	Financial assets on which no interest is paid £m	Total £m
Sterling	**15**	**4,724**	**255**	**4,994**	56	2,979	72	3,107
US dollar	**–**	**–**	**4**	**4**	–	293	371	664
Euro	**–**	**–**	**79**	**79**	19	315	87	421
Other	**–**	**–**	**35**	**35**	–	27	203	230
Total	**15**	**4,724**	**373**	**5,112**	75	3,614	733	4,422

The sterling fixed rate financial assets yield interest at a weighted average of 4.3% (2001 – 6.3%) for a weighted average period of 39 months (2001 – 30 months).

The floating rate financial assets bear interest at rates fixed in advance for periods up to one year by reference to LIBOR.

36. Financial instruments and risk management continued

Currency exposures

The table below shows the currency exposures of the group's net monetary assets (liabilities), in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non-UK operations. At 31 March, these exposures were as follows:

	2002					2001				
	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m
Functional currency of group operation:										
Sterling	–	1	(1)	–	–	–	3	3	2	8
Euro	27	(42)	–	8	(7)	1	(21)	–	(5)	(25)
Other	–	–	–	–	–	–	2	–	–	2
Total	27	(41)	(1)	8	(7)	1	(16)	3	(3)	(15)

The amounts shown in the table above take into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage those currency exposures.

At 31 March 2002, the group also held various forward currency contracts that the group had taken out to hedge expected future foreign currency purchases and sales.

Fair values of financial assets held for trading	2002 £m	2001 £m
Net gain included in profit and loss account	**50**	62
Fair value of financial assets held for trading at 31 March	**1,510**	530

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2002 did not differ materially from the year end position.

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the years ended 31 March 2002 and 31 March 2001 are as follows:

	2002		2001	
	Gains £m	Losses £m	Gains £m	Losses £m
Gains and losses:				
recognised in the year but arising in previous years[a]	**27**	**7**	35	31
unrecognised at the balance sheet date	**99**	**772**	323	973
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	**71**	**73**	106	36
expected to be recognised in the following year:				
unrecognised at balance sheet date	**22**	**61**	73	96
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	**16**	**27**	27	7

[a]Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

Average effective interest rates

The interest basis of interest rate swap agreements used, the notional amounts, their average maturities and weighted average interest rates are shown below:

	Average maturity	Notional amount £m	Average interest receivable rate %	Average interest payable rate %
Pay fixed interest and receive variable interest	Over 5 years	7,120	6.5	4.2
Pay variable interest and receive fixed interest	Under 5 years	750	5.5	6.4

36. Financial instruments and risk management continued

The rates of the variable rate portion of the swaps are based on quoted rates. In calculating the average variable rates, the latest rates agreed with the counterparty on each swap have been used. Changes in interest rates will affect the variable rate information disclosed above.

Unused committed lines of credit

Unused committed lines of credit for short-term financing available at 31 March 2002 totalled approximately £2,100 million (2001 – £16,750 million), which was in support of a commercial paper programme or other borrowings. These lines of credit are available for up to one year.

37. Company balance sheet

	2002 £m	2001[a] £m
Fixed assets		
Investment in subsidiary undertaking[b]	9,971	–
Total fixed assets	9,971	–
Current assets		
Debtors[c]	174	–
Investments[d]	1	–
Cash at bank and in hand	–	–
Total current assets	175	–
Creditors: amounts falling due within one year[e]	173	–
Net current assets	2	–
Total assets less current liabilities	9,973	–
Capital and reserves		
Called up share capital[f]	434	–
Share premium account[f]	2	–
Profit and loss account[f]	9,537	–
Total equity shareholders' funds	9,973	–

The financial statements of the company on pages 126 and 127 were approved by the board of directors on 21 May 2002 and were signed on its behalf by

Sir Christopher Bland Chairman
Ben Verwaayen Chief Executive
Ian Livingston Group Finance Director

[a] The company was incorporated on 30 March 2001 and at 31 March 2001 the company balance sheet comprised debtors of £2 and share capital of £2 representing two ordinary shares with a nominal value of £1.
[b] During the year ended 31 March 2002, the company acquired BT Group Investments Limited (BTGI) for £9,971 million (see note 1). BTGI is the intermediary holding company of British Telecommunications plc.
[c] Debtors consists of amounts owed by subsidiary undertakings of £173 million and other debtors of £1 million.
[d] The company invested in a listed investment, with a book value and market value of £1 million as at 31 March 2002.
[e] Creditors consists of dividends payable of £173 million.
[f] Capital and reserves are:

	Share capital[f] £m	Share premium account[g] £m	Profit and loss account £m	Total £m
Balances on incorporation at 30 March 2001	–	–	–	–
Balances at 31 March 2001	–	–	–	–
Issue of shares	9,971	–	–	9,971
Capital reduction	(9,537)	–	9,537	–
Movement relating to BT's employee share ownership trust	–	2	–	2
Profit for the financial year[h]	–	–	173	173
Dividend (2.0p per ordinary share)	–	–	(173)	(173)
Balance at 31 March 2002	434	2	9,537	9,973

[g] The share premium account, representing the premium on allotment of shares is not available for distribution.
[h] The profit for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £173 million. As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.

[i]At 30 March 2001, on incorporation, the authorised share capital of the company of £100 was divided into 100 ordinary shares of £1 each of which two ordinary shares were allotted, called up and fully paid on incorporation. On 10 September 2001, a further £44 of ordinary shares of £1 each were allotted, called up and fully paid, and the authorised share capital was increased to £23,000 million by the creation of 22,999,999,900 further ordinary shares of £1 each and one redeemable preference share of £50,025. The redeemable preference share carried no right to vote and carried the right to receive dividends at a cumulative fixed rate of 0.04% of its nominal value per annum but no other rights to participate in the profits of the company. By ordinary resolution of the shareholders dated 10 September 2001, the 23,000,000,000 ordinary shares of £1 each were consolidated and subdivided into 20,000,000,000 ordinary shares of 115 pence each. On 10 September 2001, by ordinary resolution of the shareholders, the allotted, issued and fully paid ordinary shares were consolidated and subdivided into 40 ordinary shares of 115 pence each.

On 19 November 2001, £9,971 million of further ordinary shares representing 8,670,033,916 shares of 115 pence each were allotted, issued and fully paid. On 20 November 2001, the authorised share capital was by virtue of a Special Resolution and with the sanction of an Order of the High Court of Justice reduced from £23,000 million divided into 20,000,000,000 ordinary shares of 115 pence each and one redeemable preference share of £50,025 to £13,463 million divided into 8,670,033,956 ordinary shares of 5 pence each, 11,329,966,044 ordinary shares of 115 pence each and one redeemable preference share of £50,025. The Special Resolution also subdivided each unissued ordinary share of 115 pence each into 23 ordinary shares of 5 pence each. On 20 November 2001 the authorised share capital of the company was accordingly £13,463 million divided into 269,259,252,968 ordinary shares of 5 pence each and one redeemable preference share of £50,025 of which 8,670,033,956 of the ordinary shares and the redeemable preference share were issued. This capital reduction reduced share capital by £9,537 million resulting in share capital of £434 million representing 8,670,033,956 ordinary shares of 5 pence each.

On 23 November 2001, the redeemable preference share was redeemed and, in accordance with the articles of association of the company, automatically converted into authorised ordinary share capital of 1,000,500 ordinary shares of 5 pence each.

The authorised ordinary share capital of the company at 31 March 2002 was £13,463 million representing 269,260,253,468 ordinary shares of 5 pence each. The allotted, called up and fully paid ordinary share capital of the company at 31 March 2002 was £434 million, representing 8,670,692,996 ordinary shares of 5 pence each.

Of the authorised but unissued share capital at 31 March 2002, 25 million ordinary shares were reserved to meet options granted under employee share option schemes described in note 34.

Ordinary shares allotted during the year were as follows:

	Number	Nominal value £m	Consideration £m
Acquisition of BTGI[j]	8,670,033,956	434	9,971
Other share option schemes	659,040	–	2
Totals for the year ended 31 March 2002	**8,670,692,996**	**434**	**9,973**

[j]Reflects nominal value of 5 pence per share following capital reduction from 115 pence per share.

United States Generally Accepted Accounting Principles

The group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain respects from those applicable in the US (US GAAP).

I Differences between United Kingdom and United States generally accepted accounting principles

The following are the main differences between UK and US GAAP which are relevant to the group's financial statements.

(a) Sale and leaseback of properties

Under UK GAAP, the sale of BT's property portfolio is treated as a fixed asset disposal and the subsequent leaseback is an operating lease. Under US GAAP, the transaction is regarded as "financing" and the land and buildings are recorded on the balance sheet at their net book value, an obligation equivalent to the cash proceeds is recognised and the gain on disposal is deferred until the properties are vacated by BT. Rental payments made by BT are reversed and replaced by a finance lease interest charge and a depreciation charge.

(b) Pension costs

Under UK GAAP, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24, costs being charged against profits over employees' working lives. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) Nos. 87 and 88. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits.

(c) Accounting for redundancies

Under UK GAAP, the cost of providing incremental pension benefits in respect of workforce reductions is taken into account when determining current and future pension costs, unless the most recent actuarial valuation, combined with the provision for pension costs in the group balance sheet, under UK actuarial conventions, shows a deficit. In this case, the cost of providing incremental pension benefits is included in redundancy charges in the year in which the employees agree to leave the group.

Under US GAAP, the associated costs of providing incremental pension benefits are charged against profits in the period in which the termination terms are agreed with the employees.

(d) Capitalisation of interest

Under UK GAAP, the group does not capitalise interest in its financial statements. To comply with US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in fixed assets, and depreciated over the lives of the related assets. This included capitalisation of interest incurred on funding the 3G licences up to the date of the demerger. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. At 31 March 2002 under US GAAP, gross capitalised interest of £330 million (2001 – £692 million) with regard to the company and its subsidiary companies was subject to depreciation generally over periods of three to 25 years.

(e) Goodwill

Under UK GAAP, in respect of acquisitions completed prior to 1 April 1998, the group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition against retained earnings. The goodwill is reflected in the net income of the period of disposal, as part of the calculation of the gain or loss on divestment. Under US GAAP, such goodwill is held as an intangible asset in the balance sheet and amortised over its useful life and only the unamortised portion is included in the gain or loss recognised at the time of divestment. Gross goodwill under US GAAP at 31 March 2002 of £675 million (2001 – £10,309 million) was subject to amortisation over periods of three to 20 years. The value of goodwill is reviewed annually and the net asset value is written down if a permanent diminution in value has occurred. When impairment indicators exist, goodwill impairment is measured by discounting future projected cashflows or using quoted market prices if available.

(f) Mobile cellular telephone licences, software and other intangible assets

Certain intangible fixed assets recognised under US GAAP purchase accounting requirements are subsumed within goodwill under UK GAAP. Under US GAAP these separately identified intangible assets are valued and amortised over their useful lives.

(g) Financial instruments

Under UK GAAP, investments are held on the balance sheet at historical cost, and own shares held in trust for share schemes are recorded in fixed asset investments. Gains and losses on instruments used for hedges are not recognised until the exposure being hedged is recognised. Under US GAAP, trading securities and available-for-sale securities are

I Differences between United Kingdom and United States generally accepted accounting principles continued
carried at market value with appropriate valuation adjustments recorded in profit and loss and shareholders' equity, respectively. Certain derivative financial instruments which qualify as hedge accounting under UK GAAP do not qualify for hedge accounting under US GAAP.

These financial instruments, under US GAAP, are carried at market value with valuation adjustments recorded in profit and loss. Own shares held in trust are treated as a reduction to shareholders' equity until they are reissued to employees. The reassessment and purchase of derivatives in the year ended 31 March 2002 gave rise to an adjustment reducing net income by £20 million (2001 – £93 million). The net unrealised holding gain on available-for-sale securities for the year ended 31 March 2002 was £271 million (2001 – £8 million, 2000 – £311 million). SFAS 133 became effective for BT on 1 April 2001 and a transitional adjustment on adoption of £46 million net of tax has been recorded in shareholders' equity.

(h) Deferred gain

Under UK GAAP, assets contributed to a joint venture by the group's partners are measured at their net replacement cost. Any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture, including certain accrued start up costs, is immediately reflected by adjusting the group's investment in the joint venture and recording a deferred difference in shareholders' equity. Under US GAAP, the assets contributed by all joint venture partners are carried at their historical net book value and any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture is amortised over the life of the items giving rise to the difference.

(i) Employee share plans

Certain share options have been granted under BT save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15%. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.

Under UK GAAP, shares held by employee share ownership trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders' equity.

(j) Investments in associates

Under UK GAAP, the group records the share of operating profit and loss of ventures based upon the total interest in the venture based upon the consolidation structure. The group records the equity in the operations of the venture on the basis of its consolidated results excluding the holdings of any of the group's other ventures for the purpose of determining the economic interest. The share of the operations of the ventures is reduced to the economic interest through an increase to minority interests at the group level. Under US GAAP, the share of the operating results of the venture is recorded at the amount of the group's economic interest.

(k) Deferred taxation

Following the introduction of FRS 19, under UK GAAP, provision is made for deferred tax in so far as a liability or asset arose as a result of transactions that had occurred by the balance sheet date and give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future. Under US GAAP, deferred taxation is provided for on a full liability basis.

(l) Dividends

Under UK GAAP, dividends are recorded in the year in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

(m) Impairment

Under UK GAAP, if there is an indication of impairment the assets should be tested for impairment and, if necessary written down to the value in use, calculated based on discounted future pre-tax cash flows related to the asset or the income generating unit to which the asset belongs.

US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying amount of the asset. The impairment loss recognised in the income statement is based on the asset's fair value, being either market value or the sum of discounted future cash flows.

I Differences between United Kingdom and United States generally accepted accounting principles continued

(n) Discontinued operations

Under UK GAAP, the disposal of certain lines of business and joint ventures and associates are shown as discontinued activities. Under US GAAP, only the disposals of lines of business under Accounting Principles Board (APB) Opinion No. 30 would be reported as discontinued operations.

(o) Directories in progress

Under UK GAAP, the cost of classified advertising directories in progress deferred in stock represents direct fixed and variable costs as well as directly attributable overhead costs. Under US GAAP, the deferred costs associated with directories in progress comprise only the incremental direct costs associated with selling and creating the directories. Directories in progress acquired in a business purchase are valued at replacement value under UK GAAP and at retail value under US GAAP. Under UK GAAP, this difference is included in goodwill.

(p) Disposals of businesses

There are timing differences between UK GAAP and US GAAP for recognition of gains on the sale of certain businesses. Foreign exchange movements taken to reserves under UK GAAP are reported in the income statement under US GAAP. Historical GAAP differences on disposed businesses are also shown under this line item.

II Net income and shareholders' equity reconciliation statements

The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' equity from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

Net income Years ended 31 March	**2002** **£m**	2001 £m	2000 £m
Net income (loss) applicable to shareholders under UK GAAP	**995**	(1,870)	1,995
Restatement for deferred tax under FRS 19	**–**	60	60
Net income (loss) applicable to shareholders under UK GAAP as previously reported	**995**	(1,810)	2,055
Adjustment for:			
Sale and leaseback of properties	**(1,178)**	–	–
Pension costs	**(106)**	(42)	(209)
Redundancy charges	**(140)**	(453)	(300)
Capitalisation of interest, net of related depreciation	**398**	348	(14)
Goodwill amortisation	**(34)**	(55)	(64)
Mobile licences, software and other intangible asset capitalisation and amortisation, net	**(32)**	(32)	(33)
Financial instruments	**23**	(133)	(129)
Deferred gain	**313**	(71)	(19)
Impairment	**192**	–	–
Employee share plans	**(8)**	(38)	–
Deferred taxation	**(1,409)**	11	106
Directories in progress	**–**	(82)	–
Disposals of businesses	**254**	–	–
Net income (loss) as adjusted for US GAAP	**(732)**	(2,357)	1,393
Basic earnings (loss) per American Depositary Share as adjusted for US GAAP[a]	**£(0.88)**	£(3.24)	£1.93
Diluted earnings (loss) per American Depositary Share as adjusted for US GAAP[a]	**£(0.88)**	£(3.24)	£1.88

[a]Each American Depositary Share is equivalent to 10 ordinary shares.

The adjustments to net income relating to discontinued operations are £282 million (2001 – £276 million, 2000 – £18 million loss).

II Net income and shareholders' equity reconciliation statements continued

Shareholders' equity At 31 March	2002 £m	2001 £m
Shareholders' equity under UK GAAP	**(358)**	12,054
Restatement for deferred tax under FRS 19	**-**	2,015
Shareholders equity under UK GAAP as previously reported	**(358)**	14,069
Adjustment for:		
Sale and leaseback of properties	**(1,178)**	–
Pension costs	**(3,003)**	(2,755)
Redundancy costs	**-**	(25)
Capitalisation of interest, net of related depreciation	**250**	620
Goodwill, net of accumulated amortisation	**141**	122
Mobile licences, software and other intangible asset capitalisation and amortisation	**482**	521
Financial instruments	**(592)**	(620)
Deferred gain	**-**	(323)
Impairment	**192**	–
Deferred taxation	**(474)**	(1,296)
Directories in progress	**-**	(82)
Disposals of businesses	**120**	-
Dividend declared after the financial year end	**173**	-
Shareholders' equity as adjusted for US GAAP	**(4,247)**	10,231

III Minority interests

Under US GAAP, the income to minority interests would have been reduced by £26 million (2001 – income reduced by £122 million, 2000 – loss increased by £10 million) after adjusting for goodwill amortisation and accounting for associates and joint ventures. Net assets attributable to minority interests would have been £26 million higher (2001 – £32 million higher) after adjusting for financial instruments.

IV Accounting for share options

Under UK GAAP, the company does not recognise compensation expense for the fair value, at the date of grant, of share options granted under the employee share option schemes. Under US GAAP, the company adopted the disclosure-only option in SFAS No. 123 "Accounting for Stock-Based Compensation". Accordingly, the company accounts for share options in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees", under which no compensation expense is recognised. Had the group expensed compensation cost for options granted in accordance with SFAS No. 123, the group's pro forma net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share under US GAAP would have been £(792) million loss (2001 – £(2,419) million loss, 2000 – £1,347 million profit), (9.5)p loss (2001 – (33.2)p loss, 2000 – 18.6p) and (9.5)p loss (2001 – (33.2)p loss, 2000 – 18.2p), respectively. The SFAS No. 123 method of accounting does not apply to share options granted before 1 January 1995, and accordingly, the resulting pro forma compensation costs may not be representative of that to be expected in future years. See note 34 for the SFAS No. 123 disclosures of the fair value of options granted under employee schemes at date of grant.

V Consolidated statements of cash flows

Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No. 1 (FRS 1). The statements prepared under FRS 1 present substantially the same information as that required under SFAS No. 95.

Under SFAS No. 95 cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under FRS 1 cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the company's shareholders; management of liquid resources and financing. SFAS No. 95 requires a classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under FRS 1 in respect of interest received, interest paid (net of that capitalised under US GAAP) and taxation would be included within operating activities under SFAS No. 95. Cash flows from purchases, sales and maturities of trading securities, while not separately identified under UK GAAP, would be included within operating activities under US GAAP. Capitalised interest, while not recognised under UK GAAP, would be included in investing activities under US GAAP. Dividends paid would be included within financing activities under US GAAP.

V Consolidated statements of cash flows continued

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash at bank and in hand reported under UK GAAP.

	2002 £m	2001 £m	2000 £m
Net cash provided by operating activities	**1,455**	5,515	4,003
Net cash used in investing activities	**3,049**	(22,785)	(9,104)
Net cash provided by (used in) financing activities	**(5,611)**	18,311	4,697
Net increase (decrease) in cash and cash equivalents	**(1,107)**	1,041	(404)
Effect of exchange rate changes on cash	**(50)**	(15)	(1)
Cash and cash equivalents under US GAAP at beginning of year	**2,281**	1,255	1,660
Cash and cash equivalents under US GAAP at end of year	**1,124**	2,281	1,255
Short-term investments with original maturities of less than three months	**(966)**	(1,869)	(1,002)
Cash at bank and in hand under UK GAAP at end of year	**158**	412	253

VI Current asset investments

Under US GAAP, investments in debt securities would be classified as either trading, available-for-sale or held-to-maturity. Trading investments would be stated at fair values and the unrealised gains and losses would be included in income. Securities classified as available-for-sale would be stated at fair values, with unrealised gains and losses, net of deferred taxes, reported in shareholders' equity. Debt securities classified as held-to-maturity would be stated at amortised cost. The following analyses do not include securities with original maturities of less than three months.

At 31 March 2002, the group held trading investments (as defined by US GAAP) at a carrying amount of £1,245 million (2001 – £390 million) with fair values totalling £1,260 million (2001 – £394 million). Held-to-maturity securities at 31 March 2001 and 2002 consisted of the following:

	Amortised cost £m	Estimated fair value £m
Commercial paper, medium-term notes and other investments	2,372	2,372
Total at 31 March 2002	**2,372**	**2,372**
UK Government securities and other UK listed investments	8	8
Commercial paper, medium-term notes and other investments	30	30
Total at 31 March 2001	38	38

The contractual maturities of the held-to-maturity debt securities at 31 March 2002 were as follows:

	Cost £m	Fair value £m
Maturing on or before 31 March 2003	2,370	2,370
Maturing after 31 March 2003	2	2
Total at 31 March 2002	**2,372**	**2,372**

VII Pension costs

The following position for the main pension scheme is computed in accordance with US GAAP pension accounting rules under SFAS No. 87 and SFAS No. 88, the effect of which is shown in the above reconciliation statements.

The pension cost determined under SFAS No. 87 was calculated by reference to an expected long-term rate of return on scheme assets of 6.5% (2001 – 6.25%, 2000 – 6.5%). The components of the pension cost for the main pension scheme comprised:

	2002 £m	2001 £m	2000 £m
Service cost	**564**	580	498
Interest cost	**1,739**	1,673	1,459
Expected return on scheme assets	**(1,863)**	(1,850)	(1,600)
Amortisation of prior service costs	**24**	24	24
Amortisation of net obligation at date of limited application of SFAS No. 87	**52**	52	52
Recognised gains	**(67)**	(133)	(65)
Additional cost of termination benefits	**140**	349	263
Pension cost for the year under US GAAP	**589**	695	631

VII Pension costs continued

The information required to be disclosed in accordance with SFAS No. 132 concerning the funded status of the main scheme at 31 March 2001 and 31 March 2002, based on the valuations at 1 January 2001 and 1 January 2002, respectively, is given below.

Changes in benefit obligation	2002 £m	2001 £m
Benefit obligation at the beginning of the year	31,184	31,024
Service cost	564	580
Interest cost	1,739	1,673
Employees' contributions	180	183
Additional cost of termination benefits	140	349
Actuarial movement	(3,428)	(1,342)
Other changes	27	31
Benefits paid or payable	(1,309)	(1,314)
Benefit obligation at the end of the year	29,097	31,184

Changes in scheme assets	2002 £m	2001 £m
Fair value of scheme assets at the beginning of the year	29,031	29,876
Actual return on scheme assets	(2,355)	(350)
Employers' contributions[a]	1,023	605
Employees' contributions	180	183
Other changes	27	31
Benefits paid or payable	(1,309)	(1,314)
Fair value of scheme assets at the end of the year	26,597	29,031

Funded status under US GAAP	2002 £m	2001 £m
Projected benefit obligation in excess of scheme assets	(2,500)	(2,153)
Unrecognised net obligation at date of initial application of SFAS No. 87[b]	54	106
Unrecognised prior service costs[c]	127	151
Other unrecognised net actuarial gains	(324)	(1,181)
Accrued pension costs under US GAAP	(2,643)	(3,077)

[a] The employers' contributions for the year ended 31 March 2002 includes special contributions of £300 million paid on 21 November 2001 and £300 million paid on 4 December 2001 (2001 – £200 million paid on 21 December 2000 and £100 million paid on 30 March 2001).
[b] The unrecognised net obligation at the date of initial application is being amortised over 15 years from 1 April 1988.
[c] Unrecognised prior service costs on scheme benefit improvements are being amortised over periods of 15 or 16 years commencing in the years of the introduction of the improvements.

The benefit obligation for the main pension scheme was determined using the following assumptions at 1 January 2001 and 1 January 2002:

	2002 per annum %	2001 per annum %
Discount rate	6.0	5.7
Rate of future pay increases	4.0	4.8
Rate of future pension increases	2.5	3.0

The accumulated benefit obligation at 31 March 2002 was £27,127 million (2001 – £28,694 million).

Subsidiary undertakings, joint ventures and associates

BT Group plc is the parent company of the group. Brief details of its principal operating subsidiary undertakings, joint ventures and associates at 31 March 2002, all of which were unlisted unless otherwise stated, were as follows:

	Activity	Group interest in allotted capital[b]	Country of operations[c]
Subsidiary undertakings			
British Telecommunications plc[d]	Communication related services and products provider	100% ordinary	UK
BT Australasia Pty Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Australia
BT Cableships Limited[d]	Cableship owner	100% ordinary	International
BT Communications Management Limited[d]	Telecommunication services provider	100% ordinary	UK
BT (Hong Kong) Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong
BT Ignite GmbH & Co OHG[d]	Communication related services and products provider	100% ordinary	Germany
BT Ignite Nederland BV[d]	Communication related services and products provider	100% ordinary	Netherlands
BT North America Inc.[d]	Communication related services and products provider	100% common	USA
BT Property Limited[d]	Property holding company	100% ordinary	UK
BT Subsea Cables Limited[d]	Cable maintenance and repair	100% ordinary	UK
BT Ignite Espana SAU[de]	Communication related services and products provider	100% ordinary	Spain
BT (Worldwide) Limited[d]	International telecommunication network systems provider	100% ordinary	International
Esat Group Limited[d]	Telecommunication services provider	100% ordinary	Ireland
Farland BV[cd]	Provider of trans-border fibre network across BT's partners in Europe	100% ordinary	International
Syntegra Groep BV[d]	Systems integration and application development	100% common	Netherlands
Syntegra SA[d]	Systems integration and application development	100% ordinary	France
Syntegra (USA) Inc.[cd]	Systems integration and electronic business outsourcing services	100% common	International

[a] The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a more significant impact on the profit or assets of the group.
[b] The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[c] All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV and Syntegra (USA) Inc. which are incorporated in the Netherlands and USA, respectively.
[d] Held through intermediate holding company.
[e] Formerly BT Telecomunicaciones SA.

b = billions m = millions	Activity	Share capital Issued[a]	 Percentage owned	Country of operations[b]
Joint Ventures				
Albacom SpA	Communication related services and products provider	€342m	45.5%[c]	Italy
Blu SpA	Mobile cellular telephone system provider and operator	€1.2b	29%	Italy
Concert BV	Global communication related services and products provider	€23m	100%[d]	International
LG Telecom	Mobile cellular telephone system provider and operator	Won 1,386b	16.59%	Republic of South Korea

[a]Issued share capital comprises ordinary or common shares, unless otherwise stated. All investments are held through intermediate holding companies.
[b]All overseas companies are incorporated in their country of operations, with the exception of Concert BV which is incorporated in the Netherlands.
[c]Held through a BT subsidiary, 50.5% BT owned. Economic holding is 23%.
[d]100% of ordinary 'B' shares held giving an effective economic interest of 50%.

This annual report and Form 20-F incorporates by reference the financial statements for the financial year ended 31 December 2001 of Concert BV, furnished to the Securities and Exchange Commission under Form 6-K on 31 May 2002.

b = billions m = millions	Activity	Share capital Issued[a]	 Percentage owned	Country of operations[b]
Associates				
Cegetel SA	Communications related services and products provider	€1.43b	26%	France
SmarTone Telecommunications Holdings Limited	Mobile cellular telephone system provider and operator	HK$59m	20.66%	Hong Kong

[a]Issued share capital comprises ordinary or common shares, unless otherwise stated. All investments are held through intermediate holding companies.
[b]All overseas undertakings are incorporated in their country of operations.

Quarterly analysis of turnover and profit

Year ended 31 March 2002

Continuing activities	Quarters 1st £m	2nd £m	3rd £m	4th £m	Total £m
	Unaudited				
Total turnover	5,434	5,487	5,383	5,511	**21,815**
Group's share of associates' and joint ventures' turnover	(1,101)	(1,087)	(929)	(932)	**(4,049)**
Trading between group and principal joint venture	165	157	203	156	**681**
Group turnover	4,498	4,557	4,657	4,735	**18,447**
Other operating income	93	74	91	103	**361**
Group operating profit (loss)	650	534	693	(1,923)	**(46)**
Group's share of operating loss of associates and joint ventures	(70)	(816)	(174)	(383)	**(1,443)**
Total operating profit (loss)	580	(282)	519	(2,306)	**(1,489)**
Profit (loss) on sale of fixed asset investments and group undertakings	127	2	(165)	57	**21**
Profit on sale of property fixed assets	5	7	1,072	5	**1,089**
Amounts written off investments	–	(535)	–	–	**(535)**
Net interest payable	(446)	(352)	(480)	(301)	**(1,579)**
Profit (loss) on ordinary activities before taxation	266	(1,160)	946	(2,545)	**(2,493)**
Tax on profit (loss) on ordinary activities	(102)	(117)	(124)	(42)	**(385)**
Profit (loss) on ordinary activities after taxation	164	(1,277)	822	(2,587)	**(2,878)**
Minority interests	–	(1)	–	(9)	**(10)**
Profit (loss) for the financial period	164	(1,278)	822	(2,596)	**(2,888)**
Basic earnings per share	2.2p	(15.0)p	9.6p	(30.2)p	**(34.8)p**
Diluted earnings per share	2.2p	(15.0)p	9.5p	(30.2)p	**(34.8)p**
Profit before goodwill amortisation, exceptional items and taxation	200	321	381	371	**1,273**
Basic earnings per share before goodwill amortisation and exceptional items	1.3p	2.4p	2.6p	2.6p	**8.8p**
Diluted earnings per share before goodwill amortisation and exceptional items	1.2p	2.4p	2.6p	2.6p	**8.8p**

Year ended 31 March 2002

Total Group	Quarters 1st £m	2nd £m	3rd £m	4th £m	Total £m
	Unaudited				
Total turnover	7,054	6,261	5,816	5,511	**24,642**
Group's share of associates' and joint ventures' turnover	(1,765)	(1,114)	(953)	(932)	**(4,764)**
Trading between group and principal joint venture	165	157	203	156	**681**
Group turnover	5,454	5,304	5,066	4,735	**20,559**
Other operating income	96	72	91	103	**362**
Group operating profit (loss)	500	344	600	(1,923)	**(479)**
Group's share of operating loss of associates and joint ventures	(10)	(814)	(174)	(383)	**(1,381)**
Total operating profit (loss)	490	(470)	426	(2,306)	**(1,860)**
Profit on sale of fixed assets investments and group undertakings	4,484	11	(163)	57	**4,389**
Profit on sale of property fixed assets	5	7	1,072	5	**1,089**
Amounts written off investments	–	(535)	–	–	**(535)**
Net interest payable	(474)	(362)	(485)	(301)	**(1,622)**
Profit (loss) on ordinary activities before taxation	4,505	(1,349)	850	(2,545)	**1,461**
Tax on profit (loss) on ordinary activities	(145)	(127)	(129)	(42)	**(443)**
Profit (loss) on ordinary activities after taxation	4,360	(1,476)	721	(2,587)	**1,018**
Minority interests	(13)	(1)	–	(9)	**(23)**
Profit (loss) for the financial period	4,347	(1,477)	721	(2,596)	**995**
Basic earnings per share	57.9p	(17.3)p	8.4p	(30.2)p	**12.0p**
Diluted earnings per share	57.4p	(17.3)p	8.3p	(30.2)p	**11.9p**
Profit before goodwill amortisation, exceptional items and taxation	186	219	337	371	**1,113**
Basic earnings per share before goodwill amortisation and exceptional items	0.3p	1.1p	1.9p	2.6p	**6.1p**
Diluted earnings per share before goodwill amortisation and exceptional items	0.3p	1.1p	1.8p	2.6p	**6.0p**

Year ended 31 March 2001

Continuing activities[a] Quarters	Unaudited 1st £m	2nd £m	3rd £m	4th £m	Total £m
Total turnover	4,922	5,389	5,320	5,437	**21,068**
Group's share of associates' and joint ventures' turnover	(1,086)	(1,308)	(1,116)	(1,115)	**(4,625)**
Trading between group and principal joint venture	163	178	170	187	**698**
Group turnover	3,999	4,259	4,374	4,509	**17,141**
Other operating income	88	62	88	108	**346**
Group operating profit	719	735	1,049	484	**2,987**
Group's share of operating loss of associates and joint ventures	(71)	(15)	(350)	(95)	**(531)**
Total operating profit	648	720	699	389	**2,456**
Profit on sale of fixed asset investments and group undertakings	40	24	500	54	**618**
Profit on sale of property fixed assets	(1)	1	13	21	**34**
Net interest payable	(203)	(275)	(297)	(396)	**(1,171)**
Profit on ordinary activities before taxation	484	470	915	68	**1,937**
Tax on profit on ordinary activities	(127)	(105)	(147)	(53)	**(432)**
Profit on ordinary activities after taxation	357	365	768	15	**1,505**
Minority interests	(17)	1	(4)	22	**2**
Profit for the financial period	340	366	764	37	**1,507**
Basic earnings per share	4.7p	5.0p	10.5p	0.5p	**20.7p**
Diluted earnings per share	4.6p	5.0p	10.4p	0.5p	**20.4p**
Profit before goodwill amortisation, exceptional items and taxation	505	516	483	259	**1,763**
Basic earnings per share before goodwill amortisation and exceptional items	5.3p	5.6p	5.3p	3.1p	**19.3p**
Diluted earnings per share before goodwill amortisation and exceptional items	5.2p	5.5p	5.2p	3.1p	**19.0p**

Year ended 31 March 2001

Total Group[a] Quarters	Unaudited 1st £m	2nd £m	3rd £m	4th £m	Total £m
Total turnover	6,791	7,603	7,525	7,747	**29,666**
Group's share of associates' and joint ventures' turnover	(2,222)	(2,761)	(2,442)	(2,512)	**(9,937)**
Trading between group and principal joint venture	163	178	170	187	**698**
Group turnover	4,732	5,020	5,253	5,422	**20,427**
Other operating income	89	64	88	118	**359**
Group operating profit (loss)	756	752	923	(2,404)	**27**
Group's share of operating profit (loss) of associates and joint ventures	4	8	(337)	(72)	**(397)**
Total operating profit (loss)	760	760	586	(2,476)	**(370)**
Profit on sale of fixed asset investments and group undertakings	41	24	500	54	**619**
Profit on sale of property fixed assets	(1)	1	13	21	**34**
Net interest payable	(239)	(314)	(339)	(422)	**(1,314)**
Profit (loss) on ordinary activities before taxation	561	471	760	(2,823)	**(1,031)**
Tax on profit (loss) on ordinary activities	(208)	(191)	(202)	(111)	**(712)**
Profit (loss) on ordinary activities after taxation	353	280	558	(2,934)	**(1,743)**
Minority interests	(47)	(24)	(41)	(15)	**(127)**
Profit (loss) for the financial period	306	256	517	(2,949)	**(1,870)**
Basic earnings (loss) per share	4.2p	3.5p	7.1p	(40.4)p	**(25.7)p**
Diluted earnings (loss) per share	4.1p	3.5p	7.0p	(40.0)p	**(25.7)p**
Profit before goodwill amortisation, exceptional items and taxation	664	617	472	319	**2,072**
Basic earnings per share before goodwill amortisation and exceptional items	5.7p	5.1p	3.7p	2.5p	**17.5p**
Diluted earnings per share before goodwill amortisation and exceptional items	5.6p	5.0p	3.6p	2.4p	**17.3p**

[a]Restated for FRS 19 "Deferred Tax" and the British Telecommunications plc rights issue.

Financial statistics

years ended 31 March

	1998	1999	2000	2001	2002
Financial ratios					
Basic earnings per share on continuing activities before goodwill amortisation and exceptional items – pence	24.3	30.3	29.5	19.3	**8.8**
Basic earnings (loss) per share on continuing activities – pence	19.7	40.5	29.2	20.7	**(34.8)**
Basic earnings (loss) per share – pence	23.5	41.1	27.6	(25.7)	**12.0**
Return on capital employed %[a]	19.5	19.2	18.2	14.9	**6.6**[de]
Interest cover[b]	11.2	12.2	8.8	2.6	**0.6**[c]

[a]The ratio is based on profit before tax, goodwill amortisation and interest on long-term borrowings, to average capital employed. Capital employed is represented by total assets, excluding goodwill, less current liabilities, excluding corporate taxes and dividends payable, and provisions other than those for deferred taxation. Year-end figures are used in the computation of the average, except in the case of short-term investments and borrowings where average daily balances are used in their place.
[b]The number of times net interest payable is covered by total operating profit before goodwill amortisation.
[c]Interest cover based on continuing activities before goodwill amortisation and exceptional items was 1.9 times (2001 – 2.4 times).
[d]Return on capital employed for 2002 is based upon the continuing activities.
[e]Return on capital employed on continuing activities before goodwill amortisation and exceptional items was 15.7%.

	1998 £m	1999 £m	2000 £m	2001 £m	2002 £m
Expenditure on research and development					
Total expenditure	307	268	345	364	**362**

	1998 £m	1999 £m	2000 £m	2001 £m	2002 £m
Expenditure on tangible fixed assets					
Plant and equipment					
Transmission equipment	944	1,070	1,239	1,655	**1,373**
Exchange equipment	511	410	412	478	**428**
Other network equipment	501	555	636	918	**694**
Computers and office equipment	349	364	419	407	**273**
Motor vehicles and other	227	227	254	231	**189**
Land and buildings	204	200	187	171	**153**
Increase (decrease) in engineering stores	(16)	(15)	13	(3)	**(10)**
Total continuing activities	2,720	2,811	3,160	3,857	**3,100**
Plant and equipment					
Transmission equipment	275	346	324	640	**380**
Exchange equipment	1	1	1	1	**–**
Other network equipment	1	3	67	262	**262**
Computers and office equipment	23	100	83	167	**113**
Motor vehicles and other	3	3	3	20	**28**
Land and buildings	7	5	42	39	**25**
Total discontinued activities	310	458	520	1,129	**808**
Total expenditure on tangible fixed assets	3,030	3,269	3,680	4,986	**3,908**
Decrease (increase) in creditors	(10)	(49)	(112)	(230)	**161**
Cash outflow on purchase of tangible fixed assets	3,020	3,220	3,568	4,756	**4,069**

Financial statistics have been restated where necessary to provide consistency with the presentation of the 2002 financial year figures.

Operational statistics

years ended 31 March

	1998	1999	2000	2001	2002
Call growth					
% growth in UK fixed-network call volumes (minutes) over the previous year	5	6	12	18	**19**

Growth is estimated by reference to growth in absolute call minutes.

	1998	1999	2000	2001	2002
UK exchange line connections					
Business ('000)	7,521	7,982	8,450	8,910	**9,030**
% growth over previous year	5.0	6.1	5.9	5.4	**1.3**
Residential ('000)	20,130	20,067	20,040	19,970	**20,027**
% growth over previous year	(1.3)	(0.3)	(0.1)	(0.3)	**0.3**
Service providers ('000)	–	–	90	70	**56**
% growth over previous year	–	–	–	(22.2)	**(20.0)**
Total exchange line connections ('000)	27,651	28,049	28,580	28,950	**29,113**
% growth over previous year	0.4	1.4	1.9	1.3	**0.6**

	1998	1999	2000	2001	2002
People employed					
Continuing activities	117.8	115.0	120.8	116.8	**108.6**
Discontinued activities	6.9	9.7	16.0	20.2	**–**
Total employees ('000)	124.7	124.7	136.8	137.0	**108.6**

Additional information for shareholders

Cautionary statement regarding forward-looking statements

Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT's strategy and its ability to achieve it; BT's debt reduction plans; BT's credit ratings; BT's plans regarding the re-integration of Concert; growth of, and opportunities available in, the communications industry and BT's positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; BT's network development and expansion plans; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses; BT's possible or assumed future results of operations and/or those of its associates and joint ventures; BT's future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third party service providers; and those preceded by, followed by, or that include the words "believes", "expects", "anticipates", "intends" or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; and general financial market conditions affecting BT's performance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in "Risk factors".

Background

Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.

As a result of the *Telecommunications Act*, which received Royal Assent in 1984, British Telecommunications plc was incorporated in England and Wales under the Companies Acts 1948 to 1981 on 1 April 1984 as a public limited company wholly owned by the UK Government. The transfer of property, rights and liabilities of the corporation to British Telecommunications plc was made on 6 August 1984.

In November 1984, the UK Government offered 3,012 million ordinary shares (50.2% of the total issued ordinary shares) to the public. The share sale was fully subscribed. British Telecom shares made their debut on the London Stock Exchange on 3 December 1984. From April 1991, British Telecommunications plc traded as BT.

In December 1991, the UK Government sold over half its remaining shares in BT, retaining a holding of about 22%. It sold this residual holding in July 1993. Subsequently, in September 1997, the UK Government redeemed at par a special rights redeemable preference share to which certain special rights attached.

In 1985, Cellnet was launched as a joint venture between British Telecom and Securicor, which held 40% of the company. BT acquired full control of Cellnet (now O2 UK – part of mmO2 plc) by acquiring Securicor's minority holding in November 1999.

In January 2000, BT and AT&T established Concert as a 50/50 joint venture serving customers around the world and transferred their trans-border assets and operations to Concert. On 1 April 2002, BT completed the unwind of Concert, which involved the return of Concert's businesses, customer accounts and networks to the two parent companies.

BT Group was formed when the mmO2 business, comprising what had been BT's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc's shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group plc's shares commenced trading on the London and New York stock exchanges on 19 November 2001.

BT Group was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of mmO2 in November 2001, the continuing activities of BT were transferred to BT Group.

BT Group's registered office address is 81 Newgate Street, London EC1A 7AJ. The company's agent in the USA is Jan Vinokour, 350 Madison Avenue, New York, NY 10017.

Listings

The principal listing of BT Group's ordinary shares is on the London Stock Exchange. American Depositary Shares (ADSs), each representing 10 ordinary shares, have been issued by JPMorgan Chase Bank, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. ADSs also trade, but are not listed, on the London Stock Exchange. Trading on the New York Stock Exchange is under the symbol "BTY".

Share and ADS prices[a]

	Pence per ordinary share		US$ per ADS	
	High pence	Low pence	High $	Low $
Years ended 31 March				
1998	480.31	266.10	85.25	45.57
1999	784.27	441.74	134.71	76.55
2000	1,060.88	623.35	183.04	110.52
2001	821.78	328.85	139.25	51.47
2002	420.71	215.75	67.19	30.60
Year ended 31 March 2001				
1 April – 30 June 2000	821.78	598.81	139.25	95.08
1 July – 30 September 2000	653.50	498.54	105.56	80.15
1 October – 31 December 2000	566.55	399.67	89.09	63.54
1 January – 31 March 2001	511.16	328.85	81.98	51.47
Year ended 31 March 2002				
1 April – 30 June 2001	420.71	320.17	67.19	44.39
1 July – 30 September 2001	389.08	253.01	53.86	37.73
1 October – 31 December 2001	292.84	242.27	42.25	35.00
1 January – 31 March 2002	285.00	215.75	40.36	30.60
Month				
November 2001	290.00	242.27	42.25	35.80
December 2001	276.00	246.50	39.15	35.00
January 2002	263.50	215.75	38.47	30.60
February 2002	264.00	227.00	37.64	32.05
March 2002	285.00	255.00	40.36	36.70
April 2002	284.00	253.00	40.75	36.50

[a] The pre-19 November 2001 prices shown have been adjusted for the rights issue and demerger that occurred in the 2002 financial year.

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of ADSs, as reported on the New York Stock Exchange composite tape.

Fluctuations in the exchange rate between the pound sterling and the US dollar affect the dollar equivalent of the pound sterling price of the company's ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

Capital gains tax (CGT)

The rights issue in June 2001 and the demerger of mmO2 in November 2001 adjusted the value for capital gains tax purposes of BT shares.

Rights issue

An explanatory note on the effects of the rights issue on the CGT position relating to BT shareholdings is available from the Shareholder Helpline (see page 154).

Demerger of mmO2

The confirmed official opening prices for BT Group and mmO2 shares following the demerger were 285.75p and 82.75p, respectively. This means that, of the total (combined) value of 368.50p, 77.544% is attributable to BT Group and 22.456% to mmO2. Accordingly, for CGT calculations, the base cost of your BT Group shares and mmO2 shares is calculated by multiplying the acquisition cost of your BT shareholding by 77.544% and 22.456%, respectively.

Analysis of shareholdings

Size of shareholding at 31 March 2002	Number of shareholders	Percentage of total	Ordinary shares of 5p each Number of shares held (millions)	Percentage of total
1 – 399	695,260	40.8	147	1.7
400 – 799	506,290	29.7	281	3.2
800 – 1,599	309,893	18.2	345	4.0
1,600 – 9,999	186,213	10.9	524	6.0
10,000 – 99,999	5,187	0.3	111	1.3
100,000 – 999,999	1,276	0.1	471	5.4
1,000,000 – 4,999,999	447	0.0	987	11.4
5,000,000 and above[a,b,c]	225	0.0	5,805	67.0
Total	**1,704,791**	**100.0**	**8,671**	**100.0**[d]

[a] 25 million shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes.
[b] Under the BT Employee Share Ownership Scheme, 21 million shares were held in trust on behalf of 121,949 participants who were beneficially entitled to the shares. 131 million shares were held in the BT Group EasyShare corporate nominee service on behalf of 118,891 beneficial owners.
[c] 159 million shares were represented by ADSs. Analysis by size of holding is not available for this holding.
[d] 14.8% of the shares were in 1,656,830 individual holdings, of which 148,785 were joint holdings, and 85.2% of the shares were in 47,961 institutional holdings.

So far as the company is aware, no person is the beneficial owner of more than 5% of the company's ordinary shares, nor is the company directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company the operation of which may at a subsequent date result in a change in control of the company.

At 16 May 2002, there were 8,670,734,162 ordinary shares outstanding. At the same date, approximately 16.2 million ADSs (equivalent to 162 million ordinary shares, or approximately 1.87% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 2,420 record holders of ADRs.

Dividends

Since shortly after its incorporation in 1984, British Telecommunications plc paid interim dividends annually in February and final dividends in September. The interim dividend paid in February 2001 was at the same rate as in the previous year. However, as part of BT's debt reduction and restructuring plans, the Board did not recommend the payment of a final dividend to shareholders for the year ended 31 March 2001. In addition, the company announced that there would be no interim dividend for the year ending 31 March 2002.

The Board has proposed a final dividend in respect of the year ended 31 March 2002, to be paid on 9 September 2002 to shareholders on the register on 9 August 2002, and expects to resume regular payments thereafter. The level of dividend that BT expects to pay in the future will be dependent on the future performance of the business.

The dividends paid or payable on BT shares and ADSs for the last five years are shown in the following table. The dividends shown include an adjustment to take account of the effect of a special dividend of 35 pence per share, excluding the associated tax credit, or £4.375 (US$7.002) per ADS, including the UK associated tax credit, which was paid at the same time as the final dividend for the 1997 financial year. The dividends on the ordinary shares exclude the associated tax credit. The dividends on the ADSs paid before 5 April 1999 include the associated UK tax credit available to certain beneficial owners who are resident in the United States or Canada for tax purposes, but before deduction of UK withholding taxes. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends, which changed for dividends paid on or after 6 April 1999, see *Taxation of dividends* below. Dividends have been translated from pounds sterling into US dollars using exchange rates prevailing on the date the ordinary dividends were paid.

Years ended 31 March	Per ordinary share Interim pence	Final pence	Total pence	Per ADS Interim £	Final £	Total £	Per ADS Interim US$	Final US$	Total US$
1998	7.55	11.45	19.00	0.944	1.431	2.375	1.540	2.400	3.940
1999	8.10	12.30	20.40	1.012	1.366	2.378	1.644	2.202	3.846
2000	8.70	13.20	21.90	0.870	1.320	2.190	1.529	2.039	3.568
2001	8.70	–	8.70	0.870	–	0.870	1.397	–	1.397
2002	–	2.00	2.00	–	–[a]	–[a]	–	–[a]	–[a]

[a]Qualifying holders of ADSs on record as of 9 August 2002 are entitled to receive the final dividend which will be paid on 16 September 2002, subject to approval at the annual general meeting. The US dollar amount of the final dividend of 20 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 9 September 2002, the date of payment to holders of ordinary shares.

As dividends paid by the company are in pounds sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

Dividend mandate

Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS). Alternatively, a form may be downloaded from the internet at **www.btplc.com/investorcentre**.

Dividend investment plan

The dividend investment plan replaced the share dividend plan for shareholders following the 1999 interim dividend. Under the dividend investment plan, cash from participants' dividends is used to buy further BT Group shares in the market.

Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence
1999 final	20 September 1999	970.1
2000 interim	14 February 2000	991.5
2000 final	18 September 2000	809.6
2001 interim	12 February 2001	621.8

Global Invest Direct

Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase Bank, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase Bank on 1 800 749 1687 (toll free within the USA) or +1 781 575 4328 (from outside the USA), or on written request to the ADR Depositary.

Total shareholder return

Total shareholder return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. It is, therefore, a good indicator of a company's overall performance.

Since the demerger on 19 November 2001, BT Group's share price rose slightly from 278p to close at 280p on 31 March 2002. In the period, BT Group's TSR was in line with the FTSE 100 index at 0.7%. This was significantly better than the performance of the FTSE 350 UK telco index (negative 27.1%) and the FTSE European 300 telecom services sector (negative 19.3%).

During the 2002 financial year, BT's TSR was 21.7% negative, while the FTSE 100 TSR was minus 4.0%. However, over the same period, BT outperformed the UK telco index (negative 35.1%) and the European telecom sector (negative 30.5%).

TSR over five financial years to 31 March 2002


BT
FTSE 100
450
400
350
300
250
200
150
100
50
1998
1999
2000
2001
2002
Financial years ended 31 March

1 April 1997 = 100
Source Datastream

Over the last five years (as shown in the chart above), BT initially performed very strongly, but, like many stocks in the telecoms, media and technology (TMT) sector, suffered falls in its share price during the decline of the past two years. BT Group's TSR (as adjusted for the rights issue and the demerger) over the last five years was 16.4%, compared to a FTSE 100 TSR rise of 40.5%.

Results announcements

Expected announcements of results:

1st quarter	25 July 2002
2nd quarter and half year	7 November 2002
3rd quarter and nine months	February 2003
4th quarter and full year	May 2003
2003 annual report and accounts published	June 2003

Individual savings accounts (ISAs)

Information about investing in BT Group shares through an ISA may be obtained from Halifax Share Dealing Limited, Trinity Road, Halifax, W.Yorkshire HX1 2RG (telephone 0870 242 5588). ISAs are also offered by other organisations.

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site **www.sharegift.org**, or can be obtained from the Shareholder Helpline.

Exchange rates

BT publishes its consolidated financial statements expressed in pounds sterling. The following tables detail certain information concerning the exchange rates between pounds sterling and US dollars based on the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Years ended 31 March	1998	1999	2000	2001	**2002**
Period end	1.68	1.61	1.59	1.42	**1.43**
Average[a]	1.65	1.65	1.61	1.47	**1.43**
High	1.70	1.72	1.68	1.60	**1.48**
Low	1.58	1.60	1.55	1.40	**1.37**

						Month
	November 2001	December 2001	January 2002	February 2002	March 2002	**April 2002**
High	1.47	1.46	1.45	1.43	1.43	**1.46**
Low	1.41	1.42	1.41	1.41	1.41	**1.43**

[a]The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

On 16 May 2002, the most recent practicable date for this annual report, the Noon Buying Rate was US$1.46 to £1.00.

Memorandum and Articles of Association

The following is a summary of the principal provisions of BT's memorandum and articles of association ("Memorandum" and "Articles"), a copy of which has been filed with the Registrar of Companies.

Memorandum

The Memorandum provides that its principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles

In the following description of the rights attaching to the shares in the company, a "holder of shares" and a "shareholder" is, in either case, the person entered on the company's register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated) form in CREST (the electronic settlement system in the UK).

(a) Voting rights

Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

No person is, unless the Board decide otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if he or any person appearing to be interested in those shares has been sent a notice under section 212 of the Companies Act 1985 (which confers upon public companies the power to require information with respect to interests in their voting shares) and he or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:

(i) with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class; or

(ii) with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.

At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c) Changes in capital

The company may by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of a larger amount;
(ii) divide all or part of its share capital into shares of a smaller amount;
(iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and
(iv) increase its share capital.

The company may also:

(i) buy back its own shares; and
(ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends

The company's shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.

The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company's shareholders must have passed an ordinary resolution authorising the directors to make this offer.

Any dividend which has not been claimed for 10 years after it was declared or became due for payment will be forfeited and will belong to the company unless the directors decide otherwise.

(e) Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give them a liability.

(f) Transfer of shares

Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.

The Board may refuse to register any transfer of any share held in certificated form:

- which is in favour of more than four joint holders; or
- unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company's registered office or any other place the Board decide. The transfer must have with it the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 1995 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.

If the Board decide not to register a transfer of a share, they must notify the person to whom that share was to be transferred no later than two months after the company receives the transfer or instruction from the operator of the relevant system.

The Board can decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders. The register must not be closed without the consent of the operator of a relevant system (as defined in the Regulations) in the case of uncertificated shares.

(g) Untraced shareholders

BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least 10 years, during that period at least three dividends have become payable on them and have not been claimed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(h) General meetings of shareholders

Every year the company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders' requisition.

(i) Limitations on rights of non-resident or foreign shareholders

The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors

Directors' remuneration

Excluding remuneration referred to below, each director will be paid such fees for his services as the Board decide, not exceeding £50,000 a year and increasing by the percentage increase of the UK Retail Prices Index (as defined by Section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra fees to a director who holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors' votes

A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders' meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he is interested as set out in the Articles.

Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the declaration of the interest of a director in any contract or arrangement or relating to a director's right to vote and be counted in a quorum on resolutions in which he is interested to any extent or ratify any particular contract carried out in breach of those provisions.

Directors' interests

If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:

(i) have any kind of interest in a contract with or involving BT (or in which BT has an interest or with or involving another company in which BT has an interest);

(ii) have any kind of interest in a company in which BT has an interest (including holding a position in that company or being a shareholder of that company);

(iii) hold a position (other than auditor) in BT or another company in which BT has an interest on terms and conditions decided by the Board; and

(iv) alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for BT or another company in which BT has an interest on terms and conditions decided by the Board.

A director does not have to hand over to BT any benefit received or profit made as a result of anything permitted to be done under the Articles.

When a director knows that they are interested in a contract with BT they must tell the other directors.

Retirement of directors

Provisions of the legislation which, read with the Articles, would prevent a person from being or becoming a director because that person has reached the age of 70 do not apply to the company.

At every annual general meeting any director who was elected or last re-elected a director at or before the annual general meeting held in the third year before the current year, shall retire by rotation. Any director appointed by the directors automatically retires at the next following annual general meeting. A retiring director is eligible for re-election.

Directors' borrowing powers

To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company's voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intra-group among other things, at any time does not exceed £35 billion.

Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into in the two years preceding the date of this document by BT or another member of the group and are, or may be, material to the group or have been entered into by BT or another member of the group and contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

Viag Interkom

On 16 August 2000, the company, through its wholly-owned subsidiary BT Interkom Verwaltungs GmbH, entered into option agreements with each of its partners in the Viag Interkom joint venture, E.ON AG and Telenor AS, giving BT the option to purchase, and the other partners the right to sell, their interests in Viag Interkom which holds a third-generation mobile telecommunications licence in Germany.

On 29 December 2000, Telenor group exercised its option pursuant to which BT Interkom Verwaltungs GmbH purchased Telenor AS's 10% share of the venture on 18 January 2001. On 15 January 2001, E.ON AG exercised its option pursuant to which BT Interkom Verwaltungs GmbH purchased E.ON AG's 45% share of the venture on 19 February 2001.

The purchase prices for E.ON's 45% share and Telenor AS's 10% share of the venture were €7.25 billion and €1.61 billion, respectively.

The agreement with E.ON includes the right for BT to continue to use the name "VIAG" or "Viag Interkom" for three years, following which they may enter into good faith negotiations for its continued use. It also contained covenants restricting E.ON's rights to compete with Viag Interkom for 12 months.

The agreement with Telenor contains certain indemnities granted by BT to Telenor.

Japan Telecom

A sale and purchase agreement dated 2 May 2001 among BT, a subsidiary of BT, Vodafone Group plc ("Vodafone") and a subsidiary of Vodafone, under which the subsidiary of BT agreed to sell three subsidiaries which held BT's interests in Japan Telecom Co., Ltd. ("JT"), J-Phone Communications Co., Ltd. ("JPC"), J-Phone Central Co., Ltd ("JC"), J-Phone East Co., Ltd. ("JEC") and J-Phone West Co., Ltd. ("JWC"). JT is one of Japan's leading telecommunications companies and parent of JPC, which in turn had controlling interests in the three regional J-Phone wireless operating companies, JC, JEC and JWC. The consideration for the transaction comprised a cash payment of £3.7 billion, and the assumption by Vodafone of £782 million of BT debt guarantees in favour of JT.

The sale of the subsidiaries which held BT's interests in JT and JPC (for £3.07 billion) was completed on 1 June 2001. The sale of BT's interests in JEC and JWC for the Euro equivalent of £650 million was completed on 12 July 2001, following the exercise of certain options over shares in JC, JEC and JWC, with the exercise price of approximately £380 million having been paid by BT.

The agreement contains certain standard warranties and indemnities in favour of Vodafone. These largely expire on 30 June 2002, although certain limited tax and title warranties survive indefinitely.

Airtel

A sale and purchase agreement dated 2 May 2001 between BT (Netherlands) Holdings BV, a subsidiary of BT and Vodafone, under which the BT subsidiary agreed to sell its entire interest in Airtel Móvil, S.A. to Vodafone. The sale was completed on 29 June 2001 for a consideration of £1.1 billion (paid in Euros).

Yell

On 25 May 2001, the following agreements were entered into, under which BT agreed to sell its classified advertising directory businesses in the UK and the USA:

(i) umbrella agreement between Yell Ltd, BT Holdings Ltd, Yellow Pages BV, Marchprobe Ltd, Castaim Ltd, Yasmin Two (US) Inc. and BT;

(ii) UK share sale agreement between BT Holdings Ltd and Marchprobe Ltd under which BT Holdings Ltd agreed to sell the share capital of Yellow Pages Sales Ltd to Marchprobe Ltd;

(iii) UK business sale agreement between Yell Ltd, Castaim Ltd and Yasmin Two (US) Inc. under which Yell Ltd agreed to sell Yell Ltd's business and assets to Castaim Ltd and to sell Yell Ltd's US intellectual property rights to Yasmin Two (US) Inc; and

(iv) US share sale agreement between Yellow Pages BV and Yasmin Two (US) Inc. under which Yellow Pages BV agreed to sell the share capital of Yellow Book USA, Inc. to Yasmin Two (US) Inc.

The umbrella agreement sets out the common terms which apply to the UK share sale agreement, the UK business sale agreement and the US share sale agreement. The umbrella agreement contains covenants restricting any member of the group from carrying on a competing printed classified directories business for twelve months from completion.

The share sale and business agreements contain standard warranties and indemnities in favour of Marchprobe Ltd, Castaim Ltd and Yasmin Two (US) Inc. The warranties expire on 30 June 2002.

As part of the consideration under the UK business sale agreement, Castaim Ltd also assumed responsibility for certain liabilities and obligations of the Yell business.

The sale of Yell was completed on 22 June 2001 for a consideration of £2.14 billion, comprising (i) £2 million as consideration for the issued shares of Yellow Pages Sales Ltd; (ii) £1,288 million in cash plus £100 million in interest bearing vendor loan notes and £100 million in deferred consideration (subject to reduction on ascertainment of the net assets) as consideration for the assets of Yell Ltd; (iii) £1 as consideration for the US intellectual property rights; and (iv) £650 million as consideration for the issued shares of Yellow Book USA, Inc. (subject to adjustment in respect of certain intra-group indebtedness and pursuant to the terms of the first amending agreement).

Following completion, Yell Ltd agreed a net asset adjustment with Castaim Ltd in respect of the assets of Yell Ltd, and Yellow Pages BV agreed a net asset adjustment with Yasmin Two (US) Inc. in respect of Yellow Book USA, Inc, which together resulted in the total purchase consideration received being reduced by approximately £140 million.

Demerger Agreement

On 18 September 2001, BT Group plc, British Telecommunications plc and mmO2 plc entered into a demerger agreement (the "Demerger Agreement") which set out the obligations of the parties in implementing the steps to achieve the demerger of mmO2 ("the Demerger").

Under this agreement, mmO2 agreed to transfer BT Group Investments to BT Group plc and, in exchange for that transfer, BT Group agreed to allot and issue BT Group shares to the mmO2 shareholders in satisfaction of the Demerger dividend (being the dividend declared by mmO2 of an amount equal to the book value of its shareholding in BT Group Investments) so that each mmO2 shareholder at the Demerger record time was entitled to receive one BT Group share for each mmO2 share then held. No party to the Demerger Agreement gave any representation, warranty or indemnity to the others and no party had any right to rescind the agreement.

Separation Agreement

On 18 September 2001, British Telecommunications plc, BT Group plc, mmO2 plc and O2 Limited entered into a separation agreement (the "Separation Agreement") relating to the Demerger. Under the Separation Agreement, it was agreed that mmO2 would have net debt (excluding trading balances) of approximately £500 million on 19 November 2001 (the "Demerger Effective Date"), including loan indebtedness to BT Group.

BT Group and mmO2 also agreed to allocate certain assets and liabilities and rights and obligations, in each case relating to the mmO2 business, between their respective groups and agreed, subject to certain limited exceptions, to indemnify each other against certain actual and contingent liabilities to the extent arising directly or indirectly out of their respective businesses. Furthermore, BT Group and mmO2 agreed to indemnify one another against certain liabilities arising from certain incomplete, false or misleading information provided by either of BT Group or mmO2, or their respective groups, for inclusion in public documents. These indemnities apply indefinitely and are not subject to any financial limit.

mmO2 plc agreed that, after the Demerger Effective Date, it would seek to obtain a full and effective release of each relevant member of the BT Group from any guarantees, undertakings and indemnities which the BT Group member may have given in respect of the mmO2 group, including an undertaking of support in respect of Viag Interkom's licence obligations.

The Separation Agreement sets out the parties' agreement for the separation of the pensions arrangements of the BT Group and the mmO2 Group and also sets out an informal, non-binding dispute resolution procedure which BT Group and mmO2 have agreed shall be applied to resolve key disputes which may arise between them and their respective groups in connection with their continuing relationship and the Demerger.

Under the Separation Agreement, BT Group and mmO2 agreed that certain costs of the Demerger would be apportioned between them as they may agree in writing.

Under a separate arrangement, BT Group and mmO2 agreed that mmO2 would pay the remaining amount of approximately US$20 million in respect of the 1,500,000 non-voting shares in Esat Digifone Limited (now called O2 Communications (Ireland) acquired in April 2000.

Property Sale and Leaseback

On 13 December 2001, BT sold to Telereal Group Limited ("Telereal") a substantial part of BT's property portfolio together with the BT property division. Around 6,700 properties comprising offices, telephone exchanges, vehicle depots, warehouses, call centres and computer centres were transferred. The transaction also included the transfer of approximately 350 employees from BT to Land Securities Trillium (Telecom). Telereal will be responsible for providing accommodation and estates management services to BT. In return, we pay Telereal around £190 million of annual rental, increasing at 3% a year, for use of the freeholds. In addition, BT has transferred the economic risk on a large portion of its leased properties to Telereal in return for an annual rental commencing at approximately £90 million per annum.

BT will have the flexibility to vacate approximately 35% by rental value of the estate over the contract term at no extra cost.

Telereal, defined above, is a 50/50 joint venture between Land Securities Trillium Limited (a wholly-owned subsidiary of Land Securities plc) and William Pears Family Holdings Limited. The transaction raised approximately £2.38 billion for BT.

Concert Unwind Agreement

On 15 October 2001, AT&T, BT and Concert entered into binding agreements to terminate the Concert joint venture. The termination was completed on 1 April 2002, whereupon Concert ceased to exist as a joint venture. In connection with the termination, the assets, liabilities, contracts, customers and other operational items were allocated between BT and AT&T with appropriate true up payment mechanisms to reflect the allocation of assets. The assets and liabilities were allocated between AT&T and BT with the majority of items originally contributed by each of AT&T and BT in connection with the formation of the Concert joint venture being returned to the relevant parent.

Following termination of the joint venture, Concert BV will be renamed BT Global Networks Holdings (Netherlands) BV.

BT has entered into a number of ongoing commercial agreements with AT&T in order to allow it to continue its global operations, and offer telecommunication services, in various geographic regions where BT may no longer have infrastructure as a result of the transfer of certain assets to AT&T.

In connection with the termination of the Concert joint venture, AT&T has acquired BT's minority interest in AT&T Canada and BT no longer has any interest or obligation in relation to AT&T Canada.

Taxation (US Holders)

This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including US expatriates, insurance companies, tax-exempt organisations, financial institutions, securities broker-dealers, persons subject to alternative minimum tax, investors that actually or constructively own 10% or more of our outstanding share capital, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the US dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.

For purposes of this summary, a "US Holder" is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: an individual citizen or resident of the United States, a corporation or certain other entities created or organised in or under the laws of the United States or any state thereof, an estate whose income is subject to US federal income taxation regardless of its source, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds ordinary shares or ADSs, such Holder is urged to consult its own tax adviser regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.

Investors are advised to consult their tax advisers with respect to the tax consequences of their holdings, including the consequences under applicable state and local laws. The statements of UK and US tax laws and practices set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this annual report. The statements are subject to changes occurring after that date in UK or US law or practice, in the interpretation thereof by the relevant taxation authorities, or in any double taxation convention between the US and the UK.

In particular, this summary is based on the current convention between the US and the UK for the avoidance of double taxation with respect to taxes on income and capital gains ("the Treaty") and the US Internal Revenue Code of 1986, as amended. The US and the UK signed a new convention on 24 July 2001 ("the New Treaty"), the provisions of which will not enter into force until the convention has completed its passage through the UK Parliament and the US Senate and has been ratified by both governments.

Taxation of dividends

For dividends paid on or before 5 April 1999, US Holders were generally entitled to receive the cash dividend plus a Treaty payment from the Inland Revenue of one quarter of the dividend, subject to a UK withholding tax of 15% of the aggregate amount paid. As an example for illustration purposes only, a US Holder who was entitled to a dividend of £80 was also entitled to a Treaty payment of £20, reduced by the withholding tax of 15% on the gross amount of £100, i.e. £15, leaving a net cash payment of £85. The full dividend plus the full Treaty payment including the UK tax withheld was taxable income for US purposes, and the US tax withheld generally was available as a US credit or deduction.

For dividends paid on or after 6 April 1999, the Treaty payment reduces to one ninth of the dividend (i.e. one tenth of the gross payment). As a result of the UK withholding tax (which cannot exceed the amount of the hypothetical Treaty payment), US Holders will no longer receive any Treaty payment. In the above example, the cash dividend would be £80, and the hypothetical Treaty payment would be £8.89 (one ninth of £80). However, since the UK withholding tax (15% of £88.89), would exceed the amount of the hypothetical Treaty payment, no Treaty payment will be made and the US Holder will receive only the cash dividend (here, £80). A US holder will be taxable in the US on the full dividend and full hypothetical Treaty payment (£88.89), and will be treated as having paid a foreign tax equal to the hypothetical Treaty payment (here, £8.89).

The foreign tax deemed paid generally will be available as a US credit or deduction. A US holder could elect to receive a foreign tax credit or deduction with respect to any UK withholding tax on IRS Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)). A US Holder will be denied a foreign tax credit (and instead allowed a deduction) for the Treaty payment unless the US Holder has held the shares upon which the dividend was received for at least 16 days during the 30-day holding period beginning on the date which is 15 days before the ex-dividend date. Any days during which a US Holder has a substantially diminished risk of loss on the shares are not counted toward meeting the 16-day holding period requirement. Also, a US Holder that is under an obligation to make related payments with respect to the shares (or substantially similar or related property) is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

If the New Treaty enters into force, the Treaty payment and the UK withholding described above will no longer apply to US Holders. The UK does not currently apply a withholding tax on dividends under its internal tax laws. Were such withholding imposed in the UK as permitted under the New Treaty (in the form signed 24 July 2001), the UK generally will be entitled in certain circumstances to impose a withholding tax at a rate of 15% on dividends paid to US Holders. A US Holder who is subject to such withholding should be entitled to a credit for such withholding, subject to applicable limitations, against such US Holder's US federal income tax liability. In such circumstances, a US Holder will continue to be subject to the holding period requirements described above.

For US federal income tax purposes, a distribution will be treated as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for US tax purposes, based on the US dollar value of the distribution on the date it is actually or constructively received by a US Holder of ordinary shares (calculated by reference to the spot rate on the relevant date, or by the Depositary, in the case of ADSs). Distributions by us in excess of our current and accumulated earnings and profits will be treated first as a return of capital to the extent of the US Holder's basis in the ordinary shares or ADSs, and thereafter as capital gain. For foreign tax credit limitation purposes, dividends paid by us will be income from sources outside the United States. Dividends paid by us will not be eligible for the US dividends received deduction.

US Holders are urged to consult their own tax advisers concerning whether they are eligible for benefits under the Treaty, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from us, whether the US Holders will be eligible for benefits under the New Treaty, and the treatment of any foreign currency gain or loss on any pounds sterling received with respect to ordinary shares that are not converted into US dollars on the date the pounds sterling are actually or constructively received.

Taxation of capital gains
Unless a US resident carries on a trade through a branch or agency in the UK, and the disposal of ordinary shares and/or ADSs is related to the activities of that trade, UK capital gains tax is not charged on US residents who dispose of ordinary shares and/or ADSs.

For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale or other disposition of ordinary shares or ADSs (if the ordinary shares or ADSs disposed of are held as capital assets) in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US Holder's adjusted tax basis (determined in US dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. Capital gains of an individual US Holder are subject to US federal income tax at preferential rates if specified holdings periods are met.

US information reporting and backup withholding
Dividends paid on and proceeds received from the sale or disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 30%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. US persons who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such Holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

Amounts withheld as backup withholding may be credited against a Holder's US federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty
A transfer of an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax at 0.5% of the amount or value of any consideration provided. A transfer of an ordinary share into a clearance service or American depository system gives rise to a 1.5% charge of either the amount of the consideration provided or the value of the share issued. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs
Where an individual holder of ordinary shares and/or ADSs falls within the scope of the UK/US Estate and Gift Tax Convention, US-domiciled holders of ordinary shares and/or ADSs will not generally be subject to UK inheritance tax on a gift of ordinary shares and/or ADSs if the gift is subject to US federal gift tax. Similarly, ordinary shares and/or ADSs passing on the death of a US-domiciled shareholder will not generally be subject to UK inheritance tax if the estate is subject to US estate tax. The rules and scope of domicile are complex and action should not be taken without advice specific to the individual's circumstances.

Exchange controls and other limitations affecting security holders
There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange control restrictions, or that affect the remittances of dividends or other payments to non-resident holders of the company's ordinary shares, except as otherwise described in *Taxation (US Holders)* above and except in respect of the government of, or any resident of, Iraq or any person treated as so resident. There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Publications

BT produces a series of reports on the company's financial, economic, social and environmental performance. Most of these reports, which are available to shareholders on request, can be accessed on the internet at **www.btplc.com/investorcentre**.

Document	Publication date
Annual Review including summary financial statement	June
Annual Report and Form 20-F	June
Report for Shareholders	February and September
Quarterly results releases	July, November, February and May
Current Cost Financial Statements for the Businesses and Activities and Statement of Standard Services (as required by Oftel)	September
Social and Environment Report	June
Statement of Business Practice	June 1999
Quality of Service Report	May and November

For printed copies, when available, contact the Shareholder Helpline on ***Freefone*** *0808* ***100 4141*** or, alternatively, contact **The Registrar** in the UK, **BT North America Inc.** in the USA or **BT Japan KK** in Japan at the addresses on page 154.

Shareholder communication

BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.

All investors can visit our Investor Centre at **www.btplc.com/investorcentre** for additional information regarding quarterly results and major announcements.

An electronic copy of this document is available at **www.btplc.com/annualreport**.

Private shareholders

If private shareholders have any enquiries about their shareholding, they should contact the Registrar (the address can be found below).

Lloyds TSB Registrars maintain BT Group's share register and the separate BT Group EasyShare and BT Employee Share Ownership Scheme registers. They also provide a Shareholder Helpline service on ***Freefone** 0808 **100 4141***.

Institutional investors and analysts

Institutional investors and equity research analysts may contact Investor Relations on:
Tel (020) 7356 5065
Fax (020) 7356 5270
e-mail: investorrelations@bt.com

Industry analysts may contact:
Tel (020) 7356 5378
Fax (020) 7356 6630
e-mail: industryenquiry@bt.com

Shareholder Helpline
Tel ***Freefone** 0808 **100 4141***
Fax 01903 833 371
Textphone ***Freefone** 0808 **169 6907***
From outside the UK:
Tel +44 121 433 4404
Fax +44 1903 833 371
Textphone +44 121 415 7004
e-mail: bt@lloydstsb-registrars.co.uk

The Registrar
Lloyds TSB Registrars (2450)
The Causeway
Worthing, West Sussex
BN99 6DA
United Kingdom
Website:
www.lloydstsb-registrars.co.uk

General enquiries
BT Group plc
BT Centre
81 Newgate Street
London EC1A 7AJ
United Kingdom
Tel (020) 7356 5000
Fax (020) 7356 5520
From overseas:
Tel +44 20 7356 5000
Fax +44 20 7356 5520

BT North America Inc.
Investor Relations
350 Madison Avenue
New York, NY10017,
United States
Tel 1 800 331 4568
(toll free within the USA and Canada)
or +1 646 487 3844
(from outside the USA and Canada)
Fax +1 646 487 3984
Website: **www.btplc.com/adr**

ADR Depositary
JPMorgan Chase Bank
JPMorgan Service Centre
P.O. Box 43013
Providence, RI 02940-3013
United States
Tel 1 800 634 8366 (toll free)
or +1 781 575 4328 (from outside the USA)
e-mail: adr@jpmorgan.com
Website: **www.adr.com**

BT Japan KK
ARK Mori Building
12-32 Akasaka 1-Chome
Minato-Ku, Tokyo 107-6024
Tel (03) 5562 6000
Fax (03) 5562 0647

A full list of BT contacts, and an electronic feedback facility, is available at **www.bt.com/talk**.

Glossary of terms and US equivalents

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Advance corporation tax (ACT)	No direct US equivalent. Tax payable on cash dividends treated as advance payments on the company's UK income tax due
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Creditors	Accounts payable and accrued liabilities
Creditors: amounts falling due within one year	Current liabilities
Creditors: amounts falling due after more than one year	Long-term liabilities
Debtors: amounts falling due after more than one year	Other non-current assets
Employee share schemes	Employee stock benefit plans
Employment costs	Payroll costs
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Inland calls	Local and long-distance calls
Interests in associates and joint ventures	Securities of equity investees
Loans to associates and joint ventures	Indebtedness of equity investees not current
Net asset value	Book value
Operating profit	Net operating income
Other debtors	Other current assets
Own work capitalised	Costs of group's employees engaged in the construction of plant and equipment for internal use
Profit	Income
Profit and loss account (statement)	Income statement
Profit and loss account (under "capital and reserves" in balance sheet)	Retained earnings
Profit for the financial year	Net income
Profit on sale of fixed assets	Gain on disposal of non-current assets
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Recognised gains and losses (statement)	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Shareholders' equity other than paid-up capital
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shareholders' funds	Shareholders' equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover	Revenues

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report	
Item		Section	Page
1	Identity of directors, senior management and advisors	Not applicable	
2	Offer statistics and expected timetable	Not applicable	
3	Key information		
3A	Selected financial data	Five year financial summary	26-27
		Additional information for shareholders	
		Exchange rates	145
3B	Capitalisation and indebtedness	Not applicable	
3C	Reasons for the offer and use of proceeds	Not applicable	
3D	Risk factors	Risk factors	55-56
4	Information on the company		
4A	History and development of the company	Additional information for shareholders	
		Background	140-141
		Business review	
		Introduction	8
		Restructuring	9-11
		Financial review	
		Capital expenditure	41-42
4B	Business overview	Business review	8-23
		Financial statistics	138
		Operational statistics	139
		Notes to the financial statements	
		People employed	116
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	140
4C	Organisational structure	Business review	
		Introduction	8
		Subsidiary undertakings, joint ventures and associates	134-135
4D	Property, plant and equipment	Business review	
		Property sale and leaseback	10-11
5	Operating and financial review and prospects		
5A	Operating results	Financial review	28-47
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	140
5B	Liquidity and capital resources	Financial review	28-47
		Capital resources	41
		Critical Accounting Policies	45
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	140
		Notes to the financial statements	
		Loans and other borrowings	109-110
		Financial commitments, contingent liabilities and subsequent events	113
		Financial instruments and risk management	121-126
5C	Research and development, patents and licences	Business review	
		BTexact Technologies	16-17
		Financial statistics	138
5D	Trend information	Financial review	28-47
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	140
6	Directors, senior management and employees		
6A	Directors and senior management	Board of directors and Operating Committee	48-49
6B	Compensation	Report on directors' remuneration	57-69
		Notes to the financial statements	
		Pension costs	114-115
		Directors	116
6C	Board practices	Report of the directors	
		Directors	50-51
		Corporate governance	52-54
		Report on directors' remuneration	57-69
6D	Employees	Business review	
		Lines of business	11-17

Required Item in Form 20-F		Where information can be found in this Annual Report	
Item		Section	Page
		Our people	17-18
		Notes to the financial statements	
		People employed	116
6E	Share ownership	Report on directors' remuneration	57-69
		Notes to the financial statements	
		Employee share schemes	116-121
7	Major shareholders and related party transactions		
7A	Major shareholders	Report of the directors	
		Substantial shareholdings	50
		Additional information for shareholders	
		Analysis of shareholdings	142
7B	Related party transactions	Report of the directors	
		Interest of management in certain transactions	50
		Notes to the financial statements	
		Related party transactions	112
7C	Interests of experts and counsel	Not applicable	
8	Financial information		
8A	Consolidated statements and other financial information	See item 18 below.	
		Business review	
		Legal proceedings	23
		Additional information for shareholders	
		Dividends	142-143
8B	Significant changes	Financial review	
		Capital resources	41
		Notes to the financial statements	
		Financial commitments, contingent liabilities and subsequent events	113
9	The offer and listing		
9A	Offer and listing details	Additional information for shareholders	
		Share and ADS prices	141
9B	Plan of distribution	Not applicable	
9C	Markets	Additional information for shareholders	
		Listings	141
9D	Selling shareholders	Not applicable	
9E	Dilution	Not applicable	
9F	Expenses of the issue	Not applicable	
10	Additional information		
10A	Share capital	Not applicable	
10B	Memorandum and articles of association	Additional information for shareholders	
		Background	140-141
		Memorandum and articles of association	145-148
10C	Material contracts	Additional information for shareholders	
		Material contracts	148-150
10D	Exchange controls	Additional information for shareholders	
		Exchange controls and other limitations affecting security holders	152
10E	Taxation	Additional information for shareholders	
		Taxation (US holders)	150-152
10F	Dividends and paying agents	Not applicable	
10G	Statement by experts	Not applicable	
10H	Documents on display	Not applicable	
10I	Subsidiary information	Not applicable	
11	Quantitative and qualitative disclosures about market risk	Financial review	
		Treasury policy	40
		Foreign currency and interest rate exposure	41
		Notes to the financial statements	
		Financial instruments and risk management	121-126
12	Description of securities other than equity securities	Not applicable	
13	Defaults, dividend arrearages and delinquencies	Not applicable	
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	

Required Item in Form 20-F		Where information can be found in this Annual Report	
Item		Section	Page
15	[Reserved]		
16	[Reserved]		
17	Financial statements	Not applicable	
18	Financial statements	Report of the independent auditors	71
		Accounting policies	72-74
		Consolidated financial statements	75-127
		United States generally accepted accounting principles	128-133
		Quarterly analysis of turnover and profit	136-137

Index

Accounting and presentation changes 81
Accounting policies 45, 72-74
Additional information for shareholders 140-154
Auditors' remuneration 121
Auditors' report to shareholders 71
Background 140-141
Balance sheet 27, 43, 80, 126
Broadband 1, 2, 6-7, 8-9, 12-13, 14-15, 16, 25, 49, 140
BT Deferred Bonus Plan 59, 108, 119-120
BTexact Technologies 16-17
BT Executive Share Plan 59, 108, 119
BT Ignite 15-16, 29, 32, 82
BT Incentive Share Plan 59, 108, 119
BTopenworld 16, 29, 32, 82
BT Performance Share Plan 59, 119
BT Retention Share Plan 59, 108, 119
BT Retail 11-14, 29-31, 82
BT Wholesale 11, 14-15, 29, 31-32, 82
Business practice, statement of 54
Business review 8-23
Call volume growth 11, 32
Capital expenditure 3, 27, 39, 41-42, 79, 85, 106, 138
Capital gains tax 141-142
Cash flow statement 79
Cautionary statement 140
Chairman's message 4-5
Chief Executive's statement 6-7
Commitment to society 24-25
Community 24
Competition and the UK economy 44-45
Concert global venture 5, 9, 11, 15, 28, 34, 35, 36, 55, 82-85, 101-102, 112-113, 135, 150
Contact details 154
Contingent liabilities 113
Corporate governance 52-54
Creditors 51, 110
Cross reference to Form 20-F 156-158
Customer satisfaction 2, 13
Debtors 73, 108
Demerger 5, 9, 28, 43, 75, 81-82, 103-104, 111-112, 142, 149
Depreciation 33-34, 73, 90-92, 106
Disposals 9-11, 36-37, 79, 93, 98-104
Directors 48-49
- Emoluments 116
- Interests in shares 65-68
- Proposed for election or re-election at AGM 50
- Remuneration, report on 57-69
- Report 50-51
- Responsibility statement 70

Dividend investment plan 143
Dividends 3, 38-39, 56, 96, 110, 126, 142, 146
Earnings (loss) per share 3, 26, 29, 38-39, 96-97
Economic and Monetary Union 46
Employee share schemes 116-121
Employees 17-18, 116
Environment 24-25, 45, 153
Exchange controls 152
Exchange lines 1, 9, 30-33
Financial calendar 153
Financial commitments 113
Financial headlines 3
Financial instruments 74, 121-126
Financial ratios 138
Financial review 28-47
Financial statistics 138
Financing 39-40
Five-year financial summary 26-27
Foreign currencies 72, 122-123
Going concern 41, 70
Goodwill 3, 33-35, 36, 72, 73, 90-92, 93, 105, 107
Glossary of terms and US equivalents 155
Group strategy 8-9
Intangible assets 43, 72, 73, 80, 90-92, 93, 105, 128
Interest 38, 72, 75-77, 94, 109, 122
Internal control and risk management 53
Internet 8, 11, 12, 13, 14, 16, 22, 30, 32, 82
Investments 3, 36-37, 73, 93, 94, 107-108, 109
Joint ventures and associates 26, 35-36, 88, 89, 93, 94, 102, 107-108, 112, 135
Legal proceedings 23, 113
Licence 19-22, 105
Listings 141
Loans and other borrowings 27, 80, 109-110
Management Council 52
Management of liquid resources 79, 98
Material contracts 148-150
Memorandum and Articles of Association 145-148
Minority interests 26, 27, 29, 38, 75-77, 80, 95
mmO2 5, 8, 9, 10, 28, 30, 50, 75, 81-82, 98-104, 111-112, 140, 141, 142, 149-150
Mobile communications 82
Net debt 3, 9, 27, 38, 40, 79, 104, 122, 149
Other operating income 26, 29, 33, 75-77, 89
Operating Committee 48-49, 52-53, 57, 69
Operating costs 3, 26, 29, 33, 90-92
Operating profit (loss) 3, 26, 29, 75-77
Operational statistics 139
Optical fibre 14
Pensions 43-44, 46, 60, 64, 73-74, 114-115
Price control 19, 20-21, 36, 44
Profit (loss) after tax 3, 26, 29, 38, 75-77
Profit (loss) before tax 3, 26, 29, 38, 75-77
Profit and loss account 75-77
Provisions for liabilities and charges 27, 43, 80, 110
Publications 153
Quarterly analysis of turnover and profit 136-137
Reconciliation of movement in shareholders' funds 111-112
Reconciliation of operating profit to operating cash flows 98
Redundancy costs 73, 90-92
Regulation, competition and prices 18
Research and development 16-17, 72, 90-92, 138
Restructuring 9, 36, 50, 82
Return on capital employed 43, 138
Rights issue 9, 28, 59, 82, 96, 111-112, 119-121, 141
Risk factors 55-56
Risk management 121-126
Segmental analysis 82-88
Share and ADS prices 141
Share capital 27, 80, 111-112, 126-127
Share option schemes 111-112, 116-121
Shareholder communication 154
Shareholdings analysis 142
Staff costs 31, 33, 90-92
Statement of total recognised gains and losses 78
Stocks 73, 80
Strategy statement 2
Subsidiary undertakings 72, 73, 98-104, 134
Substantial shareholdings 50
Suppliers payment policy 50-51
Tangible fixed assets 73, 80, 106
Taxation 26, 29, 38, 74, 75-77, 79, 81, 94-95, 110, 129
Taxation (US Holders) 150-151
Total shareholder return 58, 120, 144
Treasury policy 40
Turnover 3, 9, 11-12, 26, 29, 32-33, 35, 72, 75-77, 82-89
Unaudited pro forma balance sheet 43, 80, 82
US GAAP 27, 46, 128-133
Viag Interkom 9, 10, 34-35, 39, 42, 99, 104, 148-150
Yell 5, 10, 36, 81-82, 93, 103, 149

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean VA 22102-3811
Telephone (703) 918 3000
Facsimile (703) 918 3100

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareowners' of Concert B.V.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareowners' equity and comprehensive loss and cash flows present fairly, in all material respects, the financial position of Concert, B.V. and its subsidiaries (the "Company") at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

McLean, Virginia
May 1, 2002

CONCERT, B.V.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions, except share data)

ASSETS

	At December 31, 2001	At December 31, (Unaudited) 2000
Current assets:		
Cash and cash equivalents	$ 105	$ 127
Accounts receivable:		
Trade third parties, less allowances of $146 and $36 (unaudited)	2,539	1,825
Trade related parties	768	1,670
Other third parties, less allowance of $4 and $1 (unaudited)	80	222
Other related parties	54	444
Loans and interest due from related parties	159	328
Prepaid expenses and other	39	36
Total current assets	3,744	4,652
Property and equipment, net	1,744	3,753
Intangible and other assets, net	14	949
Total assets	$ 5,502	$ 9,354

LIABILITIES AND SHAREOWNERS' EQUITY

	2001	(Unaudited) 2000
Current liabilities:		
Trade accounts payable and accrued expenses:		
Third parties	$ 2,694	$ 2,450
Related parties	1,076	1,942
Accrued employee related costs	361	107
Capital lease obligation	15	15
Deferred revenue	81	47
Income and value added taxes payable	69	116
Total current liabilities	4,296	4,677
Accrued employee related costs, net of current portion	-	68
Capital lease obligation, net of current portion	29	41
Deferred revenue, net of current portion	46	39
Deferred income taxes	1	9
Long-term debt related parties	-	1,950
Total liabilities	4,372	6,784
Commitments and contingencies (Note 10)		
Shareowners' equity:		
Class A ordinary shares, par value 100 NLG; 300,000 shares authorized; 125,101 shares issued and outstanding at December 31, 2001; 125,100 shares issued and outstanding at December 31, 2000 (unaudited)	6	6
Class B ordinary shares, par value 400 NLG; 300,000 shares authorized; 125,101 shares issued and outstanding at December 31, 2001; 125,100 shares issued and outstanding at December 31, 2000 (unaudited)	24	24
Additional paid-in capital	5,476	3,355
Accumulated deficit	(4,425)	(816)
Contribution receivable	-	(22)
Accumulated comprehensive income	49	23
Total shareowners' equity	1,130	2,570
Total liabilities and shareowners' equity	$ 5,502	$ 9,354

The accompanying notes are an integral part of these financial statements.

CONCERT, B.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions)

	For the years ended December 31,	
	2001	**(Unaudited) 2000**
Net revenue	$ 6,189	$ 7,748
Operating expenses:		
Access, interconnection and network	5,128	5,836
Selling, general and administrative	1,345	1,058
Asset write-offs	2,625	-
Depreciation and amortization	665	525
Total operating expenses	9,763	7,419
Operating loss	(3,574)	329
Other income (expense):		
Interest income	19	36
Interest expense, net	(76)	(106)
Loss on foreign currency transactions, net	(50)	(90)
Other (expense) income	(28)	34
Total other expense	(135)	(126)
(Loss) income before income taxes	(3,709)	203
Income tax benefit (provision)	76	(98)
Minority interest	24	(2)
Net (loss) income	$ (3,609)	$ 103

The accompanying notes are an integral part of these financial statements.

CONCERT, B.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME

(Dollars in millions, except share data)

	For the years ended December 31, 2001	For the years ended December 31, (Unaudited) 2000
Class A ordinary shares:		
Balance at beginning of year	$ 6	$ -
125,100 shares issued to AT&T in connection with the formation of the Global Venture (Note 3)	-	6
1 share issued to AT&T in connection with the conversion of the AT&T Term Loan to equity (Note 3)	-	-
Balance at end of year	6	6
Class B ordinary shares:		
Balance at beginning of year (125,100 shares)	24	24
1 share issued in connection with the conversion of the BT Term Loan to equity (Note 3)	-	-
Balance at end of year	24	24
Additional paid-in capital:		
Balance at beginning of year	3,355	1,360
Shares issued in connection with the formation of the Global Venture (Note 3)	-	1,726
Cash contributions (Note 3)	-	256
Other non-cash contributions from shareowners (Note 3)	-	43
Contribution receivable from shareowner (Note 3)	-	22
Estimated income taxes paid on behalf of shareowners (Note 3)	-	(52)
Conversion of AT&T and BT Term Loans to equity (Note 3)	2,121	-
Balance at end of year	5,476	3,355
Accumulated deficit:		
Balance at beginning of year	(816)	(919)
Net (loss) income	(3,609)	103
Balance at end of year	(4,425)	(816)
Contribution receivable:		
Balance at beginning of year	(22)	-
Cash contribution receivable from shareowner	-	(22)
Cash contribution received from shareowner	22	-
Balance at end of year	-	(22)
Accumulated comprehensive income:		
Balance at beginning of year	23	37
Foreign currency translation adjustment	26	(14)
Balance at end of year	49	23
Total shareowners' equity	$ 1,130	$ 2,570
Comprehensive (loss) income:		
Net (loss) income	$ (3,609)	$ 103
Foreign currency translation adjustment, less income taxes of $8 and $(4) (unaudited), respectively	18	(10)
Total comprehensive (loss) income	$ (3,591)	$ 93

The accompanying notes are an integral part of these financial statements.

CONCERT, B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	For the years ended December 31, 2001	For the years ended December 31, (Unaudited) 2000
Cash flows from operating activities:		
Net (loss) income	$ (3,609)	$ 103
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	665	525
Bad debt expense	85	40
Unrealized foreign exchange losses, net	43	91
Deferred taxes	(8)	1
Minority interest share of net (loss) income	(24)	2
Asset write-offs	2,625	-
Other non-cash items	23	9
Changes in operating assets and liabilities:		
Accounts receivable:		
Trade third parties	(838)	(1,758)
Trade related parties	902	43
Other third parties	142	(202)
Other related parties	390	(420)
Interest due from related parties	9	10
Prepaid expenses and other	(1)	55
Trade accounts payable and accrued expenses:		
Third parties	332	1,152
Related parties	(629)	1,140
Accrued employee related costs	188	244
Income and value added taxes payable	(18)	84
Deferred revenue	41	86
Other assets and liabilities	19	12
Net cash provided by operating activities	337	1,217
Cash flows from investing activities:		
Acquisition of property and equipment	(438)	(1,108)
Loans to related parties	(1,015)	(437)
Repayments of loans due from related parties	1,163	130
Other investing activities	(20)	(78)
Net cash used in investing activities	(310)	(1,493)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt related parties	-	1,000
Principal payments on long-term debt related parties	-	(906)
Proceeds from capital contributions from related party	22	308
Proceeds from the issuance of notes payable	217	-
Payments on accrued interest to related party	(217)	-
Cash overdraft	(46)	48
Estimated income taxes paid on behalf of shareowners	-	(52)
Payments on capital lease obligation	(13)	(3)
Other financing activities	(11)	-
Net cash (used) provided by financing activities	(48)	395
Net effects of foreign currency on cash	(1)	-
Net decrease in cash and cash equivalents for the year	(22)	119
Cash and cash equivalents, beginning of year	127	8
Cash and cash equivalents, end of year	$ 105	$ 127

The accompanying notes are an integral part of these financial statements.

CONCERT, B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	For the years ended December 31,			
		2001		(Unaudited) 2000
Supplemental disclosure of cash flow information:				
Cash paid for interest, including interest capitalized	$	217	$	6
Cash paid for income taxes, including amounts paid on behalf of shareowners of $0 and $52 (unaudited), respectively	$	25	$	70
Non-cash investing and financing activities:				
Payment due for the purchase of assets from related parties	$	11	$	23
Equipment acquired under capital lease	$	-	$	59
Non-cash contributions by related parties	$	-	$	43
Non-cash contributions in connection with the formation of the Global Venture	$	-	$	1,680
Conversion of long-term debt and related accrued interest - related parties	$	2,121	$	-

The accompanying notes are an integral part of these financial statements.

CONCERT, B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except share data)

1. Organization

Description of the business

Concert B.V., a private limited liability company established in Amsterdam, the Netherlands, on October 20, 1998, through the Concert global group of companies (collectively, "Concert" or the "Company"), provides global communications services to multi-national companies, traditional and emerging carriers, wholesalers and Internet service providers. Concert's core business offering and products include the sale of International Direct Dial (IDD), Select, Wholesale, Transit and other voice services, International Bandwidth, Data, IP and domestic services to multi-national customers. The ultimate parent company from inception to January 4, 2000 was British Telecommunications plc. ("BT"). On January 5, 2000, the Company became jointly owned by AT&T, Corp. ("AT&T") and BT, pursuant to the provisions of the Framework and Closing Agreements dated October 23, 1998 and November 22, 1999, respectively, as amended and effective for purposes of forming a joint venture ("The Global Venture" or "GV") on January 5, 2000.

As part of the GV formation, as discussed further in Note 3, BT and AT&T (collectively, "the Parents") contributed certain assets, liabilities and economic benefits and risks of certain contracts. The contribution of assets, liabilities and contract rights was accounted for using the Parents' cost basis at January 5, 2000.

Concert's operations are separated into the following business units: Global Accounts ("GA"), Global Markets ("GM"), International Carrier Services ("ICS"), Global Products ("GP"), and Networks & Systems ("N&S").

GA provides a named set of approximately 270 multinational corporations ("MNC") with global telecommunication sales and service. Customers are primarily in the finance, petrochemical, pharmaceutical, and information technology industry sectors. Global Accounts' customers have a single point of contact with responsibility for everything from service procurement to problem resolution, through a Global Account Manager with a full support team of service network designers, field engineers and billing specialists.

GM provides international communications services through a network of over 50 distributors, (including the Parents) to multinational companies, and other business customers and institutions worldwide. Products include a range of Bandwidth (international private line), Data (international frame relay, packet and ATM services), Voice (freephone, virtual network services, global software-defined networks) and value-added IP ("Internet Protocol") services.

ICS is responsible for international voice traffic management and correspondent carrier relations for the Parents. In addition, ICS offers telecommunications services to traditional and emerging carriers, wholesalers and internet service providers worldwide. The unit manages the profit and loss of a wholesale voice cross-border service portfolio that includes international wholesale product platforms as well as switched transit and hubbing services.

GP develops and manages the Concert portfolio of retail services sold by GA, the Parents, and other distributors. This organization creates innovative solutions in network-based corporate communication services. Emphasis is on the delivery of leading edge international services and applications. The functional areas in this organization include product management, service, marketing and strategy.

N&S is responsible for designing, building, managing and maintaining Concert's global network, as well as delivering all aspects of customer service. The N&S unit is the interface with in-country domestic suppliers for access, whether with AT&T or BT in their home markets, or with local network providers in other countries. N&S is also responsible for the integration of networks, technical platforms and systems (including development), along with their associated processes.

Termination of the GV

On October 15, 2001, AT&T, BT and Concert entered into binding agreements (collectively the "Termination Agreements"), which, upon closing, resulted in Concert's acquisition of 100% of AT&T's equity interest ("AT&T Shares") in Concert, in exchange for certain assets, liabilities, contracts, customers and other items of Concert ("Transferred Assets"). After completion of certain conditions, closing occurred on April 1, 2002 ("Close" or "Closing"). Upon Closing, as consideration for the AT&T Shares, a portion of the assets, liabilities, contracts, customers and other operational items transferred to AT&T. The Transferred Assets consisted primarily of those items that were contributed by AT&T in connection with the formation of the GV, in addition to certain assets and obligations that were purchased, generated or developed during the operation of the GV. The remaining business is now wholly owned by BT.

As a result of the April 1, 2002 transaction described above, the financial position, results of operations and cash flows included in these financial statements are not representative of the remaining Concert business from April 1, 2002 forward.

Continuing Operations

In order for Concert to continue its global operations, Concert has entered into commercial arrangements with AT&T at Closing. The purpose of these arrangements is to provide Concert the ability to offer telecommunication services in geographic regions where Concert will no longer have the operating assets as a result of the movement of the Transferred Assets to AT&T.

Liquidity

In accordance with the Termination Agreements, a funding plan for supporting the operations of the Company between October 15, 2001 and the Close and a series of Transition Projects that will continue post Close was established. With minimal exceptions, this funding plan requires the Parents to equally fund operations through Close and the completion of the Transition Projects.

Post Close, BT confirmed that sufficient funding will be available for Concert to meet its financial obligations up to and through March 31, 2003.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S.) and include the accounts of Concert and its majority-owned subsidiaries. All material inter-company accounts and transactions have been eliminated in the consolidated financial statements. Certain balances in the prior year have been reclassified to conform to the presentation adopted in the current year.

The unaudited Consolidated Balance Sheet as of December 31, 2000, the unaudited Statement of Operations, Shareowners' Equity and Comprehensive (Loss) Income and Cash Flows for the year ended December 31, 2000 have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair presentation have been included.

(Dollars in millions, except share data)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

Concert maintains its consolidated financial statements in U.S. dollars. Income statement amounts are translated at average exchange rates for the year and assets and liabilities are translated at year-end exchange rates for operations that prepare financial statements in currencies other than the U.S. dollar. These translation adjustments are presented as a component of accumulated other comprehensive (loss) income within shareowners' equity. Gains and losses from foreign currency transactions are included in net (loss) income.

Revenue Recognition

Concert records net revenue in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," and Emerging Issues Task Force No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", which provide guidance on the recognition, presentation and disclosure of revenue in financial statements.

Prior to October 15, 2001, the Company reported revenue generated from MNC Domestic services on a gross basis. This was based upon a number of key facts including customer ownership, economic risk, price control and the Company's intent to migrate the contractual relationship from the Parents direct to Concert. In connection with the decision to unwind the GV, a number of these factors changed and the Company has concluded the appropriate presentation for MNC domestic sales, post October 15, 2001 should be on a net basis.

This change in presentation resulted in a reduction in net revenue, accounts receivable, operating expenses and accounts payable related party for the year ended December 31, 2001 of $299.

Concert recognizes revenue from the sale of International Direct Dial (IDD), Select, Wholesale, Transit and other Voice services, International Bandwidth, Data, MNC Domestic and IP services when persuasive evidence of an arrangement exists, delivery has occurred or services are provided, prices are fixed and determinable and collection is reasonably assured. Revenue is recognized as services are provided net of amounts that will be neither billed nor

(Dollars in millions, except share data)

collected. Amounts invoiced to customers, including sub-sea capacity, prior to the relevant criteria for revenue recognition being satisfied, are included in deferred revenue which is included in the accompanying consolidated balance sheet.

Advertising

Costs of advertising and promotions, excluding cash incentives used to acquire customers, are expensed as incurred. Advertising and promotional expenses were $45 and $38 (unaudited) for the years ended December 31, 2001 and 2000, respectively.

Cash and Cash Equivalents

Concert considers all highly liquid investments having original maturities of ninety days or less at the date of acquisition to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Property and Equipment

Property and equipment, which includes capitalized leases, are stated at cost, net of depreciation and amortization. Expenditures for improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized, while expenditures for repairs and maintenance are expensed as incurred.

Expenditures for construction of network systems and other projects prior to the asset being ready for its intended use are reflected as construction in progress. Capitalized costs include costs incurred under the construction contracts, labor and interest. Total interest cost incurred for the years ended December 31, 2001 and 2000 were $99 and $133 (unaudited), respectively. Interest capitalized on construction in progress for the years ended December 31, 2001 and 2000 were $23 and $27 (unaudited), respectively. Costs incurred relating to the evaluation of new projects, prior to the date the development of the project becomes probable, are expensed as incurred.

Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, with the exception of leasehold improvements and assets acquired through capital leases, which are depreciated over the lesser of the estimated useful lives of the asset or the term of the lease. The following are Concert's depreciable asset categories and their estimated useful lives:

(Dollars in millions, except share data)

Network and other equipment	3 to 20 years
Software developed for internal use	3 years
Buildings and leasehold improvements	5 to 40 years
Administrative Assets	1 to 7 years

When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts and the resultant, gain or loss is included in other income (expense).

Intangible Assets

Intangible assets include goodwill, and customer lists. Amounts contributed by the shareowners' as goodwill is the excess of the purchase price over the fair value of net assets acquired in a business combination accounted for under the purchase method. Concert amortizes goodwill on a straight-line basis over 20 years. Customer lists are amortized over 5 years. In accordance with Accounting Principles Board Opinion No. 17, "Intangible Assets", Concert continues to evaluate the amortization periods of the Company's intangible assets to determine whether events or circumstances warrant revised amortization periods.

Software Developed for Internal Use

Certain development costs, including external direct costs of materials and services and payroll costs for employees devoting time to the projects associated with internal-use software are capitalized in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Development or Obtained for Internal Use". These costs are included within property and equipment and are amortized over a period of three years beginning when the asset is ready for its intended use. Costs incurred prior to technological feasibility, as well as maintenance and training costs are expensed as incurred. For the years ended December 31, 2001 and 2000, Concert capitalized costs of $198 and $117 (unaudited), respectively, related to software development.

Research and development costs are expensed as incurred. Concert recorded $154 and $83 (unaudited) as research and development costs for the years ended December 31, 2001 and 2000, respectively.

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", long-lived assets, identifiable intangibles and goodwill related to those assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the long-lived assets, related intangible assets and goodwill, then a loss is recognized for the difference between the fair value and carrying amount of the identifiable tangible, intangible assets and goodwill being evaluated. See note 4 for a discussion on asset impairments for the year ended December 31, 2001.

Sub-Sea Cable Capacity

In connection with the formation of the GV, the Parents contributed sub-sea cable assets to Concert. These amounts have been recorded as Property and Equipment and are being depreciated over their remaining useful lives.

In the normal course of business, Concert enters into transactions to acquire the right to use sub-sea cable assets or services. Dependent on the nature of the assets or services received, Concert accounts for the transaction as either a service contract or as a lease arrangement. If the services received do not meet the criteria of a lease, Concert accounts for the services received in accordance with accepted service contract accounting by recognizing the cost of the service offering over the term of the arrangement. If the assets received meet the criteria of a lease, Concert accounts for the arrangement in accordance with SFAS No. 13, "Accounting For Leases" (see note 10).

Derivative Financial Instruments

Concert enters into foreign currency forward contracts to manage the risk of foreign currency exchange rate fluctuations. All foreign currency contracts are marked-to-market on a current basis with respective gains or losses recognized in other income (expense). The gains or losses on foreign currency contracts serve to offset (partially, or completely, depending on the nature of the instruments entered into in relation to the underlying assets) the impact of the revaluation of the underlying assets or liabilities (receivables or payables) that are recorded within Concert's financial statements in currencies other than U.S dollars.

(Dollars in millions, except share data)

Concentration of Credit Risk

Financial instruments that potentially subject Concert to concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. Concert maintains its cash and cash equivalents with high-quality financial institutions which, at times, may exceed federally insured limits.

Concert has accounts receivable and loans receivable from its Parents, which exceed 10% of the December 31, 2001 and 2000 accounts receivable and loans receivable balances. Receivable balances due from the Parents at December 31, 2001 and 2000 are $2,247 and $3,470 (unaudited), respectively.

No other customers represented more than 10% of accounts receivable at December 31, 2001 and 2000.

Fair Value of Financial Instruments

The carrying value of Concert's financial instruments, including cash and cash equivalents, accounts receivable, loans and interest receivable, accounts payable and accrued expenses are carried at cost which approximates fair value due to the relative short maturities of these instruments.

The fair value of Concert's long-term debt due to the Parents at December 31, 2000 is $1,812 (unaudited).

Income Taxes

Concert, B.V. is recognized as a partnership for U.S. income tax purposes, therefore Concert has not recorded current or deferred income taxes in the accompanying financial statements related to its U.S. operations. Concert's foreign subsidiaries recognize current and deferred income taxes using tax laws enacted in each local jurisdiction. Deferred taxes are recognized using the asset and liability approach in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method, deferred income taxes are recognized for differences between the carrying amounts and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. Concert establishes a valuation allowance on net deferred tax assets when it is more likely than not that such assets will not be realized.

(Dollars in millions, except share data)

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" which supercedes Accounting Principles Board (APB) Opinion No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for under the purchase method. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. Management is in the process of evaluating what impact the adoption of SFAS No. 141 will have on the Company's financial statements.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" which supercedes APB Opinion No. 17. Under SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be amortized, but rather will be tested for impairment upon adoption of the standard and at least annually thereafter. In addition, the amortization period of intangible assets with finite lives will no longer be limited to 40 years. SFAS No. 142 is effective for the Company as of January 1, 2002. Management is in the process of evaluating the effect that this statement will have on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management is in the process of evaluating the effect that this statement will have on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 applies to all long-lived assets, including discontinued operations, and amends APB opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Based on SFAS No. 121, SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal

(Dollars in millions, except share data)

implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for Concert as of January 1, 2002. Management is in the process of evaluating the effect that this statement will have on the Company's financial statements.

3. Related Party Transactions

A substantial portion of Concert's business is transacted between the Company and its Parents. The majority of the terms and conditions, including renewal periods and renegotiation rights applicable to those business transactions, have been contractually agreed between the Parents. Below is a summary of the transactions between Concert and its Parents and the amounts included from those transactions in the Consolidated Statement of Operations for the years ended December 31, 2001 and 2000:

	2001	(Unaudited) 2000
Net revenue	$ 2,522	$ 3,274
Operating expenses	2,491	2,340
Other expense	81	94

Revenue earned from the Parents includes the sale of IDD, Wholesale, and other Voice services, International Bandwidth, Data, and IP services.

Operating expenses relate to the cost of inland domestic services, network service, system support, maintenance and provisioning, international termination charges, US and UK domestic backhaul, billing and customer care, certain employee related costs and other general services inclusive of all related tax and regulatory charges.

Other expenses include interest income and interest expense relating to the Parental loans and other commercial arrangements and settlements between Concert and BT.

(Dollars in millions, except share data)

As part of Concert's formation, provisions were included in the framework and closing agreement which required the Parents to reimburse Concert for certain costs under their commercial arrangements. During the years ended December 31, 2001 and 2000, Concert was to be reimbursed $30 and $346 (unaudited), respectively. These amounts are recorded as a reduction of operating and other expenses.

Balances included in the Consolidated Balance Sheets at December 31, 2001 and 2000 for transactions with each Parent are as follows:

	2001	(Unaudited) 2000
Accounts receivable, net	$ 768	$ 1,670
Other related party receivables	54	444
Loans and interest due from related parties	159	328
Accounts payable and accrued expenses	1,076	1,942
Long-term debt	-	1,950

Included within trade-third parties accounts receivable balance at December 31, 2001 are amounts due from the Parents as part of their role as Concert's billing and collection service provider. In this role, the Parents bill and collect certain revenue streams on Concert's behalf. These revenues and receivables are not generated from the sale of product or services to the Parents and therefore, they have been classified as third party accounts receivable. Amounts included in the Consolidated Balance Sheet for such items at December 31, 2001 and 2000 are $1,266 and $1,028 (unaudited), respectively.

Excluded from related party trade accounts payable and accrued expenses are amounts due to the Parents for payments, which the Parents make to unrelated third parties on Concert's behalf. Such payments consist primarily of property and equipment purchases and net settlement payments to third party carriers. At December 31, 2001 and 2000, $775 and $690 (unaudited), respectively, is included in trade third party accounts payables and accrued expenses for these items.

(Dollars in millions, except share data)

Contributions Upon Formation

As discussed in Note 1, in connection with the GV formation, the Parents contributed certain assets, liabilities and the economic benefits and risks of certain contracts. The initial contributions to the GV have been accounted for using predecessor or carryover basis.

The January 5, 2000 contributions of the Parents, including minority interest of $44 (unaudited), are summarized below:

		(Unaudited)
Cash and cash equivalents	$	52
Accounts receivable, net		44
Prepaid expenses and other		2
Property and equipment		1,785
Intangible and other assets		67
Total assets	$	1,950
Accounts payable and accrued expenses	$	172
Income and value added taxes payable		2
Total liabilities	$	174
Net Assets	$	1,776

Under the Framework Agreement, Concert receives the economic benefit and risk associated with contracts assigned to the GV by AT&T and BT. Property and equipment contributed by the Parents consists primarily of Trans-Atlantic and Trans-Pacific sub-sea cable assets and related telecommunications network equipment.

Included in the intangible and other assets contributed by the Parents is $65 (unaudited) related to rights to acquire capacity on a cable system in the Asia Pacific region. At December 31, 2001, Concert has activated $30 of this capacity and reclassified the balance to property and equipment, and is amortizing this amount over 15 years. The Company has reviewed the carrying value of the remaining cable capacity rights of $35, which will revert back to AT&T, as set forth in the Termination Agreements (Note 1) and concluded that neither the Company nor AT&T intends to activate this capacity. Therefore, the Company has written off the remaining carrying value of the capacity rights and has included the write-off within the Consolidated Statements of Operations in operating expenses.

(Dollars in millions, except share data)

Loans due from related parties

On December 15, 2000, Concert extended a loan facility ("BT Loan Receivable") to BT. The BT Loan Receivable facility expires on December 15, 2003. Any outstanding principal balance is repayable on the expiration date of the facility. Interest is accrued monthly, based on a 365 day year, at the rate of a three month London Inter-bank Offered Rate ("LIBOR") plus 40 basis points, which is measured at the beginning of each quarter, or 4.94% and 6.58% (unaudited) at December 31, 2001 and 2000, respectively. The principal balance of the BT Loan Receivable was $67 and $181 (unaudited) at December 31, 2001 and 2000, respectively. Interest accrued during the facility period is payable on the first business day of the following calendar year. During 2001, BT made principal payments of $399 and took advances of $297. Accrued interest at December 31, 2001 and interest income recorded during 2001 was $9 and $9, respectively. Interest income accrued for 2000 was immaterial. Subsequent to December 31, 2001, all amounts due under the BT Loan Receivable were paid to Concert.

On August 30, 2000, Concert extended a loan facility ("AT&T Loan Receivable") to AT&T. The AT&T Loan Receivable facility expires on August 30, 2003. Any outstanding principal balance is repayable on the expiration date of the facility. Interest is accrued monthly, based on a 360 day year, at the rate of a three month LIBOR (on USD deposits) plus 40 basis points, which is calculated at the beginning of each quarter, or 3.0% and 7.20% (unaudited) at December 31, 2001 and 2000, respectively. Interest accrued during the facility period is payable on the first business day of the following calendar year. Accrued interest at December 31, 2001 and 2000 was $3 and $2 (unaudited), respectively. Interest income recorded during 2001 and 2000 was $5 and $6 (unaudited), respectively. The principal balance of the AT&T Loan Receivable was $80 and $126 (unaudited) at December 31, 2001 and 2000, respectively. During 2001, AT&T made principal payments of $764 and took advances of $718. Subsequent to December 31, 2001, all amounts due under the AT&T Loan Receivable were paid to Concert.

Loans due to related parties

On November 29, 2001, in connection with the Termination Agreement, through a series of transactions AT&T and BT converted to equity the outstanding amounts of the AT&T Term Loan, BT Term Loan and amounts equal to the related accrued interest of $1,113 and $1,008, respectively. Prior to the conversion, accrued interest of $113 and $104 on the AT&T and BT Term Loans, respectively was paid. Subsequent to this transaction, the AT&T and BT Term Loans were cancelled and terminated.

(Dollars in millions, except share data)

During January 2000, Concert renewed a $904 term loan facility ("BT Term Loan") with BT. The BT Term Loan, as amended, will expire on January 18, 2003. Interest accrues daily on the basis of the actual number of days elapsed and a 365 day year, at the rate of the three month LIBOR plus 40 basis points, which is measured at the beginning of each quarter, or 4.94% and 6.58% (unaudited) at December 31, 2001 and 2000, respectively. Accrued interest payable at December 31, 2001 and 2000 was zero and $60 (unaudited), respectively. Interest expense recorded during the years ended December 31, 2001 and 2000 on the BT Term Loan was $49 and $60 (unaudited), respectively.

During January 2000, Concert entered into a $1,000 term loan facility ("AT&T Term Loan") with a wholly owned subsidiary of AT&T. The AT&T Term Loan was drawn down during January and February 2000, in separate advances totaling $1,000. The AT&T Term Loan, as amended, will expire on January 18, 2003. Interest is accrued daily on the basis of the actual number of days elapsed and a 360 day year, at the rate of a three month LIBOR plus 40 basis points, which is calculated at the beginning of each quarter, or 3.00% and 7.20% (unaudited) at December 31, 2001 and 2000, respectively. Accrued interest payable at December 31, 2001 and 2000 was zero and $67 (unaudited), respectively. Interest expense recorded during the years ended December 31, 2001 and 2000 on the AT&T Term Loan was $46 and $67 (unaudited), respectively.

The AT&T Term Loan is denominated in a currency other than the Company's functional currency. Accordingly, the carrying value of the loan is subject to foreign exchange rate risk. Concert recorded an unrealized foreign currency loss on the AT&T Term Loan in the amount of $47 and $92 (unaudited) for the years ended December 31, 2001 and 2000, respectively, which is included in loss on foreign currency transactions, net on the Consolidated Statements of Operations.

Other Transactions with or on behalf of the Parents

During the year ended December 31, 2000, the Parents made additional contributions of buildings in the amount of $41 (unaudited), cash and contribution receivable in the amount of $278 (unaudited) and other assets of $2 (unaudited). Concert also paid $52 (unaudited) of estimated income taxes on behalf of its Parents in accordance with applicable tax laws and regulations.

On July 1, 2000, Concert acquired certain assets and assumed certain liabilities of AT&T Global Markets Europe ("GME") for $72 (unaudited). Of the purchase price, $50 (unaudited) was paid during 2000 with the balance paid in 2001 and 2002. This transaction resulted in Concert acquiring the customer base, customer lists, related receivables and

(Dollars in millions, except share data)

obligations for the data and voice services provided to third parties by GME. The Company recorded liabilities of approximately $163 (unaudited), accounts receivable and other assets of approximately $147 (unaudited) and an intangible asset for the customer base of approximately $88 (unaudited). The Company is amortizing the identifiable intangible asset over five years.

In December 2001, the Company completed negotiations to settle certain receivables and payables, which arose post GV formation, in dispute with the Parents. Against the total net unresolved disputes registered at December 31, 2001, Concert reserved $141 as an estimated loss in the accompanying Consolidated Balance Sheets and Consolidated Statements of Operations. The final resolution of this issue has concluded that the reserves were sufficient to close all parental disputes at December 31, 2001.

4. Property and Equipment

As of December 31, 2001 and 2000, property and equipment consists of the following:

	2001	(Unaudited) 2000
Network and other equipment	$ 2,016	$ 2,656
Construction in progress	222	1,162
Software developed for internal use	345	256
Administrative assets	233	149
	2,816	4,223
Less accumulated depreciation and amortization	(1,072)	(470)
Property and equipment, net	$ 1,744	$ 3,753

Property and equipment under capital lease is $59 at December 31, 2001 and 2000 (unaudited) and consist primarily of sub-sea cable assets and related equipment. Accumulated depreciation at December 31, 2001 and 2000, related to property and equipment under capital lease, was $4 and zero (unaudited), respectively. These assets are being amortized over the shorter of their estimated useful lives or the related lease term.

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2001 and 2000 amounted to $602 and $470 (unaudited), respectively.

In connection with the execution of the Termination Agreements discussed in Note 1, it has been determined that certain of the Company's development projects will no longer be

(Dollars in millions, except share data)

continued. Accordingly, certain development assets have been abandoned. A charge of $35 was recorded for these projects during 2001 and is included in operating expenses on the Consolidated Statement of Operations. Additionally, as a result of the decision to unwind the GV, certain assets have been identified which remain functional, and are required in the GV's operations, but which will not be required by either Parent after Close. As of October 15, 2001, the date of the Termination Agreements, management has accelerated the depreciation on these assets such that they will be fully depreciated at Close. Accelerated depreciation of approximately $22 was recorded during the year ended December 31, 2001.

During 2001, events and circumstances within the telecommunications industry occurred, including the October 15, 2001 announcement by AT&T and BT to terminate the GV, which indicated that the carrying amount of the Company's long-lived assets and related intangible assets may not be recoverable. Accordingly, the Company prepared an undiscounted cash flow analysis to determine if an impairment existed at the balance sheet date.

The analysis was prepared assuming Concert would continue in existence as constituted before the signing of the Termination Agreement dated October 15, 2001. The cash flows used in this hypothetical model assumed the assets were to be held and used and was provided by former Concert B.V. employees, now working for either AT&T or BT and may not be realized by the Company, AT&T or BT.

The total future undiscounted cash flows in this analysis were less than the carrying amount included in the accompanying Consolidated Balance Sheet of the underlying long-lived assets and intangible assets at December 31, 2001. Accordingly, an impairment loss of $2,535 was recorded in the Consolidated Statements of Operations. This loss represents the amount by which the carrying amount of the long-lived assets, related intangible assets and goodwill being evaluated exceeded the fair value of the underlying assets. The estimated fair value of the long-lived assets at December 31, 2001 was determined through the use of discounted cash flow analysis.

Given the nature of the Company's assets and operations, the cash flow analysis was prepared at the entity level, which is the asset level for which the lowest level of cash flows was identifiable.

As a result, the Company has written off goodwill prior to making any reduction of the carrying amounts of the impaired long-lived assets and other identifiable intangible assets. As the impairment loss exceeds the carrying amount of goodwill, at December 31, 2001, goodwill totaling $690 has been fully written off. The remaining portion of the impairment

(Dollars in millions, except share data)

loss, has been allocated to customer lists and then among the Company's property and equipment, $56 and $1,789, respectively.

5. Intangible Assets

As of December 31, 2001 and 2000, Concert's intangible assets consisted of the following:

	2001	(Unaudited) 2000
Goodwill	$ -	$ 795
Customer lists and other	-	86
	-	881
Less accumulated amortization	-	(51)
Intangible assets, net	$ -	$ 830

Amortization related to intangible assets for the years ended December 31, 2001 and 2000 amounted to $63 and $55 (unaudited), respectively.

As described in Note 4, the Company recorded an impairment loss during the year ended December 31, 2001 which resulted in the reduction of the intangible asset values to zero.

During 2000, the Company purchased $20 (unaudited) of prepaid capacity rights for cash included in Intangible and other assets on the Consolidated Balance Sheets. During 2001, the financial conditions of the provider indicated probable non-performance of the commitment by the provider. The Company wrote-off the prepayment of $20 and included the result in operating expenses on the Consolidated Statements of Operations for the year ended December 31, 2001.

6. Shareowners' Equity

The authorized share capital amounts of the Company as of December 31, 2001 and 2000 consists of 300,000 of each Class A and Class B ordinary shares with an authorized par value of NLG 150. Class A ordinary share issued capital amounts to $6 and consists of 125,101 ordinary shares with a par value of NLG 100 per share. Class B ordinary share issued capital amounts to $24 and consists of 125,101 ordinary shares with a par value of NLG 400 per share. Notwithstanding the difference in par value, the Class A shares and the Class B shares have identical rights.

(Dollars in millions, except share data)

On November 29, 2001, in connection with the Termination Agreements, the Company issued one Class A share, with a par value of NLG 100 to AT&T in consideration for the outstanding AT&T Term Loan and related accrued interest (as described in Note 3) of $1,113. The Company also issued one Class B share, with a par value of NLG 400 to BT in consideration for the outstanding BT Term Loan and related accrued interest (as described in Note 3) of $1,008.

On January 5, 2000, in connection with the formation of the GV, Concert B.V. became the ultimate parent company of the Global Venture. Concurrent with the formation of the GV, BT retained their ownership of 125,100 Class B shares, and 125,100 Class A shares were issued to AT&T for its contribution.

7. Employee Benefit Plans

401 (k) Plan

Concert maintains a defined contribution retirement savings plan under Section 401(k) of the United States of America Internal Revenue Code. This plan, covering substantially all US-based employees meeting the minimum age and service requirements, allows participants to defer a portion of their annual compensation on a pre and post-tax basis. Under the plan, Concert will match 66.7% of every dollar the employee contributes up to a maximum of 6% of the employee's annual base salary. The company matches both employee pre and after-tax contributions. Concert contributions to the plan for the years ended December 31, 2001 and 2000 totaled $11 and $11 (unaudited), respectively.

Pension Plan

Concert maintains a non-contributory defined benefit pension plan ("Cash Balance") covering the majority of its US-based employees. Concert also maintains a Supplemental Executive Retirement Plan (the "SERP"). The Plans were effective January 5, 2000.

The Cash Balance plan is a non-contributory defined benefit pension plan. Employees are eligible to participate in the Cash Balance plan if they are compensated by salary or commission or by a combination of both. Retirement benefits are normally payable upon reaching age 65. Pension trust contributions are made to trust funds held for the sole benefit of plan participants. Each participant is assigned a nominal cash balance account that grows by pay credits and interest credits. Benefits are paid in either a lump sum or annuity form of payment based upon the election of the employee.

(Dollars in millions, except share data)

The following table shows the change in benefit obligation, change in plan assets, funded status, accrued benefit cost, and components of the net periodic benefit cost for the Cash Balance and SERP included in the accompanying financial statements for the years ended December 31, 2001 and 2000:

	2001	(Unaudited) 2000
Change in benefit obligation		
Benefit obligation at beginning of year	$ 8	$ -
Service cost	9	6
Interest cost	-	-
Actuarial loss	2	2
Benefits paid	(1)	-
Additional benefit based on estimated future salary levels	-	-
Curtailment	2	-
Benefit obligation at end of year	$ 20	$ 8
Change in plan assets		
Fair value of plan assets at beginning of year	$ -	$ -
Actual return on plan assets	-	-
Employer contribution	9	-
Benefits paid	(1)	-
Fair value of plan assets at end of year	$ 8	$ -
Funded status, at December 31	$ (12)	$ (8)
Unrecognised net loss, at December 31	3	2
Accrued benefit cost, at December 31	$ (9)	$ (6)
Components of net periodic benefit cost		
Service cost	$ 9	$ 6
Interest cost	-	-
Expected return on plan assets	-	-
Amortisation of net loss	-	-
Curtailment charge	2	-
Net periodic benefit cost	$ 11	$ 6

(Dollars in millions, except share data)

The following rates and assumptions were used in the measurement of the pension benefit obligations at December 31, 2001 and 2000:

	2001	(Unaudited) 2000
Weighted average discount rate	7.25%	7.50%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	5.50%	6.00%

In connection with Concert's Reduction in Force Programs (see Note 8), curtailment accounting was applied as of December 31, 2001 with respect to the 743 participants scheduled to terminate service with a vested benefit during 2002 as part of the Reduction in Force Program. The resultant increase in the projected benefit obligation is treated as a curtailment loss and recognized immediately as a component of 2001 expense.

Certain Concert employees previously employed by BT or AT&T continue to participate in their respective parent's cash balance pension plans. These employees are not eligible to participate in the Concert cash balance plan, and Concert makes payments to the parents on behalf of these employees. These payments are included in operating expenses on the Consolidated Statement of Operations.

8. Employee Termination Charges

On April 5, 2001, Concert announced a Reduction in Force program. As a result of this program, Concert terminated 389 employees across various levels throughout the Company. In connection with the Termination Agreements described in Note 1, Concert announced an additional Reduction in Force program. This program called for the termination of 1,770 employees to be effected in three phases. All employees effected by the reduction in force program were notified of their termination date and were advised of the amount of their termination benefits on or before December 31, 2001. The Company recorded a charge for employee termination benefits of $172 in 2001 related to these activities. This amount is included in operating expenses in the Consolidated Statements of Operations.

At December 31, 2001, the Company had $136 included in accrued employee related costs on the Consolidated Balance Sheet related to employee termination benefits and expects to pay these amounts through 2002.

(Dollars in millions, except share data)

9. Income Taxes

The provision for (benefit from) income taxes for the years ended December 31, 2001 and 2000 are comprised of the following:

	2001	(Unaudited) 2000
Current	$ (68)	$ 97
Deferred	(8)	1
Income tax (benefit) expense	$ (76)	$ 98

Deferred income tax liabilities are taxes that Concert expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax basis of certain assets and liabilities.

The following is a summary of the significant U.S. and foreign items giving rise to components of Concert's deferred tax assets and liabilities at December 31, 2001 and 2000:

	2001	(Unaudited) 2000
Assets:		
Deductible items	$ 75	$ 87
Less: valuation allowance	(75)	(42)
Net deferred tax asset	-	45
Liabilities:		
Depreciation	(1)	(54)
Total deferred tax liability	$ (1)	$ (9)

At December 31, 2001 and 2000, Concert had net operating loss carryforwards of $14 and $200 (unaudited), respectively, generated primarily in the United Kingdom. Due to UK net operating loss carryover statutory provisions, it is unlikely the Company will recognize the benefit of these losses.

The change in valuation allowance reflects the determination that a tax benefit related to the net operating losses will not be recognized.

(Dollars in millions, except share data)

A reconciliation between the statutory federal income tax rate and the effective rate of income taxes for the years ended December 31, 2001 and 2000 is as follows:

	2001	(Unaudited) 2000
United States federal statutory income tax rate	35.0%	35.0
Benefit of United States partnership status	(8.1)%	(10.5)
Non-United States net income	(23.3)%	(5.5)
Non-deductible charges	(0.7)%	26.7
Other	(0.9)%	2.6
Effective income tax rate	2.0%	48.3

10. Commitments and Contingencies

In the normal course of business, Concert is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, Concert is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact which may exist with respect to these matters at December 31, 2001. Concert believes that after final disposition, any monetary liability or financial impact beyond that provided for at December 31, 2001 will not be material to Concert's operations, financial position or cash flows.

Concert leases office facilities, network facilities, airplanes, and copier equipment under operating leases that expire in various years through 2013. In addition, Concert leases capacity on telecommunication cables classified as capital leases. Future minimum annual payments under capital leases and non-cancelable operating leases with initial terms of one year or more consist of the following at December 31, 2001:

(Dollars in millions, except share data)

Years ending December 31,	Capital Leases	Operating Leases
2002	$ 16	$ 34
2003	16	28
2004	14	23
2005	-	18
2006	-	15
Thereafter	-	51
Total minimum lease payments	46	$ 169
Less amount reported as interest	(2)	
Less current portion	(15)	
Capital lease obligations, net of current portion	$ 29	

Expenses for operating leases, including month to month leases, amounted to $118 and $111 (unaudited) for the years ended December 31, 2001 and 2000, respectively. Concert also incurs costs with its Parents for accommodation expenses, under separate commercial agreements. Rent expense, under these agreements amounted to $44 and $42 (unaudited) for the years ended December 31, 2001 and 2000, respectively. In addition, Concert has month to month lease agreements for shared network accommodations with third parties. Rent expense for the years ended December 31, 2001 and 2000 under these agreements was $26 and $49 (unaudited), respectively.

11. Derivative Financial Instruments

In the normal course of business, Concert uses derivative financial instruments for purposes other than trading. Concert does not use derivative financial instruments for speculative purposes. These instruments are limited to foreign currency exchange contracts. Foreign currency exchange contracts are used to manage Concert's exposure to changes in currency exchange rates related to foreign-currency-denominated transactions. In 2001, this consisted principally of British pounds sterling, European Union currency ("EURO") and Japanese Yen contracts related to international carrier settlements, intercompany loans and reimbursement from European distribution channels. Concert has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

By their nature, derivative instruments involve risk, including the credit risk of non-performance by counterparties. At December 31, 2001, it is management's opinion that there is no significant risk of loss in the event of non-performance of the counterparties to these

(Dollars in millions, except share data)

financial instruments. Concert controls its exposure to credit risk through credit approvals, credit limits and monitoring procedures. Concert does not have any significant exposure to any individual counter-party, nor any major concentration of credit risk related to any derivative financial instruments.

Foreign currency forward contracts amounted to \$324 and \$157 (unaudited) to purchase foreign currencies and \$247 and \$63 (unaudited) to sell foreign currencies at December 31, 2001 and 2000, respectively, resulting in net unrealized gains of \$4 and \$2 (unaudited) for the years ended December 31, 2001 and 2000, respectively. All of these contracts mature in 2002. Gains and losses on these contracts are recorded in earnings in other income (expense), net and offset gains and losses from the revaluation of the underlying assets and liabilities recorded in currencies other than the Company's functional currency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

Date: May 31 2002

By: [signature]
Name: Patricia Day
Title: Assistant Company Secretary